Form 20-F
period 2023-03-31
TATA MOTORS LTD/FI
filed 2023-06-12
CIK 926042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2023
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
Maloy Kumar Gupta
Tel.: +91 22 6665 7219
Facsimile: +91 22 6665 7790
Email: maloy.gupta@tatamotors.com
Address:
Bombay House
24, Homi Mody Street
Mumbai 400 001, India
(Name, Telephone, Email and/or Facsimile number, and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of Each Exchange On Which Registered
None	None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, par value Rs.2 per share
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
“A” Ordinary Shares, par value Rs.2 per share
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,321,344,325 Ordinary Shares and 508,502,896
“A” Ordinary Shares, including 51,917,567 Ordinary Shares represented by 10,344,905 American Depositary Shares (“ADSs”), outstanding as of March 31, 2023. Each ADS represents five (5) Ordinary Shares as of March 31, 2023.
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
of the Exchange Act.
Large accelerated filer  ☒    Accelerated
filer  ☐    Non-accelerated
filer  ☐    Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards
1
provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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

1	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

In this annual report on Form 20-F, each of the following terms has the meaning ascribed to it below:

•	“ADR” means an American Depositary Receipt evidencing one or more ADSs;

•	“BSVI” means Bharat Stage VI, a Bharat stage emissions standard instituted by the Government of India;

•	“BSVI Phase 2” means Bharat Stage VI Phase 2, the Real Drive Emissions standard instituted by Government of India, which is applicable for vehicles manufactured on or after April 1, 2023;

•	“CNG” refers to compressed natural gas;

•	“Commercial Vehicles” or “CVs” means vehicles in the commercial vehicle segment, including SCV & Pickups, MHCVs, ILCVs and CV Passenger Vehicles;

•	“Companies Act” refers to the Indian Companies Act, 2013, as amended from time to time, unless stated otherwise;

•	“Company” refers to Tata Motors Limited;

•	“Core auto entities” means investment in equity-accounted investees related to the automotive sector of the Company;

•	“Crores” refers to 10 million Rs.;

•	“CV Passenger Vehicles” means Commercial Passenger Vehicles, which are passenger carriers in the Commercial Vehicle segment;

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

•

“Free Cash Flow” is a non-IFRS measure that equals cash flow from operating activities, less payment for property, plants and equipment and intangible assets, plus proceeds from sale of property, plant and equipment, less interest paid, plus interest received, plus dividends from equity-accounted investees of core auto entities, less investment in equity-accounted investees of core auto entities, and less M&A-linked asset purchases ;

•	“GBP” and “£” mean the British pound, the lawful currency of the United Kingdom;

•	“GVW” means gross vehicle weight;

•	“IFRS” means the International Financial Reporting Standards and its interpretations as issued by the International Accounting Standards Board;

•	“ILCVs” means intermediate and light Commercial Vehicles, which are vehicles that have a GVW between 3.5 metric tons and 12 metric tons;

•	“Ind AS” means the Indian Accounting Standards;

•	“Indian GAAP” means the accounting principles generally accepted in India;

•	“Indian rupees”, “Rs.” or “₹ ” mean the lawful currency of India;

•	“Lakhs” refers to one hundred thousand Rs.;

•	“Liters” means the measurement equivalent to 61.02 cubic inches of volume, or approximately 1.057 U.S. quarts of liquid measure;

•	“LPG” refers to liquified petroleum gas;

•	“Metric tons” or “tons” is a measurement equal to 1,000 kilograms or approximately 2,200 pounds;

•	“MHCVs” means medium and heavy Commercial Vehicles, which are vehicles that have a GVW of over 12 metric tons;

i

•	“Millimeters” or “mm” means the measurement equal to 1/1000 of a meter. A meter is equal to approximately 39.37 inches and a millimeter is equal to approximately 0.039 inch;

•	“Passenger Cars” means vehicles that have a seating capacity of up to five persons, including the driver, that are further classified into the following market categories:

•	Compact — length between 3,600 mm and 4,000 mm;

•	Executive — length between 4,500 mm and 4,700 mm;

•	Luxury — length above 5,000 mm;

•	Micro — length up to 3,200 mm;

•	Mid-size — length between 4,250 mm and 4,500 mm;

•	Mini — length between 3,200 mm and 3,600 mm;

•	Premium — length between 4,700 mm and 5,000 mm; and

•	Super Compact — length between 4,000 mm and 4,250 mm;

•	“Passenger Vehicles” or “PVs” means Passenger Cars or Utility Vehicles;

•

“Ratio of Net Debt to Shareholders’ Equity” is a non-IFRS measure calculated as total debt less cash and cash equivalents and mutual fund current portion divided by equity (including non-controlling interests);

•	“RBI” means Reserve Bank of India;

•	“Revenue” means the total revenue net of excise duty unless stated otherwise;

•	“RMB” and “Chinese Renminbi” mean the lawful currency of the People’s Republic of China;

•	“SCV” means small Commercial Vehicles;

•	“SEBI” means the Securities and Exchange Board of India;

•	“Shares” means the Ordinary Shares and the “A” Ordinary Shares of Tata Motors Limited, unless stated otherwise;

•	“Small Commercial Vehicles & Pickups” or “SCVs & Pickups” means vehicles that have a GVW of up to 3.5 tons;

•	“SUV” means sports utility vehicle;

•	“TCS” refers to Tata Consultancy Services Limited;

•	“TDCV” refers to Tata Daewoo Commercial Vehicles Co. Ltd.;

•	“TMBSL” refers to Tata Motors Body Solutions Limited (erstwhile Tata Marcopolo Motors Limited);

•	“TMETC” refers to Tata Motors European Technical Centre Plc;

•	“TMFHL” refers to TMF Holdings Limited;

•	“TMFL” refers to Tata Motors Finance Limited;

•	“TMFSL” refers to Tata Motors Finance Solutions Limited;

•	“TMIBASL” refers to Tata Motors Insurance Broking and Advisory Services Limited;

•	“TML” refers to Tata Motors Limited, the parent company;

•	“TMLBASL” refers to TML Business Analytics Services Limited;

•	“TMLBSL” refers to TML Business Services Limited;

•	“TMLPFT” refers to Tata Motors Limited Provident Fund Trust;

•	“TMML” refers to Tata Motors Marcopolo Limited (name changed to Tata Motors Body Solutions Limited with effect from December 30, 2022);

•	“TMPVL” refers to Tata Motors Passenger Vehicles Ltd.;

•	“TPEML” refers to Tata Passenger Electric Mobility Ltd.;

•	“TSL” refers to Tata Steel Limited;

•	“TTL” refers to Tata Technologies Limited;

•	“UK” and “United Kingdom” mean the United Kingdom of Great Britain and Northern Ireland; and

•	“Utility Vehicles” means vehicles that have a seating capacity of five to 10 persons, including the driver, which includes SUVs, multi-purpose vehicles and vans.

In addition to the terms defined above:

•	References to “we”, “our”, “us” and “Tata Motors Group” are to Tata Motors Limited and its consolidated subsidiaries, except as the context otherwise requires;

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

Information regarding important factors that could cause actual results to differ materially from those in our forward-looking statements appear in a number of places in this annual report on Form 20-F and the documents incorporated by reference into this annual report on Form 20-F, and include, but are not limited to:

•	the ongoing shortage of semiconductors;

•	disruptions to our supply chains and shortages of essential raw materials;

•	deterioration or uncertainty in global economic conditions;

•	the ongoing conflict between Russia and Ukraine;

•	operational risks, including cybersecurity risks;

•	increases in commodity and input prices;

•	intensifying competition in the automotive industry;

•	a significant reliance on key markets by Tata Motors Limited and Jaguar Land Rover;

•	our ability to satisfy changing customer demands by offering innovative products in a timely manner and maintaining product competitiveness and quality;

•	our ability to effectively implement or manage our growth strategy to deliver competitive business efficiency;

•	the COVID-19 pandemic;

•	write-offs and impairment of tangible and intangible assets;

•	liquidity risks, including risks related to changes in our credit rating;

•	the level of regulation of our production facilities and our ability to comply with such regulations and address liabilities under environmental, health and safety laws and regulations;

•	risks associated with the automobile financing business;

•	deterioration in the performance of any of our subsidiaries, joint ventures or affiliates;

•	risks associated with product liability, warranties and recalls;

•	fluctuations in the exchange rates and interest rates and hedging arrangements;

•	changes or uncertainties in respect of LIBOR, IBORs, SONIA and SOFR;

•	potential changes to our business through mergers, acquisitions and divestments;

•	our ability to successfully grow our business through capital investments;

•	the evolution of the electric vehicle market and related opportunities;

•	climate change-related risks;

•	the performance of our distribution channels;

•	demand for premium performance cars and all-terrain vehicles;

•	changes in retail consumers’ purchasing power, consumer confidence or corporate customers’ financial condition and willingness to invest in our products;

•	labor unrest;

•	the loss of key personnel;

•	political instability, wars, terrorism, multinational conflicts, natural disasters and epidemics;

•	the seasonality of our business;

•	the terms of our financing arrangements;

•	our future pension payment obligations;

•	disruption in the operation of Jaguar Land Rover’s manufacturing, design and engineering facilities;

•	the loss of any of our confidential information;

•	the actions of activist shareholders;

•	our ability to protect our intellectual property;

•	our compliance with the data protection laws in the markets in which we operate;

•	the safety of lithium-ion battery cells used in some of our vehicles;

•	the effectiveness of our internal control measures;

•	the adequacy of our insurance coverage; and

•	other factors beyond our control.

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

Free Cash Flow

Free Cash Flow is measured as cash flow from operating activities, less payments for property, plants and equipment and intangible assets, plus proceeds from sale of property, plant and equipment, less interest paid, plus interest received, plus dividend from equity-accounted investees of core auto entities and less investment in equity-accounted investees of core auto entities. It is monitored by management for the purpose of quantifying ongoing needs for investments in plants and machinery, products and technologies. Free Cash Flow is presented because management believes this provides investors with a relevant measure of cash available to address our debts, pay dividends and fund capital expenditures and other strategic initiatives. In Fiscal 2021, we changed the definition of Free Cash Flow to better align with other original equipment manufacturers (“OEMs”) based on external benchmarking. In Fiscal 2023, we updated the definition to clarify that M&A-linked asset purchases are excluded from Free Cash Flows. Reconciliation of our Free Cash Flow to cash flow from operating activities is provided in Item 5.A “Operating and Financial Review and Prospects—Operating Results—Overview”.

Ratio of Net Debt to Shareholders’ Equity

Ratio of Net Debt to Shareholders’ Equity is measured as total debt less cash and cash equivalent and mutual funds—current divided by equity (including non-controlling interests). It is monitored by management because it helps assess our debt commitments. Ratio of Net Debt to Shareholders’ Equity is presented because management believes it is a relevant financial measure for investors to understand the leverage employed in our operations and our ability to obtain financing. Calculation of our Ratio of Net Debt to Shareholders’ Equity is provided in Exhibit 7.1 to this annual report on Form 20-F.

The non-IFRS measures used herein should not be considered in isolation and are not measures of our financial performance or liquidity under IFRS. They may not be indicative of our results of operations, and should not be construed as alternatives to any IFRS measures. Additionally, the non-IFRS measures may not be comparable to other similarly titled measures used by other companies.

Exchange Rate Information

For convenience, some of the financial amounts presented in this annual report on Form 20-F have been translated from Indian rupees into U.S. dollars at the rate of Rs.82.17 to US$1.00, based on the rate in the city of Mumbai as published by the Foreign Exchange Dealers’ Association of India on March 31, 2023.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This section describes the risks that we currently believe may materially affect our business, financial condition and results of operations. The factors below should be considered in connection with any forward-looking statements in this annual report on Form 20-F. See “Cautionary Note Regarding Forward-looking Statements” on page iii of this annual report on Form 20-F for more information. Although we will make reasonable efforts to mitigate or minimize these risks, one or more of a combination of these risks could materially and adversely impact our business, revenues, sales, net assets, financial condition, results of operations, liquidity, capital resources and prospects.

Risks Associated with Our Business and the Automotive Industry

The ongoing shortage of semiconductors that are crucial to our products may prolong or worsen.

Semiconductor chips are an important component of the electrical architecture of our vehicles. In recent years, we and other major automotive companies have experienced constraints in availability of semiconductors, which has impacted production volumes. A limited number of companies produce the majority of semiconductors manufactured globally.

This concentration of production leaves our supply chains at risk from anything that can impact the production of semiconductors.

The shortage in the supply of semiconductors has impacted and continued to impact our production schedules in Fiscal 2023 and our ability to meet the demand for our vehicles. Such shortages, which affect the entire automotive industry, may impact us more pronouncedly than our competitors as they may have greater buying power with suppliers or have a different range of features on their vehicles that are dependent on fewer semiconductors, or we may require more sophisticated semiconductors which are short in supply, as well as impact our ability to divert the supplies on lower-end models, in which our competitors exclusively operate or for which our competitors are better able to manage supplies. Production schedules continue to be actively managed by management in line with the availability of semiconductors and vehicle margin. Along with supply chain uncertainty caused by the COVID-19 pandemic and sudden factory shutdowns due to natural disasters at major semiconductor production sites worldwide, longer-term trends, such as a general rise in demand in the automotive sector competing with other rapidly growing industries for semiconductor manufacturing capacity and structural issues within the semiconductor supplier landscape have complicated our ability to secure sufficient supply. There can be no assurance that we will be able to source for alternative supplies of semiconductors or that such alternative supplies of semiconductors will be readily available. While we have definitive agreements signed to secure supply of semiconductors for JLR, if we do not get the supplies as intended, it would impact us significantly.

In the event that such shortages continue for a prolonged period of time, our production levels may be affected, which would materially affect our business and our financial condition due to poor results of operations. In addition, the shortage of semiconductors could also have an adverse impact on the implementation of Jaguar Land Rover’s Reimagine strategy to expand into EVs, which may contain a higher level of semiconductors than that used in conventional vehicles. The shortage of semiconductors could also increase car prices, which could negatively affect customer demand in the future should other companies be able to increase supply in the future. Furthermore, the extended delivery times of new cars could cause an increase in cancellations by customers.

We have also committed to significant reduction of debt related to our automotive operations, excluding the vehicle financing segment, by Fiscal 2024. As a result of supply chain issues, production was impacted, resulting in adverse working capital, as a result of which our debt for automotive business remained at elevated levels in Fiscal 2022 and Fiscal 2023, thereby posing a challenge to our near zero net auto debt commitment by Fiscal 2024. The same is now deferred to Fiscal 2025. If we continue to face significant supply chain issues, our volumes may be impacted, affecting revenues from our operations, profitability, free cash flows and our debt reduction plans.

While we expect semiconductor supply to continue to gradually improve throughout Fiscal 2024, there is no assurance that this will be the case.

While we continue to take measures to partially mitigate the impact of semiconductor supply shortages, including engaging in discussions with leading component suppliers and chip producers, having agreements with critical suppliers for high-risk chips and prioritizing the production of higher-margin vehicles, there can be no assurance that such measures will provide significant mitigation.

Disruptions to our supply chains and shortages of essential raw materials, parts and components may adversely affect our production and results of operations.

We rely on third parties to source raw materials, parts and components used in the manufacture of our products. At a local level, we rely on smaller enterprises where the risk of insolvency is greater. In addition, for some parts and components, we are dependent on a single source of supply. Our ability to procure supplies in a cost-effective and timely manner or at all is subject to various factors, some of which are not within our control. Furthermore, there is a risk that manufacturing capacity does not match to the sales demand, thereby compromising our business performance. Given the time frames and investments required for any adjustment to the supply chain, there is no near-term remedy for such a risk. While we manage our supply chain as part of our supplier management process, any significant problems or shortages of essential raw materials in the future could adversely affect our results of operations.

Adverse economic conditions and declines in vehicle sales have had a significant financial impact on our suppliers in the past. In addition, our supply chains have been, and continue to be, impacted by business disruptions and uncertainty caused by the COVID-19 pandemic. See “We have been, and may continue to be, adversely affected by the COVID-19 pandemic” for more information.

In addition, because of reduced demand for automobiles and lack of access to sufficient financial arrangements for our supply chain could impair the timely availability of components for our business. In addition, if one or more of the other global automotive component manufacturers were to become insolvent, this would have an adverse impact on the supply chains and may further adversely affect our results of operations. We are also exposed to supply chain risks relating to the availability of lithium-ion battery cells, which are critical for EV production. Any disruption to the supply of battery cells or constraints in availability could disrupt production of our vehicles and delay the rollout of our strategic initiatives, including Jaguar Land Rover’s Reimagine strategy (see Item 4.B “Information on the Company—Business Overview—Our Strategy—Jaguar Land Rover’s Reimagine Strategy” for more information). As we and other automotive manufacturers expand production of EVs and demand for EVs increases, such risks are heightened.

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

The automotive industry, in general, is cyclical, and economic slowdowns in recent years have affected the manufacturing sector in India, including the automotive and related industries. Deterioration of key economic metrics, such as the growth rate, interest rates and inflation, reduced availability of competitive financing rates for vehicles, implementation of significant environmental and tax policies, work stoppages and increase in freight rates and fuel prices could materially and adversely affect our automotive sales and results of operations. Deterioration in key economic metrics in countries where we have sales operations may result in a decrease in demand for our automobiles, which, in turn, will cause automobile prices and manufacturing capacity utilization rates to fall.

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

Prolonged periods of sluggish economic growth or any significant financial disruption could have a material adverse effect on our cost of funding, portfolio of financing loans, business, prospects, results of operations, financial condition and the trading price of the Company’s Shares.

During Fiscal 2023, we have seen a number of banking failures and crises. Our business relies on the banking sector for a range of credit facilities, including loans and hedging lines. We also hold cash balances that are invested with a range of financial institutions and monitored by internal credit risk policies. We have not had any significant direct impact due to any recent bank failures or crises; however, we may suffer from indirect effects as these may lead to more conservative lending decisions from other banks leading to a reduction in lending capacity among our banking group. This may have an adverse impact on our business as the availability of funding may decrease in the future or we may see increases in the cost of credit.

Any reduction in the availability of credit to the wider economy as a result of these bank failures could lead to an economic slowdown which could have a material adverse effect on our cost of funding, portfolio of financing loans, business, prospects, results of operations, financial condition and the trading price of the Company’s Shares. Our business has significant operations in the United Kingdom, North America, continental Europe and China, as well as sales operations in markets across the globe. If automotive demand softens because of lower or negative economic growth in key markets or due to other factors, our business, prospects, financial condition and results of operations could be materially and adversely affected as a result.

Rising Geo-Political risk including the ongoing conflict between Russia and Ukraine could have an impact on our business and results of operations.

In late February 2022, Russian military forces invaded Ukraine, significantly amplifying already existing geopolitical tensions in the world. Russia’s invasion, the responses of countries and political bodies to Russia’s actions and the potential for wider conflict have contributed to increased market volatility in recent months, and such volatility may continue or amplify in the future. Moreover, in response to Russia’s actions in Ukraine, various countries, including the United States, the United Kingdom and European Union members, issued broad economic sanctions against Russia, including to prohibit certain trade activity with certain Russian corporate entities, financial institutions, officials and other specified persons.

In Fiscal 2022, Jaguar Land Rover recorded £43 million in relation to customer liabilities arising from sanctions imposed against Russia by countries, preventing the shipment of vehicles and certain parts to the market. No further provisions were taken in Fiscal 2023. Jaguar Land Rover has, over the past three fiscal years, earned less than 2.5% of revenue on average each year from Russia and Ukraine, but has suspended vehicle exports to Russia to comply with recent export restrictions. Throughout Fiscal 2023, Jaguar Land Rover has continued to import a restricted range of safety-related parts into Russia for the repair of vehicles in market in compliance with relevant sanctions and export controls measures.

The impact of the conflict on our production volume has been limited during Fiscal 2023 as a result of active management of our parts supply chain. However, we are currently unable to predict with certainty the duration and severity of the conflict between Russia and Ukraine and its ultimate impact on our business, financial condition, liquidity and results of operation, as these depend on rapidly evolving and uncertain developments and factors that are beyond our control.

Moreover, in Fiscal 2023 Russia suspended gas supplies to several European Countries. Also, Russian gas supplies to Germany via the Nord Stream 1 pipeline have stopped indefinitely following economic sanctions and damage to both the Nord Stream 1 and Nord Stream 2 pipelines. European countries have switched to increased use of seaborne liquified natural gas shipments to replace supplies from Russia. Should there be any disruption to supplies in the future, it would impact us, since we import certain parts from mainland Europe, we may face parts shortages or be unable to run production in our manufacturing facilities based in the UK and Slovakia, which could have a material adverse impact on our business.

Energy costs in Europe have risen since the buildup to the start of the conflict in the Ukraine and during Fiscal 2023. These prices may not fall back to prior levels in the future and this could impact on the global competitiveness of Europe as a manufacturing location compared to countries such as the United States who may not rely as much on imports of gas from Russia.

In the recent past, we have been witnessing increased geopolitical tensions globally. Any potential aftermaths of such tensions such as cross-border restrictions, sanctions, trade barriers, imposition of tariffs, etc. could adversely affect our supply chains and as a result affect production schedules.

We do not presently have any direct significant exposures to supply chain in Russia / Ukraine. Some parts of our automotive supply chain are sourced from Russia and Ukraine, including neon gas used in semiconductor production (Ukraine) and palladium (Russia) in compliance with sanctioned framework. While we have alternate supply sources, should the conflict lead to shortages of these or any other commodities globally, we may face challenges within our supply chain in sourcing parts or face significant price increases in the future.

We are exposed to operational risks, including cybersecurity risks, in connection with our use of information technology

We are exposed to the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Such risk includes, among other things, potential losses that are caused by a lack of controls within internal procedures, violation of internal policies by employees, disruption or malfunction of information technology (“IT”) systems, computer networks and telecommunications systems, mechanical or equipment failures, human error, natural disasters, security breaches or malicious acts by third parties (including, for example, hackers), whether affecting our systems or affecting those of third-party providers. We are generally exposed to IT risks, since unauthorized access to or misuse of data processed on our IT systems, human errors associated therewith or technological failures of any kind could disrupt our operations, including the manufacturing, design and engineering processes. In particular, as vehicles become more technologically advanced and connected to the internet, our vehicles may become more susceptible to unauthorized access to their systems. As a business with complex manufacturing, research, procurement, sales and marketing and financing operations, we are exposed to a variety of operational risks and, if the protection measures put in place prove insufficient (especially given the harsher sanctions imposed under the European Union’s General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”)), our results of operations and financial condition could be materially adversely affected. In addition, we would likely experience negative press and reputational impacts. Cybersecurity incidents could lead to loss of productivity, negative impacts on our reputation, and, in certain cases, material financial loss due to business disruptions.

We may also be exposed to the challenges related to legacy IT systems, such as they may be more vulnerable to cybersecurity risks or we may not be able to explore the potential benefits of newer technologies which our competitors are using. Further, we are also migrating to advanced versions of SAP. Such system migration projects involves significant challenges, such as ensuring adequate backups and transfer of data, implementation within timelines and ensuring business operations are not hampered and IT systems are operating as intended. If the IT project implementation is not carried out as desired, it could materially adversely affect our operations, affect our financial performance and cause reputational damage. Further, in the course of our business operations, we have incorporated several new entities and manufacturing plants. It is of critical importance to ensure that IT systems and processes are established and aligned with the business to achieve the desired objectives.

Autonomous driving and new regulatory requirement related to vehicle electronics possess a greater challenge of cybersecurity for our products. In this regard, various countries, specifically developed countries like the EU and South Korea, are increasing their regulatory requirements which are scheduled to be implemented in next couple of years. This calls for implementation of necessary advanced technologies/processes to protect our vehicles as well as various organizational functions from any potential risk of hacking/data privacy issues. We have already initiated necessary actions in terms of training of people and certification of product and processes to mitigate such risk.

Increases in commodities and input prices may have a material adverse effect on our results of operations.

We purchase a wide range of raw materials to enable our production operations. In Fiscal 2023 and Fiscal 2022, the consumption of raw materials and components aggregates and purchase of products for sale (including changes in inventory) constituted 65.8% and 65.4%, respectively, of our revenues. Prices of commodity items, such as steel, nonferrous metals, precious metals, rubber and petroleum products are governed by demand supply fundamentals and hence we are exposed to price risks arising out of these materials. Furthermore, we are also exposed to the risk of contractions in supply, and any corresponding increase in the price of rare earth metals we use in the production of vehicle electronics. Rare earth metal prices and supply remain uncertain. China, which is currently the largest producer of rare earths in the world, has, in the past, limited the export of rare earths from time to time. If we are unable to find substitutes for such raw materials or pass price increases on to customers by raising prices, or to safeguard the supply of scarce raw materials, our vehicle production, business and results from operations could be materially affected. There also have been battery pricing fluctuations on account of lithium carbonate commodity price fluctuation.

Domestically, our Commercial Vehicles business was significantly impacted by increases in commodity prices, primarily steel. In Fiscal 2022, and for the first half of Fiscal 2023, the increase in steel prices and residual commodity inflation impacted the profitability of our domestic Commercial Vehicles business. While TML’s Commercial Vehicle business has introduced price increases to mitigate the impact of price increases and steel prices, which have largely cooled off in second half of Fiscal 2023, and certain other corrective actions have been taken, there is no assurance that we will not be affected by such headwinds in the future. Further, BSVI Phase 2 emission norms are applicable from April 1, 2023. As a result, the Company’s input costs have increased to comply with the more stringent BSVI Phase 2 emission norms and consequently we have taken price hikes for our Commercial Vehicles and Passenger Vehicles. This may likely have some adverse impact on demand. Also, on account of anticipated increase in prices, we have witnessed certain pre-buying in Q4 of Fiscal 2023 before the BSVI Phase 2 norms came into effect and this would have an adverse impact on demand in Q1 of Fiscal 2024.

The COVID-19 pandemic had a significant impact on the supply of precious metals as certain countries where such precious metals are mined had prolonged lockdowns that had resulted in supply chain constraints for such metals. See “—We have been, and may continue to be, adversely affected by the COVID-19 pandemic” for more information. Moreover, since February 2022, Russia’s invasion of Ukraine has also led to increases in the prices of a wide range of raw materials that we rely on. See “Rising Geo-Political risk including, the ongoing conflict between Russia and Ukraine could have an impact on our business and results of operations” for more information.

Intensifying competition could materially and adversely affect our business, prospects, financial condition and results of operations.

The global automotive industry, including the luxury passenger car segment, is highly competitive and competition is likely to further intensify in the future, including as a result of new industry entrants. In the premium automotive sector, our competitors may intensify their efforts to remain competitive in established markets while at the same time focusing on developing a presence in developing markets. There is also a trend toward consolidation in the automotive industry to mitigate the costs of the market shift toward electrification, which has the potential to strengthen our competitors’ market position. In light of Brexit, some of our European Union-based competitors may gain a competitive advantage that would enable them to benefit from their access to the European Union single market post-Brexit. A range of factors affect the competitive environment, including the quality and features of vehicles, innovation, development timelines, ability to control costs, pricing, reliability, safety, fuel economy, research and development (“R&D”), the environmental impact and perception thereof, customer service and financing terms. Factors which affect the entire automotive industry may impact us more negatively than they might impact our competitors, given each market participant’s individual circumstances. There can be no assurance that we will be able to compete successfully in the global automotive industry.

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

Tata Motors Limited has been a front-runner in EV adoption in India with close to 84% market share in EVs for Fiscal 2023. With increased demand for EVs, favorable government policies, and the creation of charging infrastructure, the EV business space is gaining good traction. However, we have recently seen some launches by competitors and future product plans in the EV segment. The competitiveness in the EV segment is going to increase significantly. If we are not able to meet customer expectations, launch products in a timely manner, or if our competitors provide better product offerings in terms of features, range and cost than we do, this would severely affect our demand and dent our market leadership position.

There is no assurance that we will be able to implement our future strategies in a way that will mitigate the effects of increased competition in the Indian automotive industry.

We are exposed to execution risks relating to our strategic partnerships or risks that the alliances entered into by our competitors may offer a better customer experience or prove to be financially more beneficial than ours.

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

We rely on certain key markets, including the United Kingdom, China, North America, India and continental Europe, from which we derive a substantial portion of our revenues. A decline in demand for our vehicles in these major markets may significantly impact our business, financial condition and results of operations. In addition, our strategy, which includes new product launches and expansion into growing markets, may not be sufficient to mitigate a decrease in demand for our products in mature markets in the future, which could have a significant adverse impact on our financial performance.

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

New technologies, climate change concerns, increases in fuel prices and certain government regulations have resulted in changes in customer preferences and have encouraged customers to look beyond standard purchasing factors (such as price, design, performance, brand image and features). Customer preferences in certain markets are increasingly moving toward electric and hybrid vehicles and away from diesel-powered engines. Such consumer preferences could materially affect our ability to sell premium passenger cars and luxury large or medium-size all-terrain vehicles at current or target volume levels, and could have a material adverse effect on our general business activity, net assets, financial position and results of operations.

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

A shift in consumer demand from SUVs toward compact and mid-size Passenger Cars, whether in response to higher fuel prices or other factors, could adversely affect our profitability. Conversely, if the trend in consumer preferences for SUVs holds, we could face increased competition from other carmakers as they adapt to the market and introduce their own SUV models, which could materially and adversely impact our business, financial condition or results of operations. Our operations may also be significantly affected if we fail to develop, or experience delays in our planned rollout of fuel-efficient vehicles and EVs and certain technologies that reflect changing customer preferences and meet the specific requirements of government regulations. Our competitors may gain significant advantages if they are able to offer products satisfying customer needs or government regulations earlier than we are able to, which could adversely affect our business, prospects, financial condition and results of operations.

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

As part of our growth strategy, we may open new manufacturing, research or engineering facilities, expand existing facilities, add additional product lines or expand our businesses into new geographical markets that we believe exhibit high growth potential.

While TML has undertaken robust turnaround actions, its future strategy focuses on accelerating the turnaround and achieving a sustainable transformation by emphasizing strong product development, sales enhancement, reducing costs and achieving bottom line improvements. In February 2021, Jaguar Land Rover also announced a shift in focus with the Reimagine strategy, including the plan to introduce the first all-electric Land Rover vehicle in 2024 and a further five Land Rover models with a full battery electric option by 2026. Jaguar also intends to transition to a pure electric only luxury brand from 2025. The Reimagine strategy also targets the production of more sustainable and fully electric luxury vehicles, including the ambitious goal of having a fully electric fleet of luxury vehicles by the end of the decade and 100% of sales from pure battery EVs by 2036, as well as striving toward achieving Net Zero carbon emissions across its supply chain, among other environmentally driven strategies by 2039 (see Item 4.B “Information on the Company—Business Overview—Our Strategy—Jaguar Land Rover’s Reimagine Strategy” for more information). Further, in April 2023, Jaguar Land Rover also announced that it is committing investment of GBP15 billion over five years in its industrial footprint, vehicle programmes, autonomous, AI and digital technologies and people skills. In October 2021, TML announced a commitment to invest over US$2 billion over the next five years to expand its EV business.

In Fiscal 2023, we have taken a decisive step to minimize the practice of discounting that has plagued the CV industry. From September 2022 onwards, we have taken a decisive step by moving from a push system to a pull system with clear focus on VAHAN registration viz. retail market share as against practice of offtake market share. This step is expected to have short-term impact on our market share. This step may bring a major shift to industry with focus on profitability. We have recently announced further price increases for our Commercial Vehicles ahead of BS VI Phase 2 emission norms. Further, there has been an increase in interest costs as a result of policies of Reserve Bank of India (the “RBI”). If the consumers are unable to absorb the price increases or our competitors continue with aggressive discounting and operate at better operating efficiencies, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We are also expanding our growth in domestic business with a focus on large-scale fleet contracts. Such large contracts come with execution risks. For example, if we are unable to comply with various terms of agreement or fulfill the necessary specifications and timelines, we may incur penalties or sustain reputational damage or our financial performance and results of operations may be affected.

Further, Tata Motors Limited is also expanding its business through mass mobility solutions whereby vehicles are sold through an own, maintain and operate model offered at a “per kilometer” rate. A separate business vertical has been carved out for this business. Such business model requires deployment of significant investments and contracts are of a longer tenure, increasing the risks and balance sheet size. If we are unable to find right financing structure for this business or there are delays in collections, or our revenues are not able to cover our costs, it would adversely affect our revenues, profitability and liquidity.

Such strategies and objectives involve many risks and uncertainties, including rapidly changing consumer preferences and the progress of current and future technological advances. For example, Jaguar Land Rover or Tata Motors Limited may not be able to develop sufficiently efficient and low-cost batteries before its competitors or at all. As with most new technological advances, Jaguar Land Rover and Tata Motors Limited may also face competition with software and hardware technologies in EVs, which could lead to the dominance of one product in the market causing the extinction of the other. If Jaguar Land Rover or Tata Motors Limited are unable to develop competitive models of EVs or fails to meet its projected development timeline, their business, prospects, financial condition and results of operations could be adversely affected.

Moreover, rapid technological growth and shifts in consumer demand for the latest product could lead to EVs being replaced by the next class of technologically advanced vehicles sooner than anticipated. If EVs do not become the market standard, or are quickly phased out, we may not recover the costs associated with developing electric vehicles.

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

While our volumes for the domestic business grew quarter over quarter, recurring waves of infection and restrictive measures by governments have continued to have an adverse impact on our results of operations. For example, industry sales volumes for our passenger segment (buses) in Commercial Vehicles experienced a slow recovery.

During Fiscal 2023, the lockdowns in China as a part of government’s zero COVID strategy impacted our part supplies, including semiconductors, and we also witnessed a temporary decrease in demand of our products in our China markets.

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

Even as the COVID-19 pandemic has largely subsided in most of our key regions, we may continue to experience an adverse impact to our business as a result of its global economic impact, including impact of stand taken by central banks to curtail inflation, and any recession that has occurred or may occur. Specifically, difficult macroeconomic conditions, such as decreases in per capita income and levels of disposable income, increased and prolonged unemployment, or a decline in consumer confidence as a result of the COVID-19 pandemic could continue to adversely affect demand for our products, as well as limit or significantly reduce points of access to them.

In addition to the increase in costs associated with the implementation of enhanced health and safety measures in our operations, we are also faced with the potential increase in legal, advisory and other costs as a result of any COVID-19 pandemic-related claims from workers or third-party suppliers that may come into contact with our operations. All or any of these factors have had, and could in the future have, a material adverse effect on our business, prospects, financial condition and results of operation.

Even after the COVID-19 pandemic subsides, we may continue to face uncertainties regarding the potential impact of any future variants of COVID-19 and long-term sustainability of any economic recovery in the jurisdictions in which we operate.

Write-offs and impairment of tangible and intangible assets may have a material adverse effect on our results of operations.

Designing, manufacturing and selling vehicles is capital-intensive and requires substantial investments in tangible and intangible assets, such as R&D, product design and engineering technology. We review the value of our tangible and intangible assets to assess, on an annual basis or trigger-event basis, whether the carrying amount for an asset is less than the recoverable amount for that asset. Such reviews are based on underlying cash-generating units (“CGUs”) (such as Commercial Vehicles (“CVs”), Passenger Vehicles (“PVs”), Jaguar Land Rover and Vehicle Financing), either based on value in use (“VIU”) or fair value less the cost of disposal of an asset. As a result of shifting focus to the Reimagine strategy announced by our Jaguar Land Rover business in February 2021 a total of GBP1,486 million (Rs.149,943 million) was recorded in the fourth quarter of Fiscal 2021 comprising non-cash write-downs of GBP952 million (Rs.96,061 million) for previously planned products (capitalized as property, plant and equipment and intangible assets) that will not be completed and GBP534 million (Rs.53,882 million) of other restructuring costs. See Item 4.B “Information on the Company—Business Overview—Our Strategy—Jaguar Land Rover’s Reimagine Strategy” for more information. We may bear further impairment losses in the future if the carrying amount of tangible and intangible assets exceeds the recoverable amount, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We are exposed to liquidity risks, including risks related to changes in our credit rating, which could adversely affect the value of our debt securities, finance costs and our ability to obtain future financing.

Our main sources of liquidity are cash generated from operations, existing notes, bank loans and other revolving credit facilities. However, conditions in credit markets could deteriorate (including as a result of higher oil prices, excessive public debt, significant defaults, the ongoing effects of the COVID-19 pandemic, geo political tensions or for any other reason) and lower consumer demand may adversely affect both consumer demand and the cost and availability of finance for our business and operations. See Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity—Loan Covenants” for more information.

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

Further, elevated interest rates and volatile bond markets might impact liquidity. Any systemic banking stress can shut off access to the bank loans for refinancing. Also refer to – “Deterioration or uncertainty in global economic conditions could have a material adverse impact on our business, sales and results of operations”.

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

Our business and manufacturing processes result in the emission of greenhouse gases (“GHG”), such as carbon dioxide. Legal requirements to reduce GHGs have become increasingly more stringent and costly to address. Emissions Trading Scheme obligations apply to our vehicle manufacturing plants in the UK.

We have Climate Change Agreements (“CCAs”) in the United Kingdom, which covers our three vehicle manufacturing plants and one of our Special Operations facilities. We are enacting a buy-out provision for Target Period 5 (calendar years 2021 and 2022) against an updated baseline period from 2008 to 2018.

In addition, and in the United Kingdom, we are required to comply with the Streamlined Energy and Carbon Reporting Scheme (“SECR”). Statements on this are included within Jaguar Land Rover Automotive plc Annual Report.

Moreover, many of Jaguar Land Rover’s sites have an extended history of industrial activity. Jaguar Land Rover may be required to investigate and remediate contamination at those sites, as well as at properties it formerly operated, regardless of whether it caused the contamination or the activity causing the contamination was legal at the time it occurred. In Jaguar Land Rover’s overseas facilities prior to purchase, it undertook studies that informed of the presence of contamination, or otherwise, in the ground prior to development. In Brazil, Jaguar Land Rover’s manufacturing site is adjacent to a facility (the “Itatiaia West” site) where organic solvent contamination of the ground had previously occurred. A remediation program will commence imminently.

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

During Fiscal 2021, the Government of India and the RBI announced several relief measures to ease the financial system stress resulting from the COVID-19 pandemic. However, such regulatory measures are temporary in nature and intended as a one-time relief, and there remains considerable uncertainty around the impact of any such headwinds in the future.

The transportation and logistics sectors were facing significant headwinds even before the COVID-19 pandemic, due to sluggish growth in freight availability and rates. This was exacerbated on account of business disruptions due to lockdowns and other COVID-19 pandemic-related measures introduced by local and national governments. Post-pandemic, due to business disruptions, higher delinquencies for certain category of customers/products/locations and on account of higher prices of M&HCV vehicles, funding to first-time buyers/users can be challenging by financial institution due to economic viability of the customers and can impact volumes of Commercial Vehicles.

The RBI, through its circular dated November 12, 2021, with a view to ensuring uniformity in the implementation of Income Recognition, Asset Classification and Provisioning (“IRACP”) norms across all lending institutions, clarified that loan accounts classified as NPAs may be upgraded as “standard” assets only if the entire arrears of interest and principal are paid by the borrower. This means that any part payment will not result in accounts being upgraded. Only on full overdue repayment, can an account be classified as “standard”. However, the RBI, on February 15, 2022, had given time until September 30, 2022, to put in place the necessary systems to implement this provision and, accordingly, the same has been implemented in Fiscal 2023.

As a result of implementation of these upgraded norms in October 2022 and certain slippages in COVID restructured book, our GNPA’s, NNPA’s provisions increased significantly impacting our profitability for vehicle financing business.

On October 22, 2021, the RBI had revised the regulatory framework for non-banking financial companies (“NBFCs”), which became effective from October 1, 2022. The new framework encompasses different facets of regulation for different categories of NBFCs covering capital requirements, governance standards and prudential regulation. TMF Group is classified as Middle Layer NBFC category. Middle Layer NBFC’s are required to have board-approved policies on Internal Capital Adequacy Assessment Process to ensure availability of adequate capital to support all business risks and use better risk management techniques, leverage the requirement to ensure that growth is supported by adequate capital

Further, Middle Layer NBFCs are subject to certain additional governance matters, including but not limited to (1) except for directorship in subsidiary, Key Managerial Personnel shall not hold any office (including directorships) in any other Middle Layer or Upper Layer NBFC; (2) Board-approved compensation policy having principles for fixed/variable pay structure, malus/claw back provisions; (3) enhanced disclosure in Annual Report mainly on breaches in terms of covenants in respect of loans availed and debt securities issued; and (4) divergence in asset classification and provisioning above a certain threshold to be decided by the RBI.

Moreover, to strengthen the supervisory tools applicable to NBFCs, the RBI has put in place a Prompt Corrective Action Framework (“PCA Framework”). The PCA Framework is applicable to all deposit-taking NBFCs and middle, upper and top layers of Non-Deposit-Taking NBFCs effective from October 1, 2022, based on the financial position of NBFCs on or after March 31, 2022.

For invocation of PCA, the RBI has prescribed risk threshold with indicators mainly being capital ratios in terms of CRAR and Tier 1 ratio and asset solvency ratio in terms of Net Non-Performing assets. RBI has also prescribed mandatory and discretionary actions for all of the risk thresholds, stricter action being for higher risk thresholds. Mandatory actions include various restriction like on dividend distribution/remittance of profits, on branch expansions, on capital expenditures and on variable operating expenses. Discretionary action includes Special Supervisory actions related to Strategy, Governance, Capital, various type of risk, business, operation and profitability.

If we are unable to meet the compliance norms, it would significantly affect our business objectives, financial performance, results of operations.

Jaguar Land Rover has consumer finance arrangements in place with Black Horse Limited (part of the Lloyds Banking Group) in the United Kingdom, FCA Bank S.p.A. (a joint venture between Fiat Auto and Crédit Agricole) in major European markets, Chase Auto Finance in the United States and BNP Paribas in several markets across Europe and has similar arrangements with local providers in a number of other key markets. Any reduction in the supply of available consumer financing for the purchase of new vehicles or an increase in the cost thereof would make it more difficult for some of its customers to purchase its vehicles, which could put JLR under commercial pressure to offer new (or expand existing) retail or dealer incentives to maintain demand for its vehicles, thereby materially and adversely affecting our sales and results of operations. For example, during the global financial crisis, several providers of customer finance reduced their supply of consumer financing for the purchase of new vehicles. In response to the COVID-19 pandemic, central banks had taken a more accommodating stance; however, with looming inflationary concerns, all major central banks have turned aggressive and there have been significant rise in the interest rates. As market rates for new vehicle financing rise, our vehicles could become less affordable or retail consumers may favor less expensive vehicles that tend to be less profitable for us, adversely affecting our business, prospects, financial condition and results of operations. Additionally, as consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, consumers may not desire to or be able to obtain financing to purchase or lease our vehicles. An increase in interest rates due to tightening monetary policy or for any other reason would result in increased costs for us to the extent we decided to absorb the impact of such increase. As a result, a substantial increase in consumer interest rates or tightening of lending standards could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Moreover, our subsidiary company, TTL, works with new energy vehicle companies and their associated supply chains to address their product development and enterprise optimization needs, which often involve full vehicle development and turnkey projects. Successful delivery of the programs and management of credit risk from such exposures significantly influence TTL’s financial performance. While TTL has a strong business development strategy for new energy vehicle companies by focusing on companies that have secured funding, some of the startup companies it works with may experience issues with their financial health and business continuity. Startup companies may have funding difficulties, uncertain product roadmaps, ownership changes and an unclear credit history. Further, such companies may be more susceptible to economic downturns, recession, inflation, supply chain shortages and similar crisis than larger, more established businesses, and if they fail to raise enough capital or are unable to efficiently manage growth, they may have to shut down their operations. These complications could have an adverse impact on TTL. Such projects may contribute to a significant portion of TTL’s revenue, which may exacerbate the adverse impacts resulting from its arrangements with such new energy vehicle companies, including delays in payment and the credit risk involved in such transactions.

New energy vehicle companies may be prone to consolidation within the industry and, if subject to mergers or acquisitions and there is a subsequent change in their management, they may no longer require TTL’s services. The acquiring companies may also have their own engineering departments which specialize in the services TTL offers. Thus, the acquired company would not need to outsource such activities to TTL anymore. Additionally, full vehicle development and turnkey projects generally have fixed contract periods and may cause a decline or fluctuation in TTL’s revenue if such contracts are not renewed or are terminated prior to the expiry of the contracts or are completed or if TTL is unable to acquire other such similar full vehicle development or turnkey projects.

TTL is also expanding its innovative offering in the education space through its iGetIT platform by upskilling and reskilling in relation to the latest engineering and manufacturing technologies to public and private sector academic institutions through curriculum development and competency center offerings. With respect to the Education business, there is high dependency on third parties for quality, delivery and commercial details and there is also the risk of damaging or losing the reputation it has endeavored to establish in the markets where we operate. Historically, TTL’s Education business has had lower margins compared to its other businesses and has also recently been particularly exposed to fluctuations in revenue due to nature and frequency of the projects and the payments involved in the contracts. Further, as the majority of its current projects in the Education business are with various state governments and public universities, it is required to liaise with multiple parties at various levels of the government to demonstrate its offering and the capability in order to be selected as the vendor for the particular project. TTL cannot guarantee that it will always be selected as a result of the bidding process to execute notable projects for the governments and that it will be able to sustain prior distinguished relationships with the relevant departments of the various governments for which it operates. Such projects may also be subject to changes in government policy which may have an impact of the existence of the agreement or its terms and may require TTL to renegotiate our contract or its principal terms, including its pricing. Although TTL tries to receive all or a substantial a portion of its fees upfront, it may not be successful and may still be exposed to a counterparty default risk with government institutions.

Similar to the Education business, in relation to any other industries TTL may consider venturing into, factors such as its lack of experience in the industry compared to global competitors, uncertainty of demand for such services and additional research and development costs may impact its ability to grow its market share in the segment. Further, the process of foraying into such new segments would require TTL to make long-term investments and commit significant resources before knowing whether these investments will eventually result in businesses that achieve client acceptance and generate the expected revenues and desired returns. There can be no assurance that TTL’s competitors will not be able to develop similar products or solutions at a lower price than it can, which would have an adverse effect on TTL’s competitive position. TTL’s inability to deliver attractive and competitive products or to allocate the necessary resources for this purpose could delay or hinder the successful development, introduction or marketing of products in such businesses. If TTL is unable to achieve the anticipated returns in such new growth areas, it could have a material adverse effect on its business, results of operations and financial condition.

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

In addition, product recalls can cause our consumers to question the safety or reliability of our vehicles, which may harm our reputation. Any harm to our reputation may result in a substantial loss of customers. For example, we commenced remediatory action in connection with the Takata Corporation’s passenger airbag safety recall announced in May 2015 in the United States by the National Highway Traffic System Administration (the “NHTSA”). The provision held at the end of Fiscal 2023 with respect to the recall is GBP40 million.

The Motor Vehicle (Amendment) Act 2019 addresses vehicle recalls, road safety, traffic management and accident insurance, among other matters. It imposes civil and criminal liability on manufacturers selling vehicles in contravention of the standards specified in the act, or required by the Government of India to recall their vehicles. The MoRTH issued the final notification mandating detailed CMV Rules for Implementation of various provisions on Auto Recall and Non-compliance from April 1, 2021. The final notification stipulates Rules for Implementation of Sections 39-40 of the Motor Vehicles (Amendment) Act, 2019, dealing with procedures for investigation, officers empowered to conduct investigations, procedures for hearing, and the penalties to be levied thereof, for violation of standards prescribed in Section 110; procedures for recall of defective motor vehicles; the accreditation, registration and regulation of testing agencies; and the procedures for type approval of motor vehicles and confirmatory of production. The MoRTH has also issued final notification prescribing the Vehicle Percentage by category of owners reporting identical defects in reference to CMV Rule 127C: Defective Motor Vehicle and Recall Notice. With the intent of incorporating various checks and measures toward ensuring safer public and private transportation, the MoRTH has issued final notification toward implementation of WVSCoP from December 2022.

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

Our operations are subject to risks arising from fluctuations in exchange rates with reference to countries in which we operate. We import capital equipment, raw materials and components from, manufacture vehicles in, and sell vehicles into, various countries, and therefore our revenues and costs have significant exposure to the relative movements of the GBP, the U.S. dollar, the Euro, the Chinese Renminbi, the Singapore dollar, the Japanese yen, the Australian dollar, the South African rand, the Korean won and the Indian rupee. In addition, the strengthening of the British pound may negatively impact Jaguar Land Rover by diminishing the British pound value of its overseas sales. Moreover, although a trade agreement between the United Kingdom and the European Union was agreed in December 2020 and tariffs have, to date, been avoided, Brexit has continued to generate customs and other administrative frictions that may persist and ultimately impact the United Kingdom economy, thereby causing further volatility in the value of the British pound, which could affect our Jaguar Land Rover business.

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

Moreover, we have outstanding foreign currency-denominated debt. We have experienced and could in the future experience foreign exchange losses on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities due to currency fluctuations. We are exposed to changes in interest rates, as we have both interest-bearing assets (including cash balances) and interest-bearing liabilities, certain of which bear interest at variable rates (including Jaguar Land Rover’s US$1 billion term loan facility, the UK Export Finance (“UKEF”) and commercial loan facilities and the United Kingdom fleet financing facility), whereas the existing notes bear interest at fixed rates. Although we engage in managing our interest and foreign exchange exposure by asset/liability matching and through the use of financial hedging instruments, such as forward contracts, swap agreements and option contracts, higher interest rates and a weakening of the Indian rupee against major foreign currencies could significantly increase our cost of borrowing. Please see note 38(d)(i) – (b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F for further detail on our exposure to fluctuations in interest rates.

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

On March 5, 2021, the UK Financial Conduct Authority announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative: (a) immediately after December 31, 2021, in the case of the one-week and two-month U.S. dollar settings, and (b) immediately after June 30, 2023, in the case of the remaining U.S. dollar settings. In addition, among other developments, relevant authorities are strongly encouraging the transition away from Interbank Offered Rates (“IBORs”), such as LIBOR, and have identified “risk-free rates”, such as SOFR, or SONIA, to eventually take the place of such IBORs as primary benchmarks. Such risk-free rates, including SOFR, have a different methodology and other important differences from the IBORs they will eventually replace and currently have little historical track record. The implementation of such reforms and consequential changes to benchmark indices may cause such indices to disappear entirely or perform differently than in the past, which could have a material adverse effect on the yield or value of our financing arrangements.

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

As a part of targets to achieve near zero net auto debt by Fiscal 2025, we are also looking at divesting certain non-core investments and unlocking value. For instance, the IPO Committee duly constituted by the Board of Directors of Tata Motors Limited, at its meeting held on December 12, 2022 accorded its in-principle approval to explore the possibility of partial divestment of the Company’s investment in Tata Technologies Limited (“TTL”), a subsidiary of the Company, through an IPO route at an opportune time, subject to market conditions, applicable approvals, regulatory clearances (including observations from the Securities and Exchange Board of India (“SEBI”)) and certain other considerations. Subsequently, TTL filed a draft red herring prospectus dated March 9, 2023 with SEBI for an IPO by way of an offer for sale of up to 95,708,984 equity shares for cash, representing approximately 23.60% of its paid-up share capital. The IPO comprises an offer for sale of (a) up to 81,133,706 Equity Shares by Tata Motors Limited, (b) up to 9,716,853 Equity Shares by Alpha TC Holdings Pte. Ltd. and (c) up to 4,858,425 Equity Shares by Tata Capital Growth Fund I, each representing up to 20%, 2.40% and 1.20%, respectively, of Tata Technologies’ paid-up share capital. If we are unable to divest our non core investments and unlock value, it could have an impact on our deleveraging plans and increase the interest costs, thereby affecting our profitability.

If we are unable to manage any of the associated risks successfully, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We entered into agreement with TPG Rise to secure funding of US$1 Billion (Rs. 75,000 million) through convertible instruments for a stake of 11% to 15% in the EV business, depending upon the conditions precedent. If the business fails to ramp up the volumes to plan or does not fulfill other necessary conditions, it would lead to lower valuation and dilution of a higher stake in EV Company and may also affect any future prospects of strategic actions.

We recently completed the acquisition of Ford’s Sanand facility for a purchase consideration, exclusive of taxes of Rs.7,257 million. We also paid Rs.98 million towards employee severance cost for the erstwhile employees of Ford India Private Limited, who have not accepted to continue their employment with us. With existing capacities near saturation, this acquisition will unlock an additional state of-the-art manufacturing capacity of 300,000 units per annum which is scalable to 420,000 units per annum. It is critical for the business to unlock capacities to improve the growth further. Getting the plant operational within the desired timelines is critical for the success of business. If we are unable to complete the necessary reconfigurations of the plant, successfully deploy the plant and machinery, and complete investments in Gen 2 and Gen 3 platforms within the timelines, it could cause significant overlays in terms of costs and affect our financial performance and results of operations. Further, as a result of upward revision in the statutory rates, we may also have to incur higher costs towards payment of land transfer premium. In addition, we are also subject to risks pertaining to delays in transfer of Fiscal Incentives from Ford India Private Limited to TPEM. Any such factors may have a material adverse effect on our future results and financial condition.

Moreover, there are risks relating to the completion of any particular transaction occurring, including counterparty and settlement risk, or the non-satisfaction of any completion conditions (for example, relevant regulatory or third-party approvals). We acquired the Jaguar Land Rover business from the Ford Motor Company (“Ford”) in June 2008, and since then Jaguar Land Rover has become a significant part of our business, accounting for 65.8% of our total revenues in Fiscal 2023. As a result of the acquisition, we are responsible for, among other things, the obligations and liabilities associated with the legacy business of Jaguar Land Rover. There can be no assurance that any legacy issues at Jaguar Land Rover or any other acquisition we have undertaken in the past or will undertake in the future will not have a material adverse effect on our business, financial condition and results of operations, as well as our reputation and prospects.

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

Jaguar Land Rover’s annual total product and other investment spending was GBP2.0 billion in Fiscal 2022 and GBP2.4 billion in Fiscal 2023. Total product and other investment expenditure guidance for Fiscal 2024 is approximately GBP3.0 billion, with the Refocus program announced under the Reimagine strategy expected to continue to maintain the financial discipline successfully deployed previously under Project Charge+ and other initiatives.

Our total product and other investment spending for domestic business was Rs.68,120 million for Fiscal 2023. We have plans to significantly step up our capital expenditure for our domestic business, and it is expected to be around Rs.80,000 million in Fiscal 2024. TML continues to monitor the external challenges of dynamically managing capital expenditure and implementation of further cash improvement measures. For Fiscal 2024, on a consolidated basis, we expect to invest around Rs.380,000 million in property, plants and equipment and product development. We expect our businesses to largely remain self-sustaining, and we aim to fund total product and other investment spending primarily with cash flows from operating activities supported by debt capital markets activities and bank funding, as required.

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

Further, Tata Motors Limited is also expanding its business through mass mobility solutions whereby vehicles are sold through an own, maintain and operate model offered at a “per kilometer” rate. A separate business vertical has been carved out for this business. Such business model requires deployment of significant investments and contracts are of a longer tenure, increasing the risks and balance sheet size. If we are unable to find right financing structure for this business or there are delays in collections, or our revenues are not able to cover our costs, it would adversely affect our revenues, profitability and liquidity. The Government of India is also setting up ambitious E20 targets to achieve 20% Ethanol blending by Fiscal 2025. In the course of our business, we need to make investments to comply with laws and regulations and we may not necessarily be able to recover all these costs.

As we increase our EV sales and penetration, we may also be required to undertake sizable investment in EV component related ecosystem, in order to secure our supplies and mitigate the risks of rising battery prices.

To give impetus to the “Made in India” project and attract investments, the Government of India has announced Production Linked Incentive (“PLI”) scheme for 13 core sectors, including automotive OEMs and automotive component manufacturers with budgeted outlays of over Rs.25,938 crores, for the automotive sector over the five years commencing April 2022. TML applied and successfully received the approval from the Government of India as an eligible company / group, including four of its subsidiaries, namely, Tata Motors Passenger Vehicles Ltd. (“TMPVL”), Tata Passenger Electric Mobility Limited (“TPEML”), Tata Motors Body Solutions Limited (“erstwhile Tata Marcopolo Motors Limited”) and Jaguar Land Rover India (“JLR India”) under the category “Champion OEM” for manufacturing of advanced automotive technology vehicles, i.e., EVs and fuel cell EVs. The quantum of incentive earned by TML Group each year would depend on fulfilling all the criteria for each year, as well as cumulatively; these included, for example year-on-year growth criteria in Determined Sales Value, meeting the criteria of cumulative new domestic investment, and meeting the criteria of minimum 50% Domestic Value Addition for each approved Vehicle Model under the guidelines.

Though TML and Group companies have a robust action plan to fulfil all the above criteria year on year/ cumulatively, but as most of the above depends upon many external factors, including demand of EVs and development of entire ecosystem, including charging infrastructure, the quantum of benefits, which TML would earn in future cannot be ascertained at this moment.

If we are unable to effectively secure the benefits of PLI and / or our competitors are able to reap the benefits better than us, it would materially and adversely affect our pricing, revenues, financial performance and results of operations and also severely impact our competitiveness in the markets.

The targets described above represent our current strategic objectives and do not constitute capital spending and earnings projections or forecasts. These targets are based on a range of expectations and assumptions regarding, among other things, our present and future business strategies, volume growth, cost efficiencies, capital spending program and the environment in which we operate, which may prove to be inaccurate. While we do not undertake to update our targets, we may change our targets from time to time. Actual results may differ materially from our targets. Accordingly, there can be no assurance that we will achieve any of our targets, whether in the short, medium or long term. The occurrence of one or more of the risks described in this “Risk Factors” section, many of which are beyond our control and could have an immediate impact on our earnings and/or the probability of which may be exacerbated in the medium to long term, could materially affect our ability to realize the targets described above. In particular, our capital spending target could be affected by investment needs arising from, among other factors, electrification, emissions compliance, driver assistance, connectivity and mobility trends. Our ability to achieve our targets may also be materially impaired by negative geopolitical and macroeconomic factors (see “—Deterioration or uncertainty in global economic conditions could have material adverse impact on our business, sales and results of operations” for more information), the competitive nature of our industry, industry trends, including market and competitive forces (such as higher incentives), new or the expansion of existing regulatory constraints, reduced customer demand for our vehicles, significant increases in our cost base, unexpected delays or failure in implementing or realizing the benefits of our investments.

The EV market and related opportunities may not evolve as anticipated.

There is a global trend, particularly in developed markets, toward increased use of EVs (including hybrids) and policies supporting vehicle electrification. The UK government has recently announced that the phase-out date for the sale of new petrol and diesel cars and vans has been brought forward to 2030 from the previous date of 2035, while the governments of other countries, including the UK, Norway and the Netherlands, have announced goals of banning new petrol and diesel cars. The Government of India has also been encouraging adoption of EVs and is working closely with the industry to address challenges and accelerate the adoption of EVs in India. As we consider our strategy, we may over time increase our focus on the production of EVs, make more investments in this area and position ourselves as a leading producer of EVs. Sales of EVs are hard to predict as consumer demand may fail to shift in favor of EVs, and this market segment may remain small relative to the overall market for years to come. Consumers may remain or become reluctant to adopt EVs due to the lack of fully developed charging infrastructure, long charging times or increased costs of purchase.

Further, as a part of our strategy, we have been focusing on electrification for our Passenger Vehicles business which will help us surpass the regulatory requirements. We are closely watching the evolution of market and consumer preferences in India. The EV adoption is still at early stages and hybrids may emerge as a possible alternative owing higher fuel efficiency, with some of the competitors having more focus on hybrids in the near term. As a result, if hybrids emerge more successful in the near future, we may be compelled to introduce hybrids to cater to the customer requirements and, as a result of this, it could have adverse effects on our business, prospects, financial condition and result of operations.

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

Over the past few years, the global market for automobiles, particularly in established markets, has been characterized by increasing demand for more environmentally friendly vehicles and technologies. In addition, governments around the world are increasingly announcing commitments to ban the sale of conventionally fueled vehicles in the coming decades. We endeavor to take account of climate protection and the ever more stringent laws and regulations that have been adopted in response to climate change. We are focusing on researching, developing and producing new drive technologies, such as hybrid engines and electric cars. We are also investing in development programs to reduce fuel consumption through the use of lightweight materials, reducing losses through the driveline and improvements in aerodynamics. There is a risk that these R&D activities will not achieve their planned objectives or that our competitors will develop better solutions and will be able to manufacture the resulting products more rapidly, in larger quantities, of a higher quality and/or at a lower cost than us.

The emissions levels of diesel technologies have also become the focus of legislators in the United States and European Union, and some of our competitors have announced programs to retrofit diesel vehicles with software that will allow them to reduce emissions. Such actions by our competitors may require us to undertake increased R&D spending as well as other capital expenses. In addition, changes to the European emissions tests of the Worldwide Harmonized Light Vehicle Test Procedure (“WLTP”) in September 2018 made models non-compliant with emissions limits subject to additional taxes. As a result of the changes, manufacturing costs increased and consumer uncertainty grew. There is a risk that these R&D activities, including retrofit software upgrades, will not achieve their planned objectives or that our competitors will develop better solutions and will be able to manufacture the resulting products more rapidly, in larger quantities, with a higher quality and/or at a lower cost than us.

Coupled with increased consumer preferences for more environmentally friendly models, including PHEVs and EVs, failure to achieve our planned objectives, such as execution of Jaguar Land Rover’s Reimagine strategy or delays in developing fuel-efficient products could materially affect our ability to sell luxury Passenger Cars and luxury large- or medium-size all-terrain vehicles at current or targeted volumes and could have a material adverse effect on our general business activity, net assets, financial position and results of operations. There is a risk that our competitors will develop better solutions and manufacture the resulting products more rapidly, in larger quantities, with a higher quality and/or at a lower cost.

Hydrogen fuel cell technology is emerging as a possible alternative for replacing fossil fuels. TML has taken significant steps and has been leading in the development of hydrogen-powered vehicles. TML won a tender of 15 Hydrogen Fuel Cell buses from Indian Oil Corporation (“IOCL”). Like any other fuel, there are risks associated with hydrogen fuel technology too. Hydrogen is by nature highly combustible requiring careful handling and TML has been proactively adhering to the legislative and industry standards related to its storage, transportation and product development.

Not all the hydrogen procured would be eco-friendly and higher efforts are required around generation of green hydrogen. The technology has not attained maturity and is far from mass adoption due to lack of available infrastructure, higher acquisitions costs and total cost of ownership. If we are not able to develop cost-efficient solutions, develop an enabling ecosystem with stakeholders and introduce the right kind of technology, it could affect our future plans. The hydrogen fuel technology adoption in India is at nascent stages and if there were any mishaps, it could potentially damage to our reputation and brand equity. In addition, our manufacturing operations, supply chain and sales may be subject to the potential physical impacts of climate change, including changes in weather patterns and an increased potential for extreme weather events, which could affect the manufacturing and distribution of our products, as well as the cost and availability of raw materials and components.

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

Moreover, the increased use of car-sharing services (e.g., Zipcar and DriveNow) and other innovative mobility initiatives that facilitate access to alternative modes of transport, and the increased reliance on public transportation in certain places, may reduce people’s dependency on private automobiles. Furthermore, non-traditional market participants and/or unexpected disruptive innovations may disrupt the established business model of the industry by introducing new technologies, distribution models and methods of transportation. A shift in consumer preferences away from private automobiles would have a material adverse effect on our general business activity and on our business, prospects, financial condition and results of operations.

Sustainability is being brought to the center of our business strategy. There has been increased focus from various stakeholders toward sustainable business practices. As a responsible business and being part of the Tata Group, TML is committed to significantly reducing its GHG emissions to ultimately achieve Net zero emissions. We are continuing to work toward transitioning to improved fuel efficiency of ICE vehicles across Commercial Vehicles and Passenger Vehicles, increasing the share of EVs in the product mix, significant reduction in energy consumption and increased use of renewable energy in Operations, along with Greening of the Supply Chain. With its Reimagine strategy in place, JLR’s aim is to achieve Net Zero carbon emissions across its supply chain, products and operations by 2039. If we are unable to achieve these objectives, our reputation, business and results of operations may be adversely affected. We aim to achieve Net Zero targets for our PV business in 2040 and CV business in 2045. While we are working on aggressively scaling up EV penetration and exploring options of using cleaner emission-free technologies, there may be challenges to meet Net Zero commitments for the CV business, especially due to the presence of higher tonnage vehicles where the payload capacities are very high.

If we are not able to meet the ESG goals, it may also cause financial outflows in the form of penalties, purchase of carbon credits to comply with future regulations. This could significantly and materially affect financial performance, more importantly cause reputational damage.

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

The COVID-19 pandemic’s enforced lockdowns across key regions have adversely affected the financial performance of our dealers in past and any such headwinds if they occur would affect our dealers in future.

If dealers or importers encounter financial difficulties and our products and services cannot be sold or can be sold only in limited numbers, the sales of such dealers and importers may be adversely affected. Additionally, if we cannot replace the affected dealers or importers with other franchises, the financial difficulties experienced by such dealers or importers could have an indirect effect on our vehicle deliveries. For instance, the economies of countries where we operate such as Bangladesh, Nepal and Srilanka have been affected as a result of economic slowdown as a result of which our dealers have also faced challenges.

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

Globally, OEMs are constantly developing their distribution strategies and distribution models. For instance, some OEMs are exploring “direct to consumer” routes for sales. Jaguar and Land Rover are exploring direct to consumer selling for future sales in some markets. Such a model may bring higher top line revenues and increase overall profitability of the business but it may lead to finished vehicle inventory moving from retailers to Jaguar Land Rover and consume working capital.

Furthermore, as part of our global activities, we may engage with third-party dealers and distributors, whom we do not control, but who could nevertheless take actions that may have a material adverse impact on our reputation and business. We cannot assure you that we will not be held liable for any activities undertaken by such third parties.

The delisting of our ADSs from the New York Stock Exchange (the “NYSE”) and our intended deregistration under the Exchange Act may influence or have influenced the trading opportunities and trading price of our Shares and the voting and dividend rights of ADS holders, and may cause adverse tax consequences for the ADS holders.

Our ADSs have been delisted from the NYSE effective close of trading on the NYSE on January 23, 2023. We will continue to be subject to reporting obligations under the Exchange Act until we can terminate and/or suspend our reporting obligations to the SEC under the Exchange Act. As a consequence of the delisting becoming effective, the amended and restated deposit agreement, dated as of September 27, 2004 and as amended as of December 16, 2009, by and among the Company, Citibank, N.A. (the “Depositary”), and all holders and beneficial owners of ADSs (the “Deposit Agreement”), under which the ADSs were issued has also been terminated effective close of trading on the NYSE on January 23, 2023 (“Termination Date of the Deposit Agreement”). After the ADSs were delisted from the NYSE, there has been no over-the-counter market trading of the ADSs in the United States due to regulatory restrictions under Indian law. As a result, investors may not have or have had sufficient liquidity, making it more difficult for holders of the ADSs to sell their securities. In addition, the delisting and the termination of our ADS Program may result or have resulted in holders of the Company’s ADSs surrendering their ADSs in exchange for the underlying Shares and selling them on the BSE Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE”). Such sales may affect or have affected the price of our Ordinary Shares listed on the BSE and NSE.

At any time prior to the expiration of six months from the Termination Date of the Deposit Agreement (the “ADS Cancellation Cut-off Time”), each ADS holder is entitled to surrender the respective ADSs for cancellation and to obtain the delivery of the Ordinary Shares relative to each ADS surrendered, upon payment by the ADS holder of any sums payable to the Depositary pursuant to the terms and conditions of the Deposit Agreement. ADS holders will also need to have a DR-Type demat account in India for receiving the underlying Ordinary Shares on surrender of the ADSs. Neither the Company nor the Depositary will provide assistance in establishing such account. In addition, ADS holders would continue to have the right to receive dividends (if any) until the ADSs are cancelled. However, such dividends are subject to withholding at the applicable rates of tax in India as per the Indian Income Tax Act 1961. However, ADS holders will not be able to exercise any voting rights from the Termination Date of the Deposit Agreement.

Cancellation of ADSs into Ordinary Shares will not attract any tax in India as per the Income Tax Act in India. However, capital gains realized on the subsequent transfer of Ordinary Shares (received on surrender of the ADSs), whether in India or outside India to a non-resident of India or Indian resident, will be liable for short-term or long-term capital gains tax under the provisions of the Income Tax Act, 1961. Ordinary Shares held for a period of more than 12 months will be treated as long-term capital assets and the capital gains arising on the sale thereof will be subject to long-term capital tax in India. If the Ordinary Shares are held for a period of 12 months or less, such Ordinary Shares will be treated as short-term capital assets and will be subject to short-term capital gains tax in India. ADS holders should consult their respective tax advisors for application of any Indian taxes and foreign tax credit rules to any Indian or foreign taxes that the ADS holders are subject to in respect of a sale or disposition of the Ordinary Shares including evaluation of any tax treaty benefits.

At any time after the expiration of six months from the Termination Date of the Deposit Agreement, if the ADS holders have not surrendered their ADSs for cancellation as well as receipt of the corresponding Ordinary Shares prior to the ADS Cancellation Cut-off Time, the Depositary will promptly as commercially practicable sell the underlying Ordinary Shares and distribute the net proceeds of the sales to the remaining ADS holders (after conversion into U.S. dollars), less fees and applicable withholding taxes, pursuant to the Deposit Agreement. The withholding tax will be applied at the maximum rate of 40% on the gross proceeds plus applicable rate of surcharge and cess (effective rate of approximately 43.68%) and be deposited to the credit of the Government of India. ADS holders subject to withholding taxes on the sale of the underlying Ordinary Shares may be eligible to reclaim some or all of the taxes withheld in India. The Depositary will send a notice to the ADS holders on the tax reclaim process in connection with sale of the underlying Ordinary Share post the ADS Cancellation Cut-off Time. However, neither the Company, nor the Depositary, will provide any assistance in the tax reclaim process. For further details regarding the taxation with respect to the Company’s delisting, please refer to Item 10.E “Additional Information—Taxation”. In addition, if a record date for a dividend is set prior to such sale, then the ADS holders as of the record date would be entitled to the dividend even if the Ordinary Shares are sold prior to the dividend payment date. However, the dividend would be subject to withholding tax at applicable rates as per the Indian Income Tax Act 1961.

We are more vulnerable to reduced demand for premium cars and all-terrain vehicles than automobile manufacturers with a more diversified product range.

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

Demand for vehicles for personal use generally depends on consumers’ net purchasing power, their confidence in future economic developments and changes in fashion and trends, while demand for vehicles for commercial use by corporate customers (including fleet customers) primarily depends on customers’ financial condition, their willingness to invest and available financing. The geo political tensions and rising energy costs as a result of supply issues in Europe, volatility in economic conditions across our key markets and inflationary scenario may have an impact on consumers buying power. A decrease in potential customers’ disposable income or financial flexibility, reductions in the availability of consumer financing or used car valuations or an increase in the cost of financing may have a negative impact on demand for our products. A weak macroeconomic environment, combined with restrictive lending and a low level of consumer sentiment generally, may reduce consumers’ net purchasing power and lead existing and potential customers to refrain from purchasing new vehicles, defer a purchase further or purchase a smaller model with less equipment at a lower price. See “—Deterioration or uncertainty in global economic conditions could have a material adverse impact on our business, sales and results of operations” for more information. A deteriorating macroeconomic environment may disproportionately reduce demand for luxury vehicles. It also could lead to reluctance by corporate customers to invest in vehicles for commercial use and/or to lease vehicles, resulting in a postponement of fleet renewal contracts.

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

In general, we consider our labor relations with all of our employees to be good. However, in the future we may be subject to labor unrest, which may delay or disrupt our operations in the affected regions, including impacting the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If work stoppages or lock-outs at our facilities or at the facilities of our major vendors occur or continue for a long period of time, our business, prospects, financial condition and results of operations may be materially and adversely affected. For example, during Fiscal 2018, we faced two stand-alone incidents of labor unrest in India, one at our Jamshedpur plant and the other at our Sanand plant. Although these particular issues were amicably resolved, there is no assurance that additional labor issues could not occur, or that any future labor issues will be amicably resolved.

In addition, Jaguar Land Rover engages in wage negotiations in relation to wage agreements covering approximately 75% of our employees in the United Kingdom, and a new agreement with the United Kingdom trade union was completed in June 2021 and agreed upon for two years. There is a risk, however, that future negotiations could escalate into industrial action ranging from “work to rule” to a strike before a settlement is ultimately reached. Our unionized employees outside of the United Kingdom are members of separate local trade unions and, as such, subject to separate local agreements.

In India, Tata Motors Limited had been granted an exemption with effect from November 1, 1952, in respect of the Provident Fund Scheme and had accordingly set up its own Provident Fund Trust, the Tata Motors Limited Provident Fund Trust (the “TMLPFT”), and has been administering its own scheme in lieu of the Employee’s Provident Fund Scheme 1952. Of the 31 conditions required to maintain such exemption, TML has breached one condition relating to reporting losses for three consecutive financial years, following the declaration of the stand-alone (India operations) financial results for Fiscal 2022. As a result, the exemption available to TML to operate its own provident fund has been mandatorily withdrawn from the first day of succeeding financial year (i.e., from April 1, 2022), and TML had to forthwith report the same to the Employees Provident Fund Organization (“EPFO”) and commence compliance as a non-exempted establishment with effect from the said date.

Provident fund accounts with the TMLPFT had consequently been frozen until the transfer was completed. Given the high volume and value of the funds, the transfer of the accounts and account balances from the TMLPFT to EPFO has taken several months. Many employees who had planned withdrawals as allowed under the scheme were not able to complete such withdrawals until the transfer from the TMLPFT to the EPFO was completed. As of the date of this annual report on Form 20-F, all such transfers have been completed and the account balances are now available to the employees.

Given the cyclical nature of automotive business, we have employed temporary workers at our manufacturing plants, including in production activities. With changes being proposed by new labor code and recent pronouncements by Indian courts, including one against TML by the Bombay High Court on practice of employment of temporary workers, we are re-examining our staffing model.

We are re-evaluating our options in the light of these recent developments. These include: (i) leveraging government-approved training schemes, including NAPS, NEEM, Trade Apprentice and others, which enables us to engage trainees for defined period and contribute to government plans to educate and provide skills to youth in India, (ii) leveraging automation, (iii) work content reduction, and other measures.

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

We may be adversely impacted by terrorism, natural disasters and epidemics.

Our products are exported to a number of geographical markets, and we plan to further expand our international operations in the future. Consequently, we are subject to various risks associated with conducting our business both within and outside our domestic market and our operations in markets abroad may be subject to terrorism, natural disasters and extreme weather, fuel shortages and epidemics and pandemics (such as the COVID-19 pandemic). Any disruption of the operations of our manufacturing, design, engineering, sales, corporate and other facilities could materially and adversely affect our business, prospects, financial condition and results of operations. In addition, conducting business internationally, especially in emerging markets, exposes us to additional risks, including adverse changes in economic and government policies, unpredictable shifts in regulation, inconsistent application of existing laws and regulations, unclear regulatory and taxation systems and divergent commercial and employment practices and procedures. If any of these events were to occur, there can be no assurance that we would be able to shift our manufacturing, design, engineering, sales, corporate and other operations to alternative sites in a timely manner, or at all. Any deterioration in international relations, especially between India and its neighboring countries, may result in investor concern regarding regional stability. Any significant or prolonged disruption or delay in our operations related to these risks could materially and adversely affect our business, prospects, financial condition and results of operations. See “We have been, and may continue to be, adversely affected by the COVID-19 pandemic” for more information. Also see “Rising Geo-Political risk including the ongoing conflict between Russia and Ukraine could have an impact on our business and results of operations” for more information.

Terrorist attacks, civil disturbances, regional conflicts and other acts of violence, particularly in India, may disrupt or otherwise adversely affect the markets in which we operate, our business and our profitability. India has from time to time experienced social and civil unrest and hostilities and adverse social, economic or political events, including terrorist attacks, local civil disturbances and riots. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on our business, as well as the market for securities of Indian companies, including the Company’s Shares and ADSs. Such incidents could also create a greater perception that investment in Indian companies involves a higher degree of risk and could have a material adverse effect on our business, prospects, results of operations and financial condition, and also the market price of the Company’s Shares and ADSs.

Our business is seasonal in nature and a substantial decrease in our sales during certain quarters could have a material adverse impact on our financial performance.

The sales volumes and prices for our vehicles are influenced in part by the cyclicality and seasonality of demand.

In the Indian market, demand for our vehicles generally peaks between January and March each year, although there is a general decrease in demand during February in the lead-up to the release of the Indian annual fiscal budget. Demand is generally leaner between April and July and picks up again in the festival season from September to November, with a decline in December as customers defer purchases to the following year. Further, our rural demand for Commercial Vehicles comes largely from agriculture and allied sectors. Any adverse events such as below par monsoon or significant shifts in rainfall patterns could affect consumer sentiment and demand for our vehicles.

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

In one of our subsidiaries, we could not meet certain covenants and have obtained the waiver for Fiscal 2022 and Fiscal 2023. The outstanding term loan as of March 31, 2023, is Rs.152 million.

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

The Indian Parliament has enacted the Code on Social Security, 2020 (the “Code”), which shall come into force on such date as the Central Government may appoint by notification in the official Gazette. The Code would impact the contributions by the Company toward Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on November 13, 2020, and has invited suggestions from stakeholders, which are under active consideration by the Ministry. The Company will assess the impact and its conduct evaluation once the subject rules are notified and will reflect the appropriate impact in its financial statements for the period in which the Code becomes effective and the related rules to determine the financial impact are published.

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

The latest statutory valuation as at March 31, 2021 for cash funding purposes was completed on June 30, 2022. The valuations resulted in revised schedules of contributions effective from July 1, 2022. At the point the valuations were agreed each plan was in surplus, therefore, there are no further deficit recover contributions currently payable. The ongoing Group contribution rate for UK defined benefit accrual for FY23 was 24% of pensionable salaries in the UK, however following changes in financial conditions, this was reduced to 10 per cent from April 1, 2023. The ongoing rate will vary to reflect prevailing financial conditions over time. The next statutory funding valuations are scheduled as at March 31, 2024 and are expected to be completed by June 30, 2025.

On the accounting basis as at March 31, 2023, JLR reported GBP637 million surplus as compared to a surplus (net) of GBP409 million as at March 31, 2022, and a deficit of GBP387 million as at March 31, 2021. This change was primarily due to an increase in the discount rate used to value the liabilities.

The Supreme Court of India’s judgment in the case of Employees’ Provident Fund Organization (EPFO) and Anr. Etc. vs. Sunil Kumar B. and Ors. Etc., allows the members of the statutory pension fund as on September 1, 2014, to exercise the joint option for contribution into the pension fund beyond the statutory limit. Paragraph 37 of the Supreme Court’s judgment clearly stated that the Court was not addressing the case of the exempted establishments. The Company has been legally advised that due to incurrence of losses for three consecutive years, the Company has lost its pension fund exemption with effect from April 1, 2022. However, the Company is still maintaining the pension fund, as an interim measure, since the EPFO has still not accepted the transfer of pension fund/corpus to its statutory pension fund. Considering that the EPFO is in the process of providing clarity on various key elements on the pension scheme, the non-applicability of the Supreme Court judgement to exempted establishments and the legal advice on status of the exemption, the Company believes that no provision is warranted on this matter as of March 31, 2023.

Jaguar Land Rover has a limited number of manufacturing, design and engineering facilities and any disruption in the operations of those facilities could adversely affect our business, financial condition or results of operations.

Jaguar Land Rover has four wholly-owned manufacturing facilities and two design and engineering centers in the United Kingdom, a manufacturing plant in Slovakia, a manufacturing plant in Brazil and a manufacturing facility in China, which it owns together with our joint venture partner Chery, among other manufacturing locations. We could experience disruptions to our manufacturing, design and engineering capabilities for a variety of reasons, including, among others, extreme weather, fire, theft, system failures, natural catastrophes, mechanical or equipment failures and similar risks. We are particularly exposed to such disruptions due to the limited number of our facilities. Any significant disruptions could adversely affect our ability to design, manufacture and sell our products and, if any of those events were to occur, we cannot be certain that we would be able to shift our design, engineering and manufacturing operations to alternative sites in a timely manner, or at all. Any such disruption could therefore materially affect our business, financial condition or results of operations.

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

We also have our wholly-owned subsidiary Tata Motors European Technical Centre PLC based in the United Kingdom, engaged in number of collaborative projects in low carbon technology, and electric and hybrid vehicle technology for future passenger and light commercial vehicles. Trilix, located in Italy, is engaged in commercial art and graphic design. If there is theft or compromise of data, technology, and intellectual property such as technical data, business processes, data sets, or other sensitive information, it could cause a material adverse impact on our operations.

We may incur significant costs to comply with, or face civil and criminal liability for infringements of, data protection laws in the markets in which we operate.

Data privacy rules are continuing to evolve around the world. These rules are generally designed to limit our rights to process personal data and have placed obligations upon us to ensure that the data we hold is adequately protected. Recent examples of legislation that we must comply with include the European Union’s GDPR, which was implemented in 2018, and China’s Personal Information Protection Law, which was implemented in 2021. These rules have led to an increased compliance burden for the Company and we may face fines, civil liabilities or other criminal liabilities for non-compliance with these rules. Our failure to implement and comply with data protection laws could significantly affect our reputation and relationships with our customers and suppliers, and civil and criminal liabilities for the infringement of data protection rules could have a significant negative effect on our financial position.

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

We are subject to extensive governmental regulations regarding vehicle emissions levels, noise, safety and levels of pollutants generated by our production facilities. We expect the number and extent of legal and regulatory requirements and our related costs of compliance to continue to increase significantly in the future. To comply with current and future environmental norms, we may have to incur additional capital expenditures and R&D expenditures to upgrade manufacturing facilities, install new emissions controls or reduction technologies and purchase or otherwise obtain allowances to emit GHGs, which may have an impact on our cost of production. Further details of the environmental and safety requirements are included in the section “Description of Environmental Issues That May Affect Our Utilization of Facilities”

Our vehicles are also subject to significant regulation around the world relating to GHG and other emission levels. We expect these rules to continue to become more stringent in the future and any requirements to optimize vehicles in line with these governmental actions could significantly affect our plans for global product development and may result in substantial costs, including significant fines and penalties in cases of non-compliance. These requirements may also result in limiting the types and amounts of vehicles we sell and where we sell them, which may affect our revenue. If we are unable to develop commercially viable technologies or otherwise attain compliance within the time frames set by new standards, we could face significant civil penalties or be forced to restrict product offerings drastically to remain in compliance. Further details of these are included in “Greenhouse Gas / CO2 / Fuel Economy Legislation” and “Non-Greenhouse Gas Emissions Requirements”.

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

On 31 January 2020, the United Kingdom ceased to be a member of the European Union which had previously allowed for tariff free movement of goods and services between the UK and other European member states. The end of the 11-month transitional period following the termination of the UK’s membership of the European Union on 31 January 2020 (the “Brexit Transition Period”) saw the agreement of a trade deal between the UK and the EU (the “EU-UK Trade Agreement”). The EU-UK Trade Agreement had provisional application pending completion of ratification procedures and entered into force on 1 May 2021.

These rules have led to increased border friction between the UK and EU due to the administrative requirements of completing customs documentation which have led to some increased costs for our business. To continue to qualify for zero tariff rates, Jaguar Land Rover will need to meet requirements relating to rules of origin which is not certain to be possible in the future. For example, the EU’s rules of origin, which are due to start from 2024, stipulate that 45 percent of an electric vehicle’s value must be sourced in the U.K. or elsewhere in Europe to avoid export tariffs of 10 percent. The tariffs would be a burden for automakers building cars in the U.K. and exporting them to the EU. This, and any other future changes to tariffs between the UK and EU, may have a material impact upon our ability to access the European market.

The Inflation Reduction Act of 2022 (the “IRA”) was passed by the U.S. federal government in August 2022. Among other items, the IRA allows for purchasers of electric vehicles to access a consumer tax credit effectively providing a vehicle (i) is assembled in North America; (ii) 50% of the value of the battery components must be produced or manufactured in North America; and (iii) 40% of the value of the critical minerals used for the vehicle must be extracted, processed, and/or recycled domestically or in a country the United States has a free trade agreement with, with the minimum percentage increasing annually. EV manufacturing requires a range of minerals, including cobalt, copper, nickel, graphite, and lithium. The consumer tax credits are available on cars up to $55,000 (manufacturer suggested retail price) and $80,000 (manufacturer suggested retail price) for vans, sport utility vehicles and pickup trucks. Access to the consumer tax credit is also subject to income thresholds and other requirements. JLR’s Reimagine strategy sets out a plan for the business to sell an increasing proportion of electric vehicles in the future. As we presently have no assembly facilities in North America, this may impact upon our ability to price our electric vehicles competitively in the U.S. market in the future. However, we continually assess the impact of such regulatory changes on our future business and are developing, and will continue to develop, strategies to minimize the potential impact.

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

The Indian Competition Act, 2002 (the “Competition Act”) and various regulations promulgated thereunder, including in relation to merger controls, oversee practices having an appreciable adverse effect on competition in a given relevant market in India. Under the Competition Act, any formal or informal arrangement, understanding or action in concert, which causes or is likely to cause an appreciable adverse effect on competition, is considered void and results in imposition of substantial penalties. All agreements entered into by us could be within the purview of the Competition Act. Furthermore, the Competition Commission of India (the “CCI”) has expansive powers, including extraterritorial powers to investigate any agreement, abusive conduct or combination occurring outside India, if such agreement, conduct or combination has an appreciable adverse effect on competition in India. The Competition Act also prohibits abuse of a dominant position by any enterprise.

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

In another matter, two of our ex-dealers filed information with the CCI alleging that TML had engaged in anti-competitive practices by colluding with its finance subsidiaries (TMFL and TMFSL) and abused its dominance in the market. The complaints include allegations that TML had coerced dealers to avail finance from Tata NBFCs, established a cartel to impose minimum stock requirements and make available financing and violated certain anti-competitive provisions of the Competition Act. In May 2021, the CCI issued an order directing the Director General (“DG”) of the CCI to initiate an investigation against TML, but did not otherwise make any final or binding observations or determinations (including with respect to any possible penalties or fines) with regard to the allegations. The investigation was carried out and concluded and the report (“report”) was submitted to CCI. We have filed our objection to the report with CCI. As of the date of this annual report on Form 20-F, we are awaiting further directions from CCI.

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

We are subject to a complex and continuously changing regime of laws, rules, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, U.S. Securities and Exchange Commission (the “SEC”) regulations, SEBI regulations, NYSE listing rules, the Companies Act, and Indian stock market listing regulations. New or changed laws, rules, regulations and standards may lack specificity and be subject to varying interpretations. Under applicable Indian laws, for example, remuneration packages may, in certain circumstances, require shareholders’ approval. New guidance and revisions may be provided by regulatory and governing bodies, which could result in continuing uncertainty and higher costs of compliance. We are committed to maintaining high standards of corporate governance and public disclosure. However, our efforts to comply with evolving regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management resources and time. In addition, there can be no guarantee that we will always succeed in complying with all applicable laws, regulations and standards.

The Companies Act has effected significant changes to the existing Indian company law framework, such as in the provisions related to the issue of capital, disclosures in offering documents, corporate governance, accounting policies and audit matters, related-party transactions, class action suits against companies by shareholders or depositors, prohibitions on loans to directors and insider trading, including restrictions on derivative transactions concerning a company’s securities by directors and key managerial personnel. The Companies Act may subject us to higher compliance requirements, increase our compliance costs and divert management’s attention. We are also required to spend, in each financial year, at least 2% of our average net profits during the three immediately preceding financial years, calculated for TML on a stand-alone basis under Ind AS, on corporate social responsibility (“CSR”) activities. Compliance with CSR activities is fulfilled when the Company spends the prescribed amount in accordance with its obligations. However, if the Company fails to spend the requisite amount within the financial year, it must fulfil its obligation by transferring the unspent amount to any fund included in Schedule VII of the Companies Act. The same will be considered as compliance with Section 135(5) of the Act. Further, the Board of the Company is required to give the requisite disclosure in the Board report and annual report on CSR. Furthermore, the Companies Act imposes greater monetary and other liability on the Company and its Directors for any non-compliance. Due to limited relevant jurisprudence, in the event that our interpretation of the Companies Act differs from, or contradicts, any judicial pronouncements or clarifications issued by the Government of India in the future, we may face regulatory actions or be required to undertake remedial steps. In addition, some of the provisions of the Companies Act overlap with other existing laws and regulations (such as corporate governance provisions and insider trading regulations issued by SEBI). SEBI’s circular, dated May 10, 2021, updated the disclosures to be mentioned in the Business Responsibility and Sustainability Report, which is to be submitted by the top 1,000 listed entities and which was first introduced in 2012. SEBI promulgated the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “Listing Regulations”), which are applicable to all Indian companies with listed securities. Pursuant to the Listing Regulations, the Company is required to establish and maintain a vigilance mechanism for Directors and employees to report their concerns about unethical behavior, actual or suspected fraud or violation of the Company’s code of conduct (the “Tata Code of Conduct”) or ethics policy under our whistleblower policy (the “Whistleblower Policy”), to implement increased disclosure requirements for price-sensitive information and to conduct detailed director familiarization programs and comprehensive disclosures thereof, in accordance with the Listing Regulations. While we have been able to comply with such requirements to date, we cannot assure you that we will be able to maintain compliance with such requirements in the future. Furthermore, the Company cannot currently determine the impact of certain provisions of the Companies Act and the revised SEBI corporate governance standards. Any increase in our compliance requirements or associated costs may have a significant and adverse effect on our business, prospects, financial condition and results of operations. Additionally, per notification dated November 9, 2021, effective April 1, 2022 unless otherwise specified in the respective provision of the regulation. SEBI recently amended the Listing Regulations to widen the definition of “Related-Party” and broadened the ambit of Related-Party Transactions (“RPTs”). SEBI has mandated listed companies to obtain prior approval of the shareholders in respect of RPTs exceeding Rs.1,000 crore or 10% of the annual consolidated turnover of a listed entity as per its last audited financial statements, whichever is lower, even if such RPTs are in the ordinary course of business and valued at an arm’s-length pricing basis. Further, while obtaining shareholder approval, all the related parties are prohibited from voting on the resolutions irrespective of whether they are party to that particular RPT or not. Therefore, for all RPTs, exceeding the abovementioned threshold would require a majority of minority shareholders’ vote in favor of the RPTs.

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

Evaluating and estimating our provision and accruals for our taxes requires significant judgement. We operate in multiple geographic markets, and our operations in each market are susceptible to additional tax assessments and audits. Our collaborations with business partners are similarly susceptible to such tax assessments. Authorities may engage in additional reviews, inquiries and audits that may disrupt our operations or challenge our conclusions regarding tax matters. Any resulting tax assessment may be accompanied by a penalty (including revocation of a benefit or exemption from tax) or additional fee/Interest for failing to make the initial payment.

Our tax rates may be affected by earnings estimation errors, losses in jurisdictions that do not grant a related tax benefit, changes in currency rates, acquisitions, restructurings, investments, or changes in laws, regulations, including option to move to new tax regime with concessional tax rate, or practices. Furthermore, government fiscal or political pressures may increase the likelihood of adverse or aggressive interpretations of tax laws or regulations or imposition of arbitrary or onerous taxes, interest charges and penalties. Tax assessments may be initiated even where we consider our practices to be in compliance with tax laws and regulations. Should we challenge such taxes or believe them to be without merit, we may nonetheless be required to pay them. These amounts may be materially different from our expected tax assessments and could result in additional utilization of tax losses, expropriation of assets, attachment of additional securities, liens, imposition of royalties or new taxes and requirements for local ownership or beneficiation.

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

We may be materially and adversely affected by the RBI policies and actions.

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

SEBI and the various Indian stock exchanges are responsible for improving and setting standards for disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. Nevertheless, there may be less information made publicly available in respect of Indian companies than is regularly made available by public companies in the United States as a result of differences between the level of regulation and monitoring of the Indian securities markets and of the transparency of the activities of investors and brokers in India compared to the United States. The Company’s ADSs have been delisted from the NYSE effective close of trading on the NYSE on January 23, 2023. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADSs were issued has also become effective close of trading on the NYSE on January 23, 2023. The said action has no impact on the current listing status or trading of the Company’s equity shares on the National Stock Exchange of India Ltd. (the “NSE”) and BSE Limited (the “BSE”). Our disclosure obligations under the rules of the NSE and the BSE, on which our equity shares are listed, may be less than the disclosure obligations of public companies on the NYSE.

The market value of your investment may fluctuate due to the volatility of the Indian securities market.

Stock exchanges in India, including the BSE, have, in the past, experienced substantial fluctuations in the prices of their listed securities. Such fluctuations, if they continue or recur, could affect the market price and liquidity of the securities of Indian companies, including the Company’s Shares and, in turn, the Company’s ADSs. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. Volatility in other stock exchanges, including, but not limited to, those in the United Kingdom and China, may affect the prices of securities in India, including the Company’s Shares, which may in turn affect the price of the Company’s ADSs. In addition, the governing bodies of the stock exchanges in India have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment.

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

Our ADSs have been delisted from the NYSE effective at the close of trading on January 23, 2023; the price of the ADSs was quoted in U.S. dollars. Our equity shares are quoted in Indian Rupees on the NSE and BSE. Any dividends in respect of our equity shares are paid in Indian Rupees after withholding taxes as applicable under the Indian Income Tax Act 1961 and subsequently converted into U.S. dollars for distribution to ADS holders.

The exchange rate between the Indian rupee and the U.S. dollar has been volatile in the past and may materially fluctuate in the future. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar may affect, among others things, the U.S. dollar-equivalents of the price of the Company’s Shares in Indian rupees as quoted on stock exchanges in India and, as a result, the market price of the ADSs. Such fluctuations may also affect the U.S. dollar-equivalent of any cash dividends in Indian rupees received on the Shares represented by the ADSs and the U.S. dollar-equivalent of the proceeds in Indian rupee of a sale of Shares in India. Holders of our ADSs would bear or have borne all of the risks with respect to a decline in the value of the Indian Rupee as compared to the U.S. dollar, which would adversely affect or have affected the U.S. dollar value of any dividends that are received or have been received by ADS holders.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Although ADS holders have a right to receive any dividends declared in respect of the Shares underlying the ADSs, they cannot exercise voting or other direct rights as a shareholder with respect to the Shares underlying the ADSs. Citibank, N.A. as depositary (the “depositary”) is the registered shareholder of the deposited Shares underlying the Company’s ADSs, and only the depositary may exercise the rights of shareholders in connection with the deposited Shares. The depositary will notify ADS holders of upcoming votes and arrange to deliver our voting materials to ADS holders only if requested by the Company. The depositary will try, insofar as practicable, subject to Indian laws and the provisions of the Articles of Association, to vote or have its agents vote the deposited securities as instructed by the ADS holders. If the depositary receives voting instructions in time from an ADS holder which fails to specify the manner in which the depositary is to vote the Shares underlying such ADS holder’s ADSs, such ADS holder will be deemed to have instructed the depositary to vote in favor of the items set forth in such voting instructions. If the depositary does not receive timely instructions from an ADS holder, such ADS holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us, subject to the conditions set forth in the deposit agreement. If requested by the Company, the depositary is required to represent all Shares underlying ADSs, regardless of whether timely instructions have been received from such ADS holders, for the sole purpose of establishing a quorum at a meeting of shareholders.

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

For further details on the terms and conditions of the Company’s ADSs and the rights and obligations of the Company’s ADS holders, please see the amended and restated deposit agreement, dated as of September 27, 2004, among the Company, Citibank, N.A., as depositary, and all holders and beneficial owners of ADSs issued thereunder, as amended and supplemented by Amendment No. 1, dated as of December 16, 2009, hereinafter referred to as the “deposit agreement”, which is incorporated by reference into this annual report on Form 20-F.

Moreover, pursuant to Indian regulations, the Company is required to offer its shareholders preemptive rights to subscribe for a proportionate number of Shares to maintain their existing ownership percentages prior to the issue of new Shares. These rights may be waived by a resolution passed by at least 75% of the shareholders of the Company present and voting at a general meeting. ADS holders may be unable to exercise preemptive rights for subscribing to these new Shares unless a registration statement under the Securities Act is effective or an exemption from the registration requirements is available to us. The Company’s decision to file a registration statement would be based on the costs, timing, potential liabilities and the perceived benefits associated with any such registration statement and the Company does not commit that it would file such a registration statement. If any issue of securities is made to the shareholders of the Company in the future, such securities may also be issued to the depositary, which may sell such securities in the Indian securities market for the benefit of the holders of ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of such rights or securities. To the extent that ADS holders are unable to exercise preemptive rights, their proportionate ownership interest in our company would be reduced. The Company filed Form 25 with the SEC on January 13, 2023 to delist its ADSs from the NYSE. The Company’s ADSs have been delisted from the NYSE effective at the close of trading on the NYSE on January 23, 2023. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADSs were issued has also become effective at the close of trading on the NYSE on January 23, 2023. The Company will continue to be subject to reporting obligations under the Exchange Act until such time as it can terminate its registration under the Exchange Act.

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

The Shares are subject to a daily circuit breaker imposed by stock exchanges in India on publicly listed companies that include the Company, which does not allow transactions causing volatility in the price of the Shares above a certain threshold. This circuit breaker operates independently from the index-based market-wide circuit breakers generally imposed by SEBI on Indian stock exchanges. The percentage limit on the Company’s circuit breaker is set by the stock exchanges in India based on the historical volatility in the price and trading volume of the Company’s Shares. This circuit breaker effectively acts to limit the upward and downward movements in the price of the Company’s Shares. As a result of this circuit breaker, the Company cannot make any assurance regarding the ability of the shareholders of the Company to sell their Shares or the price at which such shareholders may be able to sell their Shares.

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

In September 2004, the Company became the first company from India’s automotive sector to be listed on the NYSE. The Company’s ADSs have been delisted from the NYSE effective at the close of trading on the NYSE on January 23, 2023. This follows the filing done by the Company of Form 25 with the SEC on January 13, 2023. The Company’s Ordinary Shares and “A” Ordinary Shares are traded on the BSE under the codes 500570 and 570001, respectively, and the NSE under the symbols “TATAMOTORS” and “TATAMTRDVR”, respectively. The delisting from the NYSE has no impact on the current listing status or trading of the Company’s equity securities on the BSE and the NSE.

In June 2008, we acquired the Jaguar Land Rover business from Ford. Jaguar Land Rover is a global automotive business, which designs, manufactures and sells Jaguar luxury sedans, sports cars and luxury performance SUVs and Land Rover premium all-terrain vehicles, as well as related parts, accessories and merchandise. The Jaguar Land Rover business has internationally recognized brands, a product portfolio of award-winning luxury performance cars, luxury performance SUVs and premium all-terrain vehicles, brand-specific global distribution networks and R&D capabilities. As part of our acquisition of the Jaguar Land Rover business, we acquired three major manufacturing facilities located in Halewood, Solihull and Castle Bromwich and two advanced design and engineering facilities located at Whitley and Gaydon, all in the United Kingdom, together with national sales companies (“NSCs”) in several countries.

We are one of the leading global automobile manufacturers in the world, providing integrated and smart e-mobility solutions to customers in over 123 countries. With an employee base of 81,800, our top-of-the-line manufacturing facilities are located across India, the United Kingdom, the United States, Italy and South Korea. We are the only OEM in India that offers an extensive range of mobility solutions for our automotives, covering cars, Utility Vehicles, trucks, and buses. We have a strong global network of 121 subsidiaries, equity-accounted associates and joint ventures, including Jaguar Land Rover in the United Kingdom and Tata Daewoo in South Korea. We offer a broad portfolio of automotive products, ranging from sub-1 ton to 55-ton gross vehicle weight (“GVW”) trucks (including pickup trucks) to small, medium, and large buses and coaches to Passenger Cars, premium luxury cars and SUVs.

We operate six principal automotive manufacturing facilities in India, including at: (i) Jamshedpur in the state of Jharkhand; (ii) Pune in the state of Maharashtra; (iii) Lucknow in the state of Uttar Pradesh; (iv) Pantnagar in the state of Uttarakhand; (v) Sanand in the state of Gujarat; and (vi) Dharwad in the state of Karnataka. We also operate four principal automotive manufacturing facilities in the United Kingdom through our Jaguar Land Rover business, including at: (i) Solihull in the West Midlands; (ii) Castle Bromwich, also in the West Midlands; (iii) Halewood in Liverpool; and (iv) the EMC at Wolverhampton in the West Midlands. Jaguar Land Rover also operates plants in Nitra, Slovakia and Itatia, Brazil and also has a Chinese joint venture (Chery Jaguar Land Rover) that manufactures cars exclusively for the Chinese market.

We expanded our international operations through mergers and acquisitions, and in India we have made strategic alliances, including, but not limited to, the following:

•

We have a joint venture agreement with FCA Italy Spa (“FCA Italy”) (previously known as Fiat Group Automobiles S.p.A., Italy), which is part of the Stellantis N.V. Group. Together with FCA Italy, we operate a facility located at Ranjangaon in Maharashtra to manufacture Passenger Cars, engines and transmissions for the Indian and overseas markets. Established in April 2008, the plant currently manufactures the Fiat Linea, Fiat Punto, Jeep, Nexon, and vehicles, as well as components for such vehicles, such as engines and transmissions. During May 2012, both joint venture partners decided to re-align their Indian joint venture. Accordingly, in March 2013, we and Fiat Group signed a restructuring framework agreement (the “RFA”), which provides, among other matters:

•

a joint arrangement to manufacture and assemble Fiat-branded products, Tata products and any new products (including for third parties) in accordance with the terms and conditions settled in the RFA, with current third-party orders to continue in accordance with the prior terms; and

•	The distribution company, owned by FCA Italy, is responsible for distribution of the Fiat vehicles and parts from April 1, 2013.

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

•

Brabo Robotics and Automation Limited (“BRAL”) was incorporated on July 17, 2019, as a wholly-owned subsidiary of Tata Motors Limited with an operating plan to take over the robotics and factory automation (“RAB”) division of TML as a going concern. The RAB business of TAL Manufacturing Solutions Limited was transferred to TML with effect from April 30, 2019. In Fiscal 2021, we decided to shut down the operations of BRAL.

•

During Fiscal 2021, as a part of TML’s internal restructuring process, TML transferred the outsourcing business with effect from October 1, 2020, to TML Business Services Limited (“TMLBSL”), a wholly-owned subsidiary of TML. This had no impact on our consolidated financial statements.

•

During Fiscal 2022, the Company has transferred its PV Undertaking to its step down subsidiary ‘Tata Motors Passenger Vehicles Limited’ (TMPVL) (formerly known as TML Business Analytics Services Limited) in accordance with the Scheme of Arrangement (Scheme) approved by the National Company Law Tribunal (‘NCLT’) vide its Order dated August 24, 2021.

•

Tata Motors Limited at its Board meeting held on October 12, 2021, approved the incorporation of a wholly owned subsidiary (“TML EV Co”) to undertake its passenger electric mobility business and executed a Securities Subscription Agreement with India Markets Rio Pte Ltd, an entity affiliated with TPG Rise Climate (the climate investing strategy of TPG’s global impact investing platform TPG Rise) for an aggregate investment of Rs.75,000 million in TML EV Co over the period of 18 months from the date of completion of the first tranche. Accordingly, Tata Passenger Electric Mobility Limited (TPEML) is formed on December 21, 2021.

•	TML CV Mobility Solutions Limited was incorporated on June 7, 2021, as a wholly owned subsidiary of the Company.

•

During Fiscal 2023, TML Smart City Mobility Solutions Limited and TML Smart City Mobility Solutions (J&K) Private Limited was incorporated as a wholly owned subsidiary and sub-subsidiary of the Company to venture into e-bus segments via pay-per-use model.

Please see Item 4.B “Information on the Company—Business Overview—Our Strategy—Capital and Product Development Expenditures” and Item 5.B “Operating and Financial Review and Prospect—Liquidity and Capital Resources—Capital Expenditures” of this annual report on Form 20-F for details on our principal capital expenditures.

Through our subsidiary and associate companies, we are engaged in providing engineering and automotive solutions, construction equipment manufacturing, automotive vehicle components manufacturing and supply chain activities, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for automotive and computer applications, and automotive retailing and service operations. TTL is engaged in providing specialized engineering and design services, product life cycle management (“PLM”) and product-centric IT services to leading global manufacturers. TTL’s customers are among the world’s premier automotive, aerospace and industrial heavy machinery manufacturers. As of March 31, 2023, we held a 74.42% stake in TTL, and TTL had 11 subsidiaries and one joint venture.

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

The board of directors of TMFSL has approved a Scheme of Arrangement (“the Scheme”) under Section 230 to Section 232 read with Section 66 of the Companies Act, 2013 as amended between TMFSL and TMFL and their respective shareholders for the demerger of TMFL’s Non-Banking Finance related business (“NBFC Undertaking”) into TMFSL through the Scheme. The appointed date for the Scheme is April 1, 2023. The Reserve Bank of India has given its no-objection certificate for the Scheme. The Scheme has been approved by the creditors of both companies and the National Company Law Appellate Tribunal approved the scheme on May 12, 2023. The final order is awaited. This has no impact on consolidated financial statements.

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

In May 2018, the Board approved the sale of TML’s defense business to Tata Advanced Systems Limited, a Tata Group company. For an up-front consideration of Rs.1,000 million and a deferred consideration of 3% of the revenue generated from certain projects for up to 15 years, starting in Fiscal 2020, subject to a maximum deferred consideration of Rs.17,500 million. The scheme of arrangement in question (“Scheme”) was approved by shareholders at a meeting convened by the National Company Law Tribunal (“NCLT”) on July 30, 2019. It was subsequently sanctioned by the Honorable NCLT Mumbai bench and the Honorable NCLT Hyderabad bench via orders dated December 12, 2019, and December 20, 2019, respectively. Under Clause 21 of the Scheme, the Scheme would be effective on receipt of necessary approvals from authorities, including the Ministry of Defense. After obtaining all necessary approvals, we sold the business on April 1, 2021.

On July 31, 2020, pursuant to the provisions of Sections 230 to 232 and other applicable provisions of the Companies Act, 2013 and subject to the requisite regulatory approvals, the Board approved a scheme of arrangement between the Company and TML Business Analytics Services Limited (“TMLBASL”) and their respective shareholders, inter alia, for the transfer of the Company’s Passenger Vehicles business, including the Electric Vehicle business as a going concern, on a slump sale basis as defined under Section 2(42C) of the Income Tax Act 1961, to TMLBASL. Pursuant to such scheme, the Board also approved the reduction of the Company’s share capital without extinguishing or reducing its liability on any of its Shares by writing down a portion of its securities premium account amounting to Rs.111,736 million, with a corresponding adjustment to the accumulated losses of the Company. Upon such scheme becoming effective, the name of TMLBASL was changed to “Tata Motors Passenger Vehicles Limited”. The NCLT Mumbai Bench has approved the Scheme of Arrangement on August 24, 2021. The Company has received all other necessary regulatory approvals and the scheme is effective from January 1, 2022.

The Company at its Board meeting held on October 12, 2021, approved the incorporation of a wholly-owned subsidiary (“TML EV Co.”) to undertake its passenger electric mobility business and executed a Securities Subscription Agreement with India Markets Rio Pte Ltd., an entity affiliated with TPG Rise Climate (the climate investing strategy of TPG’s global impact investing platform TPG Rise) for an aggregate investment of Rs.75,000 million in TML EV Co. over the period of 18 months, subject to fulfilment of certain conditions precedent, from the date of completion of the first tranche. Accordingly, TPEML was formed on December 21, 2021. The transaction involves the primary investment of Rs.75,000 million by TPG Rise Climate in TPEML in tranches; and issuance and allotment of compulsorily convertible preference shares, having a face value of Rs.1,000 each, by TPEML to TPG Rise Climate in lieu of such investment. The total amount of investment of Rs.75,000 million is bifurcated into two instruments CCPS A1 and CCPS A2 of investment of Rs.50,000 million and investment of Rs.25,000 million, respectively. The remittance of the first tranche of Rs.37,500 million (50% of each instrument) was received on March 29, 2022, while the second tranche of Rs.37,500 million (50% of each instrument) was received on January 31, 2023.

In Fiscal 2021, Tata Motors Limited had signed an agreement to purchase the 49% shareholding balance from the joint venture partner, Marcopolo S.A. in Tata Marcopolo Motors Ltd. (“TMML”) for a consideration of Rs.999.6 million, consequent to which TMML would become a wholly-owned subsidiary of the Company, following the completion of the procedural requirements. In Fiscal 2023, Tata Motors Limited completed the procedural requirements mentioned under the Share Purchase Agreement executed between Marcopolo S.A, Joint Venture Partner, Tata Marcopolo Motors Limited (“TMML”) and the Company acquired the entire shareholding in TMML held by Marcopolo SA. Consequent to which TMML became a wholly-owned subsidiary of the Company with effect from August 29, 2022. TMML’s name was changed to Tata Motors Body Solutions Limited with effect from December 30, 2022.

The IPO Committee duly constituted by the Board of Directors of Tata Motors Limited, at its meeting held on December 12, 2022, accorded its in-principle approval to explore the possibility of partial divestment of the Company’s investment in Tata Technologies Limited (“TTL”), a subsidiary of the Company, through an IPO route at an opportune time, subject to market conditions, applicable approvals, regulatory clearances (including observations from SEBI) and certain other considerations. Subsequently, TTL filed a draft red herring prospectus dated March 9, 2023 with SEBI for an IPO by way of an offer for sale of up to 95,708,984 equity shares for cash, representing approximately 23.60% of its paid-up share capital. The IPO is comprised of an offer for sale of (a) up to 81,133,706 Equity Shares by Tata Motors Limited, (b) up to 9,716,853 Equity Shares by Alpha TC Holdings Pte. Ltd. and (c) up to 4,858,425 Equity Shares by Tata Capital Growth Fund I, each representing up to 20%, 2.40% and 1.20%, respectively, of Tata Technologies paid-up share capital.

In Fiscal 2023, Tata Passenger Electric Mobility Limited (“TPEML”), a subsidiary of the Company completed the acquisition of Ford India’s Sanand plant for a consideration of Rs.7,257 million. This acquisition will unlock an additional state-of the-art manufacturing capacity of 300,000 units per annum which is scalable to 420,000 units per annum.

TML notified the NYSE on November 9, 2022 of its intent to: (i) voluntarily delist the ADSs, each representing five (5) Ordinary Shares of the Company, par value of Rs.2 per share (the “Ordinary Shares”), from the NYSE; (ii) deregister such ADSs, TML’s Ordinary Shares underlying such ADSs, and TML’s “A’ Ordinary Shares, par value of Rs.2 per share, issued in connection with the 2015 rights offering by TML from the SEC; and (iii) terminate its reporting obligations under the Exchange Act. The Company filed form 25 with the SEC on January 13, 2023 to delist its ADSs from the NYSE. The Company’s ADSs have been delisted from the NYSE effective at the close of trading on the NYSE on January 23, 2023. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADSs were issued has also become effective close of trading on the NYSE on January 23, 2023. The Company will continue to be subject to reporting obligations under the Exchange Act until such time as it can terminate and/or suspend its reporting obligations to the SEC under the Exchange Act. Please also refer to Item 3.D “Key Information—Risk Factors—The delisting of our ADSs from the New York Stock Exchange (the “NYSE”) and our intended deregistration under the Exchange Act may influence or have influenced the trading opportunities and trading price of our Shares and the voting and dividend rights of ADS holders, and may cause adverse tax consequences for the ADS holders.”

As of March 31, 2023, our operations included 88 consolidated subsidiaries, two joint operations, three joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which we exercise significant influence. As of March 31, 2023, we had approximately 81,000 permanent employees, including approximately 36,000 permanent employees at our consolidated subsidiaries and joint operations.

Tata Incorporated serves as the Company’s authorized U.S. representative. The address of Tata Incorporated is 101 Park Avenue, New York, NY 10178, the United States of America.

The Company’s registered office is located at Bombay House, 24, Homi Mody Street, Mumbai 400 001, India. The Company’s telephone number is +91-22-6665-8282 and the Company’s website address is www.tatamotors.com. The Company’s website does not constitute a part of this annual report on Form 20-F. The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Tata Motors Limited, that file electronically with the SEC.

Over the last five years, from March 31, 2019 to March 31, 2023, the holdings of the Company’s largest shareholder, Tata Sons, along with its subsidiaries and joint ventures, have increased from 38.29% to 46.40%. Please see Item 7.A “Major Shareholders and Related-Party Transactions—Major Shareholders” for further details of recent changes in major shareholders’ shareholding in the Company.

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

•

“Tata Commercial Vehicles”: Includes Commercial Vehicles (SCV & Pickups, Medium and Heavy Commercial Vehicles and Intermediate Light Commercial Vehicles and CV Passenger Vehicles) manufactured under the Tata and Daewoo brands (and excludes vehicles manufactured under the Jaguar Land Rover brand);

•	“Tata Passenger Vehicles”: Includes Passenger Vehicles and Utility Vehicles manufactured under the Tata and Fiat brands (and excludes vehicles manufactured under the Jaguar Land Rover brand);

•	“Jaguar Land Rover”: Includes vehicles manufactured under the Jaguar Land Rover brand (and excludes vehicles manufactured under the Tata, Fiat, Daewoo and other brands); and

•	“Vehicle Financing”: Includes financing of TML and Jaguar Land Rover new vehicles, pre-owned vehicles, including other OEMs brands, and corporate lending to our channel partners.

•	Other operations: Other operations consist of IT services, machine tools, and factory automation solutions.

We believe that this structure improves speed, agility and simplicity within our business units, and enables strong functional leadership, improved decision-making, quicker responses to changing market conditions and clear accountability.

We produce a wide range of automotive products, including:

•

Passenger Vehicles (including Electric Vehicles): Our range of Tata-branded Passenger Cars includes the Tiago (compact), Tiago EV and the Altroz (premium) in the hatchback category, and the Tigor, Tigor EV, Xpres T-EV (mid-size) in the sedan category. We have expanded our Passenger Car range with several variants and fuel options designed to suit various customer preferences. Our Jaguar Land Rover operations have an established presence in the premium Passenger Car market under the Jaguar brand name. There are six car lines currently manufactured under the Jaguar brand name, including the F-TYPE two-seater sports coupe and convertible, the XF sedan (including the long wheel base XFL at the China Joint Venture), the XE sports saloon (including the long wheel base XEL at the China Joint Venture), the F-PACE Jaguar’s luxury performance SUV, the Jaguar E-PACE compact SUV (manufactured in Graz, Austria under its manufacturing partnership with Magna Steyr and also manufactured at the China Joint Venture plant), and the Jaguar I-PACE (an all-electric performance SUV and Jaguar’s first BEV manufactured in Graz, Austria, under its manufacturing partnership with Magna Steyr). As part of the Reimagine strategy, Jaguar will be relaunched as a pure electric luxury brand in the future.

•

Utility Vehicles (including Electric Vehicles): We manufacture a range of Tata brand Utility Vehicles, including the Harrier, the Nexon, the Nexon (EV), Nexon EV Max, Punch and Safari. There are seven car lines under the Land Rover umbrella, encompassing the luxury brands Range Rover, Defender and Discovery, including the Range Rover, the Range Rover Sport, Range Rover Velar, Range Rover Evoque, Defender, Discovery and Discovery Sport.

•	Commercial Vehicles: TML offers the widest range of vehicles in India designed and engineered to address every need of the customer. We offer vehicles from sub-1 ton to 55-ton GVW/GCW.

•

SCVs & Pickups: We manufacture a variety of small Commercial Vehicles and pickup trucks (less than 3.5 ton). This includes the Tata Ace, India’s first indigenously developed mini-truck, with a sub-1 ton payload with different fuel options (Diesel, CNG, Gasolene, EV), the Tata Intra (V10,V20,V30,V50) with different payload options and the Tata Yodha pickup range with single cab and double cab variants and 4X2 and 4X4 options including the 2Ton payload variant.

•

MHCVs and ILCVs: We manufacture a variety of MHCVs and ILCVs, which include trucks, tractors, tippers, multi-axle vehicles and pickups with GVWs (including payload) of between 3.5 tons and 55 tons. We also provide fully built solutions for special applications like garbage compactors, containers, tankers, reefers, and diesel bowser to customers and various government organizations, including solutions related to national defense. In addition, through TDCV, we manufacture a wide array of trucks ranging from 215 horsepower to 560 horsepower, including dump trucks, tractor-trailers, mixers and cargo vehicles. Our signature product is the Prima range of trucks, which are sold in India and South Korea, as well as exported to a number of countries in South Asia, the Middle East and Africa. The SIGNA range of new MHCV trucks launched in 2016 has been extended to several additional tractor and tipper variants. Similarly, the newest addition to this portfolio—the Ultra range—now spans across multiple tonnage points starting from 5-ton Light Commercial Vehicles (“LCV”) to 30-ton tractors.

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

Our Strategy

We intend to further strengthen our position in the Indian automobile industry by investing in new products and solutions that exceed customer expectations, improving customer experiences across all our touchpoints, offer superior value proposition with best in class total cost of ownership. While we continue to work towards optimizing our manufacturing and distribution strategy. Given the global challenge of “Climate change”, as a responsible corporate and industry leader, we believe we have spearheaded Sustainability journey and set an example by committing towards achieving Net Zero emissions by 2040 for the domestic PV business, by 2045 for domestic CV business and by 2039 for Jaguar Land Rover. We are committed to making Science-based targets (SBTi) for reduction in GHG emissions for our Indian business and are making rapid progress towards sourcing 100% of our electricity through renewable sources. We have pursued a strategy of increasing our presence in the global automotive markets and enhancing our product range and capabilities through strategic acquisitions and alliances. Our strategy aims at “Winning Decisively” in the Commercial Vehicle business, “Winning Sustainably” in the Passenger Vehicle business, “Winning Proactively” in the Electric Vehicles business. We aim to achieve consistent, competitive, cash accretive growth and to position ourselves as a major international automotive company, offering the widest range of products across product segments and applications.

Jaguar Land Rover’s Reimagine Strategy

This roadmap for the future of Jaguar Land Rover puts quality and sustainability at the center of everything it does, directed by the simplification of its processes and the rapid electrification of our vehicles, while creating unique customer experiences and a positive societal impact. As we redefine modern luxury, and with the worldwide customer appetite for electric vehicles, Jaguar Land Rover is accelerating its Reimagine transformation into a business that will deliver double-digit EBIT margins by Fiscal 2026 and achieve Net Zero carbon through our entire value chain, including our products, supply chain and operations, by 2039. JLR recently announced plans to accelerate its transition, revealing that its Halewood plant in the United Kingdom is planned to be an all electric production facility for JLR’s next-generation medium-size SUV architecture, electrified modular architecture (EMA). JLR further announced an investment of GBP15 billion over five years in JLR’s industrial footprint, vehicle programs, autonomous, AI and digital technologies and human resources. As a next step within the Reimagine strategy, it was revealed that JLR will move to a “house of brands” approach, to amplify the unique character of each of its brands — Range Rover, Defender, Discovery and Jaguar—and accelerate the delivery of the company’s vision, to become proud creators of the world’s most desirable modern luxury automotive brands for the most discerning clients.

Modern Luxury

In 2021, Jaguar Land Rover introduced the New Range Rover, as the embodiment of modern luxury, with a breathtaking, modern exterior and a highly sophisticated, reductive interior with an intuitive approach to relevant technology. This was followed in 2022 by the New Range Rover Sport, redefining sporting luxury, effortlessly combining assertive and instinctive on-road performance with trademark Range Rover refinement, progressive design sophistication and connected convenience. These products embody a philosophy that will be embedded across Jaguar Land Rover’s products and its customer experiences, acting as a key differentiator for Jaguar and Land Rover, as part of its transformation into modern luxury brands.

At the center of this is sustainability, in Jaguar Land Rover’s vehicles and across the value chain, which it will achieve through electrification; in decarbonizing its supply chain and manufacturing and nonmanufacturing operations; in closed-loop circularity; and in close attention to the provenance of materials it selects.

Modern luxury of electric propulsion

Through Fiscal 2023, we continued to transform our business at pace, both in electrifying our current vehicles, and in planning our electric future. The New Range Rover Sport provides a pure-electric capability for almost every journey.

As one of the fastest-charging plug-in hybrid systems, re-charging up to 80 per cent takes under an hour. Every one of our brands – Range Rover, Discovery, Defender, and Jaguar – now offers plug-in and mild hybrid vehicles, together with the all-electric Jaguar I-PACE with 68% of sales being electrified vehicles in Fiscal 2023.

The reimagining of Jaguar into a pure-electric modern luxury brand is on track. More details of a new 4-door GT Jaguar to be released later in 2023, before going on sale in selected markets in 2024, for client deliveries in 2025.

We are developing a unique architecture, named JEA, to be manufactured in-house at our Solihull manufacturing facility. The new design language for Jaguars of the future has been clearly defined - they are highly anticipated and will be a “Copy of Nothing”.

This year, we also re-confirmed our next generation electrification roadmap. Our electrified modular architecture (EMA) will be electric only whilst the flexible modular longitudinal architecture (MLA) will offer flexibility between ICE, hybrid and pure-electric

An Electrifying, Sustainable Future

Jaguar Land Rover believes in the modern luxury of pure electric propulsion that is near-silent, efficient and sustainable. The Range Rover introduces plug-in hybrid electric propulsion with a segment-leading official electric-only range of over 100km. From 2024, a pure electric Range Rover will join the family. By 2026, Land Rover will welcome six all-electric variants, across two architectures—our flexible Modular Longitudinal Architecture (“MLA”) and Electric Modular Architecture (“EMA”). This will help Jaguar Land Rover to meet unprecedented policy shifts and an exponential rise in customer demand toward electric vehicles across its key markets. As adoption increases, Jaguar Land Rover expects over 60% of global Land Rover sales to be pure electric by 2030.

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

Jaguar Land Rover’s ambition to become Net Zero carbon by 2039 throughout its entire value chain requires a transformation in the way it designs, engineers, supplies and manufactures its products. To secure our pathway toward this ambition, Jaguar Land Rover defined and committed to CO2 reduction targets by 2030, which have been validated by the Science Based Targets initiative (“SBTi”), aligning the business to a 1.5-degree emissions reduction set out by the Paris Agreement.

True Digital Leader

Connectivity is a key attribute of modern luxury. Through our Reimagine strategy and Refocus program, Jaguar Land Rover is creating a step-change in connected experiences for customers and accelerating its transformation into a digital leader in the automotive industry.

Jaguar Land Rover will continue to drive forward connectivity in and with its vehicles, based on our truly market-leading capability today. Through remote diagnostics and software-over-the-air updates, JLR can already predict, diagnose and update all major vehicle systems. This year, we delivered our five millionth individual software-over-the-air (SOTA) update to 500,000 Range Rover, Defender, Discovery and Jaguar. Our latest vehicles are highly digitised and seamlessly synchronise multiple systems for the driver, to make the driving experience uncomplicated and relaxing. New models, such as the New Range Rover, New Range Rover Sport and Defender, feature more updateable Electronic Control Units per car than any other production model on sale. This gives unprecedented scope to enhance the vehicle remotely, without costing clients the time of a retailer visit. Originally developed to update infotainment systems, SOTA now updates a wide variety of vehicle systems, from engine, braking and steering systems, transmission control for four-wheel-drive and advanced driver assistance systems (ADAS), such as Adaptive Cruise Control.

Collaborating for a Connected Future

Such a strong platform for connected services also allows Jaguar Land Rover to reimagine new vehicle features. Collaboration and knowledge sharing with industry leaders in connected services, data and software development is a cornerstone of its strategy. Jaguar Land Rover formed a multi-year strategic partnership with NVIDIA, the leader in artificial intelligence and computing, to jointly develop and deliver next-generation automated driving systems, plus AI-enabled services and experiences for its customers. From 2025, new Jaguar and Land Rover vehicles will be built on the NVIDIA DRIVE™ software-defined platform—delivering a wide spectrum of active safety, automated driving and parking systems, as well as AI features inside the vehicle.

Together, Jaguar Land Rover and NVIDIA aim to redefine how its customers connect to, and enjoy their vehicles, throughout their ownership, driving new opportunities and business models for Jaguar Land Rover and its partners. Jaguar Land Rover will continue to strive for strategic partnerships to drive innovation and sustainability in line with its Reimagine strategy.

This year, we extended this technology partnership to our whole business, through a global strategic agreement with Wolfspeed, to secure supply for the same cutting-edge Silicon Carbide semiconductors. This technology will provide our next generation of modern luxury electric vehicles with significantly increased powertrain efficiency and extended driving range, while reducing weight and conserving space.

Reimagining Finance for Customers

Through the transformation program, Refocus, Jaguar Land Rover is also forging strategic partnerships to enhance its purchase experience. Jaguar Land Rover has partnered exclusively with BNP Paribas, to broaden competitive automotive financing with new, innovative services across nine European markets.

Redefining Our Purpose

The Company’s purpose sets forth why it wants and chooses to exist: “live the exceptional with soul”. Through the Reimagine strategy, Jaguar Land Rover is changing to become the “proud creators of modern luxury”, guided by a creator’s code, a set of co-created behaviors: customer love, unity, integrity, growth and impact. Along the way, the positive impact of sustainability and diversity and inclusion will enable the Company to better understand and serve customers, fuel innovation, and engage and inspire people. Together, Jaguar Land Rover is shaping a culture of unity, belonging, inclusion and respect, while implementing progressive policies, benefits and support, and engaging with its people to accelerate its progress.

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

JLR Branding Strategy

As a next step within JLR’s Reimagine strategy, it recently announced that JLR would move to a “house of brands” branding strategy to amplify the unique character of each of its brands — Range Rover, Defender, Discovery and Jaguar — and accelerate the delivery of the company’s vision to become proud creators of the world’s most desirable modern luxury automotive brands for the most discerning clients.

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

Jaguar Land Rover’s Refocus transformation program significantly exceeded the original £1 billion target for Fiscal 2023 and delivered £1.1 billion of value in the year. This performance has been achieved through digital initiatives, market performance, cost efficiency and investment savings. Inflation represents an increasing headwind for the business and our Refocus actions have helped mitigate this in Fiscal 2023.

Refocus 2.0

Refocus 2.0 is an enterprise-wide approach that will simplify our operating framework and governance, with greater focus on systematic value creation and business excellence to help grow our business. Our new Refocus “Value Creation System” will govern everything we do as a business under the three value streams: how we “Attract & Retain our Customers” to our brands, how we maximise the return on the investments we make in the “Creation of Products & Services”, and how we “Plan, Buy & Make” the Industrial Operations part of our business to build our products.

These value creation streams connect our business capabilities, providing end-to-end visibility on how we deliver value.

Using a single set of aligned Business Outcomes, measured through our simplified ‘Key Performance Indicators’ as part of our Enterprise Operating Framework, we are connecting everyone in our business to a common purpose and set of priorities. By simplifying our management cadence and how we measure enterprise performance, we drive truly aligned impact for a sustainable future. Working together in functional “Enterprise Chapters” against each outcome, our teams will unite their skills and capabilities to deliver both sustained continuous improvement and business excellence.’

Continued Focus on New Product Development. Addressing the evolving needs of our customers across various segments, we continue to enhance our comprehensive range of commercial cargo and passenger transport vehicles. Our approach has always been to consider every regulatory change as a value enhancement opportunity for customers. The BSVI range was designed, developed and delivered in alignment with a carefully crafted Product Attribute Leadership Strategy, derived from the customers’ needs and drivers of their purchase decision-making. Our focus continues on delivering best-in-class operating economics, superior comfort and convenience and enhanced connectivity across our range.

We launched India’s first CNG-powered Medium & Heavy Commercial Vehicle (M&HCV) truck; introduced a new-age, Advanced Driver Assistance System (ADAS); and enriched our best-selling range of Prima, Signa and Ultra trucks with world-class features to enhance driving comfort. A new series of advanced Intermediate & Light Commercial Vehicle (I&LCV) tippers and trucks were also launched to service the evolving multi-application needs, especially of the rapidly growing logistics and infrastructure sectors. We have introduced more than 40 products and 150 variants in Fiscal 2023.

Our Passenger Vehicles offerings include the NEW FOREVER range that exemplifies the IMPACT 2.0 design language across cars and Utility Vehicles and is developed using pioneering technologies that are sustainable. With the launch of Tata Punch, we have almost achieved 70% market coverage across various segments, with strong positions in the growing segments.

During Fiscal 2023, we launched several variants including Tigor XM variant powered with iCNG technology, Tiago NRG iCNG Nexon XM+(S), Nexon XZ+(L), #Jet edition of SUV’s, all-new #Dark edition of Nexon, Harrier and Safari made feature rich with ADAS, a larger infotainment screen and all-new adaptive user interface.

We also showcased ICE version of the Concept CURVV at auto expo 2023 — it merges robust appeal of an SUV with the perfect balance between elegance, performance and practicality. We also showcased revolutionary twin-cylinder technology for Altroz and Punch iCNG, which would disrupt the CNG space and deliver super space and performance. We also made a global unveil of the AVINYA Concept — an expression of the Company’s vision of a pure electric vehicle, based on its GEN 3 architecture.

The TML Commercial vehicle product portfolio also includes a range of alternative fuel options, especially CNG variants, and going forward we will continue to expand our CNG coverage across multiple segments and applications.

Leveraging our world-class manufacturing facilities and skilled workforce, TML is able to produce a wide range of products catering to retail customers, large fleet owners, STUs, and international markets.

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

In Fiscal 2023, we launched the New Range Rover Sport and Defender 130. With plug-in electric hybrid power and a host of dynamic technologies, the latest Range Rover Sport brings dramatic design, connected convenience and electrified performance to a new level, setting a new standard for performance SUVs. Echoing the name of the original long-wheelbase Defender, the Defender 130 adds another dimension to our all-conquering, all-terrain brand, providing space and comfort for up to eight adults, across three rows of full-size seating.

Jaguar Land Rover also recently announced that the first of three reimagined modern luxury Jaguars will be a 4-door GT built in Solihull in the West Midlands, UK. With power output more than any previous Jaguar, a range up to 700 kms (430 miles), and with indicative pricing from GBP100,000, new Jaguar will be built on its own unique architecture, named JEA. More details of the new 4-door GT Jaguar will be released later this year, before going on sale in selected markets in 2024, for client deliveries in 2025.

Jaguar Land Rover confirmed the first of its next generation medium-size modern luxury SUVs will be an all-electric model from the Range Rover family.

We have plans to expand the range of our product base further, supported by our strong brand recognition in India, understanding of local consumer preferences, in-house engineering capabilities and extensive distribution network. Facing growing competition, changing technologies and evolving customer expectations, we understand the importance of bringing new platforms to address market gaps and further enhance our existing range of vehicles to ensure customer satisfaction. Our capital expenditures totaled Rs.177,319 million, Rs.145,396 million and Rs.178,199 million during Fiscal 2023, Fiscal 2022 and Fiscal 2021, respectively, and we currently plan to invest around Rs.380,000 million in Fiscal 2024 in capacity, new products and technologies.

The Shift Toward Sustainable Mobility

Moving towards our sustainability goals, we have made significant progress across all three domains of Products, Operations and Value chain to meet these ambitions.

Products:

a.	We introduced the largest range of green fuel powered vehicles across the range, which included India’s first CNG-powered truck range in the M&HCV segment and ILCVs.

b.

In the CV passenger segment, we further strengthened our EV penetration, and have delivered more than 100 e-buses in CY 2022. The cumulative distance covered by our e-buses on Indian roads reached 70 million kilometres by Fiscal 2023 at an uptime of more than 95%. We also won orders for the fleet segment and signed definitive agreements for operating 1,500 e-buses in Delhi, 921 e-buses in Bengaluru and 200 e-buses in Jammu & Kashmir.

c.

We also received an order for five hydrogen-based fuel cell buses from the Indian Oil Corporation Ltd (“IOCL”). In addition to supplying the buses to the Research & Development Centre of IOCL, TML plans to also collaborate with IOCL to undertake R&D projects and collectively study further the potential of fuel cell technology for commercial vehicles.

d.

Forayed into last mile e-cargo mobility: We launched Tata Ace EV, India’s most advanced, zero-emission, four-wheeled SCV, beginning a new era in India’s journey towards zero-carbon logistics for the last mile. One of the biggest launches in Indian CV Industry garnered MOUs of 39,000 units at launch. Deliveries has commenced in the later part of Fiscal 2023.

e.

Exhibited pioneering technological capability: We presented 14 vehicles and concepts at Auto Expo 2023 that are going to shape the journey towards a sustainable future, enabling the customers to seamlessly transition towards clean and commercially viable mobility solutions. This included:

i.	Three unique Hydrogen propulsion vehicles: Fuel Cell Electric bus, Prima E.55S (FCEV tractor, Prima H.55S, India’s first Hydrogen ICE powered concept truck

ii.

Unveil of Battery electric range: ACE EV, Star-bus EV, Ultra E.9 for intracity high-capacity urban cargo transportation, Magic EV for last mile passenger transport and Prima E.28K versatile tipper for mining

iii.	Two Fuel agnostics architectures: Azura (7 to 19 ton) and New Signa (28 to 55 ton)

iv.	Reveals: Yodha CNG & Intra V20 Bi-fuel (long range); Prima G.35K India’s first 35T LNG Tipper

Operations:

a.

In Fiscal 2022, Tata Motors generated/sourced 92.39 million kWh of renewable electricity for its manufacturing operations, which is 19.4% of the total power consumption leading to avoidance of 72,992 tCO2e.

b.

The business further started installation of additional on-site solar panels of 4MWp in Pune, 7MW in Pantnagar and 7.25 MWp in Jamshedpur taking the total on-site renewable electricity capacity to above 30 MW.

c.	We achieved water neutrality at our Lucknow Plant.

Value Chain:

a.

Pioneering Circular Economy: Tata Motors launched Re.Wi.Re., its first registered vehicle scrapping facility. This state-of the-art facility has a capacity of 15,000 vehicles per annum and follows world-class, eco-friendly processes for safe and sustainable dismantling of end-of-life vehicles. This supports the national vehicle scrappage policy in India, which promotes a circular economy by creating an ecosystem for phasing out unfit and polluting vehicles and to achieve a lower carbon footprint in the country by replacing them with greener and more fuel-efficient vehicles.

b.

EV Ecosystem: We are accelerating EV adoption by focusing on the entire ecosystem, for instance, we have a complete EV ecosystem solution around ACE EV, which includes a dedicated EV support centre, as well as charging and financing options. It comes with five-year Fleet Management Solution.

We recently signed a definitive agreement with Cummins Inc., to manufacture a range of low- to zero-emissions technology products in India over the next few years. As a part of this agreement, Cummins and TML have set up a new business entity called TCPL Green Energy Solutions Private Limited (“GES”), a wholly-owned subsidiary under the existing joint venture with a focus on the development and manufacturing of sustainable technology products that will include hydrogen-powered internal combustion engines, fuel delivery systems, and battery electric powertrains and fuel cell electric systems through the Accelera by Cummins brand.

Tata Passenger Vehicles

During Fiscal 2023, we expanded our EV portfolio with new launches of Nexon EV Max and Tiago EV. The Nexon EV max was launched with a certified range of 437 kms, which ensures uninterrupted inter-city travel. The certified range was further extended to 453 kms in January 2023 and existing users could also avail enhancement through software update.

We also launched Tiago EV, India’s first electric hatchback, with two options of battery packs and four different charging solutions offering a certified range of up to 315 kms. We introduced a new variant of Tigor.ev sedan with an extended range of 315 km (ARAI certified) and a host of premium and technology features. Nexon EV MAX XM and Nexon EV Prime variants were also launched with exciting new intelligent features.

We also showcased our Electric SUV Concept CURVV. This Concept will introduce India to a unique, edgy and sporty coupe body style which in the past has only been prevalent in the high-end luxury segment. This would be based on Generation 2 EV architecture. We also introduced AVINYA concept, an expression of a pure electric vehicle built on the Generation 3 architecture — introducing a new typology of mobility that liberates enormous roominess and comfort. Sierra EV and Harrier EV were showcased at Auto Expo 2023.

Leveraging Our Capabilities

We have manufacturing facilities across five locations in India, which deliver mobility solutions to four product lines with products ranging from 0.5 tons to 55 tons in Commercial Vehicles. These state-of the-art facilities cater to not only the domestic and international market but also defense markets. We also endeavor to make our operations sustainable in terms of safety and health, corporate responsibility, and the environment with stringent targets in these areas enabled by various initiatives and guided by strong governance committees.

Our product portfolio of Tata-brand vehicles includes the Tiago, Tiago EV, Altroz, Tigor, Tigor (EV), Xpres-T EV, Nexon, Nexon (EV), Nexon (EV Max), Harrier, Punch and Safari which enable us to compete in various Passenger Vehicle market categories, catering to almost 70% of the market categories. We also offer alternative fuel vehicles. We also intend to expand our sales reach and volumes in rural areas, where an increase in wealth has resulted in a declining difference between urban and rural automobile purchase volumes.

We believe that the foundation of our growth over the last five decades has been a deep understanding of economic conditions and customer needs, and the ability to translate this understanding into desirable products though R&D. In India, our engineering research center (the “ERC”), established in 1966, has enabled us to successfully design, develop and produce our own range of vehicles. Jaguar Land Rover’s R&D operations in United Kingdom built around state-of the-art engineering facilities, extensive test tracks, testing centers, design hubs and a virtual innovation center. The ERC in India and Jaguar Land Rover engineering and development operations in the United Kingdom have identified areas to leverage the facilities and resources to enhance the product development process and achieve economies of scale. Furthermore, we have a wholly-owned subsidiary, Tata Motors European Technical Centre plc (“TMETC”), in the United Kingdom, which is engaged in automobile research and engineering.

We believe that our in-house R&D capabilities, including those of our subsidiaries Jaguar Land Rover, TMETC in the United Kingdom, TDCV in South Korea and Trilix in Italy, and our joint ventures with Marcopolo S.A. of Brazil in India, with Thonburi in Thailand and Tata Africa Holdings (SA) (Proprietary) Ltd. in South Africa, will enable us to expand our product range and extend our geographical reach. We continually strive to achieve synergies wherever possible with our subsidiaries and joint ventures.

We have continued modernizing our facilities to meet demand for our vehicles, including adopting Industry 4.0 technologies across identified key themes and enablers across all our manufacturing facilities. Our Jamshedpur plant, which manufactures our entire range of MHCVs, including the Prima, both for civilian and defense uses, was our first plant, set up in 1945 to manufacture steam locomotives. It led our entry into Commercial Vehicles in 1954. The Jamshedpur plant has been modernized over the years and in Fiscal 2015, we celebrated 60 years of truck manufacturing at our first manufacturing and engineering facility in Jamshedpur.

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

The Jaguar E-PACE and the all-electric Jaguar I-PACE battery electric vehicles are produced under the manufacturing partnership with Magna Steyr, in Graz, Austria. Jaguar Land Rover’s manufacturing facility in Nitra, Slovakia, with annual capacity of 150,000 units, opened in October 2018 and is currently producing the Land Rover Discovery and the all-new Land Rover Defender, which started in January 2020. In June 2016, Jaguar Land Rover opened its first wholly-owned international manufacturing plant in Brazil.

Jaguar Land Rover invests in the development of new and refreshed products for new and existing segments by introducing new powertrains and technologies, including CO2 reduction and electrification that satisfy both customer preferences and regulatory requirements. Jaguar Land Rover’s investment spending was GBP2.4 billion in Fiscal 2023, split between engineering spend (72%) and tangible fixed assets, such as facilities, tools and equipment, as well as other investments (28%).

For Fiscal 2024, on a consolidated basis, we expect to invest around Rs.380,000 million in property, plants and equipment and product development.

Continuing Focus on High Quality and Enhancing Customer Satisfaction

We are focused on offering comprehensive and customized solutions to meet our customers’ needs. Our customer satisfaction initiatives include the following:

Accelerated Digitalization Efforts

The thrust on digitalisation gained pace on both frontend and operations.

a.	Fleet edge: India’s largest connected vehicle ecosystem platform now has more than 390K connected vehicles with ever-increasing active usage and adoption.

b.	Edukaan: We launched E-Dukaan, an online marketplace for spare parts last year and grew its revenue in Fiscal 2023, expanding the offerings to include DEF and lubricants.

c.	E-guru: Through the E-guru mobile application, we made information sharing and lead-management simpler for the front-end sales staff.

We deeply value and understand our customers’ needs and behaviours and are now reaching them in better and more seamless ways. Our digital endeavours have garnered millions of leads for us during the current financial year and more importantly, these digital leads now make for over 16% of our overall sales of commercial vehicles in our portfolio while being more cost-effective overall.

As an Industry leader, Tata Motors CV has taken the launches in the Indian CV industry to the next level. Designed with deep consumer insights and an integrated approach, including Digital, physical, and broadcast viewership along with central and regional communication tie-up has helped our launches garner highest ever concurrent viewership of any commercial vehicle manufacturer ever with more than 85,000 concurrent viewers.

Ecosystem play

Continuing with our actions towards the welfare of drivers, we have supported ~5 Lakh drivers with Tata Samarth (Suraksha Samarth) accidental insurance coverage of Rs.10 lakh, a chassis-based insurance coverage for driver partners. Additionally, more than 2.0 Lakh drivers are leveraging benefits of Swasthya Samarth covering hospitalization coverage of 50K and two annual health check-ups. The CV business added 105 new dealers and 266 Sales touchpoints between Fiscal 2021 and Fiscal 2023. 761 new service touchpoints were added during the same period. With the introduction of smaller format sales and service outlets (SCV micro dealers, and container workshops) and digitally-enabled feet-on-street (Tata Gramin Mitra and Local Mechanics), the company is sharpening its outreach. With the focus on Dealer profitability, all our dealers improved their cash flows and profitability in Fiscal 2023. Tata Guru mechanics network was strengthened significantly in Fiscal 2023. We continued our association with key home grown sports, such as the Wrestling Federation of India and, Pro-kabaddi league, among others.

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

Accolades

We remain focused on action in the area of customer centricity and have been recognized by CII for the last four consecutive years.

Awards won by Tata Motors in Fiscal 2023 include:

•

TML CV was recognized at Level-5, Exemplary Category, in the CII Total Cost Management (“TCM”) Maturity Assessment at the 21st edition of CII Cost Congress 2022. Highest achieved score by any organization.

•	Tata Motors achieved Industry Leadership score in the recent TBEM external assessment qualifying it for the JRDQV award.

•	We received “Level 5 Exemplary” in the CII Total Cost Management (TCM) Maturity Assessment at the 21st edition of CII Cost Congress 2022.

•	Tata Motors also won the CII Customer Obsession Apex award for the 4th consecutive year.

•	INNSAAN NIC AICS award for the Palwal warehouse.

•	Tata Motors CV service training once again won the “Golden Peacock National Training Award” in the automobile sector.

•

We emerged a winner at the ASSOCHAM (The Associated Chambers of Commerce and Industry of India) ‘IP Excellence Awards 2022’ under the category of ‘Top Patent Driven Industry Award (Large Enterprise) of the Year’. We also won “Asia IP Elite 2022” award from Intellectual Asset Management (IAM) Tokyo, in recognition of commitment to world-class IP Value creation.

•	We also won the Golden Peacock Award for Innovative Product in the Automobile Sector for the Tata 2818 CNG Truck in Engineering.

•	Three TML plants won accolades at the 23rd CII National Award for Excellence in Energy Management 2022:

•	Pantnagar CV and Pune CV plants won the “National Energy Leader Award” for the 5th time in a row.

•	Pantnagar CV and Pune CV plants also won the “Excellent Energy Efficient Unit Award” for the 7th time in a row.

•	Dharwad CV plant won the “Energy Efficient Unit Award”.

•

Tata Motors was conferred with a total of 307 awards at the 23rd All India Creativity Summit 2022 (the highest ever by any organization) organized by the Indian National Suggestion Scheme’s Association (“INSSAN”).

•

Tata Motor’s Pantnagar plant was certified with the Zero Waste to Landfill Certification from TUV Nord with platinum certification for hazardous waste diversion and gold for non-hazardous waste diversion.

•	Tata Motor’s Pantnagar plant received the gold and silver awards at the 43rd CII National KAIZEN Competition held in July 2022.

•	Tata Motor’s Jamshedpur teams received the platinum and gold awards at the 13th Edition of CII-Institute of Quality National 3M Competition in-May 2022.

•	Tata Motor’s Lucknow plant achieved the distinction of becoming the first Tata Motors plant to achieve a “Water Positive” rating under the CII GreenCo Water Neutrality Guidelines.

In our Passenger Vehicle business, we received a strong response and accolades with more than nine awards during the year, including the following:

No.	Media	Category	Product / OEM
1.	Motor Vikatan	Electric car of the year	Tata Tiago.ev
2.	Motorscribes Auto Awards 2022	Electric car of the year EV manufacturer of the year	Tata Tiago.ev Tata Passenger Electric Mobility Limited
3.	Autocar Awards 2023	Green car of the year Manufacturer of the year	Tiago.ev Tata Motors Passenger Vehicles Limited
4.	Car India Awards	EV of the year	Tiago.ev
		EV manufacturer of the year	Tata Passenger Electric Mobility Limited
5.	TopGear	Electric car of the year (sub 40 lakhs)	Nexon EV MAX
6.	Acko Drive awards, 2023	EV of the year	Tiago.ev

During Fiscal 2023, our Commercial Vehicles business received numerous awards, including:

Apollo CV Awards

TATA Motors won the highest number of awards by any OEM, winning seven awards at Apollo CV Awards 2023, including the CV manufacturer of the year for the 5th straight year in a row and CV of the year for ACE EV.

No.	Award Category	Awarded Model/OEM
1.	CV manufacturer of the year	Tata Motors Limited
2.	CV of the year	Ace EV
3.	EV of the year	Ace EV
4.	CV transport solution provider of the year	Tata Smart City Mobility Solutions Limited
5.	HCV tractor head of the year	Tata Prima 5530.S
6.	LCV cargo carrier of the year	Tata LPT 709 CNG
7.	MCV cargo carrier of the year	Tata Signa 2818.T CNG

Jaguar and Land Rover have received numerous awards from leading international motoring writers, magazines and opinion leaders in Fiscal 2023, reflecting the strength of its model line-up, design and engineering capabilities. A selection of recent awards is listed below.

Award	Model	Awarding Institution	Date
Production Car of the Year	New Range Rover	Car Design Review	December 2022
Best New Large SUV	New Range Rover	The Car Expert Awards	December 2022
Best Large SUV & Best PHEV	New Range Rover	Business Motoring	August 2022
Best Large Premium SUV	Defender	Auto Express	June 2022
Best off-roader	Defender	Parkers	October 2022

Environmental Performance

Sustainability Strategy for the Domestic Business

We believe we are a sustainability leader in the Indian automotive industry. We have been investing in sustainable mobility for safety, emission reduction and environmentally sustainable materials at levels higher than required by regulations, and we believe we are leading the way over several decades as a benchmark corporation with a community conscience. For example, our commitment to vehicle safety goes beyond regulatory requirements and this is evident with the maximum number of four- or five-star Global NCAP rated cars from any OEM on Indian roads. We have also been ahead of regulations when it comes to transparency in the use of materials in our products and are the first Indian OEM on the IMDS and IDIS database.

Building on this leadership position and on the backdrop of the global focus on climate change, natural resource conservation and biodiversity loss, we have reexamined our sustainability agenda on how to elevate our sustainability ambition to global leadership levels and align, translate and integrate them into our entire value chain so as to become the center of our business going forward.

As an outcome, our leadership has identified several key areas of action on sustainability that are interlinked and embedded across our businesses. These areas of action are further cascaded to operations, value chains, communications, and internal and external stakeholder engagements. We believe this will ensure that we remain far ahead on environmental, government or societal metrics that are likely to become important in the medium and long term and will enable us to transform the sustainability agenda from a perspective of risk to that of opportunity.

At Tata Motors, over and above the focus on material elements of ESG, given the urgency of action, there is a special focus on “E” through the three Goals of Planet Resilience, namely, Driving Net Zero, Pioneering Circular Economy and Preserving Nature and Biodiversity.

Towards Driving Net Zero, we are committed to achieving Net Zero Emissions by 2040 for Passenger Vehicles Business and 2045 for our Commercial Vehicles Business and have also committed to setting Science-Based Targets to act as intermediate milestones in this journey.

Our entire product strategy is now being driven by these ambitious commitments and, in fact, we have already taken the lead in establishing ourselves both in the Passenger Cars market with an almost 90% Electric Cars Market share through the collaborative efforts of the Tata UniEVerse, as well as Commercial Vehicles market with the Electric Bus orders from the State Transport Undertakings, the recently launched ACE EV with an order bank of 39,000 vehicles on the day of launch and even a futuristic Fuel Cell Bus which helped us bag an order from IOCL. Along with this, we have incorporated a wholly-owned subsidiary, TML Smart City Mobility Solutions Ltd., that caters to the sustainable mobility solutions in collaboration with public and private players. Along with our existing range of electric vehicles, such as the Ultra 9m AC Electric bus, Ace EV, Tiago EV, Tigor EV and Nexon EV we showcased at the Indian Auto Expo in 2023 the most comprehensive range of greener sustainable logistics and mass mobility solutions across CV segments, powered by natural gas, electric and hydrogen and the decarbonization pathway concept for long-haul trucking, with four clean propulsion technologies integrated in the Prima range. This is in addition to concepts of greenest range of personal mobility vehicles across segments like the Sierra EV, Harrier EV and AVINYA Concept.

A roadmap is prepared for reducing our GHG impact measured as Scope 1, 2 and 3 GHG emissions. Under Scope 3, all of our product plans across Passenger Vehicles, Commercial Vehicles and Electric Vehicles are aligned to decarbonization and Net Zero targets. The product intervention plans involve alternative fuel vehicles, BEVs, and Hydrogen Vehicles and a comprehensive strategy is being formulated for suppliers and channel partners to accelerate their decarbonization journey and alignment to our Net Zero ambitions.

While we have a clear roadmap ahead of us from the product side, we are even more aggressive in our operations. Having pledged to source 100% Renewable Electricity by 2030, we are well on track to beat the deadline, helping us not only with significant reductions in our emissions but by its very nature also helping us reduce our expenses. Our approach includes investment in captive wind power as well as power purchase agreements with renewable energy producers and in-house generation through rooftop solar power to increase the percentage of renewable energy utilized.

Beyond GHG emissions, from a resource sustainability perspective, dedicated work streams have been actioned to establish the circularity framework with experts across design and development beyond merely material circularity and exploring pillars like Utilization, Lifetime improvement and Energy. This work stream is being extended to all parts of the organization to ensure a holistic integrated approach to the Circular Economy principles. Additionally, a larger vision and strategic framework for preserving nature and biodiversity through nature-based solutions is being worked out, which will positively impact biodiversity and position us as leaders in this area as well.

This work stream is being extended to all parts of the organization to ensure a holistic integrated approach to the Circular Economy principles. Towards Circularity we already have strong foundations in our operations around responsible use of fresh water and aiming for water positivity and disposal of waste aiming for Zero Waste to Landfill. Our products are already embodied with materials having an overall high percentage of recyclability and we are working towards improving the actual recycled content that goes into our products. We are also building ecosystem enablers at the other end of the spectrum, i.e. the end of life of our products, through franchised Registered Vehicle Scrappage Facilities coming up all across the country.

Towards Biodiversity, while we have a rich legacy of creating water body-based ecosystems around our plants, which nurture a wide variety of flora and fauna, we intend to take this forward with a more scientific approach and aspire to become a catalyst of Transformation on this subject.

We are even taking along our value chain partners in this journey together with us and have recently launched “Aikyam”, a platform for collaboration, innovation, knowledge sharing and co-creating the Supply Chain Sustainability roadmap aligning to our Net Zero, Circular Economy and Nature & Biodiversity ambitions. We have also taken care to bring along our channel partners in this sustainability journey taking initiatives to baseline them on the key ESG topics which will subsequently help in identifying the hotspots and take corrective actions.

Our commitment to Vehicle Safety goes beyond the regulatory requirements and is evident with the maximum number of 4 or 5 star GNCAP rated cars from any OEM on the Indian roads. We have also been ahead of regulations when it comes to transparency in the use of materials in our products and are the first Indian OEM on the IMDS and IDIS database. Apart from this, the entire spectrum of ESG (Environment, Social and Governance) is being looked at with greater intensity. These topics are of great interest to all our stakeholders, and include but are not limited to gender equality, diversity, safety, equal pay for equal work, fair wage, and support to the disadvantaged, amongst others, all of which are now being brought to the center of our business.

All targets, metrics and KPIs for these areas are formulated and integrated into the balanced score card and Governance process in the Planning and Review cycle.

Societal and Environmental Risk Management

We have processes in place to ensure strategic direction while anticipating future societal and environmental concerns. Aligned to the strategic direction, a set of processes is established to be ahead of the curve when it comes to compliances. A robust software-enabled legal compliance tracking system is in place that ensures in-time regulatory compliance across the organization. The applicable legal compliance requirements are mapped to task performers with in-built checks. The dashboards track compliance status that is reviewed at different levels with built-in escalation. The system is in place to periodically scan the future regulatory landscape to identify upcoming regulatory requirements that may impact the sector and our operations. The Government Affairs Team liaise with government and para-governmental bodies and through industry associations and resolve issues through regular interactions, representations and discussions with the key stakeholders.

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

Planet Regenerate, JLR’s dedicated sustainability strategy, sets the pathway to our ambition to be carbon Net Zero by 2039. The strategy consists of eight distinct focus areas: electrification and battery strategy; materiality and sustainable products; zero impact manufacturing and operations; responsible supply chain management; customers and new business models; environment in decision-making; digitalization for sustainability; and employees’ cultural shift for sustainability. These eight areas will enable JLR to redefine the way it designs, engineers, manufactures and even sells its products and services.

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

Reducing Our Vehicle Emissions

We are accelerating the reduction in our tailpipe CO2 emissions. We currently offer electric vehicle technology across our entire Jaguar and Land Rover portfolio, including eight PHEV, 11 mild hybrid electric vehicles (“MHEV”) and our all-electric Jaguar I-PACE. By Fiscal 2026, we forecast that approximately 27% of sales will be pure electric, rising to above 60% by the end of the decade.

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

Expanding Our International Business

Our international expansion strategy involves entering into new markets where we have an opportunity to grow and to introduce new products to existing markets in order to grow our presence in such markets. Our international business strategy has already resulted in the growth of our international operations in select markets and chosen segments over the last five years. Based on our internal assessments, in recent years, we have grown our market share across various African markets, such as Tanzania, Kenya, Uganda and Nigeria, in addition to the South Asian markets of Bangladesh and Nepal. In keeping with our strategy to enter and grow in new regions, we have focused on business in the ASEAN countries. Our acquisition of JLR significantly expanded our presence in overseas markets.

Through Jaguar Land Rover, we offer products in the premium performance car and luxury all-terrain vehicle categories with globally recognized brands, and we have diversified our business across markets and product categories as a result. We intend to continue to build upon the internationally recognized brands of Jaguar Land Rover and deliver upon our modern luxury strategy following the successful launch of the Range Rover in Fiscal 2022 and the New Range Rover Sport in Fiscal 2023.

During Fiscal 2008, we established a joint venture company to undertake manufacture and assembly operations in South Africa, which has been one of our largest export markets from India in terms of unit volume. The joint venture company, Tata Motors (SA) (Proprietary) Limited, commenced operations in July 2011. Currently, Tata Motors (SA) (Proprietary) Limited caters to the South Africa, Zambia and Mozambique markets and, in Fiscal 2023, sold 900 units.

Reducing Operating Costs

We believe that our scale of operations provides us with a significant advantage in reducing costs, and we plan to continue to sustain and enhance this cost advantage.

Our ability to leverage our technological capabilities and our manufacturing facilities among our Commercial Vehicles and Passenger Vehicles businesses enables us to reduce costs. For example, the diesel engine used in our Indica was modified to engineer a new variant for use in the Ace platform, which helped to reduce the project cost. We also launched our existing Tiago, Tigor and Nexon EV on the same ICE platform with minor modifications. Similarly, platform sharing for the manufacture of pickup trucks and UVs enables us to reduce capital investment that would otherwise be required, while allowing us to improve the utilization levels at our manufacturing facilities. Where appropriate, we intend to apply our existing low-cost engineering and sourcing capability to Jaguar Land Rover vehicles.

The Passenger Vehicle business landscape is seeing rapid transformation in the form of tightening emissions norms, the push toward electrification, enhanced disruptions from autonomous and connected technologies and, as the aspiration levels of the Indian consumer continue to rise, requiring stepped-up investments in contemporary products in a competitive market. We also formed subsidiaries for our Passenger Vehicles and Electric Vehicles business to secure mutually beneficial strategic alliances that provide access to products, architectures, powertrains, new age technologies and capital. We entered into an agreement with TPG Rise Climate and secured investment of Rs.75,000 million in our EV business.

We have worked toward the consolidation of our future Passenger Vehicles on two architectures: the Alpha architecture and the Omega architecture. With all products coming out of these two platforms, we plan to utilize cost benefits coming out of common parts and economies of scale to continue our Passenger Vehicles turnaround. Similar efforts are being taken with our Commercial Vehicles as well.

Our vendor relationships also contribute to our cost reductions. For example, we believe that the vendor rationalization program has provided economies of scale to our vendors, which have benefitted our cost programs. We are also undertaking various internal and external benchmarking exercises that would enable us to improve the cost effectiveness of our components, systems and sub-systems.

Jaguar Land Rover’s Refocus transformation program significantly exceeded the original GBP1 billion target and has delivered GBP1.5 billion in savings in Fiscal 2022 and a further GBP1.1 billion in Fiscal 2023. This performance has been achieved through digital initiatives, market performance, cost efficiency and investment savings. Inflation represents an increasing headwind for the business, and Jaguar Land Rover’s Refocus actions have helped mitigate this risk during Fiscal 2023.

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

Expanding Customer Financing Activities

We believe that financing embedded with vehicles sales may expedite the purchases/sales of vehicles. With this objective in mind, TML and TMFHL, through its wholly-owned subsidiaries TMFL and TMFSL (together, the “TMF Group”), developed various consumer financing options, which have helped increase sales of our vehicles while also driving consumer satisfaction. TMFL is servicing consumers in more than 11,000 pin codes in India through a network of 350 branches and a digital presence. In addition, TMFL launched lifecycle products that complement New Vehicle finance; for example, Upkeep loans, Fuel loans, working capital loans, vehicle refinance loans and long-term finance, which go a long way in supporting the transporter through his business lifecycle, which has helped us retain customers in the TML ecosystem. Through TMFSL, various customized funding solutions are offered to Dealers and Vendors of TML, thereby supporting the entire ecosystem.

Jaguar Land Rover has consumer finance arrangements in place with Black Horse Limited (part of the Lloyds Banking Group) in the United Kingdom, FCA Bank S.p.A. (a joint venture between Fiat Auto and Crédit Agricole) in major European markets, Chase Auto Finance in the United States, and similar arrangements with local providers in a number of other key markets.

On February 4, 2022, Jaguar Land Rover announced a new exclusive strategic partnership with BNP Paribas, whereby it will collaborate to provide financial services covering all aspects of mobility to its retailers and customers in nine markets across Europe.

Continuing to Invest in Technology and Technical Skills

We believe we are one of the most technologically advanced indigenous vehicle manufacturers in India. Over the years, we have enhanced our technological strengths through extensive in-house R&D activities. Further, our R&D facilities at our subsidiaries, such as TMETC, TDCV, TTL and Trilix, together with the two advanced engineering and design centers of JLR, have increased our capabilities in product design and engineering. In our JLR business, we are committed to investments in new technologies to develop products that meet the challenges and opportunities of the premium market, including developing sustainable technologies, like electric propulsion, to improve fuel economy and reduce CO2 emissions, and new modular longitudinal architecture. We consider technological leadership to be a significant factor in our continued success, and therefore intend to continue to devote significant resources to upgrade our technological base.

Maintaining Financial Strength

Our cash flow from operating activities in Fiscal 2023 and Fiscal 2022 was Rs.354,146 million and Rs.142,828 million, respectively. Our operating cash flows are primarily due to the implementation of cost-reduction programs, and prudent working capital management. We have established processes for project evaluation and capital investment decisions with an objective to enhance our long-term profitability.

Leveraging Brand Equity

Commercial Vehicles Business

•

TML Commercial Vehicles Business was recognized at Level-5, Exemplary Category, in the CII TCM (Total Cost Maturity) assessment. TML scored 829 out of 1,000 in this assessment, which is by far the highest achieved score by any organization.

•

Tata Motors CV has taken a decisive step to minimize the practice of discounting that has plagued the CV industry. From September onwards, we have taken a decisive step by moving from a push system to a pull system with clear focus on VAHAN registration (viz retail market share) market share as against practice of offtake market share. This step is bringing a major shift in industry and benefiting all players. Additionally, TML CV (viz retail market share) has been significantly improving the health of its dealers as well as witnessing improved margins.

•

TML CV continued the consistent gain in NPS, Top of Mind Brand awareness and consideration by gaining 100, 200 and 300 bps respectively w.r.t. last year, reaching the highest ever levels. NPS has seen a steady increase from 63 in Fiscal 2020 to 69 in Fiscal 2023 (+700bps).

•

The CV Business strengthened its play with launch of 40+ new products and 150+ variants in Fiscal 2023, including the flag-off of the TATA ACE EV. Tata Motors also exhibited the widest portfolio of 14 vehicles at Auto Expo 2023, around the theme of transforming mobility and Moving India - Safer, Smarter, Greener.

Passenger Vehicles Business

•	Our domestic Passenger Vehicles business recorded highest volumes in Fiscal 2023, since its inception with VAHAN registration market share improvement at 13.5% as compared to 11.4% in Fiscal 2022.

•

There has been a strategic focus on consistently increasing brand health indicators. There has been increase in the Net Promoter Score (NPS) with a sharp decrease in detractors and passives. NPS increased from 23 in Fiscal 2019 to 40 in Fiscal 2023. The brand has grown consistently on both awareness and consideration scores.

•	We also celebrated the five million production milestone for the PV business, with last one million production achieved in 2.5 years itself, despite COVID and semiconductor challenges.

•	We have a healthy order book for our EV business. Tiago EV witnessed strong demand with 10,000 bookings received on the day of launch.

•

We also signed several MOUs and bagged various large orders for delivering XPresT – EVs, including an MoU with Uber for 25,000 vehicles, agreement with BlueSmart mobility for delivering 10,000 vehicles, etc.

Jaguar Land Rover

•	Jaguar and Land Rover are distinct British brands steeped in a history of timeless designs that emotionally resonate with their customers; brand equity built over decades.

•	With Reimagine, Jaguar Land Rover is transforming its business and its two unique brands, with a value-creation approach; delivering modern luxury experiences, quality and profit.

•

Key milestones driving our transformation this year were the successful global launch of our award-winning New Range Rover Sport, joining the New Range Rover in defining our modern luxury philosophy to the world, as well as expanding our Defender collection with an eight-seat 130 model and introducing our new electric hybrid powertrain to the Range Rover collection.

We believe customers associate the Tata name with reliability, trust and ethical value, and that our brand name is gaining significant international recognition due to the international growth strategies of various Tata companies. The Tata brand is used and its benefits are leveraged by Tata companies to their mutual advantage. We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We, along with Tata Sons and other Tata companies, will continue to promote the Tata brand and leverage its use in India, as well as in various international markets where we plan to increase our presence. Supported by the Tata brand, we believe our product brands, such as the Tiago, Tigor, Tiago EV, Tigor (EV), Altroz, Nexon, Nexon (EV), Harrier, Punch, Safari, Ace, Magic, Prima, Intra, Yodha, Ultra Daewoo, Jaguar, Range Rover and Land Rover are highly regarded brands, which we intend to continue to nurture and promote.

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

Overview of Automotive Operations

Our total wholesale sales worldwide (including international business sales, Jaguar Land Rover sales and excluding sales by our China Joint Venture) in Fiscal 2023 and Fiscal 2022 are set forth in the table below:

	Fiscal 2023	Fiscal 2022

	Units
Passenger Cars	224,450	194,185
Utility Vehicles	637,877	472,154
Intermediate and Light Commercial Vehicles	68,606	63,097
SCVs & Pickups	199,769	180,222
CV Passenger Vehicle	28,374	17,699
Medium and Heavy Commercial Vehicles	125,888	106,547

Total	1,284,964	1,033,904

We sold 963,602 units of Tata Commercial Vehicles and Tata Passenger Vehicles and 321,362 units (excluding wholesale sales from the China Joint Venture) of Jaguar Land Rover vehicles in Fiscal 2023. In terms of units sold, our largest market was India where we sold 931,429 and 693,036 units during Fiscal 2023 and Fiscal 2022, respectively (constituting 72.5% and 67.0% of total sales in Fiscal 2023 and Fiscal 2022, respectively), followed by North America, where we sold 81,629 units and 79,360 units in Fiscal 2023 and Fiscal 2022, respectively (constituting 7.0% and 7.7% of total sales in Fiscal 2023 and Fiscal 2022, respectively). Please see Item 5.A “Operating and Financial Review and Prospects—Operating Results—Geographical Breakdown” for a breakdown of the Company’s total revenue by geographic market in Fiscal 2023 and Fiscal 2022.

Our total sales worldwide by segment (excluding sales by our China Joint Venture) in Fiscal 2023 and Fiscal 2022 are set forth in the table below:

	Fiscal 2023		Fiscal 2022
Category	Units	%	Units	%
Tata Commercial Vehicles	422,637	32.9%	367,565	35.5%
Tata Passenger Vehicles	540,965	42.1%	372,157	36.0%
Tata Commercial Vehicles and Tata Passenger Vehicles	963,602	75.0%	739,722	71.5%
Jaguar Land Rover	321,362	25.0%	294,182	28.5%

Total	1,284,964	100.0%	1,033,904	100.0%

Tata Commercial Vehicles and Tata Passenger Vehicles

India is the primary market for Tata and other brand vehicles (including vehicle financing).

The following table sets forth our total wholesale sales worldwide of Tata Commercial Vehicles and Tata Passenger Vehicles:

	Fiscal 2023		Fiscal 2022
	Units	%	Units	%
Tata Passenger Vehicles	540,965	56.1%	372,157	50.3%
Tata Commercial Vehicles	422,637	43.9%	367,565	49.7%

Total	963,602	100.0%	739,722	100.0%

Of the 963,602 units sold overall in Fiscal 2023, the Company sold 931,429 units of Tata and other brand vehicles in India and 32,173 units outside India, compared to 693,036 units in India and 46,686 units outside India, in Fiscal 2022.

We maintained our leadership position in the Commercial Vehicle category in India, which was characterized by increased competition during the year. The Passenger Vehicle market was also subject to competitive pressures.

The following table sets forth our market share in various categories in the Indian market based on Vahan Registration volumes:

	FY 2022-23	FY 2021-22
	%	%
Passenger Vehicles	13.5%	11.4%
Heavy Goods and Motor Vehicles (HGV+MGV)	49.6%	52.6%
Medium Goods Vehicles	44.2%	48.6%
Light Goods Vehicles	37.8%	41.4%
CV Passenger Vehicles	38.4%	35.9%

Total Commercial Vehicles	41.7%	44.7%

Source: Society of Indian Automobile Manufacturers Report and our internal analysis.

The following table sets forth TML total domestic, i.e., India wholesales and retail sales of Tata Commercial Vehicles and Tata Passenger Vehicles.

	Wholesale Volume (in units)			Retail Volume (in units)
	Fiscal 2023	Fiscal 2022	% change	Fiscal 2023	Fiscal 2022	% change
Tata Commercial vehicles	392,911	322,682	21.8	397,229	319,141	24.5
Tata Passenger vehicles	538,518	370,354	45.4	523,547	363,061	44.2

Total	931,429	693,036	34.4	920,776	682,202	49.4

Passenger Vehicles in India

Industry sales of Passenger Vehicles (including Vans) increased by 26.9% to 3,757,703 units in Fiscal 2023 from 2,960,047 units in Fiscal 2022. The following table sets forth the breakdown of wholesale sales in various categories of TML.

	Industry Sales (in units)			Tata Passenger Vehicles Sales (in units)
	Fiscal 2023	Fiscal 2022	% change	Fiscal 2023	Fiscal 2022	% change
Passenger Cars	1,747,392	1,467,061	19.1	181,407	144,226	25.8
Utility Vehicles	2,010,311	1,492,986	34.7	357,111	226,128	57.9

Total	3,757,703	2,960,047	26.9	538,518	370,354	45.4

Industry-wide sales of Passenger Cars in India increased by 19.1% in Fiscal 2023, as compared to the 4.9% decline in Fiscal 2022. While Utility Vehicles sales increased by 34.7% in Fiscal 2023, which is lower with respect to the 40.5% increase in Fiscal 2022. The overall industry sales are on the rise at an increasing rate since FY 2020-21. Our Passenger Vehicle sales in India increased by 45.4% from 370,354 units in Fiscal 2022 to 538,518 units this fiscal year, reflecting a strong response for the New Forever Range.

We sold 181,407 units in the Passenger Car category (Tata-brand vehicles in India) in Fiscal 2023, compared to the 144,226 units in Fiscal 2022, representing a strong demand of Tiago, Altroz and Tigor. Our market share for Passenger Cars in India rose to 10.4% in Fiscal 2023, as compared to 9.8% in Fiscal 2022.

In the Utility Vehicles category, we sold 357,111 units in Fiscal 2023, an increase of 57.9% from 226,128 units in Fiscal 2022, representing a strong demand for Tata Nexon, Punch and Tata Harrier. Our market share of Utility Vehicles in India has increased to 16.7% in Fiscal 2023, as compared to 14.1% in Fiscal 2022.

At Auto Expo in January 2023, we displayed promising future products which include Curvv, Altroz and Punch CNG with twin cylinder technology, and Altroz Café racer. In February 2023, we launched #DARK (Red Hot Dark) version for Nexon, Harrier and Safari. Extending the lineage of the iconic #DARK philosophy and already established strong design, these SUVs exude dynamism through the newly added Carnelian Red highlights, giving its customers an exclusive feel of premium-ness combined with a bold look. Harrier and Safari are further enhanced with a desirable larger infotainment Screen and new ADAS features.

Commercial Vehicles in India

Industry sales of commercial vehicles increased by 34.0% to 962,347 units in Fiscal 2023 from 718,155 units in Fiscal 2022. The following table sets forth the breakdown of the wholesale sales in various categories on a stand-alone basis.

Category	Industry Sales (in units)			Tata Commercial Vehicles Sales (in units)
	Fiscal 2023	Fiscal 2022	% change	Fiscal 2023	Fiscal 2022	% change
Medium and Heavy Commercial Vehicles	230,720	151,546	52.2	122,440	88,191	38.8
Intermediate and Light Commercial Vehicles	124,388	109,997	13.1	54,636	53,847	1.5
SCVs & Pickups	523,923	423,560	23.7	181,715	165,822	9.6
CV Passenger Vehicles	83,316	33,052	152.1	34,120	14,822	130.2

Total	962,347	718,155	34.0	392,911	322,682	21.8

MHCVs in India

Industry saw a significant increase of 52.2% in the sale of medium and heavy commercial vehicles in Fiscal 2023 compared to Fiscal 2022. We sold 122,440 units in Fiscal 2023, compared to 88,191 units in Fiscal 2022 in this segment, a growth of 38.8%. The quarter-on-quarter improvement was observed, due to increase in infrastructure projects, housing construction and the mining segments in India.

ILCVs in India

Our sales in the ILCVs in India increased to 54,636 units in Fiscal 2023, compared to the 53,847 units in Fiscal 2022, representing an increase of 1.5%.

SCVs and Pickups in India

Our sales in SCVs and Pickups segment in India grew by 9.6% from 165,822 units in Fiscal 2022 to 181,715 units in Fiscal 2023. Among all segments in commercial vehicles, the SCV and pickup category continued to experience increased demand from e-commerce players primarily due to the necessity for last-mile distributions to retail consumers by such companies.

CV Passenger Vehicles in India

Our sales in CV Passenger Vehicles segment in India increased by 130.2% in Fiscal 2023 compared to Fiscal 2022, from 14,822 units in Fiscal 2022 to 34,120 units in Fiscal 2023, largely due to increased demand for public transport due to the recommencement of face-to-face learning in school and colleges and return to office work.

Tata Commercial Vehicles and Tata Passenger Vehicles—Exports

With a global presence in 39 countries, including most South Asian Association for Regional Cooperation (“SAARC”) countries, South Africa, Africa, Middle East and Southeast Asia, we offer a range of products, including M&HCV trucks, LCV trucks, buses, pickups and small commercial vehicles. As international business is an integral part of our business portfolio, since our inception in 1961, we strive to maintain, improve and expand our relations with the nations of the world.

Our overall sales in these International Markets dropped by 42% to 20,222 units in Fiscal 2023 compared to 34,791 units in Fiscal 2022. A major drop was witnessed in SAARC region (62%) driven by total industry volumes softening, forex shortages and liquidity crunch in the latter half of the year. MENA and ASEAN regions witnessed 6% year-on-year growth in shipments. Non-SAARC markets contributed to 57% of total shipments in Fiscal 2023 as compared to 34% in Fiscal 2022. Democratic Republic of Congo achieved highest ever shipments of 1,005 units in Fiscal 2023; Saudi Arabia hits highest ever shipments of 1,292 units and retails of 1,401 units in Fiscal 2023; Vietnam achieves highest ever retails of 998 units in Fiscal 2023.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or “OFAC”, enforces certain laws and regulations (“OFAC Sanctions”) that impose restrictions upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of OFAC Sanctions (“U.S. Sanctions”).

TML monitors its business in different countries, including those subject to U.S. sanctions, and operates its business in a manner consistent with applicable U.S. sanctions. As of the date of this annual report on Form 20-F, TML only supports the non-sanctioned entities for after-sales services under contractual obligations existing prior to the 2021 sanctions relating to Myanmar. There have been no sales of TML vehicles or parts in Russia since the commencement of Fiscal 2021 and TML has initiated the liquidation of its branch office in Russia.

TDCV, a subsidiary company engaged in the manufacturing of MHCVs and LCVs. In Fiscal 2023, the company reported a modest growth rate of 0.4%, with total units sold reaching 9,493, up from 9,454 units in Fiscal 2022. Domestic volume witnessed a decline of 13.8% from 7,400 units in Fiscal 2022 to 6,381 units in Fiscal 2023 mainly due to a downturn in the domestic economy during the second half of the year. However, this decline in domestic was compensated by strong export growth of 51.5% from 2,054 units in Fiscal 2022 to 3,112 units in Fiscal 2023. During Fiscal 2023, TDCV launched world class state-of-art LCV range of product “DEXEN” to strengthen its portfolio.

Tata Commercial Vehicles and Tata Passenger Vehicles—Sales and Distribution

Our sales and distribution network in India as at March 2023 comprised over 6,800 touch points for sales and service for our Passenger Vehicles and Commercial Vehicles businesses. We use a network of service centers on highways and a toll-free customer assistance center to provide 24-hour roadside assistance, including replacement of parts, to vehicle owners.

We have a customer relations management system at all of our dealerships and offices across India, which supports users both at our Company and among our distributors in India and abroad.

We market our Commercial Vehicles in most countries in SAARC, Africa, Middle East, Southeast Asia and Latin America. We have a network of distributors in all such countries where we export our vehicles. Such distributors have created a network of dealers and branch offices and facilities for sales and after-sales servicing of our products in their respective markets. We have also stationed overseas resident sales and service representatives in various countries to oversee our operations in the respective territories.

Tata Commercial Vehicles and Tata Passenger Vehicles—Competition

We face competition from various domestic and foreign automotive manufacturers in the Indian automotive market. Improving infrastructure and robust growth prospects compared to other mature markets have attracted strong international companies to India that have either formed joint ventures with local partners or have established independently owned operations in India. Global competitors bring with them their international experience, global scale, advanced technology, and significant financial resources, and as a result, competition is likely to further intensify in the future. We have designed our products to suit the requirements of the Indian market based on specific customer needs, such as safety, driving comfort, fuel efficiency and durability. By moving to Bharat Stage VI (“BSVI”) successfully and subsequently the BSVI Phase 2 norms, we have demonstrated our ability to compete with the global players successfully. We believe that our vehicles are suited to the general conditions of Indian roads and the local climate. We also offer a wide range of optional configurations to meet the specific needs of our customers. We intend to develop and are developing products to strengthen our product portfolio in order to meet the increasing customer expectation of owning world-class vehicles.

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

Tata Commercial Vehicles and Tata Passenger Vehicles—Challenges

Tata Commercial Vehicles—Elevated levels of inflation continue to be a challenge with commodity prices increasing and impacting margins. Other macroeconomic factors, such as fuel price increases and rate hikes, are also a key concern as these play an important role in determining freight rates and therefore transporter profitability. While freight rates have been improving, going forward, it would need to keep pace with the fuel price increases and impending rate hikes.

Tata Passenger Vehicles—Business environment continues to be challenging, with inflation and commodity price increases impacting profitability, consumer spending power and competitive nature of the industry. We aim to mitigate these risks by innovating, ensuring the portfolio remains “NEW FOREVER” by means of introducing exciting new variants, multiple powertrain options and fast tracking our cost reduction efforts to improve profitability.

Vehicle Financing

Through our wholly-owned subsidiary, TMFHL, and its step-down subsidiaries TMFL and TMFSL, we provide financing services to purchasers of our vehicles through independent dealers, who act as our agents for financing transactions, and through our branch network.

TMF Group disbursed Rs.183,338 million and Rs.163,290 million in vehicle financing during Fiscal 2023 and Fiscal 2022, respectively. Approximately 17% and 27% of our commercial vehicle unit sales in India were made by the dealers through financing arrangements with the Company’s captive financing subsidiary during Fiscal 2023 and Fiscal 2022, respectively. As at March 31, 2023, and 2022, TMF Group’s customer finance receivable portfolio comprised over 0.7 million. We follow specified internal procedures, including quantitative guidelines, for selection of our finance customers and assist in managing default and repayment risk in our portfolio. We originate all the contracts through our authorized dealers and direct marketing agents with whom we have agreements. All our marketing, sales and collection activities are undertaken through dealers or by TMF Group.

During Fiscal 2023, TMF Group’s revenue was Rs.49,270 million, compared to Rs.48,270 million in Fiscal 2022. The profit before tax (“PBT”) for Fiscal 2023 was a loss of Rs.9,920 million compared to a profit of Rs.1,010 million in Fiscal 2022. The profit after tax (“PAT”) for fiscal year 2023 was Rs.10,130 million, while in Fiscal 2022 it was Rs.1,560 million. The reason for increase in loss in Fiscal 2023 was due to an increased provision for finance receivable.

Our portfolio contains ways to follow specified internal procedures, including quantitative guidelines, to select our finance customers and assist in managing default and repayment risks. We originate all the contracts through our authorized dealers and direct marketing agents with whom we have agreements. All our marketing, sales and collection activities are undertaken through dealers or by the TMF Group.

Jaguar Land Rover

Total wholesale and retail volume of Jaguar Land Rover vehicles with a breakdown between Jaguar and Land Rover brand vehicles, in Fiscal 2023 and Fiscal 2022, are set forth in the table below:

	Wholesale Volume (in units excluding CJLR)			Retail Volume (in units including CJLR)
	Fiscal 2023	Fiscal 2022	% change	Fiscal 2023	Fiscal 2022	% change
Jaguar	42,720	49,510	(13.7)	62,521	77,381	(19.2)
UK	11,239	13,822	(18.7)	12,076	17,016	(29.0)
North America	11,930	11,469	4.0	10,755	13,785	(22.0)
Europe	12,350	15,178	(18.6)	12,832	17,841	(28.1)
China	2,374	2,887	(17.8)	22,370	21,858	2.3
Overseas	4,827	6,154	(21.6)	4,488	6,881	(34.8)
Land Rover	278,642	244,672	13.9	292,141	299,000	(2.3)
UK	50,903	43,371	17.4	51,935	46,422	11.9
North America	69,699	67,881	2.7	66,771	77,520	(13.9)
Europe	61,999	49,983	24.0	58,874	54,227	8.6
China	42,544	38,529	10.4	68,628	73,927	(7.2)
Overseas	53,497	44,908	19.1	45,933	46,904	(2.1)
Jaguar Land Rover	321,362	294,182	9.2	354,662	376,381	(5.8)
UK	62,142	57,193	8.7	64,011	63,438	0.9
North America	81,629	79,350	2.9	77,526	91,305	(15.1)
Europe	74,349	65,161	14.1	71,706	72,068	(0.5)
China	44,918	41,416	8.5	90,998	95,785	(5.0)
Overseas	58,324	51,062	14.2	50,421	53,785	(6.3)

CJLR	50,855	53,468	(4.9)	50,904	54,035	(5.8)

Jaguar Land Rover’s performance on a wholesale basis

Wholesales (excluding our China Joint Venture) for the Fiscal 2023 were 321,362, up 9.2% compared to Fiscal 2022. Compared to the prior year, wholesale volumes were higher in all markets led by Overseas (14.2%), Europe (14.1%), UK (8.7%), China (8.5%) and North America (2.9%). This overall increase was driven by the gradual improvement in chip supplies seen during the year though constraints do persist, while the overseas market was supported by high demand from the Middle East for the New Range Rover and Range Rover Sport models. Given these restrictions on availability , we have been able to increase our revenue per unit reflecting the prioritization of higher margin products giving us a strong mix, particularly in the Range Rover and Defender families.

Jaguar Land Rover’s performance on a retail basis

Retail sales for Fiscal 2023 were 354,662, down 5.8% compared to Fiscal 2022 . Compared to the prior year, retail volumes were higher in UK (0.9%) and down in North America (15.1%), Europe (0.5%), China (5.0%) and Overseas (6.3%). This reduction reflected the impact of the chip shortages during Fiscal 2023 while retail volumes in Fiscal 2022 were supported by destocking of inventories. Demand remains strong with the client order book at around 200,000 units as of March 31, 2023.

Retails by powertrain

The electrified mix, which includes mild hybrid, plug-in hybrid and battery electric vehicles (“BEV”), increased slightly from 66% in Fiscal 2022 to 67% in Fiscal 2023. Within this, plug-in hybrid sales increased from 8% to 10%. During Fiscal 2023 we commenced handover to customers of the New Range Rover and Range Rover Sport PHEV models while we are planning to launch a New Range Rover BEV model in 2024.

Jaguar Land Rover’s Sales and Distribution

For Fiscal 2023, Jaguar Land Rover distributed its vehicles in 123 markets globally. Sales locations for vehicles are operated as independent franchises. Jaguar Land Rover is represented in its key markets through its National Sales Company’s (“NSC’s”) as well as third-party importers. Jaguar Land Rover has regional offices in certain select countries that manage customer relationships and vehicle supplies and provide marketing and sales support to its regional importer markets. The remaining importer markets are managed from the United Kingdom.

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

Jaguar Land Rover—Challenges

Semiconductors and general supply constraints

The ongoing supply chain challenges, particularly around semiconductors, continued to limit our ability to build cars in line with customer demand during Fiscal 2022 and Fiscal 2023. We saw significant volatility in raw material commodity markets during the year leading to abnormal pricing levels and elements of scarcity in some markets. Supply constraints were caused by various external factors, namely COVID-19 recovery, the conflict in Russia-Ukraine and energy inflation.

In response to these challenges, we focused production on higher margin products and improved our organizational capabilities and processes to more proactively manage our supply chain. We put in place long-term supply agreements directly with a number of semiconductor manufacturers to protect both current and future product programs. As a result of our actions, our wholesale volumes for the year were 321,362 up 9.2% compared to the prior year. Whilst general supply chain challenges are likely to continue in the coming year, we anticipate that the actions we have taken this year will minimize the impacts on our volumes.

Global inflation

Inflationary pressures have increased during the past year with energy prices in Europe, where we produce the majority of our cars, rising as a result of the Russian invasion of the Ukraine. We have seen cost increases coming from higher commodity prices, energy costs, labor rates and semiconductor prices.

We have taken steps to offset these impacts under our Refocus program which has delivered over £1 billion of value to the business through actions taken to optimize sales, lower costs and to prioritize investment spending.

Geopolitics

Geopolitical challenges including increasing geopolitical tensions and regulatory and legislative changes such as the U.S. inflation reduction act have a global reach and can impact global of supply chains. While we have not observed any direct impacts on our business in the last year as a result of specific events, we proactively plan for a range of scenarios to ensure that our business remains well-balanced.

Other Operations

In addition to our automotive operations, we are also involved in other business activities, mainly Information Technology services. The Company’s revenue from other operations before inter-segment eliminations was Rs.48,0144 million in Fiscal 2023, an increase of 26.2% from Rs.38,041 million in Fiscal 2022. The increase in revenue of TTL is due to relaxation in regulatory and health guidelines that enabled improved business activities coupled with new business opportunities in South East Asia. Revenues from other operations represented similar as 1.4% of our total revenues, before inter-segment eliminations, in Fiscal 2023 and Fiscal 2022, respectively.

Information Technology Services

As of March 31, 2023, TML owned a 74.69% equity interest in our subsidiary, TTL. Service offerings provided by the TTL include providing outsourced engineering and designing services and digital transformation services to global manufacturing clients. TTL also complement our service offerings with technology solution offerings containing academia upskilling and reskilling solutions and value added reselling of software applications and solutions. The offshore capabilities of the TTL in the field of engineering automation services combined with the high-end onshore strengths of subsidiaries are expected to offer a strong and seamless onshore/offshore delivery capability to the international customers in the automotive, aerospace and engineering industries

The Company’s range of services includes IT Consultancy, SAP implementation and maintenance, providing networking solutions, CAD/CAM engineering & design consultancy.

The Company is headquartered in Pune, India. The Company has six offices located at Mumbai, Lucknow, Jamshedpur, Bangalore, Gurugram and one branch office located in Japan that enables it to provide high quality, cost-effective services to clients. TTL had 11 subsidiary companies as well as offshore development centers in India, Thailand and Romania.

The consolidated revenues of TTL increased by 25.1% in Fiscal 2023 to Rs.44,141 million (including sales to Tata Motors Limited and its consolidated subsidiaries) from Rs.35,296 million in Fiscal 2022. This was primarily due to a 95% increase in service revenue in Vietnam, driven by new business opportunities, as well as increases in service revenue in India, UK and US region by 15%, 22% and 19% respectively. Meanwhile, technology solutions revenue remained flat at Rs.8,774 million compared to Rs.8,736 million in Fiscal 2022. TTL recorded profit after tax of Rs.6,240 million in Fiscal 2023, reflecting an increase of 42.8% over Rs.4,370 million in Fiscal 2022.

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

Our research and development activities involve New Technology & Product Development, development of new energy based and environment friendly propulsion technologies, connected vehicle technologies/digital experiences, vehicle safety, new and lightweight materials and modular product structure etc. among other areas. ERC, established in 1966, is one of the few in-house automotive research and development centers in India recognized by the Government of India. The ERC is headquartered at Pune, with branches at Jamshedpur and Lucknow in India, Trilix in Italy and TMETC in the UK.

In Fiscal 2023, we continued to strive and bring new products that fire the imagination of GenNext customers. With a focus on engineering and technology enabled automotive solutions catering to the future of mobility, our innovation efforts have been focused towards develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. We have been pioneering India’s Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing an appropriate product strategy, while leveraging the synergy between the Tata Group companies and playing an active role with the Government agencies in developing the policy framework.

Earlier in January 2023 at the prestigious Auto Expo 2023 host at India, we unveiled our future-ready range of safer, smarter, greener vehicles and concepts, designed to transform personal mobility, people mobility and cargo transport. This was accomplished with focus on Holistic sustainability at the core of companies Mission. We have also been leveraging modular approach, state-of-the-art architectures for CV, PV & EV businesses while developing number of new products and variants to enhance the range of choices for its expanding customer base. We have introduced Advanced Driver Assistance System (ADAS) in both commercial and passenger vehicles complying with Indian operating conditions, to ensure Driver and Cargo safety.

On the commercial vehicle front, we continue to focus on the megatrends impacting the industry. To leverage new growth areas in product and services, we introduced new features to the company-fitted connected vehicle solutions in the Indian market which includes Fleet Management Solution through homegrown Fleet Edge brand to enhance further the connected mobility experience.

We created new trucking history with the launch of India’s first CNG-powered Medium & Heavy Commercial Vehicle (M&HCV) truck. We also introduced ADAS on our Prima & Signa Heavy commercial trucks. Also, 7 new Intermediate & Light Commercial Vehicles (I&LCV) trucks LPK 610, LPT 709g XD, SK 710, Ultra T.12g, Ultra K.14, LPT 1512g, Ultra T.16 Cx were launched. On Small Commercial Vehicles front, we launched Yodha 2.0, Intra V20 bi-fuel and Intra V50 which are ideal to service the diverse mobility needs of the fast-growing agriculture, poultry and dairy sectors as well as the expanding delivery requirements of FMCG, e-commerce and logistics sectors.

At Auto Expo 2023, we showcased concepts & prototypes based on New Energy & Zero Emission pathways through hydrogen propulsion concepts viz. Starbus fuel cell EV, Prima E.55S, Prima H.55S. Also we unveiled Signa (28 to 55 T range), Azura (7 to 19T range), Ultra E.9, Magic EV, Prima E.28K and revealed Yodha CNG & Intra V20 BiFuel, Prima G.35K, Premium version of Winger, which all put together reinforce the our commitment to Net Zero & Sustainability.

In steps towards leveraging our long standing strategic partnership, we signed MoU with Cummins for development of next generation, hydrogen propulsion systems. We are working to indigenize the cutting-edge hydrogen technology to offer its customers an expanded portfolio of green and future ready commercial vehicles, accelerate the adoption of sustainable mobility in the country, and to contribute towards India’s “Net Zero” carbon emission goals.

In Passenger vehicles business, we continued on delivering innovations. With our “New Forever” philosophy, we have refreshed and upgraded the portfolio with speed and agility, in line with fast evolving customer needs and lifestyles. We created India centric, new age personal mobility solutions by deploying smarter and safer technologies. We invested in world class powertrains to deliver low emissions and superior performance.

In Fiscal 2023, we strengthened its position in the EV segment by launching new product range with strong acceptance from customers. We also offered exciting fleet-mobility solutions. Extension to our best-selling EV, Nexon EV, new versions Nexon EV max and Nexon EV Prime with high-end, smart features were introduced. We launched Tiago EV, the most affordable EV in the passenger segment in India. We also showcased several new products like Harrier EV, Sierra EV and concept vehicles like Avinya & Curvv at the Auto Expo.

In ICE segment, we launched our new league of products under # DARK, enhancing our successful SUV range. The new dark series comprises of Nexon, Harrier and Safari range of vehicles. The new #JET Edition was launched which features an artful blend of class, grandeur and luxury to enhance the overall look and feel of the cars. The JET edition comprises of Nexon, Harrier and Safari range of vehicles. Based on four pillars of our iCNG technology (meaning, “Incredible” performance, “Iconic” safety, “Intelligent” technology and “Impressive” features) Tigor XM iCNG variant was launched.

•	In Fiscal 2023, we continued our focus on extending BSVI engine offerings with CNG, CNG + Gasoline (Bi-fuel) and development efforts with LNG, Bio-diesel fuels

•	Basis legislative mandate compliance to BSVI Phase 2 stage emission regime from April 1, 2023, existing BSVI engine / Vehicles are required to be compliant to BSVI Phase 2 norms.

•

The BS VI Phase 2 norms involved developing new technology solutions in terms of hardware and software for compliance to stringent On-Board Diagnostics (OBD) norms compared to Ph-1, In-Use Performance Ratio (IUPR), Real Driving Emissions (RDE) with Conformity Factor limit

•

Considering Ethanol push from Govt of India, development work with ethanol blends such as E10 & E20 has also been completed. Engine/Vehicles from April 1, 2023 would be compliant to E0-E20 blend in gasoline. Development work for blends beyond E20 fuel is also being undertaken.

•

With changing emission norms being considered as an opportunity to upscale the customer value proposition, several value added features were introduced like fuel efficient lubricating oil & higher drain intervals, improved filtration technology, connectivity & ADAS solutions on select platforms.

•	The compliance and sustenance of various legislations (FE regulations in PV, CV and EV, BSVI new type approvals, RDE monitoring, etc.) continued.

•

With ushering of New Hydrogen Policy for India, discussions & feasibility assessments on hydrogen as a carbon free fuel are ongoing in automotive industry worldwide. The recently concluded Auto Expo at India and other places in world highlighted the importance of hydrogen development priority for Net Zero approach.

•	Focus on unique & sustenance competencies development for new technology adaptation & integration continued.

•

New Technology demonstration projects with focus on improving quality, new technology integration and cost reduction continued. These projects are classified as “First in World”, “First in India” or “First in TML” and will be integrated in regular production intended projects based on business needs.

•	Participation and representation in various industry & regulatory forums continued (SIAM, GRPE, BIS, FISITA, SAE, etc.)

On the IPR front, during Fiscal 2023, for our domestic commercial, passenger and electric vehicles business we filed 985 IPRs which include 156 patent applications, 79 design applications, 710 Notarizations, 40 copyright application. We also got a grant of 71 patents during the same period. Filing include national jurisdiction and grant details include national and international jurisdictions. Success on this front was acknowledged by the following independent and credible acknowledgements.

Under initiative of sustainable operations, we has avoided greenhouse emissions substantially through energy conservation. We have identified six key mobility drivers to lead the future viz. Modular architecture, Complexity reduction in manufacturing, Connected & Autonomous vehicles, Clean drivelines, Shared mobility and Low total cost of ownership.

We launched vehicle scrappage facility under brand named Re.Wi.Re. (Recycle With Respect). There will be depollution and dismantling of vehicles in the state-of–the-art facilities complying with scrappage policy.

We won seven awards for being exceptional in the business of Commercial Vehicles at Apollo CV awards.

Continuing our winning streak at IP creation, we emerged a winner at the ASSOCHAM (The Associated Chambers of Commerce and Industry of India) “IP Excellence Awards 2022” under the category of “Top Patent Driven Industry Award (Large Enterprise) of the Year”. We also won “Asia IP Elite 2022” award from Intellectual Asset Management (IAM) Tokyo, in recognition of commitment to world-class IP Value creation.

We were was conferred with a total of 307 awards at the 23rd All India Creativity Summit 2022 organized by Indian National Suggestion Scheme’s Association (INSSAN).

We received “Level 5 Exemplary” in the CII Total Cost Management (TCM) Maturity Assessment at the 21st edition of CII Cost Congress 2022.

We achieved industry leadership in the Tata Business Excellence Model (TBEM) journey with 672 points over scale of 1,000 points.

Our Passenger Vehicle team won Prime Gold (Highest Award) & Gold Award at the International Convention on QC Circle (ICQCC 2022) held in Jakarta, Indonesia.

We constantly adopted new technologies and practices in the digital product development domain to improve product development process. Front loading of product creation, validation & testing and seamless information dissemination are major contributors to two key goals— Time to Market and World Class Quality. This has led to timely delivery and ensuring that new products are developed with lower cost impacts due to design change.

Strides towards Digitalization

For efficient product development, digitalization and niche integration of tools, systems, and processes continue to be enhanced in the areas of CAx, Knowledge Based Engineering (KBE), pFirst, Product Lifecycle Management (PLM), Manufacturing Planning Management (MPM) and Tata Neuron AI/ML Platform, for more efficient end-to-end delivery of the product development process. Enhanced digital product development systems are contributing to the design of safe, smart connected vehicles. A few initiatives on this front are:

•

On the product front, Connected Vehicle & IoT Platform (CVP) crossed the milestone of 6.5 Lakhs of Commercial, Passenger & Electrical vehicles onboarding in March 2023. The connected Infotainment journey has been started in April 2022.

•

In-house developed Augmented Reality Platform (Arena) is further matured to create NextGen Augmented Experience of Product for customers and Process Insight for product development teams. Technology is implemented in product attribute verification (PAT) for passenger vehicles. The use of AR in design, testing, manufacturing & service, and vehicle benchmarking reduces physical work involved in validation thereby improving the productivity of product development.

•

TATA NEURON (AI/ML Platform) – Applications/ML Models have been developed in the areas of Design & Development, Process Optimization, Predictive Quality, Predictive Maintenance, Connected Vehicle Platform, Object Detection, and Natural Language Processing. The use of AI/ML applications helped businesses to leverage benefits in terms of Cost Reduction.

•

Industry 4.0—Automation, optimization, intelligent manufacturing & smart factory, asset performance management, maintenance, industrial control, moving towards an on-demand service model, new ways of servicing customers, and the creation of new revenue models are the more mature goal of industrial digital transformation. In-house developed Connected Industry 4.0 Platform coupled with AI/ML achieve manufacturing operations excellence and transition to sustainable operations (less energy and less emission-intensive).

•	Business process digitalization, automation, KBE applications, and the use of BOTS contributed to two key goals for Productivity Improvement and Business Execution Excellence.

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

“Lightweighting” and Fuel Economy

Jaguar Land Rover is pursuing various initiatives, such as the application of future MLA, EMA and dedicated Jaguar BEV architectures as part of the Reimagine strategy to, amongst other things, enable our business to comply with existing and evolving emissions legislation in its sales markets, which we believe will be a key enabler of both reduction in CO2 and further efficiencies in manufacturing and engineering. In recent years, Jaguar Land Rover has made significant progress in reducing most of our development cycle times.

Jaguar Land Rover’s R&D activities are currently strongly concentrated on creating a sustainable fleet CO2 emissions profile for 2021 and beyond. Although Jaguar Land Rover is already a leader in the use of aluminum for weight reduction, we have active research projects and partnerships aimed at enhancing the use of materials in order to create the lightweight, premium and luxury vehicles of the future in a sustainable way.

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

Jaguar Land Rover’s autonomous strategy includes investing in driver assistance technologies to support increasing degrees of automation, and including autonomous features in its new models. Jaguar Land Rover is also developing these features through external partnerships. For example, in February 2022 Jaguar Land Rover announced a multi-year strategic partnership with NVIDIA, the leader in artificial intelligence (AI) and computing, to jointly develop and deliver next-generation automated driving systems plus AI-enabled services and experiences for its customers. Starting in 2025, all new Jaguar and Land Rover vehicles will be built on the NVIDIA DRIVE™ software-defined platform—delivering a wide spectrum of active safety, automated driving and parking systems, as well as driver assistance systems. Inside the vehicle, the system will deliver AI features, including driver and occupant monitoring as well as advanced visualization of the vehicle’s environment. This full-stack solution is based on NVIDIA DRIVE Hyperion™, which features DRIVE Orin™ centralized AV computers; DRIVE AV and DRIVE IX software; safety, security and networking systems; plus, surround sensors. DRIVE Orin is the AI brain of the car and runs the Jaguar Land Rover Operating System, while DRIVE Hyperion is the central nervous system.

Jaguar Land Rover’s connected strategy includes investing in technology and infrastructure to support higher levels of connectivity (including both in-vehicle connectivity and off-board connectivity, for example, the development of a remote smartphone app and Wi-Fi hotspot), as exemplified by the opening of an additional engineering center in Manchester to support the development of next-generation, connected car technologies. Initiatives in vehicle electronics, such as engine management systems, in-vehicle network architecture, telematics for communication and tracking (including the Stolen Vehicle Tracker) and other emerging technological areas are also being pursued and could possibly be deployed on our future range of vehicles. In April 2016, Jaguar Land Rover demonstrated highly autonomous vehicle technologies to the EU Transport Ministers, such as “hands free” driving. Furthermore, its new connected and autonomous vehicle technologies are being developed through projects, such as the United Kingdom’s first “connected corridor” (e.g., the UK Connected Intelligent Transport Environment Project), a 41-mile “living laboratory” where Jaguar Land Rover concentrates on installing new roadside communications equipment in order to test vehicle-to-vehicle and vehicle-to-infrastructure systems. Jaguar Land Rover is currently testing a fleet of smart, connected vehicles on the “connected corridor”. In addition, Jaguar Land Rover is deploying intelligent navigation and information systems (including remotely controlled climate settings and security) and in-car Wi-Fi connectivity, which we plan to supplement with the expansion of the usability of remote function applications and the inclusion of wearable technology solutions, such as smart-watch technology currently available with some of our models, including the all-electric Jaguar I-PACE. Likewise, various new technologies and systems that would improve safety, performance and emissions of our product range are under implementation on our passenger cars and commercial vehicles. Additionally, in February 2022, we entered into a strategic partnership with NVIDIA. As part of this partnership, software experts from both companies will jointly develop AI-powered autonomous driving and connected services for all future vehicles built on the NVIDIA DRIVE™ software-defined platform—delivering a wide spectrum of active safety, automated driving and parking systems, as well as driver assistance systems, starting in 2025. Inside the vehicle, the system will deliver AI features, including driver and occupant monitoring and advanced visualization of the vehicle’s environment. This full-stack solution is based on NVIDIA DRIVE Hyperion™, which features DRIVE Orin™ centralized AV computers; DRIVE AV and DRIVE IX software; safety, security and networking systems; plus, surround sensors.

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

Under Jaguar Land Rover’s Reimagine strategy, it aims to launch Land Rover’s first BEV model in 2024 with a further five models offering a BEV option by 2026 and plan for Jaguar to emerge as a BEV- only brand from 2025. In Fiscal 2023, approximately 12% of JLR’s global retail sales were all-electric or were plug-in hybrid electric powertrains and approximately 55% of its global retail sales were mild hybrid electric powertrains. By 2030, JLR expects over 60% of its sales will come from pure electric vehicles, rising to 100% by 2036.

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

Our sourcing department in India has two divisions: purchasing and supplier quality, and supply chain management. Purchasing oversees the commercial aspects of products sourcing. It also oversees the allocation of share of business. The supplier quality function is responsible for APQP and managing ongoing supplier relationships. Supply chain management oversees the supply and delivery of parts from our suppliers. Our purchasing back office, TMLBSL, supports the Purchasing division in managing all transactional work in the SAP ERP system.

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

The principal materials and components required for use in Jaguar Land Rover vehicles are steel and aluminum, in sheet (for in-house stamping) or externally in pre-stamped form, aluminum castings and extrusions, iron and steel castings and forgings, and items such as alloy wheels, tires, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays, leather-trimmed interior components, such as seats, cockpits and doors, plastic finishers and plastic functional parts, glass and consumables (paints, oils, thinners, welding consumables, chemicals, adhesives and sealants), rare earth minerals and fuels. Jaguar Land Rover also requires certain highly functional components, such as axles, engines and gear boxes for its vehicles, which are mainly manufactured by strategic suppliers. We have purchase agreements for critical components, such as transmissions and battery components. The components and raw materials in Jaguar Land Rover cars include steel, aluminum, copper, platinum, palladium, lithium, semiconductors and a number of other commodities. Jaguar Land Rover has established contracts with certain commodity suppliers (e.g., Novelis) to cover its own and its suppliers’ requirements to mitigate the effect of price volatility and supply disruption. Special initiatives are also undertaken to reduce material consumption through value engineering and value analysis techniques.

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

Suppliers

We have an extensive supply chain for procuring various components. We also outsource many manufacturing processes and activities to various suppliers. We also engage with suppliers for necessary capability building through interventions like training and handholding during development process.

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

We have initiated a supplier optimization initiative for Indian domestic suppliers. This initiative will rationalize the current supply base, enabling scale cost benefits, improved quality and balance in volume cyclicality. This also improves supplier relationships, giving us better access to technologies and support in vehicle development for new programs.

Suppliers are appraised based on our long-term requirements through a number of platforms, such as vendor council meetings, council regional chapter meetings, national vendor meets and location-specific vendor meets. We also take efforts to assess supplier financial risk.

Capital and Product Development Expenditures

Our capital expenditures totaled Rs.178,319 million and Rs.145,396 million during Fiscal 2023 and Fiscal 2022, respectively. Our capital expenditures during the past two fiscal years related primarily to new product development and capacity expansion for new and existing products to meet market demand as well as investments toward improving quality, reliability and productivity that are each aimed at increasing operational efficiency.

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

Governmental Regulations

Governmental Regulations in India

Automotive Mission Plan, 2016-2026

The Automotive Mission Plan 2016–26 (“AMP 2026”) is the collective vision of the Government of India and the Indian automotive industry, in which the goal is for the vehicle, auto component and tractor industries to reach certain size benchmarks over the next 10 years and also contribute to India’s development, global footprint, technological maturity, competitiveness, and institutional structure and capabilities. AMP 2026 also seeks to define the trajectory of specific regulations and policies that govern the research, design, technology, testing, manufacturing, import/export, sales, use, repair, and scrapping of automotive vehicles, components and services.

The vision statement of AMP 2026 (“Vision 3/12/65”) states: “By 2026, the Indian automotive industry will be among the top three in the world in the engineering, manufacture and export of vehicles and auto components, and will encompass safe, efficient and environmentally friendly conditions for affordable mobility of people and transportation of goods in India comparable with global standards, growing in value to over 12% of India’s gross domestic product (“GDP”), and generating an additional 65 million jobs”.

AMP 2026 envisages that the Government of India and the Indian automotive industry will work together to strengthen India’s position in the global automotive industry. AMP 2026 is intended to help the Indian automotive industry focus on its strengths and to improve its competitiveness in selected segments, achieve an annual production target of Rs.1,616,000 crores to Rs.1,889,500 crores in terms of its size, and establish its “Right to Win” on the global stage.

The Auto Policy, 2002

The auto policy was introduced by the Department of Heavy Industry (“DHI”), Ministry of Heavy Industries and Public Enterprises of the Government of India in March 2002, with the aims, among other things, of promoting a globally competitive automotive industry that would emerge as a global source for automotive components, establishing an international hub for manufacturing small, affordable passenger cars, ensuring a balanced transition to open trade at a minimal risk to the Indian economy and local industry, encouraging modernization of the industry and facilitating indigenous design and R&D, as well as developing domestic safety and environmental standards on par with international standards.

Auto Fuel Vision and Policy 2025

The Ministry of Petroleum and Natural Gas formed an expert committee under the chairmanship of Shri Saumitra Chaudhuri, a member planning commission, on December 19, 2012. Its objective was to recommend auto fuel quality applicable through model year 2025. The committee in its draft report has recommended Bharat Stage IV-compliant fuel across the country by 2017 and Bharat Stage V-compliant fuel with 10 ppm of sulfur to be made available from 2020 onward. The draft report proposes nationwide Bharat Stage V emissions standards for new four-wheelers from model year 2020 and for all four-wheelers from model year 2021. It also recommends BSVI emissions standards from model year 2024 onwards. In April 2014, the expert committee submitted its recommendations to the committee empowered by the Ministry of Petroleum and Natural Gas, which proposed the implementation of emissions standards one year earlier than the expert committee’s recommendations, which would result in the implementation of Bharat Stage V emissions standards starting in model year 2019 and BSVI emissions standards starting in model year 2023. However, in January 2016, the Government of India decided to implement the BSVI emissions standards even earlier by skipping Bharat Stage V emissions standards. As such, the BSVI standards were made applicable from April 1, 2020 to all categories of vehicles across India. The BSVI Phase 2 emissions norms are made applicable from April 1, 2023, and are expected to present a significant challenge from a developmental and continual capital expenditure standpoint.

FAME II Scheme

The Government of India announced the Faster Adoption and Manufacturing of Hybrid and Electric Vehicles in the India Phase II (“FAME II”) scheme in March 2019. Initially, FAME II was proposed to be implemented over a period of three years from Fiscal 2020 to Fiscal 2022. However, the DHI has extended the FAME II scheme until March 31, 2024. This scheme, in furtherance of the National Mission on Electric Mobility 2020, is intended to support PHEV, or xEV, market development and its manufacturing network to achieve self-sustenance, and the scheme is proposed to be implemented through three areas: (i) demand incentives; (ii) establishment of a network of charging stations; and (iii) administration of the scheme, including publicity, information, education and communication activities.

Central Motors Vehicles Rules, 1989

Chapter V of the Central Motor Vehicle Rules, 1989 (the “CMV Rules”) sets forth provisions relating to construction, equipment and maintenance of motor vehicles, including specifications for dimensions, gears, indicators, reflectors, lights, horns, safety belts, among others. The CMV Rules govern emissions standards for vehicles operating on CNG, gasoline, liquefied petroleum gas and diesel.

On and from the date of commencement of the Central Motor Vehicle (Amendment) Rules, 1993, every manufacturer must submit the prototype of every vehicle to be manufactured by it for testing by the Vehicle Research and Development Establishment of the Ministry of Defense of the Government of India, the Automotive Research Association of India, Pune, the Central Machinery Testing and Training Institute, Budni (MP), the Indian Institute of Petroleum, Dehradun, the Central Institute of Road Transport, Pune, the International Center for Automotive Technology, Manesar, or such other agencies as may be specified by the central government for granting a certificate by that agency as to compliance with the provisions of the Motor Vehicles Act and the CMV Rules.

The CMV Rules also require manufacturers to comply with notifications in the Official Gazette, issued by the Government of India, to use such parts, components or assemblies in the manufacture of certain vehicles according to standards specified by either the Automotive Industry Standards Committee or the Bureau of Indian Standards.

Emission and Safety in India

The Government of India has mandated BSVI standards, which are equivalent to Euro VI standards, for all vehicles in India. BSVI standards were made applicable throughout the country on April 1, 2020. All categories of our vehicles manufactured from April 1, 2020 are compliant with BSVI standards. BSVI Phase 2 emissions norms became applicable from April 1, 2023. Manufacturers have to comply with stringent regulatory requirements, like OBDII, RDE/PEMS and IUPR. The conformity factors for real-driving emissions (RDE) are notified by the Government of India.

CAFE Standards for M1 Category Vehicles

The CAFE Phase 1 standards are applicable to M1 category vehicles from April 1, 2017. As a result, we are required to demonstrate CAFE compliance for our passenger vehicles, commercial vehicles and electric vehicle M1 models. TML has successfully complied with the Phase 1 CAFE requirements from Fiscal 2017 to Fiscal 2022. Through the use of the CAFE calculator, we regularly monitor production volumes and processes to ensure that organizational level CAFE compliance (which will require us to produce enough fuel-efficient models to compensate for those models having higher CO2 emissions in g/km) is established at all times during the year. Any non-compliance could lead to penalties, product recalls and/or other punitive measures. To support our compliance obligations, our overall product portfolio needs to be enhanced with the incorporation of electric and hybrid vehicles as well as the inclusion of environmentally friendly technological features in existing and future models. The M1 CAFE phase 2 norms became applicable from April 1, 2022, onwards. Recently MoP and the MoRTH have revised the industry Average Kerb Mass value from 1,145 kg to 1,082 kg for calculation of Manufacturers’ CAFE Phase 2 compliance targets. The Energy Conservation Amendment Act 2022 has become law further to Presidential promulgation. The detailed rules are currently under development, which will include penalties in cases of non-compliance.

Light, Medium and Heavy Duty Fuel-Efficiency Norms

The Ministry of Power (MoP) and the Ministry of Road Transport (MoRTH) issued the final notification for Heavy Duty Fuel-Efficiency Norms for Diesel Vehicles of categories M3 and N3 with GVW of 12 tonne and above, excluding Tippers and armoured vehicles. Every vehicle of the specified categories must meet the fuel-efficiency targets mentioned in the notification based on constant speed fuel consumption tests conducted at 40 km/h and 60 km/h. The norms are applicable from April 1, 2023 for vehicles complying with BSVI emissions standards. The correction factor for BSVI-compliant vehicles are notified by the MoP. Our developmental efforts are in the final stages for ensuring compliance and our Commercial Vehicles range of products will be complying with the mandated norms notified by the MoP and the MoRTH.

Fuel Efficiency Norms for Light and Medium Duty vehicles having gross vehicle weight ranging from 3.5 tonne to 12 tonne excluding Tippers and armored vehicles were notified by the MoP and the MoRTH. The notification is applicable with effect from April 1, 2023; The correction factor for BSVI-compliant vehicles are notified by the MoP. Developmental efforts are in the final stages for ensuring compliance, and our Commercial Vehicles range of products will be complying with the mandated norms notified by the MoP and the MoRTH.

Crash and Other Safety Requirements for Motor Vehicles

India has a well-established regulatory framework administered by the MoRTH. Recently, the Government of India has embarked on a wide-ranging program to institute standardized safety features for a variety of motor vehicles. Crash safety requirements, such as full frontal, offset frontal and lateral impact, had been made mandatory for all new models starting October 1, 2017, and, from October 1, 2019, for all existing models of vehicle categories as specified in the individual standards. A pedestrian compliance program had been instituted for all new models from October 1, 2018, and for all existing models from October 1, 2020. Passenger Vehicles (M1 Category) have been mandatorily equipped with additional safety features, such as driver airbag, safety belt reminders for drivers and co-drivers, a reverse parking alert system, a speed alert system and manual override for central locking systems from July 1, 2019, onwards. In addition, the provisioning of child lock system has been prohibited in M1 transport category vehicles from July 1, 2019. Subsequently, co-driver airbags have also been mandated in M1 vehicles from April 1, 2021 and December 31, 2021, for new models and existing models, respectively. The MoRTH has also issued a Draft Notification for the implementation of mandatory fitment of Two Side Torso and Two Side Curtain Airbags for M1 Category Vehicles manufactured after October 1, 2023, to enhance the safety of the Occupants toward reducing fatalities on account of road accidents. The Ministry has also issued a DRAFT Notification proposing implementation of revised standards for safety belts and mandatory fitment of three-point safety belts for all front-facing seats in all rows for M1 category vehicles, including middle seats from April 1, 2023. Also, as per draft Notification, All front facing seats in M1 category vehicle manufactured on and after the April 1, 2023 shall be provided with SBR (Safety Belt Reminder). However, the final notification is still awaited.

Anti-lock braking systems (“ABS”) have been mandated for all M1 and M2 category Passenger Vehicles starting April 1, 2018, and April 1, 2019, for new models and existing models, respectively. The Government of India has also mandated advanced braking requirements for all motor vehicles, which became applicable progressively from 2021 onwards. The revised anti-lock braking requirements for M2, M3, N3 and N2 vehicles (for vehicles meant for the carriage of hazardous goods and LPG) were applicable from April 1, 2021 for new models and will be applicable from April 1, 2022 for all models. The revised braking requirements for all categories of vehicles were applicable from April 1, 2021 for new models and will be applicable from April 1, 2022 for all models To facilitate informed consumer decision-making, the government has also issued a draft Notification for voluntary implementation of Bharat NCAP, a star-rating-based system of safety assessment for passenger vehicles from April 1, 2023. However, the final notification is still awaited.

Fitment of vehicle location tracking systems and emergency buttons have been mandated for national permit vehicles from November 2, 2018, and for all passenger public service vehicles from January 1, 2019. Subsequently, in January 2020, the MoRTH has issued a circular to the Principal Secretary (Transport) / Secretary (Transport) and Transport Commissioners of all States/UTs regarding the scheme for Implementation of “Development, Customization, Deployment and Management of State-wise vehicle tracking platform for safety and enforcement in accordance with AIS 140 Specifications”, in States / UTs under the Nirbhaya Framework.

The MoRTH has issued a draft Notification mentioning that the specifications, testing and Certification of the Vehicle Location Tracking Device (“VLTD”) and emergency buttons shall be in accordance with IS 16833:2018 from April 1, 2023. Also, the final notification has been issued proposing fitment of VLTD in Vehicles carrying Hazardous or Dangerous Goods from September 1, 2022 and January 1, 2023 for New and Existing Models, respectively.

Additionally, the MoRTH has also mandated compliance with the Truck Body Code for all N2 and N3 category vehicles in two phases (Phase I and Phase II) from October 1, 2018, and October 1, 2019, respectively. However, drive away chassis without cabins built by OEMs were exempted until March 31, 2020. The MoRTH has also mandated compliance with advanced requirements for fully built buses manufactured on and after April 1, 2019 and supplied by OEM body builders. This calls for compliance with requirements, such as acceleration, NVH limits, multiplexing for wiring harness and fitment of fire detection and suppression systems. The reverse parking alert system for all buses and trucks, including small Commercial Vehicles, has been mandated from April 1, 2020. The MoRTH announced that all Type III buses and school buses manufactured on and after January 27, 2023 must comply with all the provisions of AIS-135, including occupant compartment fire safety requirements relating to occupant compartment fire alarm systems (“FAS”) and occupant compartment fire protection systems (“FPS”). However, the MoRTH has recently issued a final notification deferring the earlier notified date for implementation of FAS/FPS from January 27, 2023 to October 1, 2023.

Many revised standards are now being mandated for various component and system-level requirements, such as fuel tanks, mirrors, light signaling devices, steering gears and steering effort, retro reflective devices, tires and safety glazing. In addition, the MoRTH has mandated the fitment of high-security registration plates by the vehicle manufacturer and dealers of all motor vehicles manufactured on or after April 1, 2019. Also, multiple Quality Control Orders and Compulsory Registration Orders have been issued by the Government of India in recent times for components, such as wheelrims, brake liners, safety glazing, and electronic items, to control the import and sale of substandard after-market parts.

The MoRTH issued the final notification mandating detailed CMV Rules for Implementation of various provisions on Auto Recall and Non-compliance from April 1, 2021. The final notification stipulates rules for implementation of Sections 39-40 of the Motor Vehicles (Amendment) Act, 2019, dealing with procedures for investigation, officers empowered to conduct investigations, procedures for hearings, and the penalties to be levied thereof for violation of the standards prescribed in Section 110; procedures for recall of defective motor vehicles; the accreditation, registration and regulation of testing agencies; and the procedure for type approval of motor vehicles and production. The MoRTH has also issued a final notification prescribing the vehicle percentage by category of owners reporting identical defects in reference to CMV Rule 127C: Defective Motor Vehicle and Recall Notice. With the intent of incorporating various checks and measures toward ensuring safer public and private transportation, the MoRTH has issued a final notification toward implementation of Whole Vehicle Safety Conformity of Production (WVSCoP) from December 2022.

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

The Motor Vehicle (Amendment) Act 2019 was published on August 9, 2019. This act addresses vehicle recalls, road safety, traffic management and accident insurance, among other matters. The act imposes civil and criminal liability on manufacturers selling vehicles in contravention of the standards specified in the act, or required by the government to recall their vehicles. The act also proposes the creation of the National Road Safety Board to provide advice to the central and state governments on all aspects of road safety and traffic management. Accordingly, the MoRTH has issued the Notification regarding National Road Safety Board Rules, 2020. The Board shall consist of the Chairman and not less than three but not exceeding seven members to be appointed by the Central Government from amongst the persons who fulfil the criteria specified. The Board shall be responsible for promoting road safety, innovation and the adoption of new technology, and regulating traffic and motor vehicles.

The MoRTH has issued/published the Policy Document on Voluntary Vehicle Fleet Modernization Program. It provides all the updates/mechanisms for the setting up of a vehicle scrappage Ecosystem for the phasing out of unfit and polluting vehicles. Scrapping of current end-of-life vehicles (“ELVs”) will lead to a 15-20% reduction in emissions burdens in the country due to vehicular pollution. The policy targets voluntary scrapping of over 10 million unfit vehicles strictly based on their fitness, irrespective of vehicle age. Subsequent to the Release of Policy Document on Voluntary Vehicle Fleet Modernization Program in August 2021, the MoRTH has issued the final notification regarding Motor Vehicles (Registration and Functions of Vehicle Scrapping Facility) Rules, 2021 with implementation from September 25, 2021. The final notification lays down the procedure for the establishment of RVSF. Also, the MoRTH has issued the Notifications regarding non-renewal of a registration certificate for government vehicles after 15 years and provision of Concession in Motor Vehicle Tax on submission of a certificate of vehicle scrapping.

Further to fire incidences in EVs, the MoRTH has issued final notification for the implementation of Revised/amended provisions for Functional Safety Requirements for Electric Power Train Vehicles in two phases from December 1, 2022 and March 31, 2023, respectively. Subsequently, the Ministry of Heavy Industries has issued the Office Memorandum on Testing parameters to enhance Human Safety of Electric Vehicles incentivized under the (i) Production Linked Incentive (PLI) scheme for Automobiles and auto components; (ii) PLI scheme for Advance Chemistry Cell (ACC); and (iii) FAME II scheme of Ministry of Heavy Industries (MHI). The mentions that in order to safeguard Human Safety, certain tests which are done internationally will be made mandatory from October 1, 2023 for claiming incentives/payouts under the PLI schemes for Automobile and Auto components, ACC and FAME II Memorandum being implemented by MHI. Also, the MoRTH has recently issued the final notification regarding CoP (Conformity of Production) of Traction Battery for Electric Power train Vehicles from March 31, 2023.

The Essential Commodities Act, 1955

The Essential Commodities Act, 1955, as amended by the Essential Commodities (Amendment and Validation) Act, 2009 (the “Essential Commodities Act”), authorizes the Government of India, if it finds it necessary or expedient to do so, to provide for regulating or prohibiting the production, supply, distribution, trade and commerce in the specified commodities under the Essential Commodities Act, in order to maintain or increase supplies of any essential commodity or to secure their equitable distribution and availability at fair prices, or to secure any essential commodity for the defense of India or the efficient conduct of military operations. The definition of “essential commodity” under the Essential Commodities Act includes “component parts and accessories of automobiles”.

Environmental Regulations

Our manufacturing units must ensure compliance with various environmental statutes. Significant statutes for our business include the Water (Prevention and Control of Pollution) Act, 1974 and the Rules thereunder, the Air (Prevention and Control of Pollution) Act, 1981 and the Rules thereunder, the Environment Protection Act, 1986 and the Rules thereunder and the Hazardous and Other Wastes (Management and Transboundary Movement) Rules, 2016. The basic purpose of these statutes is to control, abate and prevent pollution. In order to achieve these objectives, State Pollution Control Boards (“SPCBs”), which are vested with diverse powers to deal with water and air pollution and hazardous waste disposal, have been set up in each state. The SPCBs are responsible for establishing standards of environmental quality and regulating industries through the issue of “Consent to Establish”, “Consent to Operate” and “Hazardous Waste Authorization” and undertaking inspection of industries to ensure that units or plants are functioning in compliance with the standards prescribed therein. These authorities also have the power of search, seizure and investigation. All of our manufacturing plants are either in possession of current, valid Consents to Operate and Hazardous Waste Authorizations or are in the process of renewing the same from the respective PCBs of the states where they operate. Other key regulations applicable to our Plants include the Battery Waste Management Rules, 2022, the Plastic Waste Management Rules, 2016, and the Guidelines on Extended Producer Responsibility for Plastic Packaging, 2022, the Bio-Medical Waste (BMW) Management Rules 2016, E-Waste Management Rules-2022, and the Construction and Demolition (C&D) Waste Management Rules 2016. We ensure that all prescribed standards are followed for the control of pollution and management of waste, and we have made significant investments toward pollution control and environmental protection at our manufacturing Plants.

The Environmental Impact Assessment Notification, 2006 and its amendments (the “EIA”) govern the process of granting “Environmental Clearance” to certain projects which are specified in the Schedule to the Rules. All of our manufacturing plants have obtained environmental clearances for specific projects in the past as and when mandated.

The Ministry of Environment, Forests and Climate Change (“MoEFCC”) has recently published a draft notification on March 23, 2020, titled The EIA Notification, 2020. We have submitted our comments and suggestions to MoEFCC on the Draft Notification. Translated versions of the Draft EIA Notification 2020 were made available in vernacular languages in 2021 to enable feedback and comments on the same. The final notification is still pending as of March 2023. The Government of India intends to regulate ELVs, which would be applicable to Passenger Cars and two wheelers. The authorized collection and dismantling centers would be equipped to handle Commercial Vehicles as well. The purpose of the ELV policy is to remove vehicles that are endangering the environment and public safety. No final notification was issued in connection with this matter as of March 2023.

The Central Pollution Control Board has formulated the draft guidelines for environmentally sound management of ELVs for implementation on the principle of shared responsibility that mandates the specific roles for the stakeholders in the electric vehicle value chain, which includes government authorities, manufacturers, recyclers, dealers, intermediaries, insurers and consumers.

Regulation of Imports and Exports

Regulation of quantitative restrictions on imports into India were liberalized with effect from April 1, 2001, pursuant to India’s World Trade Organization obligations, and imports of capital goods and automotive components were placed under the open general license category.

Automobiles and automotive components may, generally, be imported into India without a license from the Government of India subject to their meeting Indian standards and regulations, as specified by designated testing agencies. As a general matter, cars, UVs and SUVs in CBU may be imported at a 70% basic customs duty. However, cars with cost, insurance and freight value of more than US$40,000 or with engine capacities greater than 3,000 cc for petrol variants and 2,500 cc for diesel variants, or with both, may be imported at a 100% basic customs duty. Commercial Vehicles may be imported at a basic customs duty of 40%, and components may be imported at a basic customs duty ranging from at 15% to 7.5%.

The MoRTH issued the final notification regarding the acceptance of international standards (such as the UNECE or Japan) for direct import of “completely knocked down” units without any need of domestic type approval by amending the provisions of CMV Rules 92 and 126. Under the modified rules, the compliance of such part, component or assembly shall be deemed to be established for the purpose of CMV Rules 124 and 126. Also, vehicle manufacturers can import unused right-hand drive CBUs or CKDs, directly or through their authorized representatives, up to 2,500 units of M1 and up to 500 units of other categories of vehicles annually, compliant with the international standard (such as the UNECE or Japan) without any need for domestic CMV Rules Type Approval for Sales and Registration.

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

•

State taxes that were subsumed within the GST are the: (a) state value-added tax; (b) the central sales tax; (c) purchase tax; (d) luxury tax; (e) entry tax (all forms); (f) entertainment tax (except those levied by the local bodies); (g) taxes on advertisements; (h) taxes on lotteries, betting and gambling; and (i) state cesses and surcharges insofar as they relate to supply of goods or services.

The GST rates, together with the GST compensation cess rates applicable to vehicles as of March 31, 2023, are listed below:

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

Environmental, Fiscal and Other Governmental Regulations Around the World

We are an automobile manufacturer, and our production facilities are subject to extensive governmental regulation regarding, among other things, air emissions, wastewater discharges, releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of hazardous materials and waste, the clean-up and investigation of contamination and the maintenance of safe conditions. These regulations are likely to become more stringent, and compliance costs are likely to be increasingly significant. In addition, we have significant sales in the United States and Europe, which have stringent regulations relating to vehicular emissions, and other countries are also imposing stricter emissions standards. The proposed tightening of vehicle emissions regulations by the European Union and other jurisdictions will require significant compliance costs for us. While we are pursuing various technologies in order to meet the required standards in the various countries in which we operate, the costs of compliance with these required standards can be significant to our operations and may adversely impact our results of operations.

Greenhouse Gas / CO2 / Fuel Economy Legislation

Current legislation in Europe limits M1 Passenger Car fleet average GHG emissions to 95 grams of CO2 per kilometer for all new cars from 2020. Different targets apply to each manufacturer based on its respective fleets of vehicles and average weight. Jaguar Land Rover has been granted a derogation by the European Commission Secretariat General under Regulation (EU) 2019/631 Article 10 (4—Derogations for certain manufacturers) from the weight-based target requirement available to small volume and niche manufacturers (defined by European sales of less than 10,000 units and between 10,000 and 300,000 units, respectively). As a result, under the provisions of the niche manufacturer derogation, we are permitted to reduce our emissions by 45% from 2007 levels rather than meeting a specific CO2 mass-based emissions target. Jaguar Land Rover had an overall 2012-2019 target of an average of 178.0 grams of CO2 per kilometer for our full fleet of vehicles registered in the European Union. In 2019, our fleet delivered 157.6 grams of CO2 per kilometer, well below the mandated target. The final 2020 report from the European Environment Agency (“EEA”) shows we were non-compliant due to the effects of the COVID-19 pandemic limiting our ability to certify, then launch, our new PHEV, which delayed the launch and, more importantly, the sale of much needed PHEV variants of our Land Rover Discovery Sport, Range Rover Evoque and Velar and our Jaguar E-Pace and F-Pace models as well as our sales mix overall to generate the previously planned sales to bring our fleet back into compliance by the end of 2020. As a result of this we have paid a fine of EUR 40 million, in the fourth quarter of Fiscal 2023).

The European Union has regulated target reductions for 95% of a manufacturer’s full fleet of new passenger cars registered in the European Union in 2020 to an average of 95 grams of CO2 per kilometer, rising to 100% in 2021. The new rule for 2020 contained an extension of the niche manufacturers’ derogation and permits us to reduce our emissions by 45% from 2007 levels, which enables us to have an overall target of 132 grams of CO2 per kilometer. The 2018 EU CO2 legislation extended the Niche Volume Derogation facility out to the end of 2028.

Since January 2021, the United Kingdom is not treated as an EU member state and the CO2 regulations currently in force will cover the remaining 27 member states as well as Iceland and Norway. The United Kingdom has regulations that are nearly identical to the 2020 European Regulation the only differences are some super credit provisions extended into 2021 and that targets are based on 2007 United Kingdom only status (similarly, EU targets are based on 2007 EU15, excluding the United Kingdom).

All European compliance up to and including 2020 has been based on certification to the New European Driving Cycle (“NEDC”). Since September 2018, all vehicles have been certified to the WLTP. Compliance was still referenced to NEDC targets up to and including December 31, 2020. From 2021, compliance is based on a new WLTP target, to determine new niche-derogated targets for us, the ratio of WLTP status: NEDC status in 2020 was then multiplied by the 2020 NEDC target to result in the 2021 WLTP target. This system preserved the WLTP intention of making the change to this new test procedure “compliance neutral”. As a result, there is an apparent increase in WLTP target and WLTP status, though the compliance task and stringency are identical.

For calendar year 2021 in both the UK and Europe (Eu27), JLR (along with the whole automotive industry) were impacted by a global shortage of semiconductors which disproportionally impacted our ability to build and retail our PHEV and BEV vehicles necessary to achieve compliance. We estimate that, had we been able to build to meet natural market demand, we would have been compliant in both markets. JLR achieved compliance through the available flexibility stipulated in the regulations of “pooling” with other manufacturers (i.e., amalgamating the fleets of all manufacturers party to the pool—in this instance a pool was formed between JLR, Tesla and Honda in both the UK and Europe, all in the public domains). Joining the pool required a compensation payment by JLR to Tesla of GBP5.8 million in the UK and GBP15 million in the EU. For 2022 we have made payments to Tesla of GBP1.9 million relating to the UK fleets and EUR 5.4 million for the EU fleets.

In addition to the M1 Passenger Car regulations above, JLR now has a small N1 Light Commercial Vehicle fleet which is regulated by ostensibly the same regulation with different target values. In the UK, 3,314 N1 vehicles were sold in 2021 (commercial variants of Land Rover Defender and Discovery), and 2,810 N1 vehicles in Europe (Eu27) there is no derogation in place in either market. We are awaiting final data for the UK though are expecting this to show we are liable to pay a fine of GBP0.6 million while provisional data from the EU shows that we are in compliance with these N1 rules. For 2022 our UK and EU fleets are compliant with these N1 rules.

The UK Department for Transport (“DfT”) is currently consulting on a new 2024 regulation focusing on a Zero Emission Vehicle Mandate (dictating sales of vehicles with Significant Zero Emission Capability (“SZEC”) – definition undeclared currently) with a “CO2 backstop” (with SZEC’s removed from fleet calculation, the backstop aims to ensure vehicles with conventional), ICE do not deteriorate from today during the transition to electric vehicles). Consultation on the new regulation ended on the May 24, 2023 and we are awaiting further updates from the UK DfT following their review of submissions.

Europe have finalized their regulation out to 2035, with targets becoming tougher by 15% in 2025, 55% in 2030 and 100% (ZEV only) in 2035.

In the United States, both CAFE standards and GHG emissions standards are imposed on manufacturers of passenger cars and light trucks. The federal CAFE standards for passenger cars and light trucks were set in 2011 by the National Highway Traffic Safety Administration “NHTSA”. Meanwhile, the Environmental Protection Agency (“EPA”) had set an average GHG emissions target or passenger cars, light trucks and medium-duty passenger vehicles at 163 grams per mile in model year 2025 (equivalent to the CAFE 54.5 miles per U.S. gallon if achieved exclusively through fuel economy standards).

In April 2020, EPA and NHTSA jointly announced their new Safer Affordable Fuel Economy (“SAFE 1”) Regulation mandating new less stringent targets from the 2021MY through the 2026MY as directed by the Trump Administration. Subsequent to the change in the Presidential administration in the U.S., we received a new final rule in April 2022 from the Biden Administration to return to a more stringent set of targets through 2026MY.

Although the State of California had been empowered to implement more stringent GHG emissions standards, it elected to accept the existing U.S. federal standards for compliance with the state’s own requirements. In November 2012, the California Air Resources Board (“CARB”) accepted the federal standard for vehicles with model years 2017 to 2025 for compliance with the state’s own GHG emissions regulations via the “deemed to comply” mechanism.

However, in September 2019, the U.S. federal government revoked California’s right to set its own standards (the “waiver”) that required stricter air pollution rules than those of the federal government. California immediately moved to challenge the revocation in court. In 2021, the Biden Administration ruled to reinstate California’s waiver to enable CARB to move forward with its more stringent emissions regulations for vehicles, including the long-established Zero Emissions Vehicle regulation (“ZEV”), which requires manufacturers to increase their sales of zero emissions vehicles year-on-year. In addition, CARB initiated its own GHG regulations, which are more stringent than the EPA targets effective from the 2021MY. In addition to California, there are 15 other states across the U.S., predominantly on the East and West coasts, that also adopted both California GHG and ZEV regulations and a further three states that intend to follow suit. The precise sales required in order to meet a manufacturer’s obligation in any given model year depend on the size of the manufacturer and the level of technology sold. For example, transitional zero emissions technologies, such as plug-in hybrids, can account for at least a proportion of a manufacturer’s obligation, but these technologies earn compliance credits at a different rate from pure zero emissions vehicles. Other compliance mechanisms are available under ZEV, such as banking and trading of credits generated through the sale of eligible vehicles. Initial indications show the requirement to purchase California GHG credits to achieve compliance in 2021MY, while 2022 and beyond can be serviced through over compliance from 2026MY onwards due to the Reimagine strategy of accelerated electrification of all JLR products. There may be a requirement to purchase ZEV credits to service the “Eastern Pool”, the “Western Pool” and California itself. Development of a new Advanced Clean Cars II regulation, which will cover GHG, ZEV and Low Emission Vehicle “noxious emissions”, is in development to impact requirements from 2026 to 2035, by which time California targets a 100% ZEV requirement.

In addition, many other markets have employed similar GHG emissions standards, including Australia, Brazil, Canada, China, India, Japan, Mexico, Saudi Arabia, South Korea, Switzerland and Taiwan, each with different target mechanisms, targets, timing, requirements, compliance penalties and regulatory flexibilities.

We are fully committed to meeting all of these standards. Local excise tax initiatives are a key consideration in ensuring our products meet customer needs for environmental footprint and cost of ownership concerns as well as continued access to major city centers (such as London’s and Paris’s Ultra Low Emissions Zones and similar low emissions areas being introduced in other major urban centers). We are fully engaged with UK government consultation on its proposed ICE ban from 2030 in the United Kingdom (as recently announced by the UK).

Non-Greenhouse Gas Emissions Requirements

The European Union has adopted Euro 6, the latest in a series of more stringent standards for emissions of other air pollutants from passenger and light commercial vehicles, such as NOx, carbon monoxide, hydrocarbons and particulates. These standards have been tightened again by the Euro 6d-TEMP standard, which incorporates the introduction of RDE as a complement to laboratory testing to measure compliance. As a first step, manufacturers are required to reduce the discrepancy between laboratory compliance values and RDE procedure values to a conformity factor of a maximum of 2.1 (110%) for all models from September 2017 for passenger cars and from September 2018 for new light commercial vehicles. Following that, manufacturers will be required to reduce this discrepancy to a conformity factor of a maximum of 1.43 (43%) by January 2020 for new models of passenger cars and by January 2021 for all registered vehicles. From September 2023, EU6e legislation will be introduced in Europe introducing a reduction in measurement equipment conformity factor to 1.1.

In 2017 and 2018, there was a move to the new WLTP in Europe, with changes made in September 2018, to address global concerns on more customer-correlated fuel economy certified levels as well as air quality concerns. Other markets will likely adopt similar requirements. All our programs are fully engineered to enable the adoption of these new requirements.

In November 2022, the EU commission published the draft proposal for EU7 legislation. This is in the consultation phase, allowing us to define our product line-up in advance of the proposed implementation date of July 2025. Litigation in Europe around emissions continues to introduce a level of uncertainty that could be faced over the next five years.

In California, the Low Emissions Vehicle 3 (“LEV3”) regulations and ZEV regulations place strict limits on emissions of particulates, NOx, hydrocarbons, organics and GHGs from passenger cars and light trucks. These regulations require ever-increasing levels of technology in engine control systems, on-board diagnostics and after-treatment systems affecting the base costs of our powertrains. California’s LEV3 and ZEV regulations cover model years 2015 to 2025. Additional stringency in evaporative emissions standards requires the use of more advanced materials and joint solutions to eliminate fuel evaporative losses. These solutions must also meet longer warranty periods, up to 150,000 miles in the United States.

In addition, the Tier 3 Motor Vehicle Emissions and Fuel Standards issued by the EPA in April 2014 established more stringent vehicle emissions standards broadly aligned to California’s LEV3 standards for 2017 to 2025 model-year vehicles.

The Californian Air Resources Board has published their next stage of emissions legislation, Advanced Clean Cars II, which defines emissions standards beyond 2025 model year. JLR Portfolio vehicle updates are underway to align to this new standard.

While Europe and the United States typically lead the implementation of these emissions programs, many other nations and states typically follow, with adoption of similar regulations generally two to four years thereafter.

For example, in response to severe air quality issues in Beijing and other major Chinese cities, the Chinese government has adopted more stringent emissions standards known as China 6, which is broadly aligned with California LEV3 levels, and is expected to introduce RDE from 2023; India has introduced BSVI from April 2020, and introduced BSVI Phase 2 from April 2023; Japan has introduced RDE for diesel vehicles from 2022.

To comply with the current and future environmental norms, we may have to incur substantial capital expenditures and R&D expenditures to upgrade products and manufacturing facilities, which would have a material and adverse impact on our cost of production and results of operations.

Noise Legislation

The European Commission adopted rules, which apply to new homologations from July 2016, to reduce noise produced by cars, vans, buses, coaches and light and heavy trucks. Noise limit values would be lowered in two steps each of two A-weighted decibels for vehicles other than trucks, and one A-weighted decibel in the first step and two in the second step for trucks. Compliance would be achieved over a 10-year period from the introduction of the first phase.

Vehicle Safety Legislation

Our products are certified in all markets in which they are sold and compliance is achieved through vehicle certification in the respective countries. Many countries use, and in many instances adopted into their own regulatory frameworks, the regulations and technical requirements provided through the UNECE series of vehicle regulations.

Vehicles sold in Europe are subject to vehicle safety and environmental regulations established by both the European Union and by individual member states, if any. Following the incorporation of the United Nations standards commenced in 2012, the European Commission requires new model cars to have electronic stability control systems and has introduced regulations relating to low-rolling resistance tires, tire pressure-monitoring systems and requirements for heavy vehicles to have advanced emergency braking systems and lane departure warning systems. The latest mandatory measures include safety belt reminders for other than the driver seat, electric car safety requirements, easier child seat anchorages and, in the near future, regulated control of software updates, cybersecurity, automatic lane-keeping systems will be introduced.

NHTSA issues Federal Motor Vehicle Safety Standards covering a wide range of vehicle components and systems, such as occupant protection, seatbelts, brakes, windshields, tires, steering columns, displays, lights, door locks, side impact protection and fuel systems. NHTSA has recently added, in addition to the technical requirements, United States Federal Motor Vehicle Safety Standard (“FMVSS”) requirements, voluntary agreements relating to autonomous emergency brake system installation and rear seat reminder systems.

Failure to meet product-regulated requirements in any jurisdiction will likely require some form of product recall to remedy the compliance failure. The financial cost and impact on consumer confidence of such recalls can be significant depending on the nature of the deficiency, repair required and the number of vehicles affected. The different standards applicable across territories or countries increase the cost and complexity of designing and producing vehicles and equipment.

As regulations continue to evolve, there are methods and processes in place to monitor regulatory developments and to ensure they are captured, internally communicated and considered in the design and engineering of our vehicles.

On June 22, 2017, we filed a non-compliance report after determining that approximately 126,127 Jaguar vehicles do not fully comply with FMVSS No. 135, Light Vehicle Brake Systems, as the brake fluid warning statement label on the subject vehicles is not permanently affixed as required. Instead, we installed a label that fits over the neck of the brake fluid reservoir that can be removed when the brake fluid reservoir cap is removed. On July 20, 2017, we petitioned the NHTSA for a decision that the subject non-compliance is inconsequential as it relates to motor vehicle safety for the following reasons, among others:

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

NHTSA continues to raise enquiries relating to reports of product safety matters. More recently, NHTSA has been actively reviewing post-recall remedy issues through its recall query process. In June 2019, NHTSA requested information relating to reports of fuel leaks from the fuel tank outlet flange or dust cover of which vehicles. All NHTSA enquiries are published and are in the public domain.

While vehicle safety regulations in Canada are similar to those in the United States, many other countries have different requirements. The differing requirements among various countries create complexity and increase costs such that the development and production of a common product that meets the country regulatory requirements of all countries is not possible. GTRs developed under the auspices of the United Nations continue to have an increasing impact on automotive safety activities, as indicated by European Union legislation. In 2008, GTRs on electronic stability control, head restraints and pedestrian protection were each adopted by the United Nations World Forum for the Harmonization of Vehicle Regulations and are now in different stages of national implementation. While global harmonization is fundamentally supported by the automobile industry in order to reduce complexity, national implementation may still introduce subtle differences into the system.

The effect of Brexit on vehicle certification and type approval in the United Kingdom and the European Union is clear, and implementation of the changes required to accommodate this have now been completed. The European Union has issued regulation to facilitate a transition from the current 28-member-state system to permit transfer to one of the remaining member state approval authorities. The UK government has introduced legislation allowing proof of compliance from the European Union to be accepted in the United Kingdom for a limited period of time whilst the United Kingdom implements its system of vehicle certification and type approval. The current plan for the implementation of a GB Type Approval scheme is intended to be implemented in July 2023 for M and N category vehicles; this is intended to replicate the EU legislation in place as of December 31, 2020, while under the trade agreement agreed with for Northern Ireland, Northern Ireland will retain EU compliance.

Insurance Coverage

The Indian insurance industry is predominantly state-owned, and insurance tariffs are regulated by the Indian Insurance Regulatory and Development Authority. We have insurance coverage which we consider reasonably sufficient to cover all normal risks associated with our operations, including business interruptions, and which we believe are in accordance with industry standards in India. We have obtained coverage for product liability for some of our vehicle models in several countries to which we export vehicles. TDCV has insurance coverage as is required and applicable to cover all normal risks in accordance with industry standards in South Korea, including product liability. We have also procured insurance coverage on directors’ and officers’ liability to minimize the risks associated with international litigation for us and our subsidiaries.

In accordance with treasury policy, Jaguar Land Rover has maintained insurance coverage that is reasonably adequate to cover normal risks associated with the operation of its business, such as coverage for people, property and assets, including construction, general, auto and product liability. On August 12, 2015, a series of explosions caused widespread damage at the Port of Tianjin in China, one of three major locations in China through which Jaguar Land Rover imports its vehicles. At the time of the explosion, approximately 5,800 Jaguar Land Rover vehicles were stored at various locations in Tianjin. Many of these vehicles were destroyed or damaged in the explosion, and, as a result, Jaguar Land Rover recognized an exceptional charge of GBP245 million in the second quarter of Fiscal 2016. By the end of Fiscal 2017, GBP274 million had been recovered through the receipt of insurance proceeds and other recoveries. These included amounts received from insurance, tax recoveries, foreign exchange gains and the sales of vehicles that were at the port at the time of the explosion, including GBP35 million related to other costs associated with Tianjin, including lost and discounted vehicle revenue. There can be no assurance that any claim under our insurance policies will be honored fully or timely, our insurance coverage will be sufficient in any respect or our insurance premiums will not increase substantially. Accordingly, to the extent that we suffer loss or damage that is not covered by insurance or which exceeds our insurance coverage, or we have to pay higher insurance premiums, our financial condition may be materially and adversely affected.

We are insured by insurers of recognized financial standing against such losses and risks and in such amounts as are prudent and customary in the business in which we are engaged. All such insurance is in full force and effect.

We are able to renew our existing insurance coverage as and when such policies expire or to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct our business as now conducted.

Export Promotion Capital Goods

Since Fiscal 1997, we have benefited from participation in the Export Promotion Capital Goods Scheme (the “EPCG Scheme”), which permits us to import capital equipment under a special license at a substantially reduced customs duty. Our participation in this scheme is subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost plus insurance and freight value of these imports or customs duty saved over a period of six to eight years from the date of obtaining the special license. We currently hold 24 licenses (excluding redeemed licenses) which require us to export our products at a value of approximately Rs.22.56 billion between the years 2016 to 2029, and we carefully monitor our progress in meeting our incremental milestones. After fulfilling some of the export obligations as per provisions of Foreign Trade Policy, as at March 31, 2023, we have remaining obligations to export products worth approximately Rs.14.68 billion by March 2029. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligation in the required time frame.

Legal Proceedings

In the normal course of business, we face claims and assertions by various parties. We record a liability for all claims where a potential loss is probable and capable of being estimated. We disclose such matters in our financial statements if they are material. We disclose potential losses that are considered reasonably possible but less than probable in our financial statements. However, we do not record a liability in our financial statements unless the loss becomes probable. If certain new developments arise, such as a change in law or a ruling against us, we may need to make provisions in our financial statements, which could adversely impact our reported financial condition and results of operations. If we are required to pay all or a portion of a significant claim, there could be a material adverse effect on our business and profitability. Certain claims that are above Rs.1,000 million are described in Note 37 to our consolidated financial statements included in this annual report on Form 20-F. Certain claims that are below Rs.1,000 million pertain to indirect taxes, labor and other civil cases. Other claims against us pertain to motor accidents in India involving vehicles that were damaged in accidents while being transferred from our manufacturing plants to regional sales offices, product liability claims and consumer complaints. Some of these other claims relate to the replacement of vehicle parts and/or compensation for deficiencies in services provided by us or our dealers.

In October 2008, the Company moved the Nano project from Singur in West Bengal, India to Sanand in Gujarat, India. In June 2011, the newly elected Government of West Bengal (the “West Bengal Government”) enacted a law known as the Singur Land Rehabilitation & Development Act, 2011 (“Singur Act”) and, by virtue of the provisions of the above-mentioned law, the West Bengal Government took possession of our land. In response, the Company challenged the constitutionality of the Singur Act before the High Court at Calcutta. In June 2012, the Division Bench of the Calcutta High Court declared the Singur Act unconstitutional and restored the Company’s rights under the land lease agreement, but the Company did not receive back possession of the land. Thereafter, the West Bengal Government subsequently filed an appeal before the Supreme Court of India in August 2012, but that appeal is pending.

In the meantime, the earlier series of SLP, challenging the Land Acquisition of Singur, which was pending before the Supreme Court, came up for a final hearing. In August 2016, the Supreme Court of India declared the acquisition of the land for the small car project by the West Bengal Government as illegal and directed that the land be returned to the landowners. The appeal, which was filed regarding the constitutionality of the Singur Act before the Supreme Court of India, was rendered moot and was subsequently withdrawn, in light of the fact that the land acquisition of Singur was held illegal.

The issues, inter alia, are: (i) the West Bengal Government’s acquisition of the land from the original landowners; and (ii) the leasing of the acquired land by West Bengal Industrial Development Corporation (“WBIDC”) to the Company. In January 2008, the Calcutta High Court upheld the West Bengal Government’s acquisition of the land for the purpose of leasing it to the Company to set up the plant for manufacturing Tata Nano vehicles. The Writ Petitioners filed an appeal against the Calcutta High Court’s judgment before the Supreme Court of India. In August 2016, the appeal was set aside by the Supreme Court of India. The Supreme Court of India, declared the acquisition of Singur Land as illegal and directed the Government of West Bengal to return the land to the earlier owner’s of the land. As a result, TML lost their right in respect of the Singur land in terms of the lease agreement. However, the lease agreement contained a clause stating that, if the acquisition was deemed illegal, the West Bengal Government would indemnify TML. The lease agreement also provided for arbitration as a mechanism to resolve any dispute between TML and WBIDC. When TML raised its claim for compensation, WBIDC declined to grant the same. TML sought arbitration in terms of the lease agreement in order to resolve the dispute. After arbitration commenced, TML filed its claim for compensation before the arbitral tribunal comprising two retired judges from the Calcutta High Court and presided over by a retired judge of the Hon’ble Supreme Court of India. The arbitration proceedings before the arbitral tribunal started in May 2019 and a counterclaim was also filed by West Bengal Industrial Development Corporation (WBIDC). Thereafter, proceedings started on October 09, 2021. Cross-examination of the Parties, witnesses has been concluded. As of the date of this report, oral arguments by the Counsels are underway before the Hon’ble Tribunal.

In 2011, complaints were filed with the CCI against certain automakers on the ground that the genuine spare parts of automobiles manufactured by the OEMs were not made freely available in the open market in India and, accordingly, anti-competitive practices were carried out by the OEMs for being indulged in anti-competitive practices. The CCI ordered an investigation of the matter, and subsequently, the Director General of the CCI expanded the scope of the investigation to other car manufacturers operating in India, including TML.

In 2014, the CCI held that automobile manufacturers, including TML, have engaged in anti-competitive practices and imposed a penalty of 2% of their total turnover in India. TML was ordered to pay a penalty of Rs.13,465 million within a period of 60 days of the receipt of the order. TML challenged the order of the CCI in the Delhi High Court on constitutional grounds. In 2019, the High Court allowed the petitions, partly by striking down Section 22(3) of the Competition Act. Also in 2019, the Supreme Court of India extended the relief that was granted by the Delhi High Court during the pendency of the matter before it. As of the date of this annual report on Form 20-F, the matter is awaiting further proceedings in due course.

In another matter, two of our ex-dealers filed informations with the CCI alleging that TML had engaged in anti-competitive practices by colluding with its finance subsidiaries (TMFL and TMFSL) and abused its dominance in the market. The complaints include allegations that TML had coerced dealers to obtain financing from Tata NBFCs, established a cartel to impose minimum stock requirements and made financing available and violated certain anti-competitive provisions of the Competition Act. In May 2021, the CCI issued an order directing the Director General (“DG”) of the CCI to initiate an investigation of TML, but did not otherwise make any final or binding observations or determinations (including with respect to any possible penalties or fines) with regard to the allegations. The investigation was carried out by the DG Mr. Kuldeep Kumar, who has concluded his investigation and submitted the report to CCI. We have filed our objection to the report with CCI. As of the date of this annual report on Form 20-F, we are awaiting further directions from CCI.

In February 2021, TML received notice from the competition commission of Tanzania in connection with an investigation of TML’s distribution business, and a compliance order providing, among other matters, that TML cease the operation relating to the exclusivity of distributorship for its commercial vehicles; revise its import prices; and fix and review the retail prices of each of its commercial vehicles in the Tanzanian market, until the date of final determination of the complaint by the competition commission of Tanzania. TML had applied to the competition tribunal in Tanzania for a hearing and determination. As a result of this application, the competition commission’s order was automatically stayed as of the date of the application. Despite such automatic stay on account of pending appeal before the competition tribunal, the commission vide order, dated June 10, 2021, passed an ex-parte order with provisional findings indicating an administrative fine of approximately TZS9.5 billion (equivalent to approximately US$4.1 million) on TML and allowing TML 21 days from the date of receipt of the order to file its reply. Accordingly, the “without prejudice” compliance agreement has now been executed on April 18, 2023 with the competition commission of Tanzania for full and final settlement of the investigation and proceedings commenced in February, 2021 for an amount of TZS333.33 million (equivalent approximately US$130,000) from TML.

In March 2022, the European Commission and UK Competition and Markets Authority (CMA) conducted inspections at the premises of, and sent out formal requests for information to, several companies and associations active in the automotive sector. The investigations concern possible infringements in relation to the collection, treatment and recovery of end-of-life cars and vans which are considered waste (ELVs). We understand the scope of the investigations will involve determining whether manufacturers and importers of cars and vans coordinated (i) the compensation of ELV collection, treatment, and recovery companies, and (ii) the use of data relating to the recyclability or recoverability of ELVs in advertising materials, and whether such conduct amounts to an infringement of relevant competition laws. No Group company was the subject of inspections but since that time JLR has received requests for information and is cooperating with the European Commission and CMA. The inspections and requests for information are preliminary investigatory steps and do not prejudge the outcome of the investigations. If an infringement is established, there are a range of possible remedies, including a fine and/or the prohibition of certain business practices. Given that the investigations are at an early stage, it is difficult to predict the outcome or what remedies, if any, may be required.

A SEBI Order, dated March 6, 2018, directed TML to conduct an internal inquiry within three months into the leakage of information relating to its financial results for the quarter ended December 2015 and to take appropriate actions against those responsible. TML hired Ernst & Young LLP to conduct an internal investigation. The report was submitted to SEBI on June 11, 2018. The Company has taken various steps to strengthen and improve communications within the Company and amongst designated employees to prevent information leakages and to restrict communication of Unpublished Price Sensitive Information to a restricted few and to encrypted password-protected files. These steps have been communicated to SEBI, assuring them that the highest degree of importance was accorded to strict adherence to all applicable regulatory and legal requirements by TML. There has been no further communication after November 20, 2020.

The Company, based on an external legal opinion, consequent to an order of the Supreme Court of India in the case of R.C Gupta and Ors. vs. Regional Provident Fund Commissioner, Employees Provident Fund Organization and Ors, had evaluated the impact on its employee pension scheme and concluded that because the Court had stated that the decision was applicable to the facts of that case, it would not be applicable to TML. The Company also filed an intervention application with the Supreme Court in April 2019. On November 4, 2022, the Supreme Court, in the case of Employees’ Provident Fund Organisation and Anr. Etc. vs. Sunil Kumar B. and Ors. Etc., passed a judgment upholding the validity of the 2014 amendment to the Employees’ Pension Scheme, 1995 and allowed the members of the statutory pension fund as of September 1, 2014 to exercise the joint option for contribution to the pension fund beyond the statutory limit. The Supreme Court in the case referred to above, in paragraph 37 of its judgment, stated that it has not addressed the cases of establishments exempted from the operation of the pension scheme in the judgment. Subsequently, the Employees Provident Fund Organization (“EPFO”), in compliance with the Supreme Court judgment, issued various circulars, calling upon eligible pensioners to exercise the joint option. However, there has been no mention by the EPFO with regard to the treatment of the members of exempted pension funds, such as that of TML. The Company has also filed an application before the authorities for surrender of exemption in respect of its pension scheme. Due to the year-on-year losses incurred by TML for three consecutive years, TML has lost its provident fund exemption status with effect from April 1, 2022. Consequently, for the same reason, TML has also lost its pension fund exemption with effect from April 1, 2022. However, TML is compelled to maintain the pension fund, as an ad interim measure, since the EPFO has still not accepted the transfer of pension fund/corpus to its statutory pension fund. Since the conclusive directions from the EPFO on this subject continue to take more time, TML has communicated to its employees that if they wish to make higher pension contributions, they may choose to apply on the EPFO portal to exercise this option. This may enable such employees to get a pension on the last drawn salary should EPFO accept the joint option pending transfer of our pension fund as well as EPFO’s decision on applicability, the calculation formula, contributions, the higher pension amount, and the transfer of the corpus from the statutory provident fund to the statutory pension fund.

The Pimpri Chinchwad Municipal Corporation (the “PCMC”) had fixed the ratable value of the open land of the Company at Pune on the basis of a Departmental Circular of the Commissioner, PCMC, dated August 13, 2001. The open area was assessed as: Open Land = Plot Area—Plinth Area. The property tax on open land is based on the ratable value. This issue was challenged before several courts, including the Supreme Court of India, and presently the matter is pending before the Civil Court at Pune. The court has passed an injunction order restraining the PCMC from taking any steps to recover any tax basis on the ratable value fixed by the PCMC.

C. Organizational Structure.

Tata Sons—Our Promoter and its Promoted Entities

Tata Sons holds equity interests in its promoted companies engaged in a wide range of businesses. The entities promoted by Tata Sons, including Tata Motors Limited, are based substantially in India and had aggregate revenues in excess of approximately US$100 billion for the financial year ending March 31, 2023. The businesses of entities promoted by Tata Sons can be categorized under 10 business segments, information technology, steel, automotive, consumer and retail, infrastructure, financial services, tourism and travel, aerospace and defense, telecom and media and trading and investments.

Some of the entities promoted by Tata Sons have their origins in the trading business founded by the founder, Mr. Jamsetji Nusserwanji Tata, in 1868, which was developed and expanded in furtherance of his dreams by his two sons, Sir Dorabji Tata and Sir Ratan Tata, following their father’s death in 1904. The family’s interests subsequently vested largely in the Sir Ratan Tata Trust, the Sir Dorabji Tata Trust and other associated trusts, collectively called “the Tata Trusts”. The Tata Trusts have been established for philanthropic and charitable purposes and together own a significant percentage of the share capital of Tata Sons.

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

Tata Consultancy Services Limited (TCS), a subsidiary of Tata Sons, which started its operations in the 1960s as a division of Tata Sons and later became a listed public company, is a leading software service provider in India and several countries abroad and the first Indian software firm to reach the US$100 billion market capitalization mark. TCS has delivery centers around the globe, including the United States, the United Kingdom, Hungary, Brazil, Uruguay, China, Europe, Asia Pacific and Latin America, as well as India. Tata Sons promoted India’s largest general insurance company, New India Assurance Company Limited, which was subsequently taken over by the government as part of the Government of India’s nationalization program. Tata Sons also promoted India’s first airline, viz., Tata Airlines, which later changed its name to Air India and was taken over by the government as part of the Government of India’s nationalization program. During Fiscal 2022, Tata Sons, through its affiliate(s), bid successfully and acquired the controlling stake in Air India from the Government of India and became the owner of Air India, which is one of the most prestigious and widely recognized airlines in the world.

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

Some of the other companies promoted by Tata Sons include: Titan Company, established in 1984, which manufactures India’s largest and best-known range of personal accessories, such as watches, jewelry, sunglasses and prescription eyewear, and excels in precision engineering; Tata Housing Development Company, established in 1984, a real estate developer in India; Tata AIA Life Insurance Company, established in 2001, which is a joint venture between Tata Sons and AIA Life Group Ltd., Tata AIG General Insurance Company, established in 2001, which provides non-life insurance solutions to individuals, groups and corporations in India; Tata Capital, established in 2007, a systemically important non-deposit-taking NBFC and a core investment company registered with the RBI that services the financial needs of retail and institutional customers in India; Tata Realty and Infrastructure Limited, established in 2007, which is an Infrastructure and Real Estate developer; AirAsia (India) Limited, established in 2013, which is a low-cost airline; Tata SIA Airlines Limited, a joint venture established in 2013, which is engaged in full-service scheduled passenger airline services; Tata Advanced Systems Limited, established in 2006, and its subsidiaries, which are, inter alia, engaged in activities including scientific, technical and R&D activities, manufacturing, testing and experimenting equipment, and components, in the field of advanced defense technologies, security systems, aerospace and aerostructures.

We have for many years been a licensed user of the “TATA” brand owned by Tata Sons, and thus have gained from the use of the “TATA” brand and its brand equity. Tata Sons instituted a corporate identity program in the year 1998 to re-position the brand to compete in a global environment. A substantial ongoing investment and recurring expenditure is undertaken by Tata Sons to develop and promote a strong, well-recognized and common brand, which is intended to represent for the consumer a high level of quality, service and reliability associated with the products and services offered by the entities promoted by Tata Sons.

Companies which have subscribed to the Tata Brand Equity & Business Promotion Scheme pay an annual subscription fee to use the “TATA” business name and trademarks and participate in and gain from the promotion of the Tata brand equity as well as to avail themselves of various services, including legal, human resources, economics and statistics, corporate communications and public affairs services organized by Tata Sons. We believe that we benefit from the use of and association with the “TATA” brand identity, and, accordingly, Tata Motors Limited and certain of its subsidiaries have subscribed to the Tata Brand Equity & Business Promotion Agreement and pay an annual subscription fee to Tata Sons which is in the range of 0.15% to 0.25% of the annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax), each calculated on a stand-alone basis for these entities. In some of the past years, Tata Sons, has lowered the absolute amount of the subscription fee in light of its outlay for activities related to brand promotion and protection in those years. For Fiscal 2014, Fiscal 2015, Fiscal 2017, Fiscal 2018, Fiscal 2020, Fiscal 2021 and Fiscal 2022, no amount was paid in view of the losses of Tata Motors Limited, calculated on a stand-alone basis. Pursuant to our licensing agreement with Tata Sons, we have also undertaken certain obligations for the promotion and protection of the TATA brand identity licensed to us under the agreement. The agreement can be terminated by written communications between the parties or by Tata Sons upon our breach of the agreement and our failure to remedy such a breach, or by Tata Sons upon providing six months’ notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons upon the occurrence of certain specified events, including the liquidation of Tata Motors Limited.

The entities promoted by Tata Sons continue to follow the ideals, values and principles of ethics, integrity and fair business practices espoused by the founder, Mr. Jamsetji Tata, and his successors. To further protect and enhance the TATA brand equity, these values and principles have been articulated in the Tata Code of Conduct, which has been adopted by the entities promoted by Tata Sons. The Tata Trusts have also made significant contributions toward national causes through promotion of public institutions in the field of science, such as the Indian Institute of Science and the Tata Institute of Fundamental Research, and in the field of social services through the Tata Institute of Social Sciences, the Tata Memorial Hospital, National Centre for the Performing Arts in Mumbai and, more recently, the Tata Medical Center at Kolkata in India for cancer patients, set up by the Tata Trusts and supported by Tata Sons and its promoted companies. The Tata Trusts are among the largest charitable foundations in India.

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

Subsidiaries and Affiliates

The subsidiaries, joint operation and equity method affiliates and joint ventures of Tata Motors Limited that together with Tata Motors Limited form the Tata Motors Group as of March 31, 2023 are set forth in the chart below:

(1)	Holds 100% shareholding in Tata Motors European Technical Centre PLC and Trilix S.r.l. was from a wholly-owned subsidiary of Tata Motors Passenger Vehicles Limited (TMPV) up till April 27, 2022.
(2)	Incorporated with effect from May 25, 2022.
(3)	Holds 100% shareholding in TML Smart City Mobility Solutions (J&K) Private Limited, which was incorporated with effect from October 13, 2022.
(4)	These subsidiaries are based in many countries outside India.
(5)	Holding Company of Jaguar Land Rover Automotive Plc, Tata Daewoo Commercial Vehicle Co. Limited, Tata Motors (Thailand) Limited, Tata Motors (SA) (Proprietary) Limited and PT Tata Motors Indonesia.
(6)	Holding in its subsidiary, Tata Daewoo Commercial Vehicle Sales and Distribution Co. Ltd., is 100%.
(7)	Holding 99.997% in PT Tata Motors Distribusi Indonesia, a subsidiary, along with TML Holdings Pte. Ltd. holding 0.003%.
(8)

Tata Motors Limited’s shareholding increased from 61.86% to 100% with effect from August 29, 2022, and the Company’s name changed from Tata Marcopolo Motors Limited to Tata Motors Body Solutions Limited with effect from December 30, 2022.

(9)	Tata Motors Limited’s shareholding increased from 74.42% to 76.69% with effect from April 20, 2022 on account of share buybacks. The holdings in its 11 subsidiaries ranges between 76.69% and 76.74%.
(10)	Holds 100% shareholding in Tata Motors Finance Limited and Tata Motors Finance Solutions Limited.
(11)	Name changed from JT Special Vehicles Private Limited to Jaguar Land Rover Technology and Business Services India Private Limited with effect from April 12, 2022.
(12)	The indirect holding in its three wholly-owned subsidiaries is at 30%.
(13)

Indirectly holds 39.80% shareholding, on account of Jaguar Land Rover Ventures Limited having acquired 39.80% shareholding with effect from June 17, 2022. The indirect holding in its 14 wholly-owned subsidiaries is at 39.80%.

(14)	The indirect holding in these 15 subsidiaries ranges between 13% to 26%, and the indirect holdings in these eight joint ventures ranges between 13% to 15.60%.
(15)	The indirect holding in its wholly-owned subsidiary, Chery Jaguar Land Rover Auto Sales Company Limited, is 50%.
(16)	The indirect holding in its wholly-owned subsidiary, TCPL Green Energy Solutions Private Limited, is 50%.

Of the above, the following are the Company’s two most significant subsidiaries as defined under Regulation S-X:

Name	Country of Incorporation	Ownership Interest / Voting Power
Jaguar Land Rover Automotive Plc	United Kingdom	100%
Jaguar Land Rover Limited	United Kingdom	100%

With respect to certain subsidiaries and affiliates, where Tata Motors Limited has a joint venture partner, voting on certain items of business may be based on affirmative voting provisions and board of director’s participation clauses in the relevant joint venture agreement(s).

D. Property, Plants and Equipment

Facilities

We operate six principal automotive manufacturing facilities in India. The first facility was established in 1945 at Jamshedpur in the state of Jharkhand in eastern India. We commenced construction of the second facility in 1966 (with production commencing in 1976) at Pune, in the state of Maharashtra in western India, the third facility in 1985 (with production commencing in 1992) at Lucknow, in the state of Uttar Pradesh in northern India, the fourth at Pantnagar in the state of Uttarakhand, India, which commenced operations in Fiscal 2008, the fifth at Sanand in Gujarat in western India for manufacturing of the Nano, which commenced operations in June 2010, and the sixth facility for manufacturing of buses and LCVs at Dharwad in Karnataka (which buses are also produced at Lucknow). The Jamshedpur, Pune, Sanand, Pantnagar and Lucknow manufacturing facilities have been accredited with an ISO/TS 16949:2000(E) certification.

The Passenger manufacturing facilities at Pune and Sanand has been transferred to TMPVL via NCLT-approved scheme of arrangement with effect from January 1, 2022.

The manufacturing facilities of TDCV are based in Gunsan, South Korea. TDCV has received the IATF 16949 certification, the automotive quality management system, given by SGS UK Ltd., a certification body accredited by the International Automotive Task Force. It is the first South Korean commercial vehicle manufacturer that received the IATF 16949 certification.

Fiat India Automobiles Private Limited, our joint arrangement with FCA Italy, has its manufacturing facility located in Ranjangaon, Maharashtra. The plant is used for manufacturing Tata-and Fiat-branded cars and engines, and transmissions for use by both partners.

Through Jaguar Land Rover, we currently operate four principal automotive manufacturing facilities in the United Kingdom at Solihull, Castle Bromwich, Halewood and the EMC at Wolverhampton, as well as two product development facilities in the United Kingdom at Gaydon and Whitley. Most of these facilities are owned as freehold estates or are held through long-term leaseholds, generally with nominal rents. In December 2015, Jaguar Land Rover announced an initial investment of GBP1 billion to build a manufacturing facility in Slovakia (owned as a freehold estate), which opened in October 2018 and currently produces the Land Rover Discovery and the new Land Rover Defender. Jaguar Land Rover also owns a joint venture manufacturing plant under our China Joint Venture, in Changshu, near Shanghai, as part of an RMB10.9 billion investment that also includes a new R&D center, which opened in October 2014. A new engine plant producing Jaguar Land Rover’s 2.0-Liter Ingenium petrol engines for installation into vehicles manufactured by the China Joint Venture opened in July 2017. Jaguar Land Rover also opened a new manufacturing facility in Brazil in June 2016, which manufactures the Range Rover Evoque and Discovery Sport for the Brazilian market. Jaguar Land Rover now produces the I-PACE BEV and the new Jaguar E-PACE in Graz, Austria under its manufacturing partnership with Magna Steyr.

Tata Motors (SA) (Proprietary) Limited, our joint venture with Tata Africa Holdings (SA) (Proprietary) Ltd. for the manufacture and assembly operations of our LCVs and MHCVs in South Africa, owns and operates a manufacturing facility located in Rosslyn, South Africa.

On May 30, 2022, Tata Passenger Electric Mobility Limited (TPEML), Ford India Private Limited (“FIPL”) and the Government of Gujarat signed a memorandum of understanding for the potential acquisition of FIPL’s Sanand vehicle-manufacturing facility, including (i) the land and buildings, (ii) the vehicle-manufacturing plant, machinery and equipment, and (iii) the transfer of all eligible employees of FIPL’s Sanand vehicle-manufacturing operations. FIPL will operate its powertrain-manufacturing facilities by leasing back the land and buildings of the powertrain unit from TPEML. On August 7, 2022, TPEML and FIPL, signed a Unit Transfer Agreement (UTA) for the acquisition of FIPL’s manufacturing plant situated at Sanand, Gujarat for a total consideration, exclusive of taxes, of Rs.7,257 million. Pursuant to the fulfilment of the necessary condition precedents, including receipt of relevant regulatory approvals, the parties have completed the transaction on January 10, 2023 and TPEML has acquired the Sanand property and the plant and machinery. Additionally, all the eligible employees were offered employment, and those who have accepted the TPEML offer of employment have been transferred to TPEML and have become employees of the Company with effect from January 10, 2023.

Description of Environmental Issues That May Affect Our Utilization of Facilities

Tata Commercial Vehicles and Tata Passenger Vehicles

The design and development of fuel-efficient vehicles and vehicles running on alternative renewable energy has become a priority because of fossil fuel scarcity, escalating fuel prices, climate change concerns, and government regulations. New and advanced technologies encourage customers to look for product differentiation based on advanced technologies used in the vehicle. We have articulated our sustainability and climate change policies that address key climate change issues related to our products, processes and services, and are committed to reducing the GHG emissions throughout the lifecycle of our products. Our approach toward climate change mitigation and pursuing low-carbon growth is three-fold: (i) develop cleaner and more fuel-efficient vehicles, (ii) reduce the environmental impacts of our manufacturing operations and (iii) build awareness among our stakeholders. Our sustainability strategy is aligned with global and national policies of future mobility solutions. Accordingly, we are working on low-carbon product development across our Commercial and Passenger Vehicle segments and have already launched a range of advanced technology vehicles, which would help mitigate climate change risk and curb urban air pollution.

India is a signatory to the Paris global climate agreement, and is committed to reduce its emission intensity to 33-35% compared to 2005 levels by 2030, through nationally determined contributions. Considering the climate change risk, we are actively involved in partnerships with technology providers to adopt energy-efficient technologies for our products and processes. We also participate actively in various National Committees in India, working on formulating policies and regulations for environmental protection, including the reduction of greenhouse gases. We are continually developing products to meet current and future emissions standards in India and other countries. In order to manage the regulatory and general risks of climate change, we are increasingly investing in the design and development of new advanced technologies. With the growing need for reducing on road emissions for vehicles, innovative technologies are needed to support the changing scenario and to achieve targets. In order to reduce carbon emissions from vehicles, our focus is on researching, developing and producing advanced technologies, such as hybrid engines, electric cars and fuel-cell vehicles. We are also simultaneously pursuing research and development of vehicles powered by alternative fuels like CNG, LPG, bio-diesel and hydrogen.

GHG emissions from our manufacturing operations are generated from the combustion of fossil fuels and power consumption. In line with our Climate Change Policy, we are consciously working toward mitigating these emissions by improving energy efficiency and adopting renewable energy. We are a signatory to RE100 — a global collaborative initiative of influential businesses committed to use of 100% renewable power. Our approach includes investment in captive wind power as well as power purchase agreements with renewable energy producers and in-house generation through rooftop solar power to increase the percentage of renewable energy utilized. All our manufacturing facilities in India are certified to ISO-14001:2015 Environmental Management Systems. With a view to extending these initiatives beyond our operations, we have been implementing a sustainable supply chain initiative in a phased manner since Fiscal 2017 for integrating sustainability in the supply chain to minimize the environmental and social impacts of our supply chain. We have already covered more than 350 suppliers under this initiative since its inception. We are also working with our downstream channel partners, dealerships and service centers for improving their sustainability performance.

Jaguar Land Rover

Jaguar Land Rover’s production facilities are subject to a wide range of increasingly strict environmental, health and safety requirements. These requirements address, among other things, air emissions, wastewater discharges, releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of wastes and hazardous materials, the investigation and clean-up of contamination, process safety and the maintenance of health and safety conditions in the workplace. Many of Jaguar Land Rover’s operations require permits and controls to monitor or reduce pollution. We have incurred, and will continue to incur, substantial ongoing capital and operating expenditures to ensure compliance with current and future environmental, health and safety laws and regulations or their more stringent enforcement. Violations of these laws and regulations could result in the imposition of significant fines and penalties, the suspension, revocation or non-renewal of Jaguar Land Rover’s permits, production delays or limitations, imposition of terms of imprisonment, or the closure of Jaguar Land Rover’s plants. Other environmental, health and safety laws and regulations could impose restrictions or onerous conditions on the availability or the use of raw materials we need for Jaguar Land Rover’s manufacturing process. Violations of these laws and regulations may occur, among other ways, from errors in monitoring the emissions of hazardous or toxic substances from Jaguar Land Rover’s vehicles or production sites into the environment, such as Jaguar Land Rover’s use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorized acts of our employees, suppliers or agents.

Jaguar Land Rover’s business and manufacturing processes result in the emission of GHGs, such as carbon dioxide. We expect the legal requirements to reduce GHGs to become increasingly more stringent and costly to address over time. For example, the European Union Emissions Trading Scheme (“EU ETS”), a European Union-wide system in which allowances to emit GHGs are issued and traded, is now in Phase IV and currently applies to our three manufacturing facilities in the United Kingdom and is in the process of being applied to our Slovakia manufacturing facility. The free allocation of EU ETS carbon allowances significantly reduces in Phase 4 of the EU ETS (starting from the end of 2020) and, as a result, we will be required to purchase an increased number of allowances, potentially at substantial cost. This forecast is subject to further evaluation based on the final terms of the Brexit negotiations and their potential impact on the regulated carbon schemes. In any event, there will be a cost to purchase increased credits in Slovakia and that will be assessed following the EU ETS permit application and issue.

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

The Carbon Reduction Commitment (“CRC”) energy-efficiency scheme ceased in 2019. In response to the loss of revenue for Her Majesty’s Treasury from the cessation of the CRC, the amount of Climate Change Levy that we pay has increased in the United Kingdom. There has been the development of the SECR, which will replace reporting under CRC and is compulsory for UK entities for their UK operations.

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

Many of Jaguar Land Rover’s sites have an extended history of industrial activity. We may be required to investigate and remediate contamination at those sites, as well as properties we formerly operated, regardless of whether we caused the contamination or the activity causing the contamination was legal at the time it occurred. For example, some of our buildings at our Solihull plant and other plants in the United Kingdom are undergoing an asbestos removal program in connection with ongoing refurbishment and rebuilding. Prior to the purchase of overseas facilities for Jaguar Land Rover, we undertook studies that informed us of the presence of contamination or otherwise in the ground prior to development. In Brazil, Jaguar Land Rover’s manufacturing site is adjacent to a facility (the “Itatiaia West” site) where organic solvent contamination of the ground had previously occurred. We have purchased the Itatiaia West site and are currently progressing relevant permits for operation and developing plans for further remediation of the organic solvent contamination. The Itatiaia West site is listed on the Environmental Regulators site (Instituto Estadual do Ambiente) as contaminated. Some of these historical issues are being addressed in conjunction with Jaguar Land Rover’s site development works while others are subject to ongoing treatment regimes.

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

Production Capacity

The following table shows our production capacity as of March 31, 2023, and production levels by plant and product type in Fiscal 2023 and Fiscal 2022:

	As of March 31, 2023	Year ended March 31,
	Production Capacity	2023	2022
		Production (Units)
Tata Motors Limited Plants in India[1]
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles	1,016,000	408,018	359,191
Tata Motors Passenger Limited
Utility Vehicles and Passenger Cars	469,200	386,506	260,306
Jaguar Land Rover[2,5]
Utility Vehicles, Passenger Cars	828,000	453,800	333,581
Other subsidiary companies’ plants (excluding Jaguar Land Rover)[3]
Medium and Heavy Commercial Vehicles, buses, bus bodies and pickup trucks	12,200	10,648	10,840
Joint operations[4] (Passenger Vehicles)	200,000	176,048	125,981

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

The following table sets forth information with respect to our principal facilities, a substantial portion of which are owned by us as of March 31, 2023. The remaining facilities are on leased premises.

Location	Facility or Subsidiary /Joint Operations Name	Principal Products or Functions
India
In the State of Maharashtra
Pune (Pimpri, Chinchwad, Hinjewadi[1], Chikhali[1], Maval)	Tata Motors Ltd., Tata Motors Passenger Vehicle Limited, Tata Passenger Electrical Mobility Limited	Automotive vehicles, components, factory automation equipment and services, R&D
Pune (Hinjewadi)[1]	Tata Technologies Ltd.	Software consultancy and services
Pune (Pimpri)[1]	TML Business Services Ltd.	Shared Services
Mumbai, Pune	Tata Motors Limited/Tata Motors Passenger Vehicle Limited/Tata Passenger Electrical Mobility Limited /Jaguar Land Rover/Tata Motors Finance Ltd.	Automobile sales and service and vehicle financing
Satara[1]	Tata Cummins Pvt. Ltd.	Automotive engines
Pune (Ranjangaon)[1]	Fiat India Automobiles Pvt. Ltd.	Automotive vehicles and components
In the State of Jharkhand
Jamshedpur1	Tata Motors Limited	Automotive vehicles, components and R&D
Jamshedpur[1] In the State of Uttar Pradesh	Tata Cummins Pvt. Ltd.	Automotive engines
Lucknow[1]	Tata Motors Ltd.	Automotive vehicles, parts and R&D
	Tata Motors Body Solutions Ltd.	Bus bodies

Location	Facility or Subsidiary / Joint Operations Name	Principal Products or Functions
In the State of Karnataka
Dharwad	Tata Motors Limited	Automotive vehicles, components, spare parts and warehousing
	Tata Motors Body Solutions Ltd.	Bus body manufacturing
In the State of Uttarakhand
Pantnagar[1]	Tata Motors Ltd.	Automotive vehicles and components
In the State of Gujarat
Sanand	Tata Motors Ltd., Tata Motors Passenger Vehicle Limited, Tata Passenger Electric Mobility Limited	Automotive vehicles and components
Rest of India
Hyderabad	TML Business Services Ltd.	Automobile sales and services
Various other properties in India	Tata Motors Ltd. /Tata Motors Finance Ltd. / Tata Motors Passenger Vehicle Limited	Vehicle financing business (office/ residential)
Outside India
Singapore	Tata Technologies Pte Ltd.	Software consultancy and services
South Korea	Tata Daewoo Commercial Vehicles Co. Ltd.	Automotive vehicles, components and R&D
Thailand	Tata Motors (Thailand) Ltd.	Pickup trucks
	Tata Technologies (Thailand) Ltd.	Software consultancy and services
United Kingdom	Tata Motors European Technical Centre	Engineering consultancy and services
United Kingdom	INCAT International PLC, Tata Technologies Europe Ltd.	Software consultancy and services
United Kingdom
Solihull	Jaguar Land Rover Limited	Automotive vehicles and components
Castle Bromwich	Jaguar Land Rover Limited	Automotive vehicles and components
Halewood	Jaguar Land Rover Limited	Automotive vehicles and components
Gaydon	Jaguar Land Rover Limited	Research and product development
Whitley	Jaguar Land Rover Limited	Headquarters and research and product development
Wolverhampton	Jaguar Land Rover Limited	Engine manufacturing
Spain	Tata Hispano Motors Carrocera S.A.	Bus body services
Morocco	Tata Hispano Motors Carrocerries Maghreb SA	Bus body manufacturing and services
South Africa	Tata Motors (SA) (Proprietary) Limited	Manufacture and assembly operations of vehicles
Indonesia	PT Tata Motors Indonesia	Distribution of vehicles
Brazil	Jaguar Land Rover Limited	Automotive vehicles and components
Slovakia	Jaguar Land Rover Slovakia s.r.o.	Automotive vehicles and components
Italy	Trilix Srl.	Automotive design and engineering
Others (e.g., United States, United Kingdom, China, Europe, Australia, Mexico)	Tata Technologies Ltd.	Software consultancy and services
	Jaguar Land Rover[2]	NSCs
Regional sales offices

Note: Excludes facilities held by our joint ventures, including the manufacturing plant held by Jaguar Land Rover Automotive Company Limited.

1.	Land at each of these locations is held under lease.
2.	NSCs are held by various subsidiaries of the Jaguar Land Rover group of companies.

A significant portion of our property, plants and equipment, except those in the United Kingdom, Brazil and Slovakia, are pledged as collateral securing indebtedness incurred by us. We believe that there are no material environmental issues that may affect our utilization of these assets.

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

On May 30, 2022, our subsidiary, TPEML, Ford India Private Limited (“FIPL”) and the Government of Gujarat signed a memorandum of understanding for the potential acquisition of FIPL’s Sanand vehicle-manufacturing facility, including (i) the land and buildings, (ii) the vehicle-manufacturing plant, machinery and equipment, and (iii) the transfer of all eligible employees of FIPL’s Sanand vehicle-manufacturing operations. It is anticipated that FIPL will operate its powertrain-manufacturing facilities by leasing back the land and buildings of the powertrain unit from TPEML. In addition, it is anticipated that TPEML would invest in new machinery and equipment that is necessary to commission and make the unit ready to produce its vehicles. With the proposed investments, TPEML would establish an installed capacity of 300,000 units per annum, which would be scalable to more than 400,000 units per annum. The transaction remains subject to the execution of definitive agreements and the receipt of relevant approvals.

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

A. Operating Results

The following tables set forth selected financial data, including selected historical financial information as of and for each of Fiscal 2023, Fiscal 2022 and Fiscal 2021, in accordance with IFRS, as issued by the International Accounting Standards Board.

The selected IFRS consolidated financial data as of March 31, 2023 and 2022 and for each of Fiscal 2023, Fiscal 2022 and Fiscal 2021 are derived from our audited IFRS consolidated financial statements included in this annual report on Form 20-F.

	2023	2023	2022	2021
	(US$ millions, except share and per share amounts)	(Rs. millions, except share and per share amounts)
Revenues	41,378	3,400,011	2,724,648	2,441,151
Finance revenues	514	42,195	41,119	40,480
Total revenues	41,891	3,442,205	2,765,767	2,481,631
Change in inventories of finished goods and work-in-progress	(582)	(47,816)	15,905	46,842
Purchase of products for sale	2,715	223,070	183,748	122,501
Raw materials, components and consumables	25,430	2,089,574	1,609,557	1,413,643
Employee cost	4,096	336,561	308,183	281,084
Defined benefit pension plan amendment past service (credit)/cost	(182)	(14,951)	—	848
Depreciation and amortization	2,932	240,886	239,317	229,638
Other expenses	8,607	707,201	579,492	470,557
Provision related to Russia market	—	—	4,287	—
Restructuring cost/(reversals) at JLR – Assets write-downs, employees and third-party obligations	(7)	(605)	—	149,943
Reversal of impairment losses in Passenger Vehicle business	—	—	—	(3,714)
Reversal of provision for onerous contracts	(7)	(610)	—	(6,630)
Reversal of impairment of assets in subsidiaries	(26)	(2,144)	(863)	—
Expenditure capitalized	(2,244)	(184,348)	(143,972)	(128,491)
Loss/(gains) on sale/write-off of assets and others (net)	64	5,259	(555)	3,095
Other (income)/loss (net)	(372)	(30,549)	(47,721)	(42,368)
Foreign exchange (gain)/loss (net)	(13)	(1,041)	806	(18,293)
Interest income	(152)	(12,512)	(6,252)	(4,925)
Interest expense	1,246	102,392	93,263	80,841
Share of (profit)/loss of equity accounted investees (net)	(41)	(3,364)	741	3,790
Net income/(loss) before tax	428	35,201	(70,167)	(116,727)
Income tax expense	(86)	(7,041)	(42,205)	(25,411)

Net income/(loss)	343	28,161	(112,372)	(142,138)

	2023		2023	2022	2021
	(US$ millions, except share and per share amounts)		(Rs. millions, except share and per share amounts)
Net income/(loss) attributable to equity holders		309	25,405	-113,699	-142,701
Net income/(loss) attributable to non-controlling interest		34	2,756	1,327	563
Dividends per share of Ordinary Shares	US$	—	Rs.—	Rs.—	Rs.—
Dividends per share of “A” Ordinary Shares	US$	—	Rs.—	Rs.—	Rs.—
Weighted average of Ordinary Shares outstanding:
Basic			3,321,146,115	3,320,402,491	3,128,268,742
Diluted			3,322,921,062	3,320,402,491	3,128,268,742
Weighted average of “A” Ordinary Shares outstanding:
Basic			508,502,896	508,502,896	508,502,896
Diluted			508,736,110	508,502,896	508,502,896
Earnings/(Loss) per share of Ordinary Shares:
Basic	US$	0.1	Rs. 6.6	Rs. (29.7)	Rs. (39.2)
Diluted	US$	0.1	Rs. 6.6	Rs. (29.7)	Rs. (39.2)
Earnings/(Loss) per share of “A” Ordinary Shares:
Basic	US$	0.1	Rs. 6.6	Rs. (29.7)	Rs. (39.2)
Diluted	US$	0.1	Rs. 6.6	Rs. (29.7)	Rs. (39.2)

	2023	2023	2022	2021
	(US$ millions, except share and per share amounts)	(Rs. millions, except number of shares)
Balance sheet data
Total assets	39,886	3,277,392	3,223,603	3,342,794
Long-term debt, net of current portion	10,793	886,850	977,484	931,020
Total equity	5,834	479,356	440,565	519,136
Number of equity shares outstanding
-Ordinary Shares		3,321,146,115	3,320,662,007	3,320,307,765
-“A” Ordinary Shares		508,502,896	508,502,896	508,502,896

All financial information discussed in this item is derived from our audited financial statements included in this annual report on Form 20-F, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board.

The following discussion covers the fiscal years ended March 31, 2023 and 2022. For the discussion covering the fiscal year ended March 31, 2021, please refer to Item 5A. of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2022, filed with the SEC on June 15, 2022.

Overview

In Fiscal 2023, our total revenue, including finance revenues, increased by 24.5% to Rs.3,442,205 million from Rs.2,765,767 million in Fiscal 2022. This increase was mainly attributable to increased vehicle volumes, mainly for Tata Commercial Vehicles and Passenger Vehicles, favorable currency translation from GBP to Indian rupees, and higher sales volumes at Jaguar Land Rover.

In Fiscal 2023, we recorded a net income (attributable to shareholders of Tata Motors Limited) of Rs.25,405 million, compared to a loss of Rs.113,699 million in Fiscal 2022. During the Fiscal 2023, on a standalone basis, Tata Motors Limited recognised Deferred Tax Assets on previously unrecognised unused unabsorbed depreciation and long term capital losses incurred in the current year based on the probability of sufficient taxable profit in future periods, mostly those arising from planned divestments which will yield capital gains against which such unabsorbed depreciation and capital loss will be set off. Accordingly, Rs.16,154.2 million deferred tax has been recognised as at March 31, 2023. The net income before tax was Rs.35,201 million in Fiscal 2023, compared to loss of Rs.70,167 million in Fiscal 2022.

We use Earnings Before Other Income, Interest and Tax, a non-IFRS measure, to assess our operating performance; a reconciliation of our consolidated Earnings Before Other Income, Interest and Tax to our consolidated net income for Fiscal 2023 and Fiscal 2022 is set forth below.

	For the year ended March 31,
	2023	2022
	(Rs. millions)
Net Income/(loss)	28,161	(112,372)
Add/(Less):
Share of (profit)/loss of equity-accounted investees (net)	(3,364)	741
Loss/(gains) on sale/write-off of assets and others (net)	5,259	(555)
Other income	(30,549)	(47,721)
Foreign exchange (gain)/loss (net)	(1,041)	806
Interest income	(12,512)	(6,252)
Interest expense	102,392	93,263
Income tax expense	7,041	42,205
Earnings Before Other Income, Interest and Tax	95,387	(29,886)

We use Free Cash Flow, a non-IFRS measure, to measure our ongoing needs for investments in plants and machinery, products and technologies; a reconciliation of our Free Cash Flow to our cash flow from operating activities for Fiscal 2023 and Fiscal 2022 is set forth below.

	Fiscal 2023	Fiscal 2022
	(Rs. millions)
Cash flow from operating activities	354,146	142,828
Add/(Less):
Payments for property, plants and equipment	(83,547)	(90,394)
Proceeds from sale of property, plants and equipment	2,850	2,301
Payment for intangible assets	(97,677)	(61,290)
Interest paid	(99,632)	(100,363)
Interest received	9,734	6,529
Dividends received from equity-accounted investees	217	—
Investments in equity-accounted investees	—	—

Free cash flow	86,091	(100,389)

We use Ratio of Net Debt to Shareholders’ Equity to measure our debt commitments; a reconciliation of our Ratio of Net Debt to Shareholders’ Equity as of March 31, 2023 and 2022 is set forth in Exhibit 7.1 to this annual report on Form 20-F.

Economy

India

Source: NSO, IMF

GDP Growth: The estimates for Indian’s economic growth are as below:

National Statistical Office (“NSO”): The growth in the real GDP during Fiscal 2023 is estimated at 7.0%, compared to 9.1% in Fiscal 2022. This is driven by the accentuated headwinds from prolonged geopolitical tensions, tightening global financial conditions and slowing external demand.

International Monetary Fund (“IMF”): Import and export volumes estimates based on the volumes computed from the current price data, deflated by the WEO price indexes and the NSO price indexes is as below:

PARTICULARS	Fiscal 2023	Fiscal 2022
IMPORT OF GOODS AND SERVICES	7.5%	9.6%
EXPORT OF GOODS AND SERVICES	23.1%	22.1%

Inflation: As per the Monetary Policy Committee (the “MPC”) of the RBI, the inflation outlook will be influenced by several factors, both global and domestic. While crude oil and commodity prices have been stabilized in recent months, their future trajectories remain uncertain, given the lingering geopolitical hostilities and the likelihood of a rebound in demand from countries reopening from pandemic-related lockdowns. Global financial markets are exhibiting volatility. Domestically, the expectations of a bumper rabi harvest augur well for the future trajectory of food inflation. On the other hand, adverse weather shocks are becoming more frequent and there is heightened uncertainty about the south-west monsoon rains. Taking into account the initial conditions, signals from forward-looking surveys and estimates from structural and other time-series models, CPI inflation is projected to average 5.2% in Fiscal 2024, assuming a normal monsoon season, a progressive normalization of supply chains, and no further exogenous or policy shocks.

Automobile Industry: According to data released by SIAM, the rate of change in industry volumes is depicted in the below table:

SEGMENT	FY 2022-23	FY 2021-22	FY 2022-23	FY 2021-22
DOMESTIC INDUSTRY	4,851,241	3,786,547	28.1%	15.5%
COMMERCIAL VEHICLE	962,347	718,155	34.3%	26.0%
PASSENGER VEHICLE	3,888,894	3,068,392	26.7%	13.2%

The Passenger Vehicle segment posted its highest ever domestic sales surpassing the previous peak in FY 2018-19 while the Commercial Vehicles segment posted its second highest domestic sales and was close to the previous peak of FY 2018-19. While FY 2022-23 began with supply chain disruptions from the Russia-Ukraine conflict, such disruptions were alleviated by efficient supply chain management. The commodity prices have also moderated. Over the longer term, favorable policy initiatives including significant investments in infrastructure called out in the Budget, the new PLI schemes to accelerate investments by the private sector, forward looking logistic & foreign trade policies and recently announced gas pricing guidelines are expected to further encourage the growth in coming years

Global economy GDP

Source: IMF

Economic Growth: The global economy appears to be poised for a gradual recovery from the powerful blows of the pandemic and of Russia’s war on Ukraine. China has reopened its economy. Supply-chain disruptions are unwinding, while the dislocations to energy and food markets caused by the war are receding. Simultaneously, the massive and synchronous tightening of monetary policy by most central banks has started to tame inflation. Conversely, the rapid rise in interest rates has contributed to stresses in parts of the financial system raising financial stability concerns. The unanticipated failures of two regional banks in the United States and the collapse of the Credit Suisse have exerted significant pressure on financial markets. The fall in fuel and energy prices, particularly in the United States, Euro area and Latin America has contributed to the decline in global headline inflation.

Commodities: Primary commodity prices declined 28.2% between August 2022 and February 2023. The decrease was led by energy commodities, down 46.4%.

Crude Oil – Crude oil prices retreated by 15.7% between August 2022 and February 2023 as the slowing global economy weakened demand. European natural gas prices declined by 76.1% amid lower consumption and high storage levels. China experienced its first annual decline in oil consumption in this century. Risks of price spikes remain somewhat elevated, however, for next winter.

Metals – Base and precious metal prices rebounded by 19.7% and 3.3%, respectively, as compared to Fiscal 2022. Prices had surged after the invasion but experienced a broad-based retreat amid slowing Chinese metal demand (accounting for roughly half of the global consumption of major metals) and monetary policy tightening. With China’s reopening and increased infrastructure spending, the prices rebounded.

China: Compounded the headwinds from property market stresses in China. Declining property sales and real estate investment posed a drag on economic activity. In January, high-frequency economic indicators started picking up as COVID-19 waves subsided.

United States: The U.S. Federal Reserve has been raising interest rates to restore price stability and bring balance to the labor market. The demand for new hires is exceeding the supply of available workers in the U.S., as the unemployment rate has fallen to its lowest level in over 50 years, and this has contributed to higher inflation. To help bring the economy back into balance, IMF analysis shows that staying the course and keeping interest rates elevated this year will tame inflation. Although these higher rates will temporarily increase unemployment, they will pave the way for stable inflation and sustainable economic growth, which will ultimately help create more jobs in the future.

Europe: GDP is projected to expand by 0.8% in 2023 and 1.4% in 2024. Headline inflation is forecasted to fall from 9.2% in 2022 to 6.4% in 2023 and 2.8% in 2024 in the EU. In the euro area, it is projected to decelerate from 8.4% in 2022 to 5.6% in 2023 and to 2.5% in 2024. The EU economy has seen a number of positive developments including the fall in the Europe’s main gas price benchmark to pre-war levels, aided by a sharp fall in gas consumption as well as continued diversification of supply sources. Despite the energy shock, the economy managed a broad stagnation instead of the 0.5% expected contraction. The unemployment rate remains at its all-time low of 6.1%. However, core inflation increased in January and consumers and businesses continue to face high energy costs and more than 90% of the core items in the HICP basket register above-average price increases. Domestic demand could turn out higher than projected, if the recent declines in wholesale gas prices pass through to consumer prices more strongly. Risks to inflation remain largely linked to developments in energy markets in the short run, but upside risks dominate in outer quarters, as a still tight labor market could result in stronger than anticipated wage pressure.

United Kingdom: GDP growth is expected to be modest at 0.3% in 2023 and is projected to increase by 0.2% in Fiscal 2024. Consumer price inflation will peak at around 10% in Fiscal 2023 due to high energy prices and continuing labor and goods supply shortages, before gradually declining 2.7% by the end of Fiscal 2024. Private consumption is expected to slow, owing to rising living costs, but will be aided by a 9.7% increase in the minimum wage and the usual uprating of welfare benefits and pensions in April 2023.

(Source: RBI, World bank, IMF, DEA, OECD, etc.)

Automotive operations

Automotive operations is our most significant operating segment, accounting for revenue in each of Fiscal 2023 and Fiscal 2022 as described below.

	Year ended March 31,		Percentage Change
	2023	2022	2022 to 2023
Total Revenues from operations (before inter-segment elimination) (Rs. millions)	3,408,986	2,739,078	24.5%
Percentage of Total revenues (%)	99.0%	99.0%	—

Our automotive operations include:

•	All activities relating to the development, design, manufacture, assembly and sale of vehicles, as well as related spare parts and accessories;

•	Distribution and services of vehicles; and

•	Financing of our vehicles in certain markets.

Our automotive operations segment is further divided into four reporting segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing. The breakup of revenue for Fiscal 2023 and Fiscal 2022, and the percentage change from period to period (before intra-segment eliminations) are set forth in the table below.

	Year ended March 31,
	2023	2022	Change
	(Rs. Millions)		(%)
Tata Commercial Vehicles	705,610	519,017	36.2%
Tata Passenger Vehicles	477,349	309,172	54.4%
Jaguar Land Rover	2,216,134	1,864,426	18.9%
Vehicle Financing	44,746	44,204	1.2%

Total	3,443,839	2,736,819

For further details, see Item 5.A “Operating and Financial Review and Prospects—Operating Results—Fiscal 2023 Compared to Fiscal 2022—Revenue.”

Other operations

Our other operations business segment mainly includes information technology services, machine tools and factory automation solutions. Our revenue from other operations before inter-segment eliminations was Rs.48,015 million in Fiscal 2023, an increase of 26.2% from Rs.38,041 million in Fiscal 2022. Revenues from other operations represented a similar 1.4% of our total revenues, before inter-segment eliminations, in both Fiscal 2023 and Fiscal 2022. Earnings Before Other Income, Interest and Tax before inter-segment eliminations were Rs.7,850 million and Rs.6,146 million in Fiscal 2023 and Fiscal 2022, respectively.

Geographical Breakdown

In Fiscal 2023, the volume and percentage of revenues in India have improved from Fiscal 2022 levels. The revenue of Jaguar Land Rover increased across most geographical markets in Fiscal 2023. Jaguar Land Rover wholesale volumes increased in all regions, including in China (increased 8.5% year-on-year), Europe (increased 14.1%), North America (increased 2.9%) and the UK (increased 8.7%) in Fiscal 2023. Further, we are present across the Globe with well diversified product portfolio.

The following table sets forth our revenue in millions of Indian rupees and percentage of total revenue from our key geographic markets:

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

•

Interest rates and availability of credit for vehicle purchases. Our volumes depend significantly on the availability of vehicle-financing arrangements and their associated costs. For further discussion of our credit support programs, see Item 4.B “Information on the Company—Business Overview—Overview of Automotive Operations.”

•

Goods and service tax rates/excise duties and sales tax rates. In India, the goods and service tax, the excise duties and sales tax rate structures affect the cost of vehicles to the end user and, therefore, impact demand significantly. For more information on taxes applicable to us, please see Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Indian Taxes.”

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

•

Pricing pressures. Similar to other major automotive companies, we face significant pricing pressures, as competitors offer customers and dealers price reductions in order to stimulate demand, which may, in turn, adversely affect our results of operations. See Item 3.D “Key Information—Risk Factors—Risks Associated with Our Business and the Automotive Industry.”

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

•

New products. During Fiscal 2023, we launched over 40 products and 150 variants in our Commercial Vehicles business. We launched India’s first CNG-powered Medium & Heavy Commercial Vehicle (M&HCV) truck with introduction of a new-age, Advanced Driver Assistance System (ADAS), and enrichment of our bestselling range of Prima, Signa and Ultra trucks with world-class features to enhance driving comfort. A new series of advanced Intermediate & Light Commercial Vehicle (I&LCV) tippers and trucks were also launched to service the evolving multi-application needs, especially of the rapidly growing logistics and infrastructure sectors. The notable product launches in SCV and pickup segment also include Intra V20 bi-fuel ,Intra V50, Yodha 2.0. For Passenger Vehicles segment, we introduced exiting variants to our existing product range including Tigor XM iCNG, Tiago NRG iCNG, Nexon XM+(S), #Jet edition for Nexon, Harrier and Safari. We also launched    #DARK range for Nexon, Harrier and Safari. These new products are enhanced with premium features with an adaptive User Interface boasting of a new look and feel, a desirable larger Infotainment Screen of 26.03 cm and 10 new ADAS features. In EV’s, we launched Tiago EV, India’s first EV in the hatchback segment. We also extended the range of Nexon EV Max to 453 kms, and introduced Nexon EV Prime with enhanced features. See Item 3.D “Key Information—Risk Factors—Risks Associated with Our Business and the Automotive Industry” and Item 4.B “Information on the Company—Business Overview—Research and Development”.

•

Foreign Currency Rates. Our operations and our financial position are quite sensitive to fluctuations in foreign currency exchange rates. Jaguar Land Rover earns significant revenue in the United States, Europe and China, and also sources a significant portion of its input materials from Europe. Thus, an exchange rate fluctuation of GBP to Euro, GBP to U.S. dollar or GBP to any other currency would affect our financial results. We have significant borrowings in foreign currencies denominated mainly in U.S. dollars. Our consolidated financial results are affected by foreign currency exchange fluctuations through both translation and transaction risks. Changes in foreign currency exchange rates may positively or negatively affect our revenues, results of operations and net income. To the extent that our financial results for a particular period will be affected by changes in the prevailing exchange rates at the end of the period, such fluctuations may have a substantial impact on comparisons with prior periods. Furthermore, Jaguar Land Rover constitutes a major portion of our consolidated financial position, the figures of which are translated into Indian rupees. However, the translation effect is a reporting consideration and does not impact our underlying results of operations. Please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk”, and Note 39(d)(i)–(a) to our consolidated financial statements included elsewhere in this annual report on Form 20-F for further details on our exposure to fluctuations in foreign currency exchange rates.

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

Results of Operations

The following table sets forth selected items from our consolidated statements of income for the periods indicated and shows these items as a percentage of revenue:

	(Rs. millions)		Percentage of Total Revenue
	Year ended March 31,		Year ended March 31,		Percentage Change
	2023	2022	2023	2022	2022 to 2023
Total revenues	3,442,205	2,765,767	100	100	24.5
Raw materials, components and purchase of product for sale (including change in inventories of finished goods and work-in-progress)	2,264,828	1,809,209	65.8	65.4	25.2
Employee cost	336,561	308,183	9.8	11.1	9.2
Defined benefit pension plan amendment past service (credit)/cost	(14,951)	—	(0.4)	—	(100.0)
Depreciation and amortization	240,886	239,317	7.0	8.7	0.7
Other expenses	707,201	579,492	20.5	21	22.0
Restructuring costs/(reversals) at JLR—Asset write-downs, employees and third-party obligations	(605)	—	(0.0)	—	(100.0)
Provision related to Russia Market	—	4,287	—	0.2	(100.0)
Reversal of provision for onerous contracts	(610)	—	(0.0)	—	(100.0)
Reversal of impairment of assets in subsidiaries	(2,144)	(863)	(0.1)	— *	148.4
Expenditure capitalized	(184,348)	(143,972)	(5.4)	(5.2)	28.0
Loss/(gains) on sale/write-off of assets and others (net)	5,259	(555)	0.2	— *	(1,047.5)
Other (income)/loss (net)	(30,549)	(47,721)	(0.9)	(1.7)	(36.0)
Foreign exchange (gain)/loss (net)	(1,041)	806	(0.0)	— *	(229.1)
Interest income	(12,512)	(6,252)	(0.4)	(0.2)	100.1
Interest expenses	102,392	93,263	3.0	3.4	9.8
Share of (profit)/loss of equity-accounted investees (net)	(3,364)	741	(0.1)	— *	(554.0)
Net income/(loss) before tax	35,201	(70,167)	1.0	(2.5)	(150.2)
Income tax (expense)	(7,041)	(42,205)	(0.2)	(1.5)	(83.3)
Net income/(loss)	28,161	(112,372)	0.8	(4.1)	(125.1)
Net income/(loss) attributable to shareholders of Tata Motors Limited	25,405	(113,699)	0.7	(4.1)	(122.3)
Net income attributable to non-controlling interests	2,756	1,327	0.1	— *	107.7

*Less than 0.1%.

The following table sets forth selected data regarding our automotive operations (Tata Commercial Vehicles, Tata Passenger Vehicles, Vehicle Financing and Jaguar Land Rover) for the periods indicated and the percentage change from period to period (Before intra-segment eliminations and before inter-segment eliminations):

	Total Revenues (Rs. millions)		Earnings/(loss) Before Other Income, Interest and Tax (Rs. millions)		Earnings Before Other Income, Interest and Tax (% of revenue)
	Fiscal 2023	Fiscal 2022	Fiscal 2023	Fiscal 2022	Fiscal 2023	Fiscal 2022
Tata Commercial Vehicle	705,610	519,017	31,387	(3,561)	4.4%	(0.7)%
Tata Passenger Vehicle	477,349	309,172	3,610	(13,174)	0.8%	(4.3)%
Jaguar Land Rover	2,216,134	1,864,426	39,742	(41,624)	1.8%	(2.2)%
Vehicle Financing	44,745	44,204	14,504	23,163	32.4%	52.4%
Unallocable	2,639	2,259	(2,792)	(1,375)	—	—

Total	3,446,478	2,739,078	86,451	(36,571)	2.5%	(1.3)%

The following table sets forth selected data regarding other operations for the periods indicated and the percentage change from period to period (before inter-segment eliminations):

	Total Revenues (Rs. million)		Earnings/(loss) Before Other Income, Interest and Tax (Rs. million)		Earnings Before Other Income, Interest and Tax (% of revenue)
Other Operations	48,014	38,041	7,849	6,146	16.3	16.2

Fiscal 2023 Compared to Fiscal 2022

Revenue

Our total consolidated revenue from operations, including finance revenue, increased by 24.5% to Rs.3,442,205 million in Fiscal 2023 from Rs.2,765,767 million in Fiscal 2022. Revenue from the sale of vehicles increased to Rs.2,900,069 million in Fiscal 2023 compared to Rs.2,271,620 million, an increase of 27.7%. We sold 1,284,898 vehicles in Fiscal 2023, compared to 1,033,904 vehicles in Fiscal 2022, an increase of 24.3%. The revenue of our Tata brand vehicles increased by 38.3% to Rs.1,148,105 in Fiscal 2023 from Rs.830,448 million in Fiscal 2022, mainly due to increased volumes both in the commercial vehicles and passenger vehicles segments. The revenue from Tata Commercial Vehicles increased by 36.0%, and revenue from Tata Passenger Vehicles increased by 51.8% in Fiscal 2023 from Fiscal 2022 levels.

Our revenues from sales of vehicles and spare parts manufactured in India increased by 70.3% to Rs.791,106 million in Fiscal 2022 from Rs.464,528 million in Fiscal 2021, mainly due to increased vehicle volumes as discussed above.

Tata Passenger Vehicle:

The revenue from Passenger Vehicles in India has increased by 26.6% to Rs.83,305 million in Fiscal 2023 from Rs.65,792 million in Fiscal 2022. Revenue from Electric Vehicles increased to Rs.65,863 million in Fiscal 2023 from Rs.25,774 million in Fiscal 2022, and Utility Vehicles increased by 45.2% to Rs.239,354 million in Fiscal 2023 from Rs.164,900 million in Fiscal 2022. The increase in Passenger Vehicles was mainly on account of pent-up demand, better products and safety features of our New Forever range of vehicles.

Tata Commercial Vehicle:

The revenue from Commercial Vehicles in the ILCVs category increased by 40.3% to Rs.87,460 million in Fiscal 2023 from Rs.62,332 million in Fiscal 2022. The SCVs & Pickups category in India increased by 20.2% to Rs.74,162 million in Fiscal 2023 from Rs.61,685 in Fiscal 2022. Further, revenues from the MHCV category increased by 44.4% to Rs.314,288 million in Fiscal 2022 from Rs.217,594 million in Fiscal 2022, and CV Passenger Vehicles category revenue increased by 135.5% to Rs.46,589 million in Fiscal 2023 from Rs.19,785 million in Fiscal 2022. The revenue of commercial vehicles at the overall level increased, due to an increase in infrastructure projects, housing construction and the mining segments in India, and increased demand from e-commerce players due to the necessity for last-mile distributions.

Revenue attributable to TDCV increased by 3.6% to Rs.55,021 million in Fiscal 2023 from Rs.53,096 million in Fiscal 2022. TDCV witnessed flat sales of 9,493 units in Fiscal 2023 from 9,454 units in Fiscal 2022. In the South Korea market, volume witnessed a degrowth of 13.8% from 7,400 units in Fiscal 2022 to 6,381 units in Fiscal 2023 mainly due to the downturn in the domestic economy in the second half of the year. Decline in domestic sales was compensated by strong export growth of 51.5% from 2,054 units in Fiscal 2022 to 3,112 units in Fiscal 2023.

Vehicle Financing:

Revenue from our Vehicle Financing operations increased marginally by 1.2% to Rs.44,745 million in Fiscal 2023 compared to Rs.44,204 million in Fiscal 2022.

Jaguar and Land Rover:

The revenue of our Jaguar Land Rover business increased by 18.9% to Rs.2,216,134 in Fiscal 2023 from Rs.1,864,427 million in Fiscal 2022. This increase was after an unfavorable translation of Rs.113,154 million from GBP to Indian rupees in Fiscal 2023. Excluding currency translation, the revenue of Jaguar Land Rover increased by 24.5% to GBP22,809 million in Fiscal 2023 from GBP18,320 million in Fiscal 2022. Jaguar Land Rover wholesale volumes improved across all key regions in Fiscal 2023, up 9.2% year-on-year compared to Fiscal 2022. Jaguar brand vehicles sales were 42,720 units in Fiscal 2023 from 49,510 units in Fiscal 2022, a decrease of 13.7%. However, Land Rover vehicles sales increased from 244,672 units in Fiscal 2022 to 278,642 units in Fiscal 2023, an increase of 13.9% (volumes excluding the China Joint Venture). The increase in revenue is also driven by mix improvement.

Revenue from other operations (before inter-segment eliminations) increased by 26.2% in Fiscal 2023 from Fiscal 2022. Revenues from other operations represented 1.4% of our total revenues, before inter-segment eliminations, in Fiscal 2023 and Fiscal 2022, respectively.

Cost and Expenses

Raw Materials, Components and Purchase of Products for Sale (including change in inventories of finished goods and work-in-progress) (“material costs”)

Material costs increased by 25.2% to Rs.2,264,828 million in Fiscal 2023 from Rs.1,809,209 million in Fiscal 2022 in line with an increase in revenue. The material cost as a percentage of total revenue increased to 65.8% in Fiscal 2023, compared to 65.4% in Fiscal 2022.

Tata Commercial vehicles:

Material costs for Tata Commercial Vehicles increased by 32.1% to Rs.528,280 million in Fiscal 2023 from Rs.399,990 million in Fiscal 2022, due to an increase in volumes. The material costs as a percentage of total revenue decreased to 74.6% in Fiscal 2023, compared to 76.5% in Fiscal 2022, primarily due to improved product mix.

Material costs for the ILCVs category increased by 32.6% to Rs.71,655 million in Fiscal 2023, compared to Rs.54,037 million in Fiscal 2022, and for SCVs & Pickups increased by 16.4% to Rs.63,394 million in Fiscal 2023, compared to Rs.54,444 million in Fiscal 2022, mainly due to increase in volumes. Material costs for the MHCVs category increased by 37.0% to Rs.246,241 million in Fiscal 2023, compared to Rs.179,784 million in Fiscal 2022 and for CV Passenger Vehicles substantially increased to Rs.39,741 million in Fiscal 2023, compared to Rs.17,067 million in Fiscal 2022. The increase was mainly due to an increase in volumes. The material costs as a percentage of revenue decreased to 80.6% in Fiscal 2023, compared to 84.5% in Fiscal 2022, primarily due to increases commodity prices and product mix.

Material costs remained flat at Rs.35,280 million in Fiscal 2023 as compared to Rs.35,222 million in Fiscal 2022 for TDCV. As a percentage of total revenue, material costs increased to 62.0% in Fiscal 2023, compared to 62.5% in Fiscal 2022, reflecting commodity price increases, offset by product mix.

Tata Passenger vehicles:

Material costs for Tata Passenger Vehicles increased by 42.7% to Rs.368,330 million in Fiscal 2023 from Rs.258,200 million in Fiscal 2022, due to increased volumes. The material costs as a percentage of total revenue decreased to 76.9% in Fiscal 2023, compared to 81.9% in Fiscal 2022, primarily due to improved product mix.

For our Passenger Vehicle segment of India operations, material costs of Passenger Cars increased to Rs.73,827 million in Fiscal 2023, compared to Rs.60,724 million in Fiscal 2022, in line with an increase in revenues. Electric Vehicles increased to Rs.62,129 million in Fiscal 2023 compared to Rs.23,012 million in Fiscal 2022 and Utility Vehicles increased to Rs.115,544 million in Fiscal 2023, compared to Rs.74,831 million in Fiscal 2022. The increase in material costs is mainly due to increased sales volumes. The material costs as a percentage of revenue decreased to 85.5% in Fiscal 2023, compared to 86.5% in Fiscal 2022, primarily due to better product mix.

Jaguar Land Rover:

At our Jaguar Land Rover operations, material costs in Fiscal 2023 increased by 18.9% to Rs.1,360,316 million from Rs.1,143,780 million in Fiscal 2022. The increase was partially offset by a favorable currency translation from GBP to Indian rupees of Rs.69,493 million. Excluding currency translation, material costs attributable to our Jaguar Land Rover operations increased by 24.6% to £14,008 million in Fiscal 2023 from £11,239 million in Fiscal 2022, mainly due to a 9.2% increase in sales volume and a change in the product mix. Material costs at our Jaguar Land Rover operations as a percentage of revenue remains almost constant at 61% in Fiscal 2023 versus Fiscal 2022 (in GBP terms). The mix and pricing improvement have offset the impact of material cost pressures.

Employee Costs

Our employee costs increased by 9.2% in Fiscal 2023 to Rs.336,561 million from Rs.308,183 million in Fiscal 2022, including the foreign currency translation impact from GBP to Indian rupees as discussed below.

Our permanent employee headcount increased by 11.1% as at March 31, 2023, to 81,811 employees from 73,608 employees as at March 31, 2022. The average temporary headcount has decreased to 36,082 employees in Fiscal 2023 from 40,717 employees in Fiscal 2022.

The employee costs for Tata Commercial Vehicles and Tata Passenger Vehicles increased by 15.8% to Rs.67,955 million in Fiscal 2023 from Rs.58,665 million in Fiscal 2022, mainly due to yearly increments and an increase in temporary headcount. Employee costs at Tata Motors Ltd, increased by 11.6% to Rs.38,673 million in Fiscal 2023 from Rs.34,657 million in Fiscal 2022, mainly due to annual increments and increase in production. The permanent headcount decreased by 4% as to 35,332 employees as of March 31, 2023 from 36,854 employees as of March 31, 2022.

Tata Commercial vehicles:

The employee costs for Tata Commercial Vehicles increased by 14.1% to Rs.42,730 million in Fiscal 2023 from Rs.37,450 million in Fiscal 2022, mainly due to yearly increments and increase in temporary headcount.

Employee costs at Tata Motors Ltd, increased by 11.6% to Rs.38,673 million in Fiscal 2023 from Rs.34,657 million in Fiscal 2022, mainly due to annual increments and increase in production. The permanent headcount decreased by 4% as to 35,332 employees as of March 31, 2023 from 36,854 employees as of March 31, 2022.

Employee costs at TDCV increased by 5.7% to Rs.8,317 million in Fiscal 2023 from Rs.7,869 million in Fiscal 2022, primarily due to annual increments given during Fiscal 2023.

Tata Passenger vehicles:

Employee costs of Tata Motors Passenger Vehicles increased by 35.5% to Rs.17,230 million in Fiscal 2023 from Rs.12,720 million in Fiscal 2022, mainly due to an increase in headcount, annual increments and an increase in production.

Employee costs of Tata Motors Passenger Vehicles Ltd increased by 34.0% to Rs.13,085 million in Fiscal 2023 from Rs.9,768 million in Fiscal 2022, mainly due to an increase in headcount by 26.5%, annual increments and an increase in production.

Jaguar Land Rover:

The employee costs at Jaguar Land Rover increased by 6.1% to Rs.244,577 million (GBP2,524 million) in Fiscal 2023 from Rs.230,583 million (GBP2,265 million) in Fiscal 2022. The Average headcount increased by 6.6% (average 38,379 in Fiscal 2023 compared to average 36,031 in Fiscal 2022). The increase was partially offset by favorable foreign currency translation impact from GBP to Indian rupees of Rs.12,519 million. Employee costs as a percentage of revenue decreased to 11.1% in Fiscal 2023 from 12.4% in Fiscal 2022 (in GBP terms).

Defined Benefit Pension Plan Amendment

During Fiscal 2023, Jaguar Land Rover has recognized a pension past service credit of Rs.14,951 million (£155 million) due to the change in the inflation index from RPI to CPI.

Depreciation and Amortization

Our depreciation and amortization expenses increased by 0.7% to Rs.240,886 million in Fiscal 2023 as compared to Rs.239,317 million in Fiscal 2022, the breakdown of which is as follows:

	Year ended March 31,
	2023	2022
	(Rs. millions)
Depreciation	115,837	108,456
Amortization	113,974	119,701
Amortization of Leased Assets (RTU)	11,075	11,160

Total	240,886	239,317

Other Expenses

Other expenses increased by 22.0% in Fiscal 2023, offset by favorable foreign currency translation of GBP to Indian rupees of Rs.23,698 million pertaining to Jaguar Land Rover. The major components of expenses are as follows:

				Percentage of Total Revenue
	Year ended March 31,		% Change	Year ended March 31,
	2023	2022		2023	2022
	(Rs. millions)
Freight and transportation expenses	75,476	62,780	20.2	2.2	2.3
Works operation and other expenses	268,730	213,834	25.7	7.8	7.7
Publicity	60,354	48,637	24.1	1.8	1.8
Allowance for trade and other receivables, and finance receivables	20,860	14,266	46.2	0.6	0.5
Warranty and product liability expenses	104,973	88,416	18.7	3.0	3.2
Research and product development cost	106,620	92,095	15.8	3.1	3.3
Stores, spare parts and tools consumed	16,096	14,461	11.3	0.5	0.5
Processing charges	17,859	14,065	27.0	0.5	0.5
Power and fuel	25,133	21,783	15.4	0.7	0.8
Repairs to building and plant and machinery	6,682	4,998	33.7	0.2	0.2
Insurance	4,419	4,158	6.3	0.1	0.2
Total	707,201	579,492	22.0	20.5	21.0

1.

Freight and transportation expenses increased by 20.2% in Fiscal 2023. This was partially offset by favorable currency translation of Rs.3,125 million from GBP to INR. At Jaguar Land Rover freight and transportation expenses were increased from GBP485 million in Fiscal 2022 to GBP630 million in Fiscal 2023, mainly due to increase in sales volume. For India operations, expenses increased by 7.3% from Rs.12,540 million in Fiscal 2022 to Rs.13,460 million in Fiscal 2023 contributed by an increase in Commercial Vehicles at 11.3% from Rs.10,260 million in Fiscal 2022 to Rs.11,420 million in Fiscal 2023, offset by decrease in Passenger Vehicles expenses by 10.7% from Rs.2,280 million in Fiscal 2022 to Rs.2,040 million in Fiscal 2023. As a % to revenue, freight and transportation expenses was 2.2% in Fiscal 2023, as compared to 2.3% in Fiscal 2022.

2.

Our works operation and other expenses represented 7.8% and 7.7% of total revenue in Fiscal 2023 and Fiscal 2022, respectively. Other expenses mainly relate to volume-related expenses at Jaguar Land Rover and Tata Commercial and Passenger vehicles. In absolute terms, the expenses increased to Rs.268,730 million in Fiscal 2023 from Rs.213,834 million in Fiscal 2022, mainly on account of miscellaneous contract job/outsourcing expenses.

3.

Publicity expenses remain constant at 1.8% of our total revenues in both Fiscal 2023 and Fiscal 2022. Publicity expenses at Jaguar Land Rover increased to GBP509 million (2.2% of the revenue) in Fiscal 2023, compared to GBP402 million (2.2% of revenue) in Fiscal 2022. In addition to routine product and brand campaigns, we incurred expenses relating to new product introduction campaigns in Fiscal 2023, mainly for the New Range Rover at Jaguar Land Rover and the new dark variants at Tata Motors India operations.

4.

The allowances for finance receivables are related to the Vehicle Financing segment. These allowances mainly reflect provisions for the impairment of vehicle loans which increased by 55.9% to Rs.20,392 million for Fiscal 2023, compared to Rs.13,076 million in Fiscal 2022. The increase is mainly due to higher provisions for our restructured portfolio. The allowances for trade and other receivables were Rs.806 million in Fiscal 2023, compared to Rs.1,513 million in Fiscal 2022. The decrease is primarily on account of reversal of excess provision made in earlier years, due to recovery.

5.

Warranty and product liability expenses represented 3.0% and 3.2% of our total revenues in Fiscal 2023 and Fiscal 2022, respectively. Warranty expenses at Jaguar Land Rover increased to GBP885 million (3.9% of the revenue) in Fiscal 2023, compared to GBP748 million (4.1% of revenue) in Fiscal 2022, mainly due to increased retailer guidance, guided diagnostics enhancement, proactive issue detection, prioritization and resolution coming from charge initiatives, quality improvements in vehicles and the implementation of other business enhancement activities. For Tata Commercial vehicles (India Operations), expenses increased by 38.9% to Rs.9,962 million in Fiscal 2023 from Rs.7,714 million in Fiscal 2022. For Tata Passenger vehicles (India Operations), expenses increased by 103.1% to Rs.3,351 million in Fiscal 2023 from Rs.1,650 million in Fiscal 2022. The increase is mainly due to higher volumes. Warranty for Tata Commercial Vehicles remains at 1.5% in Fiscal 2022 and Fiscal 2023, whereas for Tata Passenger Vehicles partially decreased from 0.7% in Fiscal 2022 to 0.5% in Fiscal 2023.

6.

Research and product development costs represent research costs and costs pertaining to minor product enhancements, refreshes and upgrades to existing vehicle models. These costs stood at 3.1% and 3.3% of total revenues for Fiscal 2023 and Fiscal 2022, respectively. The increase in expenses is due to many projects in the pre-capitalization gateway in Fiscal 2023.

Reversal of Impairment of Assets in Subsidiaries

As part of slump sale (passenger vehicle undertaking), the investments in wholly-owned overseas subsidiaries engaged in designing services namely Tata Motors European Technical Centre PLC (TMETC) and Trilix S.r.l (Trilix) have been transferred to Tata Motors Passenger Vehicle Limited, a wholly-owned subsidiary, with effect from January 1, 2022. These subsidiaries were then transferred to Tata Passenger Electric Mobility Ltd., another wholly-owned subsidiary of the Company. During Fiscal 2023, the Company reassessed the recoverable value of assets belonging to Tata Motors European Technical Centre PLC (TMETC) and, accordingly, provision for impairment towards the assets was reversed, amounting to Rs.2,144 million. (£23.57 million) (2022: Nil). During Fiscal 2022, we reassessed the recoverable value of TMETC business and accordingly reversed the provision of impairment of Rs.382 million (GBP3.8 million) and also reversed the impairment to the tune of Rs.481 million (EUR 5.6 million) with respect to Trilix.

Provisions related to Russia Market

For Fiscal 2022, there was a provision of Rs.4,287 million (GBP43 million) in relation to customer liabilities arising from sanctions imposed against Russia by many countries, which prevented the shipment of vehicles and certain parts to the market.

Restructuring Cost at Jaguar Land Rover—Assets Write-downs, Employees and Third-Party Obligations

The Reimagine Strategy, approved by the Jaguar Land Rover board on February 11, 2021, targets the production of more sustainable and fully electric luxury vehicles, including the goal of having a fully electric fleet of luxury vehicles by the end of the decade and 100% of sales from pure BEVs by 2036, as well as striving toward achieving net zero carbon emissions across its supply chain, among other environmentally driven strategies by 2039. This revised strategy, particularly the cancellation of the MLA-Mid architecture, resulted in a charge being recognized comprising: (a) asset write-downs of GBP952 million (Rs.96,061 million) in relation to models cancelled, and (b) restructuring costs of GBP534 million (Rs.53,882 million), including costs of GBP526 million (Rs.53,123 million) in accruals to settle legal obligations on work performed to date and provisions for redundancies and other third-party obligations and the defined benefit past service cost of GBP7.5 million (Rs.759 million). In Fiscal 2023, reversal of GBP6 million (Rs.605 million) has been taken for redundancies and other third-party obligations.

Reversal of provision for onerous contracts

During Fiscal 2023, we reassessed the provision related to certain onerous contracts, and based on the revised volume outlook, a reversal of the provision aggregating Rs.610 million has been provided.

Expenditure Capitalized

Expenditure capitalized represents employee costs, stores and other manufacturing supplies and other work expenses incurred mainly toward product development projects. Considering the nature of our industry, we continually invest in the development of new products to address safety, emissions and other regulatory standards. The expenditure capitalized increased by 28.0%. This increase is also due to unfavorable foreign currency translation impact from GBP to Indian rupees of Rs.3,605 million pertaining to Jaguar Land Rover.

Loss / (Gains) on Sale / Write-off of Assets and Others (net)

We have written off certain property, plant and equipment and intangible assets amounting to Rs.5,005 million and Rs.367 million for Fiscal 2023 and Fiscal 2022, respectively and recorded a loss/(gain) on sale of assets of Rs.95 million and Rs.(922) million for the year ended March 31, 2023 and 2022.

Other (income)/loss (net)

Other income was Rs.30,549 million in Fiscal 2023, compared to Rs.47,721 million in Fiscal 2022.

•	The loss on change in the fair value of commodity derivatives was Rs.14,148 million in Fiscal 2023, compared to the gain of Rs.13,706 million in Fiscal 2022, mainly at Jaguar Land Rover.

•	Marked-To-Market (MTM) gain on investments fair valued through profit or loss of Rs.933 million in Fiscal 2023, compared to a gain of Rs.529 million in Fiscal 2022.

•	Miscellaneous income remains flat at Rs.17,711 million in Fiscal 2022, from Rs.17,624 million in Fiscal 2022.

•

Incentives were Rs 22,540 million in Fiscal 2023, compared to Rs.13,383 million in Fiscal 2022. Government incentives includes exports and other incentives of Rs.7,361 million and Rs.3,970 million received by foreign subsidiaries on the tax credit on qualifying expenditure for R&D in Fiscal 2023 and Fiscal 2022, respectively.

•	Profit on sale of investments measured at fair value through profit or loss was Rs.3,049 million in Fiscal 2023, compared to Rs.2,137 million in Fiscal 2022.

For further details, see Note 34 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Foreign Exchange (Gain) / Loss (net)

We had a net foreign exchange gain of Rs.1,041 million in Fiscal 2023, compared to a loss of Rs.806 million in Fiscal 2022.

•

Jaguar Land Rover recorded an exchange gain of Rs.1,547 million in Fiscal 2023, compared to Rs.590 million in Fiscal 2022. There was a net exchange loss on senior notes and other borrowings of GBP209 million in Fiscal 2023, compared to GBP141 million in Fiscal 2022, due to GBP weakening against USD and EUR in Fiscal 2022. There is a loss of GBP164 million in Fiscal 2023, compared to a gain of GBP48 million in Fiscal 2022, due to fluctuations in foreign currency exchange rates on derivatives contracts that are not hedge accounted and natural hedges of debt, mainly reflecting a stronger U.S. dollar and Euro.

•

For our India operations, we incurred a net exchange loss of Rs.3,081 million in Fiscal 2023, compared to Rs.1,685 million in Fiscal 2022, mainly attributable to foreign currency-denominated borrowings.

Interest Income

Interest income increased to Rs.12,512 million in Fiscal 2023, compared to Rs.6,252 million in Fiscal 2022, mainly due to increases in short-term fixed deposits at both Tata Motors Limited (including Passenger and Electric Vehicles) and Jaguar Land Rover. Further, at Tata Motors Limited, most of the dealers were cash and carry, reducing the credit period.

Interest Expense

Our interest expense (net of interest capitalized) increased by 9.8% to Rs.102,392 million in Fiscal 2023 from Rs.93,263 million in Fiscal 2022. As a percentage of total revenues, interest expense represented 3.0% and 3.4% in Fiscal 2023 and Fiscal 2022, respectively. The interest expense (net) for Jaguar Land Rover was GBP507 million (Rs.48,982 million) in Fiscal 2023, compared to GBP369 million (Rs.37,574 million) in Fiscal 2022. The increase in interest expense primarily reflects interest accrued on increased indebtedness, which included the new EUR€500 million and US$500 million unsecured bonds issued in Fiscal 2022. For Tata Commercial Vehicles and Tata Passenger Vehicles, interest expense was Rs 27,951 million in Fiscal 2023 compared to Rs.27,922 million in Fiscal 2022, reflecting a decrease in borrowings offset by increase in interest rates. For the Vehicle Financing business, interest expense increased by 6.1% to Rs.28,885 million in Fiscal 2023 from Rs.27,189 million in Fiscal 2022, mainly due to the higher cost of borrowings.

See Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” of this annual report on Form 20-F for additional details on our debt-financing arrangements.

Share of (Profit) / Loss of Equity-accounted Investees and Non-controlling Interests in Consolidated Subsidiaries, net of tax

In Fiscal 2023, our share of profit of equity-accounted investees reflected a profit of Rs.3,364 million, compared to a loss of Rs.741 million in Fiscal 2022. Our share of profit (including other adjustments) in the China Joint Venture in Fiscal 2023 was Rs.1,444 million, compared to a loss of Rs.2,055 million in Fiscal 2022. Profits were increased further, mainly due to profits of Rs.1,920 million in other immaterial associates, mainly Tata Autocomp Systems Ltd. and Tata Hitachi Construction Machinery Company Ltd in Fiscal 2023 compared to Rs.1,314 million in Fiscal 2022. The profit was mainly due to an increase in sales volumes and better business performance.

The share of non-controlling interests in consolidated subsidiaries increased to Rs.2,756 million in Fiscal 2023 from Rs.1,327 million in Fiscal 2022, mainly due to increased profits of TTL.

Income Taxes

Our income tax expense was Rs.7,041 million in Fiscal 2023, compared to Rs.42,205 million in Fiscal 2022, resulting in consolidated effective tax rates of 20.0% and 60.2%, for Fiscal 2023 and Fiscal 2022, respectively. Tax rates applicable to individual entities increased from 13.6% in Fiscal 2022 to 29.4% in Fiscal 2023.

There is a significant decrease in our tax expense as referred to above due to the following reasons:

•

During Fiscal 2023, Tata Motors Limited recognised Deferred Tax Assets on previously unrecognised unused unabsorbed depreciation and long term capital losses incurred in the current year based on the probability of sufficient taxable profit in future periods, mostly those arising from planned divestments which will yield capital gains against which such unabsorbed depreciation and capital loss will be set off. Accordingly, Rs.16,154 million deferred tax has been recognised as at March 31, 2023.

•

During Fiscal 2023, Tata Motors Ltd utilized tax losses of Rs.3,647 million, whereas in Fiscal 2022, business losses for Tata Motors Limited was offset against the capital gains on sale of PV Business and thus resulted in utilization of tax losses amounting to Rs.5,853 million. The tax losses utilized in Fiscal 2023 for certain subsidiaries and joint operations was Rs.1,827 million as compared to Rs.1,400 million in Fiscal 2022.

•

In Fiscal 2023, the amount of deferred tax assets not recognized because realization was not probable was Rs.6,922 million, compared to Rs.35,282 million in Fiscal 2022. Of this amount, GBP34 million (Rs.3,445 million) pertained to JLR in Fiscal 2023, compared to GBP331 million (Rs.33,803 million) in Fiscal 2022, mainly due to an inability to recognize deferred tax assets due to our current UK loss profile. The remaining amount pertains to other subsidiaries.

•	There is tax charge on undistributed earnings of subsidiaries amounting to Rs.6,023 million in Fiscal 2023 as compared to Rs.4,073 million in Fiscal 2022, due to increased profitability.

•

During Fiscal 2022, Tata Motors Ltd has transferred its Passenger Vehicle Business to a subsidiary on a slump sale basis as defined under section 2(42C) of the Indian Tax Act, 1961. This has resulted in Capital gains tax of Rs.12,829 million. However, due to the set-off of brought-forward unabsorbed depreciation against the capital gains, there is no capital gains tax payable on the same.

For further details, see Note 20 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Net Income

Our consolidated net income in Fiscal 2023, excluding shares of non-controlling interests, is Rs.25,405 million, as compared to a loss of Rs.113,699 million in Fiscal 2022. This was mainly the result of the following factors:

•

Earnings before other income (excluding Incentives), finance cost, foreign exchange gain/(loss) (net), exceptional items and tax for Jaguar Land Rover is a profit of Rs.34,817 million in Fiscal 2023, compared to a loss of Rs.4,394 million in Fiscal 2022. During Fiscal 2023, Jaguar Land Rover has recognized a pension past service credit of Rs.14,951 million (£155 million) due to the change in the inflation index from RPI to CPI.

•

Earnings before other income (excluding Incentives), finance cost, foreign exchange gain/(loss) (net), exceptional items and tax for Tata Commercial Vehicles amounted to Rs.36,933 million in Fiscal 2023, compared to Rs.2,102 million in Fiscal 2022, primarily due to higher volumes and product mix.

•

Earnings before other income (excluding Incentives), finance cost, foreign exchange gain/(loss) (net), exceptional items and tax for Tata Passenger Vehicles amounted to Rs.5,422 million in Fiscal 2023, compared to a loss of Rs.6,601 million in Fiscal 2022, due to increased sales volume in the cars and Utility Vehicle segments.

•

Earnings before other income (excluding Incentives), finance cost, foreign exchange gain/(loss) (net), exceptional items and tax for Vehicle Financing amounted to Rs.14,994 million in Fiscal 2023, compared to Rs.24,657 million in Fiscal 2022. Profit was reduced mainly due to higher provisioning on vehicle loans.

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

Finance Receivables

We provide allowances for losses on our portfolio of finance receivables on the basis of expected future collection from receivables. The future collections are estimated on the basis of past collection trends, which are adjusted for changes in current circumstances, as well as expected changes in collection based on expectations with respect to certain macro-economic factors, such as GDP growth, fuel price and inflation as well as management judgement regarding qualitative factors, including economic uncertainty, observable changes in portfolio performance, and other relevant factors.

Capitalization of Internally Generated Intangible Assets

We undertake significant levels of R&D activities, and for each vehicle program, periodic review is undertaken. We apply judgement in determining at what point in a vehicle program’s lifecycle that recognition criteria under accounting standards are satisfied.

Product Warranty

Vehicle warranties are provided for a specified period of time. Our vehicle warranty obligations vary depending upon the type of the product, geographic location of its sale and other factors.

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

We also have back-to-back contractual arrangements with our suppliers in the event that a vehicle fault is proven to be a supplier’s fault. Estimates are made of the expected reimbursement claims based upon historical levels of recoveries from the supplier, adjusted for inflation and applied to the population of vehicles under warranty as at the balance sheet date. Estimated supplier reimbursements are recognized as separate assets. Actual claims incurred in the future may differ from our original estimates, which may materially affect warranty expenses.

Employee Benefits

Employee benefit costs and obligations are dependent on the assumptions used in calculating such amounts. These assumptions include salary increases, discount rates, health care cost trend rates, benefits earned, interest costs, expected return on plan assets, mortality rates and other factors.

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

Recoverability/Recognition of Deferred Tax Assets

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases and unutilized business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilized.

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

Principal Sources of Funding Liquidity

Our funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long- and short-term borrowings. We access funds from debt markets through commercial paper programs, convertible and non-convertible debentures, and other debt instruments. We regularly monitor funding options available in the debt and equity capital markets with a view to maintaining financial flexibility. See Note 39 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F for additional disclosures on financial instruments related to liquidity, foreign exchange and interest rate exposures and the use of derivatives for risk management purposes.

The following table sets forth our short- and long-term debt position:

	As of March 31,
	2023	2022
	(Rs. millions)
Short-term debt (excluding current portion of long-term debt)	140,668	173,784
Current portion of long-term debt	228,978	245,395
Long-term debt net of current portion	886,850	977,484

Total Debt	1,256,496	1,396,662

During Fiscal 2023 and Fiscal 2022, the effective weighted average interest rate on our long-term debt was 5.7% and 5.4% per annum, respectively. The following table sets forth a summary of long-term debt outstanding as of March 31, 2023.

Details of Long-term debt	Currency	Initial Principal amounts (millions)	Redeemable On	Interest Rate	Amount Repaid during FY 2022-23	Outstanding (Rs. In Millions)
						31-03-2023	31-03-2022
Non-convertible debentures	₹			Various		130,613	148,310
Collateralized debt Obligations	₹			Various		749	11,830
Buyers from credit bank	Various			Various		—	40,580
Loans from banks/financial institutions	Various			Various		452,246	442,500
Compulsory convertible Preference shares	₹			Various		108	110
Others	₹			Various		2,759	3,440
Senior Notes
Tata Motors Limited	US$	250	due 2024	5.750%		20,430	18,770
Tata Motors Limited	US$	300	due 2025	5.875%		24,660	22,740
TML Holdings Pte. Limited	US$	425	due 2026	5.350%		34,860	31,990
Jaguar Land Rover	US$	500	due 2023	5.625%	377,700	—	37,770
Jaguar Land Rover	GBP	400	due 2023	3.875%	397,200	—	39,720
Jaguar Land Rover	US$	500	due 2027	4.500%	—	40,860	37,620
TML Holdings Pte. Limited	GBP	98	due 2023	4.000%	—	9,880	9,600
TML Holdings Pte. Limited	US$	300	due 2024	5.500%	—	24,660	22,610
Jaguar Land Rover	EU€	500	due 2029	5.500%	—	40,810	37,570
Jaguar Land Rover	US$	700	due 2025	7.750%	—	57,150	52,560
Jaguar Land Rover	US$	650	due 2028	5.875%	—	52,980	48,740
Jaguar Land Rover	EU€	500	due 2024	5.875%	—	44,570	41,980
Jaguar Land Rover	EU€	500	due 2028	4.500%	—	44,440	41,890
Jaguar Land Rover	EU€	650	due 2024	2.200%	—	58,070	54,730
Jaguar Land Rover	EU€	500	due 2026	4.500%	—	31,090	35,370
Jaguar Land Rover	EU€	500	due 2026	6.875%		45,000	42,560

Total Long-term debt					774,900	1,115,935	1,222,990

The following table sets forth a summary of the maturity profile for our outstanding long-term debt obligations as of March 31, 2023.

1.	Including interest.
2.	As of March 31, 2023, Jaguar Land Rover’s long-term debt obligations were senior notes and loans of Rs.550,998 million.

The following table sets forth our total liquid assets, namely cash and cash equivalents, short-term deposits and investments in mutual funds (under other current investment):

	As of March 31,
	2023	2022
	(Rs. millions)
Total cash and cash equivalents	318,870	381,590
Total short-term deposits	44,871	20,376
Total mutual fund investments	188,383	227,092

Total liquid assets	552,124	629,058

These resources enable us to address business needs in the event of changes in credit market conditions. Of the above liquid assets, Jaguar Land Rover held Rs.385,470 million and Rs.437,254 million as of March 31, 2023 and 2022, respectively. Most of Jaguar Land Rover’s liquid assets are maintained in GBP, U.S. dollars and Euros with smaller balances maintained in RMB and other currencies to meet operational requirements in those geographic regions.

Tata Motors Limited at a consolidated level had Free Cash Flow (which is a non-IFRS measure that equals cash flow from operating activities, less payment for property, plant and equipment and intangible assets, excluding M&A-linked asset purchases, add proceeds from sale of property, plant and equipment, less interest paid, add interest received, plus dividends from equity-accounted investees of core auto entities and less investment in equity-accounted investees of core auto entities) positive Rs.84,002 million in Fiscal 2023 compared to negative Rs.92,540 million in Fiscal 2022.

The following table provides information for the credit rating of Tata Motors Limited for short-term borrowing and long-term borrowing from the following rating agencies as of March 31, 2023: Credit Analysis & Research Limited (“CARE”), Information and Credit Rating Agency of India Ltd. (“ICRA”), Credit Rating Information Services of India Ltd. (“CRISIL”), S&P and Moody’s. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately from any other rating:

Rating agency	Long-term borrowings	Short-term borrowings
CARE	AA- /Stable	A1+
ICRA	AA- /Positive	A1+
CRISIL	AA- /Stable	A1+
S&P	BB- /Stable	—
Moody’s	B1 /Stable	—

Subsequently, S&P upgraded the long-term issuer and issue credit rating on Tata Motors Limited to BB/Stable from BB-/Stable in April 2023. CRISIL upgraded long-term rating on Tata Motors Limited from AA-/Stable to AA/Stable in May 2023. In May 2023, Moody’s reaffirmed long-term credit ratings on Tata Motors Limited to B1, while changing outlook from Stable to Positive.

We believe that we have sufficient liquidity available to meet our planned capital requirements. However, our liquidity and sources of funding could be materially and adversely affected by an economic slowdown, as was witnessed in Fiscal 2009, arising due to the impact of the COVID-19 pandemic, supply-chain disruptions or other macroeconomic factors in India, the United Kingdom, the United States, Europe or China which are beyond our control. A decrease in the demand for our vehicles could affect our liquidity, debt reduction plans or our ability to obtain funds from external sources on acceptable terms or in a timely manner.

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

Going Concern Assessment

Our consolidated financial statements have been prepared on a going concern basis.

The Company has performed an assessment of its financial position as at March 31, 2023 and forecasts of TML, TMPVL and JLR for a period of 12 months from the date of these financial statements (the “Going Concern Assessment Period” and the “Foreseeable Future”).

TML, TMPVL and JLR have assessed their projected cash flows over the going concern assessment period. In developing these forecasts, the Company and JLR have modelled a base case, which has been further sensitised using severe but plausible downside scenarios. The base case uses the most recent Board-approved forecasts that include the going concern assessment period; taking into account the Group’s expectations of improved semiconductor supply, optimization of production to prioritize the highest margin products along with the expectations relating to prevailing economic conditions, including the impact of inflationary pressures on material costs and environmental, social and governance (“ESG”) commitments.

For the TML, the base case has been further sensitized using more severe but plausible scenarios considering external market commentaries and other factors impacting the global economy and the automotive industry.

For JLR, a reverse stress test against the base case has been carried out to determine the decline in wholesale volume over a 12-month period that would result in a liquidity level that breach the GBP1 billion liquidity financing covenants. The reverse stress test assumes continued supply constraints and optimization of supply to maximize production of higher margin products. In order to reach a liquidity level that breaches covenants, it would require a sustained decline in wholesale volumes of more than 65% compared to base case over a 12-month period. The reverse test reflects variable profit impact of the wholesale volume decline, and assume all other assumptions, are held in line with the base case. It does not reflect other potential upside measures that could be taken in such a reduced volume scenario or any new funding. JLR does not consider this scenario to be plausible given that reverse stress test volumes are significantly lower than those achieved during the peak of the Covid-19 pandemic and the quarters most severely impacted by semiconductor shortages. JLR has also considered other severe but plausible downside scenarios and expected volumes under each of these scenarios is much higher than under the reverse stress test. JLR has considered several severe but plausible downside scenarios. These scenarios include a decrease in variable profit per unit compared to the base case, due to increased material costs resulting from inflation and other related production costs. Under all of these scenarios, the expected wholesale volumes are higher than under the reverse stress test.

Based on the evaluation described above, management believes that TML, TMPVL and JLR have sufficient financial resources available to it at the date of approval of these financial statements and that it will be able to continue as a “going concern” in the foreseeable future and for a period up to at least 12 months from the date of authorization of these financial statements.

Long-Term Funding

In order to refinance our existing borrowings and support our long-term funding needs, we continued to raise funds during Fiscal 2022 and Fiscal 2023. In the past, we issued convertible notes that were convertible into equity or repayable on maturity. Details of major funding during Fiscal 2019 through Fiscal 2023 are provided below.

During Fiscal 2019, Tata Motors Limited raised unsecured term loans amounting to Rs.15,000 million from banks for ongoing capital spending requirements. Tata Motors Limited successfully completed a liability management exercise by the part refinancing of US$500 million notes due for repayment on April 30, 2020. The Company raised External Commercial Borrowings (“ECB”) of US$237,468 million maturing in June 2025, which was used to repay the investors, who had surrendered their bonds through the tendering process.

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

During Fiscal 2020, Tata Motors Limited allotted 201,623,407 Ordinary Shares at a price of Rs.150 per Ordinary Share aggregating to Rs.30,244 million and 231,333,871 Convertible Warrants (“Warrants”), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of Rs.150 per Warrant (“Warrant Price”), aggregating to Rs.34,700 million on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and allotment of each Warrant and the balance of 75% of the Warrant Price shall be payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s), by June 2021. The Company had, in Fiscal 2021, fully utilized the amount of Rs.38,919 million toward repayment of debt and other general corporate purposes of the Company and its subsidiaries. During the year ended March 31, 2021, on exercise of options by Tata Sons Private Limited and on receipt of balance subscription money of Rs.26,025 million, the Company has fully converted 231,333,871 convertible warrants into Ordinary Shares that were issued during the year ended March 31, 2020. During Fiscal 2020, Tata Motors Limited raised unsecured term loans amounting to Rs.15,000 million from banks for general corporate purposes and funding capital requirements. The outstanding balance of term loans amounting to Rs.5,000 million was prepaid in Fiscal 2023. Tata Motors Limited raised unsecured, rated, listed NCDs amounting to Rs.10,000 million for utilization toward capital expenditure, including intangibles, refinancing of existing indebtedness and other general corporate purposes. In November 2019, Tata Motors Limited issued US$300 million bonds due 2025 at a coupon rate of 5.875% for funding capital requirements and other permitted uses under the ECBs guidelines.

In October 2019, Jaguar Land Rover Automotive plc completed and drew down in full a GBP625 million five-year amortizing loan facility backed by a GBP500 million guarantee from UKEF. In addition, the Company signed a new GBP100 million working capital facility for fleet buybacks in October 2019, fully drawn in November 2019 (subsequently renewed and amended to a GBP113 million facility with GBP110 million drawn at March 31, 2021). The fleet buyback facility matured in December 2021, and the entire GBP110 million was repaid.

In November 2019, Jaguar Land Rover Automotive Plc issued EUR500 million senior notes due in 2024 at a coupon of 5.875% per annum and EUR300 million senior notes due in 2026 at a coupon of 6.875% per annum and an additional EUR200 million of senior notes in December 2019 due in 2026, also at a coupon of 6.875% per annum (the EUR300 million and EUR200 million senior notes due in 2026 are part of the same series of senior notes). The proceeds were for general corporate purposes, including support for Jaguar Land Rover’s ongoing growth and capital spending requirements.

In November 2019, the US$500 million senior notes with a coupon of 4.250% issued by Jaguar Land Rover Automotive Plc in November 2014 matured and were fully repaid.

In March 2020, the US$500 million senior notes with a coupon of 3.500% issued by Jaguar Land Rover Automotive Plc in March 2015 matured and were fully repaid.

During Fiscal 2020, TMFHL and its subsidiaries raised Rs.22,700 million by issuing NCDs (including subordinated debt and perpetual NCDs). Total issuance through subordinated debt and hybrid perpetual NCDs was Rs.5,500 million. Bank borrowings, including ECBs, continued to be a major source of funds for long-term borrowing and raised Rs.43,204 million during fiscal 2020.

During Fiscal 2021, Tata Motors raised unsecured term loans amounting to Rs.5,000 million from Banks for general corporate purpose and funding capital requirements. During Fiscal 2021, Tata Motors Limited raised Rs.10,000 million through secured, rated, listed NCDs. Tata Motors Limited also raised Rs.30,000 million through a secured term loan for utilization toward capital expenditure, including intangibles, refinancing of existing indebtedness and other general corporate purposes. The secured term loan of Rs.30,000 million was prepaid in two tranches Rs.6,000 million in Fiscal 2022 and balance Rs.24,000 million in Fiscal 2023.

During Fiscal 2021, Jaguar Land Rover (China) Investment Co. Ltd. signed a RMB5 billion unsecured three-year revolving loan facility with a syndicate of five Chinese banks (fully drawn as at March 31, 2023), which is subject to an annual confirmatory review. This was extended in January 2023 for a further three-years. In addition, Jaguar Land Rover (China) Investment Co., Ltd. entered into a small parts factoring facility in the first quarter of Fiscal 2021, which had been fully repaid.

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

During Fiscal 2021, TML Holding Pte Limited issued GBP98 million Credit Enhanced Notes at a coupon rate of 4% and US$300 million Senior notes at a coupon rate of 5.5%. TML Holding Pte Limited also raised a US$100 million unsecured term loan. The proceeds have been used toward refinancing and meeting general corporate purposes.

During Fiscal 2021, TMFHL and its subsidiaries raised Rs.48,360 million by issuing debentures (including Hybrid and non-hybrid Perpetual NCDs). Total issuance through Hybrid Perpetual NCDs was Rs.20,630 million. Bank borrowings continued to be a major source for long-term borrowing, and raised Rs.68,907 million during Fiscal 2021. Out of this amount ECB amounted to Rs.1,100 million.

During Fiscal 2022, Tata Motors raised unsecured term loans amounting to Rs.10,000 million from banks for general corporate purposes and funding capital requirements. During Fiscal 2022, Tata Motors Limited prepaid Rs.6,000 million of a secured term loan.

During Fiscal 2022, the TMF Group raised Rs.50,050 million by issuing debentures (including Hybrid and non-hybrid Perpetual NCDs). Total issuance through Hybrid Perpetual NCDs was Rs.9,350 million. Bank borrowings continued to be a major source for long-term borrowing and raised Rs.79,750 million during Fiscal 2022.

In June 2021, TML Holding Pte Limited has issued U.S. dollar-denominated US$425 million senior notes with a coupon rate of 4.35% due in 2026. The proceeds have been applied toward refinancing and meeting general corporate purposes.

In June 2021, Tata Motors Limited issued E 30-A Series of 5,000 Rated, Listed, Unsecured, 6.60% Coupon, Redeemable, Non-Convertible Debentures of Rs.5,000 million, on a private placement basis.

In July 2021, Tata Motors Limited issued E 30-B Series of 5,000 Rated, Listed, Unsecured, Redeemable, Non-Convertible Debentures, with a 6.95% Coupon of Rs.5,000 million, on a private placement basis.

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

In December 2021, Jaguar Land Rover took GBP625 million five-year amortizing loan (backed by a UKEF guarantee). As at March 31, 2023, the total amount outstanding in respect of the five-year amortizing loan facilities of GBP625 million taken in October 2019 and the above-referenced facility of GBP625 million taken in December 2021, stood at GBP662 million with a GBP250 million repayment in Fiscal 2023.

In Fiscal 2023, Tata Motors Limited did not raise any new long-term borrowings.

In February 2023, the US$500 million senior notes with a coupon of 5.625% issued by Jaguar Land Rover Automotive Plc in January 2013 matured and were fully repaid. In March 2023, the GBP400 million senior notes with a coupon of 3.875% issued by Jaguar Land Rover Automotive Plc in February 2015 matured and were fully repaid.

In October 2022, TML Holdings Pte Ltd raised a GBP375 million syndicated loan facility for a five-year bullet maturity at the interest rate of overnight SONIA plus a spread of 180 bps. The proceeds were used to prepay an existing loan of GBP225 million, which was due in July 2023.

During Fiscal 2023, the TMF Group raised Rs.16,600 million by issuing debentures (including Hybrid and non-hybrid Perpetual NCDs). Total issuance through Hybrid Perpetual NCDs was Rs.3,600 million. Bank borrowings continued to be a major source for long-term borrowing and raised Rs.87,150 million during Fiscal 2023.

In terms of the approval obtained at the Board Meeting held on March 20, 2023, the Company had made an offer to buy back its listed Senior Notes (listed on Singapore Stock Exchange) through a tender offer, which was closed on June 9, 2023. The holders have tendered Senior Notes worth approximately US$112 million, which represents 44.77% of the 5.75% Senior Notes, for which the Company will make remittances by June 16, 2023.

The Company at its Board meeting held on October 12, 2021 approved the incorporation of a wholly-owned subsidiary, TML EV Co., to undertake its passenger electric mobility business and executed a Securities Subscription Agreement with India Markets Rio Pte Ltd., an entity affiliated with TPG Rise Climate (the climate investing strategy of TPG’s global impact investing platform TPG Rise) for an aggregate investment of Rs.75,000 million in TML EV Co. over the period of 18 months from the date of completion of the first tranche. Accordingly, TPEML was formed on December 21, 2021. The proposed transaction involves the primary investment of Rs.75,000 million by TPG Rise Climate in TPEML in tranches, and issuance and allotment of compulsorily convertible preference shares, having face value of Rs.1,000 each, by TPEML to TPG Rise Climate in lieu of such investment. The investment is by issuance and allotment of compulsorily convertible preference shares, having a face value of Rs.1,000 each, by the Company to TPG Rise Climate. The total amount of investment of Rs.75,000 million is bifurcated into two instruments, CCPS A1 and CCPS A2, of an investment of Rs.50,000 million and an investment of Rs.25,000 million, respectively. The remittance of the first tranche of Rs.37,500 million (50% of each instrument) was received on March 29, 2022, while the second tranche of Rs.37,500 million (50% of each instrument) was received on January 31, 2023.

For various repayments made during Fiscal 2023, refer to the summary of long-term debt outstanding as of March 31, 2023, included in Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity.”

Short-Term Funding

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short- and medium-term borrowings from lending institutions, banks and commercial paper. The maturities of these short-term and medium-term borrowings and debentures are generally matched to particular cash flow requirements. We had borrowings of Rs.140,669 million and Rs.173,784 million as of March 31, 2023 and 2022, respectively.

On January 1, 2022, we transferred our Passenger Vehicles business to TMPVL, a wholly-owned subsidiary. Accordingly, the working capital limits for Tata Motors Limited were reduced to Rs.70,000 million, and we entered into facility with a consortium of banks for Rs.30,000 million working capital limits for TMPVL. The unutilized working capital limits for TMPVL were Rs.27,790 million as of March 31, 2023. As of March 31, 2023, the unutilized working capital limits for Tata Motors Limited were at Rs.47,240 million. The working capital limits are secured by hypothecation of existing current assets, including stock of raw material, stock in process, semi-finished goods, stores and spares not relating to plants and machinery (consumable stores and spares), bills receivables and book debts, including vehicle financing receivables and all other moveable current assets, except cash and bank balances, loans and advances of Tata Motors Limited, both present and future. The working capital limits are renewed annually.

For Jaguar Land Rover, the unutilized revolving credit facility was GBP1.52 billion as of March 31, 2023. In our opinion, our working capital facilities and short-term borrowings are sufficient for the Company’s present requirements.

As of March 31, 2023, Jaguar Land Rover Limited had sold receivables of a GBP373 million equivalent under the approximately US$500 million committed invoice discounting facility, which was renewed for another two years in March 2023. Under the terms of this facility, receivables are accounted as sold (through trade receivables in working capital) and therefore not accounted as debt under IFRS.

Loan Covenants

Some of our financing agreements and debt arrangements set limits on and/or require prior lender consent for, among other things, undertaking new projects, issuing new securities, changes in management, mergers, sales of undertakings and investments in subsidiaries. In addition, certain negative covenants may limit our ability to borrow additional funds or to incur additional liens, and/or provide for increased costs in case of breaches. Certain financing arrangements also include financial covenants to maintain certain debt-to-equity ratios, debt-to-earnings ratios, liquidity ratios, capital expenditure ratios and debt coverage ratios.

We monitor compliance with our financial covenants on an ongoing basis. We also review our refinancing strategy and continue to plan for deployment of long-term funds to address any potential non-compliance. On June 30, 2020, we were notified by one of our Indian lenders in respect of our Rs.27,000 million loan facility that, as at June 30, 2020, the Company had failed to maintain one of the financial ratios under the terms of the loan facility. The Company received confirmation from the lender that it has approved an increase in such threshold and has given a waiver of the Company’s failure to maintain the relevant financial ratio for Fiscal 2021 and Fiscal 2022. Further, the Company has received confirmation from another lender on its Rs.30,000 million loan facility that it has given a waiver of the Company’s failure to maintain this ratio before March 31, 2023. This loan of Rs.30,000 million was prepaid in Fiscal 2023. For Fiscal 2023 and as of the date of filing of this form 20F, the Company is in compliance with all the covenants.

In one of our subsidiaries, we could not meet certain covenants and have obtained a waiver for Fiscal 2023. The outstanding term loan as at March 31, 2023 is Rs.152 million.

Certain debt issued by Jaguar Land Rover is subject to customary covenants and events of default, which include, among other things, a minimum liquidity requirement in the case of the UKEF facilities and the GBP1.52 billion extended revolving credit facility, restrictions or limitations on the amount of cash that may be transferred outside of the Jaguar Land Rover Group in the form of dividends, loans or investments to TML and its subsidiaries. These are referred to as “restricted payments” in the relevant Jaguar Land Rover financing documentation. In general, the amount of cash which may be transferred as restricted payments from the Jaguar Land Rover Group to the Company and its subsidiaries is limited to 50% of its cumulative consolidated net income (as defined in the relevant financing documentation) from January 2011. As at March 31, 2023, the estimated amount that is available for dividend payments, other distributions and restricted payments was approximately GBP4.4 billion.

Pursuant to Regulation S-X, a company must compute its proportionate share of restricted net assets basis consolidated financials. If the amount of such restriction is more than 25% of the company’s consolidated net assets, then condensed financial information of the parent company has to be presented. As of March 31, 2023, there were no restricted net assets and hence the disclosure pertaining to parent-only financials has not been given.

Material Short- and Long-Term Cash Requirements

We expect to invest around Rs.380,000 million in property, plants and equipment and product development during Fiscal 2024. We have contractual obligations of Rs.71,566 million toward purchase commitments as at March 31, 2023. Under the Chery Jaguar Land Rover Automotive Co., Limited joint venture with Chery, Jaguar Land Rover is committed to contribute Rs.59,807 million as at March 31, 2023, toward its share in the capital of the joint venture of which Rs.41,566 million has been contributed as at March 31, 2023. As at March 31, 2023, Jaguar Land Rover has an outstanding commitment of Rs.18,241 million. Our debt maturities are well spread out. We have Rs.228,978 million of long-term debt on a consolidated basis due within the next 12 months. We intend to manage our commitments through cash generated from operations and explore options available in the debt and equity capital markets for refinancing and meeting business purpose requirements, as needed.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated.

	Rs. millions
	Fiscal 2023	Fiscal 2022
Net Cash provided by Operating Activities	354,147	142,828
Net income/(loss)	28,161	(112,372)
Adjustments to net income	398,035	373,577
Changes in operating assets and liabilities	(40,259)	(99,280)
Income tax paid	(31,790)	(19,096)
Net Cash used in Investing Activities	(168,308)	(47,751)
Purchase of property, plants and equipment and intangible assets (net)	(178,373)	(149,383)
Net investment, short-term deposit, margin money and loans given	10,994	94,783
Dividend and interest received	10,199	6,850
Net Cash used in Financing Activities	(262,429)	(33,802)
Proceeds from issue of shares and warrants (net of issue expenses)	37,696	37,686
Dividends paid (including to non-controlling shareholders of subsidiaries)	(1,408.8)	(999)
Interest paid	(98,697)	(97,932)
Short-term (net) borrowings (net of debt issuance cost)	(36,261)	(45,393)
Long-term (net) borrowings (net of debt issuance cost)	(162,824)	72,836
Net change in cash and cash equivalents	(76,591)	61,275
Cash and Cash equivalent, beginning of the year	381,590	317,777
Cash and cash equivalents, end of the year	318,869	381,590

Fiscal 2023 Compared to Fiscal 2022

Cash and cash equivalents decreased by Rs.62,720 million in Fiscal 2023 to Rs.318,870 million from Rs.381,590 million in Fiscal 2022. The decrease in cash and cash equivalents (excluding currency translation) resulted from the changes to our cash flows in Fiscal 2023 when compared to Fiscal 2022 as described below.

The net income is Rs.28,161 million in Fiscal 2023 compared to a loss of Rs.112,372 million in Fiscal 2022. The cash flows from operating activities before changes in operating assets and liabilities is of Rs.426,196 million in Fiscal 2023 compared to Rs.261,204 million in Fiscal 2022. The changes in operating assets and liabilities resulted in a net outflow of Rs.40,259 million in Fiscal 2023, compared to Rs.99,280 million in Fiscal 2022.

In Fiscal 2023, the net outflow in vehicle finance receivables was Rs.6,175 million, compared to Rs.756 million in Fiscal 2022.

For Tata Commercial Vehicles and Tata Passenger Vehicles there was a reduced inflow of Rs.1,436 million in Fiscal 2023 on account of changes in operating assets and liabilities, compared to Rs.37,717 million in Fiscal 2022, which was mainly attributable to a decrease in trade payables and acceptances.

For Jaguar Land Rover brand vehicles, there was a net outflow of cash on account of changes in operating assets and liabilities accounting to Rs.34,750 million in Fiscal 2023, compared to inflows of Rs.125,624 million in Fiscal 2022. This is mainly due to decrease in trade payables reflecting a decrease in operations at Jaguar Land Rover in Fiscal 2023 compared to Fiscal 2022.

Income tax paid increased to Rs.31,790 million in Fiscal 2023, compared to Rs.19,096 million in Fiscal 2022, which was primarily attributable to tax payments by Jaguar Land Rover’s foreign subsidiaries in their respective tax jurisdictions.

Net cash used in investing activities totaled Rs.168,308 million in Fiscal 2023, compared to Rs.47,751 million for Fiscal 2022, an increase of Rs.120,557 million or 252.5%. The increase was mainly due to lower realization of short-term deposits and margin money in Fiscal 2023 as compared to investment in Fiscal 2022.

The following table sets forth a summary of our cash outflow on property, plants and equipment and intangible assets for the periods indicated.

	For the year ended,
	2023	2022
	(Rs. millions)
Tata Commercial Vehicles and Tata Passenger Vehicles	50,560	29,024
Jaguar Land Rover	135,910	119,744

In Fiscal 2023, payments for capital expenditures at Jaguar Land Rover increased by 13.5% to Rs.135,910 million from Rs.119,744 million in Fiscal 2022. Investment spending in Fiscal 2023 was GBP2.4 billion (10.3% of revenue), compared with the GBP2.0 billion (11.1% of revenue) in the prior fiscal year. Of the GBP2.4 billion investment spending, GBP966 million was expensed through the income statement and the remaining GBP1.4 billion was capitalized. Total engineering and product spending accounted for GBP1.7 billion (72.0% of investment spending), while tangible and other intangible assets accounted for the remaining GBP0.7 billion.

Further, in Fiscal 2023, payments for capital expenditures at Tata Commercial Vehicles and Tata Passenger Vehicles increased to Rs.49,420 million from Rs.29,024 million in Fiscal 2022, due to increased product development activities.

Our net investment in short-term deposit margin moneys and loans resulted in an inflow of Rs.10,994 million in Fiscal 2023, compared to an outflow Rs.94,783 million in Fiscal 2022. This is mainly due to higher realization of fixed deposit in Fiscal 2023, compared to Fiscal 2022.

Net cash used in financing activities totaled Rs.262,429 million in Fiscal 2023, compared to Rs.33,802 million in Fiscal 2022.

For Tata Commercial Vehicles and Tata Passenger Vehicles, the short-term debt decreased by Rs.19,730 million, whereas long-term debt (net) decreased by Rs.42,610 million, due to additional repayments. There was a decrease in debt (short-term and long-term) of Rs.24,990 million in Fiscal 2023 at Vehicle Financing, compared to an increase of Rs.591 million in Fiscal 2022.

For Jaguar Land Rover, short term debt decreased to GBP1,478 million in Fiscal 2023 (GBP1,779 million in Fiscal 2022) and long-term debt (excluding lease liabilities) decreased to GBP4,600 million in Fiscal 2023 (GBP5,248 million in Fiscal 2022) including repayment of US$500 million and GBP400 million bond and GBP125 million of the UKEF-backed loan which amortized over the course of the year. As at March 31, 2023, the Group has a fully undrawn revolving credit facility of £1,520 million (2022: GBP2,015 million, 2021: GBP1,935 million). The facility was renewed on December 16, 2022 with a new maturity date of April 2026 and includes a covenant requiring the Group to maintain a minimum quarter-end liquidity of GBP1 billion. Lease obligations payments totaled GBP72 million in Fiscal 2023 compared to GBP71 million in Fiscal 2022.

Interest paid in Fiscal 2023 was Rs.98,697 million, compared Rs.97,932 million in Fiscal 2022. Interest paid for Jaguar Land Rover was Rs.42,880 million in Fiscal 2023, compared to Rs.34,694 million in Fiscal 2022 primarily because of the higher indebtedness as well as lower yield on cash balances, resulting from central banks interest rate cuts to help tackle the economic effects of the COVID-19 pandemic. For Tata Commercial Vehicles and Tata Passenger Vehicles, interest paid was Rs.20,900 million in Fiscal 2023, compared to Rs.27,440 million in Fiscal 2022. For Vehicle Financing, interest paid was Rs.24,916 million in Fiscal 2023, compared to Rs.30,532 million in Fiscal 2022. Please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity—Long-term funding” of this annual report on Form 20-F.

Balance Sheet Data

Below is a discussion of major items and variations in our consolidated balance sheet as at March 31, 2023, and 2022, included elsewhere in this annual report on Form 20-F.

	As at March 31, 2023	As at March 31, 2022	Change	Change

	(Rs. millions)
ASSETS
Cash and cash equivalents including short-term deposits	363,740	401,966	(38,226)	(9.5%)
Finance receivables (current and non-current)	308,337	332,312	(23,975)	(7.2%)
Trade receivables	157,380	124,421	32,959	26.5%
Investments (current and non-current)	217,035	250,301	(33,266)	(13.3%)
Other financial assets (current and non-current)	136,294	119,672	16,622	13.9%
Inventories	407,598	352,446	55,152	15.7%
Property, plant and equipment, right of use assets, goodwill and intangible assets	1,383,720	1,410,878	(27,158)	(1.9%)
Investment in equity-accounted investees	46,757	43,494	3,263	7.5%
Deferred income taxes	51,847	38,709	13,138	33.9%
Income tax assets (current and non-current)	18,156	14,566	3,590	24.7%
Other assets (current and non-current)	178,266	129,881	48,385	37.2%
Assets classified as held-for-sale	8,263	4,957	3,306	66.7%

Total Assets	3,277,392	3,223,603	53,789	1.7%

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and acceptances	832,350	747,252	85,098	11.4%
Long-term debt, short-term borrowings and current portion of long-term debt	1,256,497	1,396,662	(140,165)	(10.0%)
Other financial liabilities (current and non-current)	266,445	215,518	50,927	23.6%
Provisions (current and non-current)	250,073	237,224	12,849	5.4%
Deferred income taxes	14,070	15,584	(1,515)	(9.7%)
Other liabilities (current and non-current)	166,061	158,228	7,833	4.9%
Current income tax liabilities	12,542	12,539	3	0.0%
Liability directly associated with assets held for sale	—	31	31	(100.0%)
Total Liabilities	2,798,037	2,783,038	14,999	0.5%
Equity	479,356	440,565	38,791	8.8%

Total Liabilities and Equity	3,277,392	3,223,603	53,789	1.7%

Our total current assets increased by Rs.45,774 million to Rs.1,515,318 million as of March 31, 2023, compared to Rs.1,469,543 million as of March 31, 2022.

Cash and cash equivalents decreased by 16.4% to Rs.318,870 million as of March 31, 2023, compared to Rs.381,590 million as of March 31, 2022, offset by a favorable foreign currency translation of Rs.8,187 million from GBP to Indian rupees. We hold cash and cash equivalents principally in Indian rupees, GBP, Euro, U.S. dollars and Chinese Renminbi. Out of cash and cash equivalents as of March 31, 2023, Jaguar Land Rover held GBP2,248 million equivalent of Rs.228,520 million, which consists of surplus cash deposits for future use. As of March 31, 2023, we had short-term deposits of Rs.44,871 million, compared to Rs.20,378 million as of March 31, 2022, increase of 120.2%, due to increase in the value of deposits invested over a term of three months or longer mainly at Tata Passenger Electric Mobility Limited.

As of March 31, 2023, we had finance receivables, including the non-current portion (net of allowances for credit losses), of Rs.308,337 million, compared to Rs.332,312 million as of March 31, 2022, a decrease of 7.2%, due to lower financing during the year . Gross finance receivables were Rs.327,414 million as of March 31, 2023, compared to Rs.350,386 million as of March 31, 2022. Vehicle financing is integral to our automotive operations in India. For further detail, see Item 4.B “Information on the Company—Business Overview—Overview of Automobile Operations—Tata Commercial Vehicles and Tata Passenger Vehicles—Tata Commercial Vehicles and Tata Passenger Vehicles—Vehicle Financing”.

Trade receivables (net of allowance for doubtful receivables) were Rs.157,380 million as of March 31, 2023, representing an increase of 26.5% from Rs.124,421 million as of March 31, 2022. The increase was partially due to a favorable foreign currency translation of Rs.2,249 million from GBP to Indian rupees. Trade receivables for Tata Commercial Vehicles and Tata Passenger Vehicles increased marginally by 1.4% to Rs.48,130 million as of March 31, 2023, from Rs.47,483 million as of March 31, 2022, primarily on account of higher sales volume, due to pent up demand. The trade receivables of Jaguar Land Rover were Rs.102,990 million as of March 31, 2023, compared to Rs.70,753 million as of March 31, 2022, an increase of 43.4% due to high volumes. The past dues for more than six months (gross) increased from Rs.14,414 million as of March 31, 2022, to Rs.15,034 million as of March 31, 2023. These mainly represent dues from government-owned transport undertakings and Passenger Vehicle dealers, for which we are pursuing recovery.

As of March 31, 2023, inventories were at Rs.407,598 million, compared to Rs.352,446 million as of March 31, 2022, an increase of 15.6%. The increase in finished goods inventory was Rs.52,813 million from Rs.238,754 million as of March 31, 2022, to Rs.291,566 million as of March 31, 2023, mainly due to an increase in volumes at Jaguar Land Rover. This increase was also due to a favorable currency translation of Rs.2,589 million from GBP to Indian rupees. In terms of number of days to sales, finished goods represented 20 inventory days in sales in Fiscal 2023, compared to 31 inventory days in Fiscal 2022.

Our investments (current and non-current investments) decreased to Rs.217,035 million as of March 31, 2023, from Rs.250,301 million as of March 31, 2022, representing a decrease of 13.3%. Our investments mainly comprised mutual fund of Rs.187,039 million as of March 31, 2023, compared to Rs.219,721 million as of March 31, 2022. Investments attributable to Jaguar Land Rover were Rs.150,655 million as of March 31, 2023, compared to Rs.165,178 million as of March 31, 2022, a decrease of 2.6% mainly on account of mutual fund. On a stand-alone basis, Tata Motors Limited had investments in mutual funds of Rs.31,430 million as of March 31, 2023, compared to Rs.51,431 million as of March 31, 2022.

Our other assets (current and non-current) increased by 37.3% to Rs.178,266 million as of March 31, 2023, from Rs.129,881 million as of March 31, 2022. The increase is mainly attributable to pension assets, which was liability in Fiscal 2022 on the UK defined benefit pension scheme at Jaguar Land Rover consequent to changes in actuarial assumptions causing the defined benefit schemes moved to a net asset position as of Fiscal 2023 from the net liability position as of Fiscal 2022.

Our other financial assets (current and non-current) increased to Rs.136,294 million as of March 31, 2023, from Rs.119,672 million as of March 31, 2022. Derivative financial instruments (representing options and other hedging arrangements, mainly related to the Jaguar Land Rover business) decreased to Rs.38,435 million as of March 31, 2023, from Rs.39,361 million as of March 31, 2022, predominantly due to weakening of the GBP compared to the Euro and therefore the increasing fair value of derivative contracts.

Property, plant and equipment (net of depreciation) decreased from Rs.789,134 million as of March 31, 2022 to Rs.765,612 million as of March 31, 2023. The decrease is offset by a favorable foreign currency translation of Rs.1,211 million from GBP to Indian rupees. After adjusting for the foreign currency translation impact, a decrease is mainly due to depreciation charged during the year for property, plant and equipment and lower addition during the year compared to the previous year.

Goodwill as at March 31, 2023, was Rs.8,406 million, compared to Rs.8,072 million as at March 31, 2022. The increase in goodwill was attributable to favorable translation impact pertaining to software consultancy and the services of our subsidiary, TTL.

Intangible assets decreased by 2.8% from Rs.546,812 million as of March 31, 2022, to Rs.531,692 million as of March 31, 2023. This decrease is mainly due to amortization charge for the year and lower capitalization of product development costs. This decrease was offset by a favorable foreign currency translation of Rs.10,805 million from GBP to Indian rupees. As at March 31, 2023, there were product development projects in progress amounting to Rs.85,829 million, compared to Rs.64,994 million as at March 31, 2022.

The carrying value of investments in equity-accounted investees increased by 7.5% to Rs.46,757 million as at March 31, 2023, from Rs.43,494 million as at March 31, 2022. The value of investments in equity-accounted investees increased due to profits for the year Fiscal 2023 from the associates and joint venture.

A deferred tax liability (net) of Rs.5,224 million was recorded in our income statement and asset of Rs.11,075 million in other comprehensive income. The net deferred tax asset of Rs.37,777 million was recorded as of March 31, 2023, compared to Rs.23,124 million as of March 31, 2022.

Accounts payable (including acceptances) were Rs.832,350 million as of March 31, 2023 compared to Rs.747,252 million as of March 31, 2022 an increase of 11.4%, reflecting increase in operations at Jaguar Land Rover and Tata Motors and a favorable foreign currency translation of Rs.12,964 million from GBP to Indian rupees.

Other financial liabilities (current and non-current) were Rs.266,445 million as of March 31, 2023, compared to Rs.215,518 million as of March 31, 2022 (net of a favorable currency translation impact of Rs.7,583 million), reflecting liabilities toward vehicles sold under repurchase arrangements, derivative instruments, and interest accrued but not due on loans and lease liabilities. Liability toward vehicles sold under repurchasing arrangements increased to Rs.30,220 million as of March 31, 2023, from Rs.26,581 million as of March 31, 2022, due to an increase in the repurchase business at Jaguar Land Rover. This increase was also due to Derivative financial instruments (representing options and other hedging arrangements, mainly related to Jaguar Land Rover) which increased by 24.3% to Rs.97,663 million as of March 31, 2023, from Rs.78,590 million as of March 31, 2022 and issue of Compulsory Convertible Preference (CCPS) shares of TPEML amounting to Rs.25,000 million as of March 31, 2023.

Provisions (current and non-current) increased by 5.4% to Rs.250,073 million as of March 31, 2023, from Rs.237,224 million as of March 31, 2022. Provisions for warranties increased by 4.3% or Rs.8,702 million to Rs.184,919 million as of March 31, 2023, compared to Rs.177,336 million as of March 31, 2022, at Jaguar Land Rover business, primarily due to higher sales. Provisions for residual risk for Jaguar Land Rover decreased to Rs.1,726 million as at March 31, 2023, compared to Rs.3,148 million as at March 31, 2022.

Other liabilities (current and non-current) increased by 5.0% to Rs.166,061 as at March 31, 2023, from Rs.158,228 million. Contractual liabilities increased to Rs.122,260 million as compared to Rs.110,946 million as of March 31, 2022.

Our total debt was Rs.1,256,497 million as of March 31, 2023, compared to Rs.1,396,662 million as of March 31, 2022, a decrease of 10.0%, It includes an unfavorable currency translation of Rs.1,335 million from GBP to Indian rupees. Short-term debt (including the current portion of long-term debt) decreased by 11.8% to Rs.369,647 million as of March 31, 2023, compared to Rs.419,179 million as of March 31, 2022. Long-term debt (excluding the current portion) decreased by 9.3% to Rs.886,850 million as of March 31, 2023, from Rs.977,484 million as of March 31, 2022. Long-term debt (including the current portion) decreased by 8.8% to Rs.1,115,828 million as of March 31, 2023, compared to Rs.1,222,879 million as of March 31, 2022. Please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity—Long-term funding” for further details.

Total equity was Rs.479,356 million as of March 31, 2023, and Rs.440,565 million as of March 31, 2022.

Equity attributable to shareholders of Tata Motors Limited increased to Rs.406,480 million as of March 31, 2023, from Rs.397,756 million as of March 31, 2022. This increase is mainly due to profit of Rs.25,405 million and favorable currency translation reserve of Rs.8,068 million that is partially offset by loss on hedge and cost of hedge reserve of Rs.22,058 million and pension reserve loss of Rs.1,635 million.

The Ratio of Net Debt to Shareholders’ Equity (total debt less cash and cash equivalents and mutual funds—current) divided by total shareholders’ equity (including non-controlling interests) under IFRS decreased from 1.8 as of March 31, 2022, to 1.6 as of March 31, 2023. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this annual report on Form 20-F.

The following table sets forth our contingent liabilities as of the dates indicated.

	As of March 31,
	2023	2022
	(Rs. millions)
Income tax	7,918	9,760
Excise duties	4,540	6,809
Sales tax	11,061	13,891
Other taxes and claims[1]	4,028	2,552

Total	27,547	33,012

1.

Other taxes and claims include claims by other revenue authorities and distributors. See Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Legal Proceedings” of this annual report on Form 20-F.

Rs.77,478 million and Rs.91,833 million as of March 31, 2023, and 2022, respectively, represent executory contracts on capital accounts otherwise provided for.

Under the joint venture agreement for the China Joint Venture, we are committed to contributing RMB5,000 million of capital toward our share of capital in the joint venture. As of March 31, 2023, we had an outstanding commitment of approximately RMB1,554 million (Rs.18,241 million).

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

Capital Expenditures

Capital expenditures totaled Rs.177,319 million and Rs.145,396 million during Fiscal 2023 and Fiscal 2022, respectively. Our automotive operations accounted for a majority of such capital expenditures. We currently plan to invest around Rs.380,000 million in Fiscal 2024 in new products and technologies. Please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” of this annual report on Form 20-F for additional details.

In Fiscal 2023, our capital expenditures were mostly related to new product and variant launches, development of future products and technologies, capacity debottlenecking, and quality and reliability improvements aimed at reducing operational costs. We also invested in Generation 2 and Generation 3 architectures and acquired the Ford Sanand plant.

Jaguar Land Rover’s total product and other investment in Fiscal 2023 was GBP2.4 billion. This primarily reflects product launches and refreshes, as well as investments in electrification platforms and architectures and future BEVs as part of the Reimagine Strategy.

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

A. Directors and Senior Management

Board of Directors

Under the Articles of Association, the Company cannot have fewer than three or more than 15 Directors. As of March 31, 2023, the Board was comprised of eight Directors. The Company’s Directors are not required to hold any Shares by way of qualification.

Under the Articles of Association, the board of directors of TSL, which owns, as of March 31, 2023, 0.0030% of Ordinary Shares and none of the “A” Ordinary Shares of the Company, has the right to nominate one Director to the Board.

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

As of March 31, 2023, the Directors and senior management of the Company, in their sole and joint names, beneficially held an aggregate of 296,200 Ordinary Shares (approximately 0.0089% of our issued share capital) and no “A” Ordinary Shares of the Company.

The following table provides information about the Directors, executive officers and Group Chief Financial Officer of the Company, as of March 31, 2023:

Name(1)	Position	Date of birth	Year appointed as Director, executive officer or Group Chief Financial Officer	Expiration of term	Ordinary Shares beneficially owned as of March 31, 2023(2)	“A’ Ordinary Shares beneficially owned as of March 31, 2023(2)
Mr. N. Chandrasekaran	Non-Executive Chairman	June 2, 1963	2017	2023	200,000	—
Mr. O. P. Bhatt (3)	Independent Director	March 7, 1951	2017	2026	—	—
Ms. Hanne Sorensen (4)	Independent Director	September 18, 1965	2018	2028	—	—
Ms. Vedika Bhandarkar	Independent Director	December 19, 1967	2019	2024	—	—
Mr. Kosaraju Veerayya Chowdary	Independent Director	October 10, 1954	2020	2025	—	—
Mr. Al-Noor Ramji	Independent Director	May 18, 1954	2022	2027	—	—
Mrs. Usha Sangwan (5)	Independent Director	October 1, 1958	2023	2028	—	—
Mr. Mitsuhiko Yamashita	Non-Executive Director	April 17, 1953	2020	2025	—	—
Mr. Thierry Bolloré (6)	Non-Executive Director	May 30, 1963	2020	NA	—	—
Mr. Girish Wagh	Executive Director	December 2, 1970	2021	2026	38,100	—
Mr. P. B. Balaji	Group Chief Financial Officer	September 9, 1969	2017	2029	58,100	—

1.

The business address of each of the Company’s Directors and Group Chief Financial Officer, other than as described immediately below is Bombay House, 24 Homi Mody Street, Mumbai 400001, India. The business address of Mr. O.P. Bhatt is 3, Ground Floor, Seagull, Carmichael Road, Mumbai 400 026, India. The business address of Ms. Hanne Sorensen is Esplanaden 5, 3rd Floor, Copenhagen 1263 K, Denmark. The business address of Ms. Vedika Bhandarkar is B-8, Sea Face Park, 50, Bhulabhai Desai Road, Mumbai 400026, India. The business address of Mr. Chowdary is 511, Teja Block, My Home Navadweepa, Madhapur, Hyderabad 500081, India. The business address of Mr. Al-Noor Ramji is 10 Alexandere Place, London, SW725F, UK. The business address of Mrs. Sangwan is 1572, First Floor, Sector 33-D, Chandigarh 160020. The business address of Mr. Yamashita is 4-6-5 Takamori, Isehara City Kanagawa, Japan 2591114. The business address of Mr. Bolloré is 1 Square Perronet, 92200, Neuilly Sur Seinne, Paris, France.

2.	Each of the Company’s Directors, executive officers and Group Chief Financial Officer beneficially owned less than 1% of the Company’s Shares as of March 31, 2023.

3.	Re-appointed as an Independent Director for a second consecutive term, commencing on May 9, 2022 up to March 7, 2026.

4.	Re-appointed as an Independent Director for a second term of five years, commencing on January 3, 2023 up to January 2, 2028.

5.

Appointed as an Additional Director and Independent Director with effect from May 15, 2023, for a tenure of five years, subject to completion of applicable regulatory formalities and approval of the shareholders at the forthcoming Annual General Meeting of the Company.

6.	Mr. Bolloré ceased to be a Non-Executive Director of the Company with effect from December 31, 2022 consequent to his resignation as the Chief Executive Officer of Jaguar Land Rover Automotive Plc.

Biographies

Set forth below is a short biography of each of the Company’s Directors, including Mrs. Usha Sangwan, and the Group Chief Financial Officer:

Mr. Natarajan Chandrasekaran (Chairman)

Mr. Natarajan Chandrasekaran is the Chairman of the board of Tata Sons Private Limited, the holding company and promoter of more than 100 Tata operating companies with aggregate annual revenues of more than US$100 billion. He joined the board of Tata Sons in October 2016 and was appointed Chairman in January 2017.

Mr. Chandrasekaran’s appointment as Executive Chairman of the board of Tata Sons is preceded by a 30-year career at TCS, which he joined from university. He rose through the ranks at TCS to become CEO and Managing Director of the leading global IT solution and consulting firm.

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

Mr. Chandrasekaran has received several awards and was honored with the “Business Leader Award” at the Economic Times Awards for Corporate Excellence 2016. He was voted the “Best CEO” at the 2015 All-Asia Executive Team rankings for the fifth consecutive year in 2015. He was awarded the Frans Banninck Cocq Medal from the City of Amsterdam for promoting trade and economic relations between the Netherlands and India. Mr. Chandrasekaran has been conferred honorary degrees and doctorates by several universities in India and abroad, including KIIT University (2012), SRM University (2010) and Nyenrode Business University in the Netherlands, among others. He attended the Regional Engineering College, Trichy, Tamil Nadu, where he completed a Master’s degree in Computer Applications before joining TCS in 1987. Mr. Chandrasekaran was appointed as a Non-Executive Board Chairman and Director of Tata Motors Limited with effect from January 17, 2017.

Mr. Om Prakash Bhatt

Mr. Bhatt is a graduate in Science and a postgraduate in English Literature (Gold Medalist). From July 1, 2006, to March 31, 2011, Mr. Bhatt was the Chairman of State Bank Group, which includes State Bank of India, India’s largest commercial bank; five associate banks in India; five overseas banks; SBI Life, the country’s largest private life insurer; SBI Capital Markets, India’s leading investment bank; SBI Fund Management; and other subsidiaries spanning diverse activities, from general insurance to custodial services. Under his leadership, SBI rose on the global list rankings of Fortune 500. He serves as a Non-Executive Chairman on the board of directors of Greenco Energy Holdings and as an independent director on several boards, including TCS, TSL, Tata Steel Europe Limited, TDCV, Aadhar Housing Finance Limited and Hindustan Unilever Limited (“HUL”).

Mr. Bhatt has also served as Chairman of Indian Banks’ Association, the apex body of Indian banks. He was appointed as the government’s nominee on the India-U.S. CEO Forum, Indo-French CEO Forum and Indo-Russia CEO Forum, forging links with a cross-section of the world’s business leaders.

Mr. Bhatt was appointed as an Independent Director of Tata Motors Limited with effect from May 9, 2017.

Ms. Hanne Sorensen

Ms. Hanne Birgitte Sorensen is a Danish national and holds an MSc in Economics and Management from the University of Aarhus. During the period 1994-2016, she was engaged in various roles within the A.P. Moller—Maersk A/S Group in Denmark, a conglomerate comprising of eight main companies, primarily specializing in the energy and transportation segment, inter alia designated:

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

Ms. Sorensen is presently on the board of directors and committees thereof of Holcim Limited, Ferrovial S.A., Jaguar Land Rover Automotive Plc, TCS and Jaguar Land Rover Limited.

She was appointed as an Independent Director of Tata Motors Limited with effect from January 3, 2018.

Ms. Vedika Bhandarkar

Ms. Vedika Bhandarkar brings more than 25 years of experience in building teams and businesses with Indian and international financial institutions.

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

Ms. Bhandarkar began her career with ICICI Bank in 1989, where she worked at ISec, a joint venture between ICICI and J.P. Morgan. She is a board member of the Jai Vakeel Foundation, an institution focused on children and adults with intellectual disability. She also serves as a part-time member of the Banks Board Bureau.

Ms. Bhandarkar holds an MBA from the Indian Institute of Management, Ahmedabad and a B.Sc from the MS University. Ms. Bhandarkar is presently on the board of directors and committees thereof of TPEML, TMFL, TMFSL and Foundation of Accessible Aquanir and Sanitation.

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

Mr. Chowdary was the Central Vigilance Commissioner from June 2015 to June 2019. He was elected as a Member of the Executive Committee of the International Association of Anti-Corruption Agencies. He was a Member of the Advisory Board of Comptroller and Auditor General of India. He holds directorships in CCL Products (India) Limited, Divi’s Laboratories Limited, Eugia Pharma Specialties Limited, Genome Foundation, GMR Varalakshmi Foundation, Myhome Industries Private Limited, The Akshaya Patra Foundation, Reliance Industries Limited and Reliance Jio Infocomm Limited.

Mr. Chowdary was appointed as an Independent Director, with effect from October 27, 2020.

Mr. Al-Noor Ramji

Mr. Al-Noor Ramji is a veteran Chief Information Officer, Board advisor and entrepreneur with more than 30 years of experience in driving digital strategy and transformation for global enterprises.

Prior to joining Prudential plc in 2016, Mr. Ramji was chief strategy officer of Calypso Technology, Inc., a global application software provider. From April 2010 to June 2013, he was the executive vice president and general manager at Misys Banking, a mid-size software company that serves the financial services industry. From May 2004 to March 2010, he served in various executive roles at British Telecom, most recently as chief executive officer for BT Innovate and Design and chief information officer of BT Group plc. Prior to British Telecom, Ramji was executive vice president, chief information officer and chief e-commerce officer for Qwest Communications. Ramji has also served as chief information officer at UBS (then called SBC) and, prior to UBS, as global head of operations at Credit Suisse First Boston.

He was also founder and, from 1998-2001, group CEO of WebTek Software, one of the most successful software houses in India. Presently he is a director on the board of ArgoGlobal, Nation Media Group, Innoveo AG, Zafin and Jaguar Land Rover Automotive Plc.

Mr. Ramji holds a BSc in Electronics from the University of London, is a Chartered Financial Analyst and has been multi-year recipient of the CIO 100 Award, CIO Insight IT Leader of the Year 2009 and the British Computer Society CIO of the Year.

Mr. Ramji is appointed as an Independent Director with effect from May 1, 2022.

Mrs. Usha Sangwan

Mrs. Usha Sangwan was the first-ever woman managing director of LIC of India, the largest life insurer in the world in terms of the number of customers. Mrs. Sangwan is a post-graduate in Economics, a PG Diploma holder in Human Resource Management, and a Licentiate from the Insurance Institute of India. Mrs. Sangwan joined LIC of India in 1981 as a direct recruit officer and handled various important positions during her 37-year stint in LIC, finally reaching the top position of managing director (2013-2018).

She was also a board member of various national and international companies. Prominent among them are Axis Bank, Bombay Stock Exchange, LIC Housing Finance, LIC Cards, Grasim Industries, Ambuja Cements, Ultratech Cement, GIC-RE, Voltas, LIC International Bahrain, Singapore, Nepal, and Sri Lanka.

Presently she is an independent director on the Board of Torrent Power Limited, Trident Limited, SBI Life Insurance Company Limited, Axis Pension Fund Management Limited, TPEML, TMPVL and TTL. She is also a member of the Financial Services Institutions Bureau of the Government of India constituted for the selection of Chairmen and MDs of Public Sector Financial Institutions.

She has been featured in Forbes magazine amongst the top 50 businesswomen of Asia. She has also been awarded the Most powerful businesswoman Award by Business Today and Business World for three years consecutively. She was featured in Femina and on the cover page of Bureaucracy. She was honored by 92.7 Big FM, Colour TV, Dun & Bradstreet, and Loksatta among others. She has won many more accolades and awards.

She is a member of the BCCI Diversity & Inclusion Committee and a chartered member of E-quality (ex-Association of International Wealth Managers of India). She was also a jury member to select Women Transforming India by Niti Ayog, a jury member to select the top 100 Women in Finance by AIWMI, and a jury member to select the best CFOs 2021 in various categories by Business World.

Mrs. Sangwan is appointed as an Additional and Independent Director with effect from May 15, 2023, for a tenure of five years, subject to the approval of the shareholders at the forthcoming Annual General Meeting of the Company.

Mr. Mitsuhiko Yamashita

Mr. Mitsuhiko Yamashita is a Japanese national and holds a Master’s Degree in Aeronautical Engineering from Kyoto University and has also studied at Massachusetts Institute of Technology (Advanced Research). He brings more than 40 years of experience, having worked in the Automotive Industry for the entire duration of his career. He has worked for leading Japanese Automotive companies in various capacities and is very well respected in the Automotive Community in Japan.

Mr. Yamashita joined Nissan Motor Co. Ltd. in 1979 as a Body Design Engineer and rose up in the ranks becoming a Member of the Board and Executive Vice President supervising R&D in 2005. From 2005 to 2015, he led the R&D function and was involved in the development of electric vehicles, autonomous drive and various other technologies to support Nissan’s goal of achieving zero fatalities and zero emissions. In 2015, he was appointed as the Technical Advisor to the Board.

In 2016, Mr. Yamashita was appointed as Member of the Board and Executive Vice President (Development, Quality) for Mitsubishi Motors Corporation. In 2019, he was appointed as the Technical Advisor to Chairman, Mitsubishi Motors Corporation.

Mr. Yamashita has served on the Advisory Panel of Science and Technology for the Ministry of Foreign Affairs and several committees in Ministry of Economy, Trade and Industry METI. He was the President of the Society of Automotive Engineers of Japan, Inc. between 2012 and 2014.

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

After 12 years with Michelin, Mr. Bolloré joined the global automotive supplier Faurecia in 2005 as Vice President, Asia, Exhaust Systems Product Group, based in China. After successful tenures in a variety of senior positions, including worldwide Vice President in charge of Industry, Quality and Purchasing for Faurecia Emissions Control Technologies, Mr. Bolloré joined Groupe Renault in 2012.

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

He held directorships in Jaguar Land Rover Automotive Plc, Jaguar Racing Limited, Jaguar Land Rover Ventures Limited, Jaguar Land Rover Holdings Limited and Jaguar Land Rover Limited.

Mr. Bolloré has an MBA from Paris-Dauphine University, specializing in Finance. In addition to his native French, he is fluent in English and German while also enjoying extensive experience in Japanese.

Mr. Bolloré was appointed as a Non-Executive Director with effect from October 27, 2020 and ceased to be a Non-Executive Director with effect from December 31, 2022 consequent to his resignation as the Chief Executive Officer of Jaguar Land Rover Automotive Plc.

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

Mr. Wagh has been President and Head of Commercial Vehicle Business Unit—Tata Motors and a member of the Executive Committee since July 2017. He also served on the boards of some of Tata Motors Limited’s subsidiaries and affiliates, namely Tata Motors Body Solutions Limited, Automobile Corporation of Goa Limited, Tata Cummins Private Limited, Tata Hitachi Construction Machinery Company Private Limited, TDCV and Tata Motors (South Africa) (Proprietary) Limited.

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

Mr. Balaji is a Mechanical Engineer from IIT Chennai and has a PGDM from IIM Kolkata. Mr. Balaji was awarded the Best CFO in FMCG and Best CFO for “Creating Shared Value” by YES Bank—BW Business World and also the All Asia 2017 award for Best CFO in Consumer by Institutional Investor. Mr. Balaji also serves on the boards of some of Tata Motors Limited’s subsidiaries, namely, Jaguar Land Rover Automotive Plc, TMFL, TMFSL, TMFHL, TMPVL, TPEML and TTL. He is also a Director on the Board of Directors of Tata Consumer Products Limited and Agratas Energy Storage Solutions Private Limited. Mr Balaji was awarded the CFO of the Year Award 2023 by the Financial Express.

B. Compensation

The following table provides the annual compensation paid/accrued to the Company’s Directors and Group Chief Financial Officer in Fiscal 2023. For full-time Directors, the retirement benefits exclude the provision for encashable leave, and gratuity as a separate actuarial valuation is not available.

Name	Position	Remuneration[1] (in Rs.)
Mr. N. Chandrasekaran (2, 13)	Non-Executive Chairman	2,417,000
Mr. Om Prakash Bhatt (3, 13)	Independent Director	11,140,000
Ms. Hanne Sorensen (4, 13)	Independent Director	18,970,000
Ms. Vedika Bhandarkar (5)	Independent Director	13,370,000
Mr. Kosaraju Veerayya Chowdary (6)	Independent Director	8,340,000
Mr. Al-Noor Ramji (7)	Independent Director	16,492,000
Mrs. Usha Sangwan (8)	Additional Independent Director	NA
Mr. Mitsuhiko Yamashita (9 ,13)	Non-Executive Director	8,300,000
Mr. Thierry Bolloré (10, 13)	Non-Executive Director	478,203,000
Mr. P. B. Balaji (11, 13)	Group Chief Financial Officer	134,871,000
Mr. Girish Wagh (12, 13)	Executive Director	46,850,000

1.

Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for the Executive Director and the Group Chief Financial Officer, and sitting fees or directors’ fees for non-executive directors as detailed herein below.

2.

Comprises sitting fees of Rs.480,000 from the company and directors’ fees of GBP20,000 (Rs.1,936,972) from Jaguar Land Rover Automotive Plc. As a policy, Mr. N. Chandrasekaran has abstained from receiving commission from the Company.

3.

Comprises sitting fees of Rs.1,140,000 and remuneration of Rs.10,000,000 from the Company. The remuneration will be paid post obtaining of shareholders’ approval at the forthcoming Annual General Meeting of the Company.

4.

Comprises sitting fees of Rs.1,020,000 and remuneration of Rs.10,000,000 from the Company and includes directors’ fees of GBP82,803 (Rs.7,949,656) received from Jaguar Land Rover Automotive Plc. The remuneration will be paid post obtaining of shareholders’ approval at the forthcoming Annual General Meeting of the Company.

5.

Comprises sitting fees of Rs.860,000 and remuneration of Rs.10,000,000 from the Company, includes sitting fees of Rs.360,000 from TPEML, Rs.1,050,000 from TMFSL and Rs.1,100,000 from TMFL. The remuneration will be paid post obtaining of shareholders’ approval at the forthcoming Annual General Meeting of the Company.

6.

Comprises sitting fees of Rs.840,000 and remuneration of Rs.7,500,000 from the Company. The remuneration will be paid post obtaining of shareholders’ approval at the forthcoming Annual General Meeting of the Company.

7.	Comprises sitting fees of Rs.560,000 and remuneration of Rs.10,000,000 from the Company and includes directors’ fees of GBP61,250 (Rs.5,931,977) received from Jaguar Land Rover Automotive Plc
8.

Mrs. Usha Sangwan was appointed as an additional Independent Director of the Company, for a tenure of five years commencing from May 15, 2023, subject to receipt of shareholders’ approval at the forthcoming Annual General Meeting of the Company.

9.

Comprises sitting fees of Rs.800,000 and remuneration of Rs.7,500,000 from the Company. The remuneration will be paid post obtaining of shareholders’ approval at the forthcoming Annual General Meeting of the Company.

10.

Mr. Bolloré’s remuneration of GBP4,937,633 (Rs.478,202,799) is paid by Jaguar Land Rover Automotive Plc, which includes in addition to the base salary, the value of annual performance bonuses, cash allowances, non-cash benefits and compensation for loss of office. Mr. Bolloré ceased to be a Non-Executive Director of the Company with effect from December 31, 2022 consequent to his resignation as the CEO of Jaguar Land Rover Automotive Plc.

11.

Mr Balaji’s remuneration was Rs.132,933,939 from the Company and sitting fees of GBP20,000 (Rs.1,936,972) from Jaguar Land Rover Automotive Plc. The remuneration of Mr. P. B. Balaji does not include accrual for employee stock option of Rs.34,441,691.

12.

Mr Wagh’s remuneration was Rs.46,340,000 from the Company as well as sitting fees of Rs.510,000 from Automobile Corporation of Goa Limited. The remuneration of Mr. Wagh’s does not include accrual for employee stock option of Rs.12,217,781.

13.	Rounded to nearest thousand.

The Directors of the Company are not eligible to receive employee stock options and have accordingly not participated in the Tata Motors Employee Stock Option Scheme 2018 of the Company, except for Mr. Girish Wagh who, prior to his appointment as an Executive Director of the Company, was the President and Head of the Commercial Vehicle Business Unit and a member of the Tata Motors Executive Committee since 2017, during which period he was vested with employee stock options.

In the year 2018, Mr. Wagh was granted 228,600 stock options exercisable into 228,600 Ordinary Shares of face value of Rs.2, each fully paid-up against receipt of exercise price of Rs.345 per Ordinary Share under the Tata Motors Limited Employees Stock Options Scheme, 2018, which will vest only upon fulfillment of certain performance criteria by the Executive Director and upon him choosing to subscribe to the ESOPs granted. Pursuant to the above, as on date 83,820 options have been vested upon Mr. Wagh at an exercise price of Rs.345 per Ordinary Share.

In addition, pursuant to the approval of the Members obtained at the 76th Annual General Meeting held on July 30, 2021, Mr. Wagh was granted 24,767 Performance Shares and 60,431 Options at an exercise price of Rs.2 and Rs.338, respectively, under the Tata Motors Limited Share-based Long Term Incentive Scheme 2021. As of the date of this annual report, no vesting has happened under the Tata Motors Limited Share-based Long Term Incentive Scheme 2021.

Additional information required by this item is set forth in Item 6.E “Share ownership” of this annual report on Form 20-F.

C. Board Practices

The Board is comprised of eight Directors for Fiscal 2023, which is commensurate with the size of the Company and consistent with the board size of other companies in the industry. The Board consists of Executive, Non-Executive and Independent Directors. Appointments of new directors are recommended by the Nomination and Remuneration Committee for consideration by the full Board and the shareholders of the Company at each year’s annual general meeting.

The roles of the Chairman and CEO and Managing Director are distinct and separate, with appropriate powers being delegated to the Managing Director to perform the day-to-day activities of managing the Company. In the Tata Motors Group, we have an Executive Director of Tata Motors Limited, whose scope includes managing the Tata Motors Group, but not the Jaguar Land Rover Group, and the CEO of Jaguar Land Rover Automotive Plc, who was also a Non-Executive Director of the Company and whose scope covered managing Jaguar Land Rover. During Fiscal 2023, Mr. Thierry Bolloré, the CEO of Jaguar Land Rover Automotive Plc had resigned, with Mr Adrian Mardell taking over as the interim CEO. The respective boards of the Company and Jaguar Land Rover Automotive Plc have delegated the day-to-day running of the group to the aforementioned Executives within certain limits, above which matters must be escalated to the board for determination.

The Board, along with its committees, provides leadership and guidance to our management, with respect in particular to corporate governance, business strategies and growth plans, the identification of risks and their mitigation strategies, entry into new businesses, product launches, demand fulfillment and capital expenditure requirements, and the review of our plans and targets.

The Board has delegated powers to its committees through specific written and stated terms of reference and scope, and oversees the functioning operations of the committees through various circulars and minutes. The committees operate as empowered agents of the Board in accordance with their respective charters and/or terms of reference.

Board Effectiveness Evaluation

Pursuant to provisions of the Listing Regulations and the Companies Act, the Board is required to carry out an annual evaluation of its own performance, the performance of its committees and individual Directors, as well as an evaluation of the Independent Directors by the entire Board, in the absence of Independent Directors, of their performance and fulfillment of the independence criteria prescribed under the Act and the Listing Regulations. The performance of the Board and individual Directors is evaluated by the Board and involves input from all the Directors. The performance of the committees is evaluated by the Board and involves input from committee members. In Fiscal 2023, the Nomination and Remuneration Committee reviewed the performance of the individual Directors. Also, a separate meeting of Independent Directors was held to review the performance of Non-Independent Directors, the performance of the Board as a whole and the performance of the chairperson of Tata Motors Limited. The Independent Directors took into account the views of the Executive Directors and Non-Executive Directors. Subsequently, the Board held a meeting to discuss the performance of the Board, its committees and the Individual Directors as well as evaluate the performance and fulfillment of the independence criteria by the Independent Directors, as prescribed under the Act and the Listing Regulations.

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

Committees

Audit Committee

The Audit Committee comprises five Independent Directors: Ms. Vedika Bhandarkar (as Chairperson), Ms. Hanne Sorensen, Mr. O. P. Bhatt, Mr. Kosaraju Veerayya Chowdary and Mr. Al-Noor Ramji. The Audit Committee functions according to its charter that defines its composition, authority, responsibility and reporting functions in accordance with Section 177 of the Act, Regulation 18(3) read with Part C of Schedule II of the Listing Regulations and applicable U.S. regulations, and is reviewed from time to time. The full charter is available on the Company’s website at www.tatamotors.com. This website does not form part of this annual report on Form 20-F. Below is a high-level summary of the responsibilities of the Audit Committee:

•	Review with management the quarterly and annual financial statements before submission to the Board, focusing primarily on:

•	The financial reporting process and the disclosure of our financial information, including earnings and press releases, to ensure that the financial statements are correct, sufficient and credible;

•	Reports on the management’s discussion and analysis of financial condition, results of operations and the directors’ responsibility statement;

•	Major accounting entries involving estimates based on an exercise of judgment by management;

•	Compliance with accounting standards and changes in accounting policies and practices as well as reasons thereof;

•	Review of the draft audit report, modified opinion, if any, and significant adjustments arising out of audit;

•	Scrutiny of inter-corporate loans and investments;

•	Disclosures made under the CEO and Group Chief Financial Officer certifications; and

•	Approval or any subsequent modification of transactions with related parties, including omnibus-related-party transactions.

•

Review the statement of uses/applications of funds by major category and the statement of funds utilized for purposes other than as mentioned in the offer document/prospectus/notice and the report submitted by the monitoring agency monitoring the utilization of proceeds of a public or rights or private placement issue, and make appropriate recommendations to the Board to take up steps in this matter. These reviews are to be conducted till the money raised through the issue has been fully spent.

•	Review, alongside the management, our statutory auditors and internal auditors, adequacy of internal control systems, identify weakness or deficiencies and recommend improvements to the management;

•

Recommend the appointment and/or removal of the statutory auditor, cost auditor, fix audit fees and approve non-audit or consulting services provided by the statutory auditors’ firms to Tata Motors Limited and its subsidiaries, evaluating auditors’ performance, qualifications, experience, independence and pending proceedings relating to professional misconduct, if any;

•

Review the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the chief internal auditor, coverage and frequency of internal audit, appointment, removal, performance and terms of remuneration of the chief internal auditor; • Discuss with the internal auditor and senior management significant internal audit findings and follow-up thereon;

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

During the year, the Committee inter alia reviewed key audit findings covering operational, financial and compliance areas. It also reviewed the internal control system in subsidiary companies. The Chairperson of the Audit Committee briefed the Board on significant discussions at Audit Committee meetings. The Audit Committee also adopted policies for the approval of services to be rendered by our independent statutory auditors, based on a procedure for ensuring such auditors’ independence and objectivity, as well as for the oversight of audit work for streamlining the audit process across our subsidiaries. The chief internal auditor reports to the Audit Committee to ensure independence of the internal audit processes. Mr. Mitsuhiko Yamashita and Mr. Girish Wagh are permanent invitees to all Audit Committee Meetings of the Company.

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

•	Oversee statutory compliance relating to all securities, including dividend payments and transfer of unclaimed amounts to the Company’s investor education and protection fund;

•	Review movements in shareholding and ownership structures of the Company;

•	Conduct a Shareholders’ satisfaction survey to ascertain the level of satisfaction amongst shareholders;

•	Suggest and drive implementation of various investor-friendly initiatives; and

•	Carry out any other function that is referred by the Board from time to time or enforced by any statutory notification, amendment or modification as may be applicable.

Safety, Health & Sustainability Committee

The Safety, Health & Sustainability Committee (the “SHS Committee”) comprises one Independent Director, Ms. Hanne Sorensen (Chairperson); one Non-Executive Director, Mr. Mitsuhiko Yamashita; and the Executive Director, Mr. Girish Wagh. The SHS Committee’s objective is to review our safety, health and sustainability practices. The terms of reference of the SHS Committee include the following:

•	Take a holistic approach to safety, health and sustainability matters in decision-making;

•	Provide direction to Tata Motors Group in carrying out its safety, health and sustainability function;

•	Frame broad guidelines and policies with regard to safety, health and sustainability;

•	Oversee the implementation of these guidelines and policies; and

•	Review our safety, health and sustainability policies, processes and systems periodically and recommend improvements from time to time.

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee (the “CSR Committee”) comprises three Independent Directors and one Executive Director, namely Mr. O. P. Bhatt (Chairperson), Ms. Vedika Bhandarkar, Mr. Kosaraju Veerayya Chowdary and Mr. Girish Wagh. The terms of reference of the CSR Committee are to:

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

Risk Management Committee

The Risk Management Committee, constituted by the Board pursuant to the provisions of Regulation 21 of the Listing Regulations, comprises one Independent Director, one Non-Executive Director, one Executive Director and the Group Chief Financial Officer, namely Ms. Hanne Sorensen (Chairperson), Mr. Mitsuhiko Yamashita, Mr. Girish Wagh and Mr. P. B. Balaji, respectively. Pursuant to the Listing Regulations, we have a risk management policy. The Risk Management Committee’s terms of reference are as follows:

•	Review the Company’s risk governance structure, risk assessment and risk management policies, practices and guidelines and procedures, including the risk management plan;

•	Review and approve the enterprise risk management framework;

•

Review the Company’s risk appetite and strategy relating to key risks, including product risk and reputational risk, cybersecurity risk, commodity risk, risks associated with the financial assets and liabilities, such as interest risk, credit risk, liquidity exchange rate funding risk and market risk, as well as the guidelines, policies and processes for monitoring and mitigating such risks;

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

Allotment Committee

The Company has adopted and implemented the “Tata Motors Limited Employee Stock Option Scheme 2018” (“ESOP Scheme”) pursuant to the approval of its shareholders at the 73rd Annual General Meeting held on August 3, 2018, for granting stock options not to exceed 13,800,000. Stock Options in aggregate, to the existing employees of the Company as on June 30, 2018 in the levels of LC, L1, L2 and select L3 as well as employees falling into these levels in case of new appointments and promotions over the past three years, i.e., by July 1, 2021 at an Exercise Price of Rs.345/- per share.

In terms of the ESOP Scheme, the Stock Options would vest with the Participants in three equal tranches, i.e., June 30, 2021, June 30, 2022 and June 30, 2023 and the actual number of Vested Options would be determined by the NRC based on the Company achieving (TML Stand-alone including joint operations) certain performance matrices (i.e., market share, EBIT and cash flows) in the three immediately preceding financial years.

Accordingly, the Nomination and Remuneration Committee constituted the Allotment Committee comprising of two Independent Director, the Group CFO and the Chief Human Resource Officer (CHRO) of the Company, namely,

Mr. O. P. Bhatt (Chairperson), Ms. Vedika Bhandarkar, Mr. P. B. Balaji and Mr. Ravindra Kumar G P, respectively, have been delegated with the powers to allot Ordinary Shares of the face value of Rs.2/- each, fully paid-up, in the Company, to eligible participants pursuant to the exercise of Stock Options vested with the participants of the Company’s ESOP Scheme, against receipt of the Exercise Price of Rs.345/- per Ordinary Share, received from them in accordance with the terms of the ESOP Scheme.

Technology Committee

The Technology Committee comprises two Independent Directors and one Non-Executive Director, namely Mr. Al-Noor Ramji (Chairperson), Mr. Hanne Sorensen, and Mr. Mitsuhiko Yamashita, respectively. The Committee reviews Technology-related practices. The terms of reference of the Committee include the following:

•	to govern the technology roadmap of the business;

•	to help the Management implement technological, digital, and electronic initiatives;

•	to design and review technology systems and roadmaps, electrical and electronics architecture and skill, talent development plan;

•	to synchronize synergies between Jaguar Land Rover and the Company;

•	to oversee technology-related actions of the key subsidiaries;

•	to carry out any other function as is referred by the Board from time to time.

Executive Committee

The Executive Committee is comprised of the Executive Director, the Managing Director of TMPVL and TPEML, the Group Chief Financial Officer, the President & Chief Human Resource Officer, the President & Chief Technology Officer and the President & Chief Purchasing Officer. The Executive Committee provides oversight on the Company strategy and key aspects of our business operations. Apart from the committees described above, the Board may also constitute committees of Directors with specific terms of reference as it may deem fit.

D. Employees

Our people are our best assets. Their caliber and commitment is our inherent strength. With the singular objective of always being the employer of choice in the Indian auto industry, we are encouraging our employees to discover and realize their true potential. Acquiring diverse experiences, accomplishing challenging tasks and continually learning and upskilling enables them to deliver their best. By identifying, developing and nurturing quality talent at every stage of the employee lifecycle, we are empowering them to become future ready and build rewarding careers. Keeping employee wellbeing foremost, we have embraced the post-pandemic way of life and work. By institutionalizing a hybrid mode of working, digitizing processes, and refreshing our culture, we are collectively fostering new ways of working. Future-ready trails of agility, digital mindset and customer-centricity are being consciously imbibed, both in thought and action, at every level across the organization. Richer collaborations and stronger teamwork have accelerated our pursuit of excellence.

Building a Strong Workforce

We employed approximately 81,811 and 73,608 permanent employees as of March 31, 2023, and 2022, respectively. The average number of flexible (temporary, trainee and contractual) employees for Fiscal 2023 was approximately 36,082 compared to 40,717 (including joint operations) in Fiscal 2022. We have a healthier gender diversity in Fiscal 2023 with 8.79% of our workforce comprising women employees.

The following graph presents the breakdown of persons employed by the Company’s business segments as of the following dates.

Building an Effective Organizational Culture

Culture is a key enabler to optimize potential, retain and also attract top talent to fuel performance within the organization. The collective desire to become more agile and future-ready necessitated a refresh of the organizational culture. Following an intense process of co-creation wherein thoughts, opinions, perspectives and aspirations of every employee were heard, a new Culture Credo – summarized as More When One with its four culture pillars: Be Bold, Solve Together, Own It & Be Empathetic was launched. These culture pillars were further defined through eight distinct leadership behaviours – Agility, Risk taking, Owner’s Mindset, Empowerment, Collaboration, Accountability, Embrace Diversity and Passion for Customers. A high-impact launch, followed by consistent and conscious efforts to accelerate the Culture Transformation journey with active employee participation, has resulted in improvement in overall employee engagement scores.

Capability Development

Committed to empowering our employees, we are fostering their development by strengthening their functional, managerial and leadership capabilities to make them future-fit. With volatility rising in the external environment, a holistic approach has been adopted to proactively identify and address all potential capability gaps. Tata Motors Academy designs and creates appropriate functional training modules to address the development needs of the various segments of our workforce. The academy focuses on three functional pillars – Customer Excellence, Product Leadership, Operational Excellence and Management Education. The emphasis of the functional academies is to reinforce knowledge, skills and expertise with a structured and in-depth approach, within the respective function:

•

The Product Leadership Academy and Operational Excellence Academy and Customer Excellence Academy are designing and deploying the courses and learning programs for our employees in Engineering and Operations, and Customer-facing functions, focused on the organization’s technical roadmap on Connected, Electric, Shared & Safe vehicles (CESS), as well as domain capabilities in respective functional areas.

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

•

The Management Excellence Academy provides executive management education opportunities in the areas of B.Tech, M.Tech, and Executive MBA to develop general management education. The Academy also focusses on developing Professional and Growth leadership skill for staff. Programs for First Time Managers, People Managers, Hiring Managers and Promotees are some of the interventions driven by this Academy.

•

By embracing digital, the academy has also embarked upon a decisive journey of curated functional e-learning journeys for all its employees. This includes e-learning and virtual classrooms, which augment the offering of functional as well as management education pillars.

Skill Development

The endeavour to deliver high-quality products by enhancing our craftsmanship and improving manufacturing and assembly processes continues with a greater thrust. To address the rapid technology disruptions and changing market dynamics, we have developed the “Future of Workplace” strategy. It provides our workforce with new skills such as High Voltage (Electric Vehicles), Mechatronics (Industry 4.0), Auto Electronics and Vehicle Communication. We are actively reskilling our permanent workforce in these newer technology areas. In parallel, we are also developing a young, skilled, agile and digital enabled workforce through our company’s flagship full-time apprenticeship program (new craftsman trades) and the Earn and Learn NEEM program. We recruit talent from the finest training institutes. Beyond core trade-based skills, we focus and train our technicians in very specific skills to achieve world-class quality, best-in-class know-how and high productivity levels.

Talent attraction at JLR

Software is essential for us to deliver next-generation automated driving systems, digital services, and experiences for clients. ADAS (Advanced Driver Assistance Systems) and autonomous driving skills have been identified as critical to this ambition, but are a sought-after skill set in the market. To attract these skills, and compete with other industries, we have expanded our global operational footprint in Germany, Italy and Spain, in addition to existing hubs in Manchester, Ireland, Hungary, Portland, India and China, to access a wider skills pool and harness the best talent for our business.

Upskilling for the future at JLR

We are also focused on evolving the skills of our workforce through upskilling programs that build critical capabilities internally. To enable the transition from internal combustion engines to battery electric vehicles, we have upskilled our engineers on electrification through the co-creation of bespoke courses, in partnership with a local university. Focus has also been placed on upskilling employees in ‘product owner’ and ‘scrum master’ roles, to enable agile ways of working in program delivery.

Early Careers at JLR

To expand our talent pool and establish a pipeline of skills to transition to an electrified future, there is continued investment in early careers programs which is made up of apprenticeships, undergraduate positions and graduate positions. Through hiring drives, we expect to see over 1,000 people join JLR in 2023 globally, a 55% increase on the previous year and a new record intake for the company. We were third in Target jobs’ most popular graduate recruiter in Engineering, Design and Manufacturing award 2023 and named a Top 100 Apprenticeships Employer in 2022.

Training and development

We have developed three e-learning modules for our UK business with future plans to create the same for all regions, to ensure that all our colleagues have a good understanding of diversity and inclusion, and how inclusivity can affect those around us. These modules have reached a minimum completion rate of 92%.

We have also established a face-to-face diversity and inclusion training program, for colleagues across our UK manufacturing sites.

In July 2022, we announced the appointment of two diversity and inclusion co-sponsors, François Dossa, and Barbara Bergmeier, ensuring diversity and inclusion is represented at the highest levels of our business. They are supported by 14 global employee resource groups, ensuring that employees have spaces where they are able to share their lived experiences, and also to learn from one another’s experiences. These have been instrumental in showcasing the power of allyship within our organization.

Talent Management

Healthy succession pipeline and leadership capabilities is the focus such that we create a Talent Factory across employee levels of the Organization. Our annual Organizational & Talent Review process and a robust Succession planning exercise ensures that we maintain a healthy succession pipeline of critical and leadership roles. This enables us to identify, groom and develop potential candidates across the organization. Comprehensive leadership development approach is established based on talent assessments and identification process. Based on the developmental needs identified, developmental programs are tailored to the requirements in partnership with a top-ranked global business schools and esteemed knowledge partners like Tata Management Training Center (TMTC) as well as external partners. To cite examples, Leadership Trails curated for Senior Leadership of Tata Motors in collaboration with TMTC and global institutions of repute. Another example is that of Inner Circle, a developmental program for our best mid-level and junior management talent has also been introduced in collaboration with a marquee academic institution. To provide employees with growth opportunities across functions, locations and business units, we encourage internal mobility of our talent through job rotations and “Career Explore” – our internal job-posting portal.

At JLR, we are taking action to make tangible impact, measured against three internal targets:

Target 1: Globally, 30.0% of all senior leaders to be female, by 2026. Fiscal 2023 performance is 16.0%, achieving this year’s target.

Target 2: In the UK, 15.0% of all senior leaders to be from a Black, Asian or Mixed Ethnicity background, by 2026. Fiscal 2023 performance is 6%, achieving this year’s target.

Target 3: Globally, for our Inclusion Index to reach over 80, by 2026. Fiscal 2023 performance is 74, exceeding this year’s target (This asks employees to rate the statement in our annual employee engagement survey “I would recommend JLR as an inclusive employer”).

Our first ever external diversity and inclusion brochure outlines our five year strategy and the targets that we have committed to.

Our global approach

Beyond the UK, our global markets are actively supporting in their local approach to diversity and inclusion. To create meaningful progress toward diversity and inclusion, we are working with our regional and country leaders to establish an understanding of local cultures, legislations and current inclusivity status.

Our global policy

Our global diversity and inclusion policy highlights our zero-tolerance approach to bullying, harassment, and other negative behaviours, regardless of an employee’s characteristics.

INDUSTRIAL RELATIONS

We have labor unions for our technicians at all our plants across India except the Dharwad plant. The Company maintains cordial relations with its employees at its factories and offices and has been supported by the unions in the implementation of several reforms to improve safety, quality, cost erosion and enhance productivity across all locations. Technicians and unions have supported business continuity to achieve productivity levels during challenging times caused by COVID-19 and the semi-conductor supply chain crisis.

Employee wages are paid in accordance with the wage settlements signed that have varying terms (typically three to five years) at different locations. The expiration dates of the wage agreements for various locations/subsidiaries are as below:

Location/subsidiaries	Wage Agreement valid until
Jaguar Land Rover—UK Plants	31-Oct -23
Mumbai	31-Dec-25
Pune—Passenger Vehicles	31-Aug-25
Pantnagar—Commercial Vehicles	31-Mar-26
Lucknow—Commercial Vehicles	31-Mar-24
Sanand—Passenger Vehicles	30-Sep-24
Pune—Commercial Vehicles	31-Aug-25
Jamshedpur—Commercial Vehicles	31-Mar-26
Sanand—TPEM	31-Mar-24

A)	LONG-TERM WAGE SETTLEMENTS (LTS)

We have successfully and amicably signed the long-term wage settlement (the “LTS”) for our Pune PV and Pantnagar CV Units with complete support and cooperation from the Union Representatives. These settlements mark a significant milestone in our organization’s journey towards growth and business excellence. The discussions with our Union colleagues were conducted in a constructive and collaborative manner, and we are grateful for their efforts and continued support in reaching a mutually beneficial agreement. We have transitioned from the MOP to HPeV as a measure of productivity, setting the international standards of productivity. We have also achieved a historic five minute increase in available production time, which will result in increased output and higher market share.

B)	EMPLOYEE ON-BOARDING AT SANAND-2

We have successfully completed the on-boarding of over 600 employees from recently acquired Ford Plant in Sanand, Gujarat. A comprehensive Orientation plan put in place in partnership with reputed educational institution for skill development of the onboarded employees.

C)	SURRENDERING OF PF TO EPFO

The transfer of provident fund balance for a majority of the ~65000 employees across all locations to their account EPFO account was completed. Members can now view the same by logging into the EPFO portal.

DIVERSITY, EQUITY AND INCLUSION

Tata Motors fosters workplaces that promote diversity and equal opportunities. We strive to establish an environment where diversity is natural and business as usual.

We have the following strategic focus areas for diversity and inclusion:

•

Strategic workforce planning: We have designed a process for workforce planning that focuses on increasing gender diversity across levels and various segments of the organization. With this process, we are able to proactively anticipate current and future hiring needs and align them to drive more gender-balanced hiring.

•

Culture transformation: We are working towards creating an inclusive workplace culture through our policies and processes. The Company organizes sensitization and awareness campaigns to help create an open mind and culture to leverage diversity in the workplace.

•

Business integration: We recognize that a diverse workforce enables us to better understand and serve our customers and intend to embed D&I into our business operations covering all aspects – business strategy, people, or operations. We conceptualize product designs that are inclusive and cater to a diversified customer base. We encourage our suppliers to adopt gender diversity at their end too.

•

Partnership & external impact: We aim to create opportunities in all dimensions of diversity by partnering with specialists and NGOs to support local communities. We are committed to working with our external partners, such as suppliers and customers, to promote diversity and inclusion across the industry.

In a significant step forward toward increasing gender diversity on the shop floor, traditionally a male bastion, our TCF assembly at the Pune Plant is now entirely operated and managed by over 1,500 female employees. This is a benchmark practice in the automobile industry. Also, female employees completely manage one line at Maval Foundry. We have a development program called Gear-Up. Eligible female employees are provided training or mentorship on the basis of each female employee’s strengths and improvement areas. Some of these initiatives include providing opportunities with various teams, such as quality circles, GEMS projects, and innovation projects through the Imagineering platform. The Second Career Initiative Program (the “SCIP”) is a platform that encourages women, who put their career on pause to restart it with interesting opportunities. We also introduced Paternity Leave and Adoption Leave for our male colleagues to support parenthood. The inclusive Internship policy is formulated to drive employability initiatives and employment opportunities for LGBTQ+ and PwD.

Tata Motors measures the success of its diversity and inclusion initiatives using different parameters. These parameters measure the success of diversity initiatives across the H2R (Hire to Retire) journey of employees. Gender diversity among new hires is monitored, as well as the attrition rate and reasons for leaving among female employees. We also compare performance appraisal normalization of ratings for female employees function/Business Unit–wise vis-à-vis male employees to ensure that there are no biases at play at any stage. We track the career development of female employees through a robust review mechanism of the “Individual Development Plan” (the “IDP”) and measure its success by tracking the number of female managers identified and developed as successors to senior leadership roles.

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

During the year ended March 31, 2021, on exercise of options by Tata Sons Private Limited and on receipt of balance subscription money of Rs.26,025 million, the Company has fully converted 231,333,871 convertible warrants into Ordinary Shares and as on date fully utilized the amount towards repayment of debt, and other general corporate purposes of the Company.

Issue of Shares Which Were Earlier Held in Abeyance

The entitlements to 492,559 ordinary shares (valued at Rs.2 each) and 233,214 “A” ordinary shares (valued at Rs.2 each) are the subject of various lawsuits filed in courts/forums by third parties. The final order is still pending and therefore the entitlements have been kept in abeyance. During Fiscal 2023, no shares were issued by the Company, which were earlier held in Abeyance.

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

As of March 31, 2023, out of the 8,147,633 stock options granted, 2,496,465 stock options have been vested, out of which 1,113,230 stock options have been exercised at Rs.345 each and the balance 1,110,900 stock options remained unexercised. As of March 31, 2023, stock options 1,934,853 remained unvested and 272,335 stock options had been treated as lapsed and forfeited.

As per TML ESOP Scheme 2018, the employee definition included only permanent employees of the Company and TMPVL. However, due to the expansion of business as per the Company’s business plan, new subsidiaries have been incorporated and accordingly, employees have been transferred from the Company to these new subsidiaries. Hence, employees being transferred and holding options granted under TML ESOP Scheme 2018, are required to be covered under TML ESOP Scheme 2018 for the purpose of vesting and exercise of stock options. Therefore, a necessary amendment in the TML ESOP Scheme 2018 was approved at the 77th Annual General Meeting of the Company held on July 4, 2022. Pursuant to exercise of Stock options by Eligible Employees under Tata Motors Limited Employees Stock Option Scheme 2018, the Company allotted 682,318 Ordinary Shares during Fiscal 2023 at an exercise price of Rs.345 each.

Furthermore, pursuant to the approval of Members at the 76th Annual General Meeting of the Company held on July 30, 2021, the Company adopted the Tata Motors Limited Share-based Long Term Incentive Scheme 2021 (“TML SLTI Scheme”). The TML SLTI Scheme comprises of two reward mechanisms; (a) Performance Share Units at an exercise price of Rs.2 each, and (b) Stock Options at an exercise price of Rs.338 each. The objective of TML SLTI Scheme is to reward Eligible employees of the Company and of the subsidiary companies, to drive long term objectives of the Company, to motivate and retain employees by rewarding for their performance, to ring fence and incentivize key talent to drive long term objectives of the Company, to ensure that the senior management employees compensation and benefits match the long gestation period of certain key initiatives; and to drive ownership behavior and collaboration amongst employees.

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

During Fiscal 2023, there has been no change in the TML SLTI Scheme 2021. During Fiscal 2022, 839,650 stock options at exercise price of Rs.338 each and 964,569 performance share units were granted at an exercise price of Rs.378 each. Whereas in Fiscal 2023, 659,186 performance share units were granted at an exercise price of Rs.436 each. There were no performance share units vested nor any shares issued on vesting during the year and 78,822 stock options as well as 92,349 performance share units were forfeited during Fiscal 2023. Both Schemes are in compliance with the SEBI (Share Based Employee Benefits) Regulations, 2014.

Additional information required by this item is set forth in Item 6.A “Directors, Senior Management and Employees—Directors and Senior Management” of this annual report on Form 20-F.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7.	Major Shareholders and Related-Party Transactions

A. Major Shareholders

The Company is a widely held, listed company with approximately 3,814,831 shareholders of Ordinary Shares and 494,619 shareholders of “A” Ordinary Shares on record. To the Company’s knowledge, as of March 31, 2023, the following persons beneficially owned 1% or more of the 3,321,344,325 Ordinary Shares and 508,502,896 “A” Ordinary Shares outstanding at that time:

Ordinary Shares

Name of Shareholder	Holding	Percentage
Tata Sons Pvt. Limited (including its Subsidiaries and Joint Venture)[1]	1,538,461,556	46.32
Citibank, N.A.[2]	51,917,567	1.56
Life Insurance Corporation of India	173,087,356	5.21
SBI Nifty 50 ETF	71,901,247	2.16
HDFC Trustee Company Ltd. A/C HDFC Top 100 Fund	40,242,875	1.21
UTI - Nifty Exchange Traded Fund	33,806,960	1.18
Government of Singapore	33,580,692	1.01
Rekha Rakesh Jhunjhunwala	52,256,000	1.57

“A” Ordinary Shares3

Name of Shareholder	Holding	Percentage
ICICI Prudential Equity & Debt Fund	104,176,790	20.49
Franklin India Flexi Cap Fund	8,100,000	1.59
SBI Long Term Equity Fund	7,599,934	1.49
UTI - Hybrid Equity Fund	8,730,116	1.72
Post Office Life Insurance Fund	6,971,870	1.37
Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Funds	16,637,869	3.27
Government Pension Fund Global	16,574,589	3.26
Government of Singapore	7,704,084	1.52
Franklin Templeton Investment Funds	7,627,359	1.50
Rekha Rakesh Jhunjhunwala	10,000,000	1.97

1

The combined Ordinary and “A” Ordinary Shareholding of Tata Sons along with its subsidiaries and joint venture as of March 31, 2023 was 1,577,413,482 representing 45.74% of the total voting rights in Tata Motors Limited. Tata Sons’ subsidiaries and joint venture Tata Investment Corporation Limited, Tata Industries Limited and Simto Investment Company Ltd. hold 11,000,000, 72,203,630 and 59,583 Ordinary Shares of Tata Motors Limited, respectively, and Ewart Investments Limited holds 3,084,542 Ordinary Shares and 440,645 “A” Ordinary Shares of Tata Motors Limited.

2	Citibank, N.A., as depositary for the Company’s ADSs, was the holder on record at March 31, 2023, of 51,917,567 Ordinary Shares on behalf of the beneficial owners of deposited Shares.
3

The holders of “A” Ordinary Shares are entitled to receive a dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year but are entitled to one vote for every 10 “A” Ordinary Shares held in accordance with the terms of its issue and the Articles of Association.

Over the last four years, from March 31, 2020, to March 31, 2023, the holdings of the Company’s largest shareholder, Tata Sons, along with its subsidiaries and joint venture, have increased from 42.32% to 46.32%. The holdings of TSL have decreased from 0.0032% to 0.0030% as of March 31, 2023. The shareholding of Life Insurance Corporation of India Ltd. has increased from 4.77% to 5.21%. The shareholding of Citibank, N.A. as depositary for the Company’s ADSs has decreased from 10.39% to 1.56%.

According to the depositary, as of March 31, 2023, the Company had 55 registered holders of its ADSs with addresses in the United States, whose shareholding represented approximately 0.00062% of the Company’s outstanding Ordinary Shares as of that date, excluding any of the Company’s ADSs held by Cede & Co. as a nominee for the Depository Trust Company. Because some of the Company’s ADSs are held through brokers or other nominees, the number of record holders of the Company’s ADSs with addresses in the United States may be fewer than the number of beneficial owners of ADSs in the United States. As of March 31, 2023, there were 2,552 record holders of Ordinary Shares with addresses in the United States, representing 0.09357% of our outstanding Ordinary Shares as of that date, and there were 309 record holders of “A” Ordinary Shares with addresses in the United States, representing 0.07582% of the Company’s outstanding “A” Ordinary Shares as of that date. The ADSs of the Company have been delisted from NYSE effective close of trading on the NYSE on January 23, 2023, which follows the filing of Form 25 with the SEC on January 13, 2023. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADS were issued has also become effective close of trading on the NYSE on January 23, 2023. See Item 4. A “Information on the Company—History and Development of the Company.”

The total permitted holding of Foreign Institutional Investors (“FIIs”) in the Ordinary Share paid-up capital has been increased to 35% by a resolution passed by the shareholders of the Company on January 22, 2004, and to 75% of the “A” Ordinary Share paid-up Capital approved by the RBI pursuant to their letter dated October 31, 2013. The FII holding as of March 31, 2023, was approximately 15.35% in Ordinary Shares and 16.75% in “A” Ordinary Shares. See Item 10.D “Additional Information—Exchange Controls” for further details.

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

B. Related-Party Transactions

The Company’s related parties principally consist of Tata Sons, subsidiaries and joint ventures of Tata Sons, the Company’s joint ventures and the Company’s associates and their subsidiaries. The Company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for sale and purchase of products rendering and availment of services, lease and funding transactions, with its associates and joint ventures. The following table summarizes related-party transactions and balances included in the Company’s consolidated financial statements included elsewhere in this annual report on Form 20-F for the year ended and as of March 31, 2023:

	With Associates and its subsidiaries	With Joint ventures	With Joint operations	With Tata Sons Pvt Ltd, its subsidiaries and joint ventures
	(Rs. in millions)
Purchase of products	73,537	5,724	108,365	18,318
Sale of products	3,257	24,476	30,279	14,864
Services received	221	24	6	24,664
Services rendered	257	10,607	64	2,404
Bills discounted	—	—	—	108,824
Purchase of property, plant and equipment	919	—	—	191
Interest (income)/expense, dividend (income)/paid, (net)	42	—	251	624
Dividend income	—	—	2,363	148
Finance taken (including loans and equity)	1,430	—	—	—
Finance taken, paid back (including loans and equity)	1,860	—	—	—
Repayment towards lease liability	—	—	311	—
Amounts receivable in respect of loans and interest thereon	—	93	—	49
Amounts payable in respect of loans and interest thereon	480	—	—	37
Amount payable in respect of Lease Liability	—	—	3,029	—
Trade and other receivables	329	3,370	999	3,094
Accounts payable	2,296	46	7,536	4,720
Acceptances	—	—	—	11,561
Provision for amount receivables	—	93	—	—

Notes: The details of major items are as follows:

a.

During Fiscal 2023, the Company purchased from its associates and joint operations various vehicle components, assemblies, aggregates and spares, among other inputs, totaling Rs.205,944 million. For the period from April 1, 2023, through May 31, 2023, the Company’s purchases were Rs.29,962 million from these associates and joint operations. These purchases have been made at fair market price determined in accordance with arm’s-length commercial terms.

b.

(i) The services received from Tata Sons include those for which brand subscription fees were paid pursuant to an agreement with them, under which Tata Motors Limited and certain of its subsidiaries have agreed to pay an annual subscription fee for participation and gain from promotion and protection of the Tata brand identity. Please see Exhibit 4.1 of this annual report on Form 20-F for our Tata Brand Equity & Business Promotion Agreement. The annual subscription fee is equal to 0.15%—0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax, based on Tata Motors Limited’s stand-alone financial statements prepared in accordance with Ind AS. For Fiscal 2023 Rs.624 million is payable for Tata Motors Limited in view of profits.

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

c.

During Fiscal 2023, the Company (including Tata Motors Passenger Vehicles Limited) paid discounting charges for invoice discounting facility availed by vendors, with one of the subsidiary of Tata Sons. These services are in the normal course of business and the transaction price (discounting charges) represents fair market price, considering commercial and market terms.

d.

During Fiscal 2023, the Jaguar Land Rover sold products to its joint ventures various vehicle components, assemblies, aggregates and spares, among other inputs totaling Rs.25,715 million (GBP253 million). These sales have been made at fair market price determined in accordance with arm’s-length commercial terms.

e.

During Fiscal 2023, the Jaguar Land Rover rendered services to its joint ventures totaling Rs.10,607 million (GBP110 million). These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

Please see Note to our consolidated financial statements included elsewhere in this annual report on Form 20-F for further details on our related-party transactions. The Company is required, in terms of Regulation 23 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015, to obtain the approval of shareholders for the transaction of sale of products aggregating to Rs.15,460.6 million with Fiat India Automobiles Private Limited, a joint arrangement, which has become a material related party transaction for the year ended March 31, 2023. The Company proposes to take the approval of the shareholders at the forthcoming Annual General Meeting.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Legal Proceedings.”

Dividend Policy

The Company may declare and pay a dividend out of profits for the year or previous financial year(s) as stated in the statutory financial statements of Tata Motors Limited, on a stand-alone basis, prepared in accordance with Indian GAAP/Ind AS, after providing for depreciation in accordance with the provisions of Schedule II to the Companies Act. However, in the absence or inadequacy of said profits, it may declare a dividend out of its free reserves, subject to certain conditions as prescribed under the Companies Act 2013 and the Companies (Declaration and Payment of Dividend) Rules, 2014. Based on the net income available for appropriation, dividends are recommended by the Board for approval by the shareholders at our annual general meeting. Furthermore, the Board may also pay an interim dividend at its discretion. The “A” Ordinary Shareholders are entitled to receive a dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year.

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

For Fiscal 2023, after considering overall performance and results, and in accordance with the Companies (Declaration and Payment of Dividends) Rules, 2014 and our Dividend Distribution Policy, the Board of Directors at its meeting held on May 12, 2023 has recommended declaration of final dividend of 100% of Rs.2 per Ordinary Share of face value Rs.2/- each and 105% of Rs.2.10 per “A” Ordinary Share of face value Rs.2/- each, to the shareholders of the Company as on the record date, subject to shareholders approval at the forthcoming Annual General Meeting of the Company. Since Fiscal 1956, the Company has made dividend distributions in each fiscal year except for Fiscal 2001, Fiscal 2002, Fiscal 2015, Fiscal 2017, Fiscal 2018, Fiscal 2019, Fiscal 2020, Fiscal 2021 and Fiscal 2022.

Our ADSs have been delisted from the NYSE effective close of trading on the NYSE on January 23, 2023. We will continue to be subject to reporting obligations under the Exchange Act until we can terminate and/or suspend our reporting obligations to the SEC under the Exchange Act. We have been informed by the Depository that it will continue to collect and distribute cash dividends payable on any ADSs that are outstanding before the expiration of six months from the Termination Date of the Deposit Agreement (at which time it will promptly as commercially practicable sell the Ordinary Shares underlying any such outstanding ADSs). For more details regarding the dividend arrangements with regard to delisting, please refer to Item 3.D “Key Information—Risk Factors—The delisting of our ADSs from the New York Stock Exchange (the “NYSE”) and our intended deregistration under the Exchange Act may influence or have influenced the trading opportunities and trading price of our Shares and the voting and dividend rights of ADS holders, and may cause adverse tax consequences for the ADS holders.”

B. Significant Changes

Other than as set forth in this annual report on Form 20-F, no significant change has occurred with respect to us since the date of our audited consolidated IFRS financial statements included elsewhere in this annual report on Form 20-F.

Item 9.	The Offer and Listing

A. Offer and Listing Details

In September 2004, the Company became the first company in India’s automotive sector to be listed on the NYSE. The Company’s ADSs were traded on the NYSE under the symbol “TTM”. The Company’s Ordinary Shares and “A” Ordinary Shares are traded on the BSE under the codes 500570 and 570001, respectively, and traded on the NSE under the symbols “TATAMOTORS” and “TATAMTRDVR”, respectively. In October 2014, the Company listed US$250 million 5.75% senior unsecured notes due and in November 2019, the Company listed US$300 million 5.875% senior unsecured notes due 2025 on the Singapore Exchange Securities Trading Limited (or SGX-ST) market, which is regulated by the Singapore Stock Exchange. The Company also has non-convertible debentures listed on the NSE and the BSE under the wholesale debt market segment.

The Company’s ADSs have been delisted from the NYSE effective close of trading on the NYSE on January 23, 2023. This follows the filing done by the Company of Form 25 with the SEC on January 13, 2023. We will continue to be subject to reporting obligations under the Exchange Act until we can terminate and/or suspend our reporting obligations to the SEC under the Exchange Act. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADS were issued has also become effective close of trading on NYSE on January 23, 2023. Please refer to Item 4.A “Information on the Company—History and Development of our Company” of this annual report on Form 20-F for further information on our delisting.

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

A. Share Capital

The share capital of the Company has been increased pursuant to the Preferential Allotment of Shares and Warrants to Tata Sons Private Limited and Allotment of shares earlier held under Abeyance. The share capital is as follows:

Particulars		Authorized Capital	Issued Capital	Subscribed Capital	Paid Up Capital
Common	Number of Equity shares	5,000,000,000	3,830,572,994	3,829,847,221	3,829,847,221
	Nominal amount per Equity share	2	2	2	2
	Total amount of Equity shares	10,000,000,000	7,661,145,988	7,659,694,442	*7,660,171,947
Ordinary Shares	Number of Ordinary Shares	4,000,000,000	3,321,836,884	3,321,344,325	3,321,344,325
	Nominal amount per Ordinary Share	2	2	2	2
	Total amount of Ordinary Shares	8,000,000,000	6,643,673,768	6,642,688,650	*6,643,166,155
“A” Ordinary Shares	Number of “A” Ordinary Shares	1,000,000,000	508,736,110	508,502,896	508,502,896
	Nominal amount per “A” Ordinary Share	2	2	2	2
	Total amount of “A” Ordinary Shares	2,000,000,000	1,017,472,220	1,017,005,792	1,017,005,792
Others	Number of preference shares	300,000,000	0	0	0
	Nominal amount per preference share	100	0	0	0
	Total amount of preference shares	30,000,000,000	0	0	0
	Unclassified shares	0	0	0	0
	Total amount of unclassified shares	0	0	0	0

	Total	40,000,000,000	7,661,145,988	7,659,694,442	7,660,171,947

*	Amount of subscribed share capital plus share forfeiture less calls in arrears.

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

Authorized and Issued Share Capital

The authorized share capital of the Company is Rs.40 billion divided into:

•

4 billion Ordinary Shares of par value Rs.2 each, of which 3,321,836,884 are issued, 3,321,344,325 are subscribed and fully paid, 492,559 are issued but held in abeyance and 570 are issued but partially paid-up as of the date of this annual report on Form 20-F;

•

1 billion “A” Ordinary Shares of par value Rs.2/- each, of which 508,736,110 are issued, 508,502,896 are subscribed and fully paid and 233,214 are issued but held in abeyance as of the date of this annual report on Form 20-F; and

•	300 million convertible cumulative preference shares of par value Rs.100/- each; however, the convertible cumulative preference shares have not been issued.

Pursuant to the resolution, dated May 23, 2018, passed by the Board and the special resolution passed by the Company’s shareholders at the annual general meeting held on August 3, 2018, the Company approved the Tata Motors Limited Employees Stock Option Scheme 2018.

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

During Fiscal 2023, the Company issued and allotted 682,318 ordinary shares (valued at Rs.2/- each) to eligible participants of the Company and its subsidiary companies. This was done under the Tata Motors Limited Employees Stock Option Scheme 2018, as a result of the exercise of stock options.

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

Dividends

Under the Companies Act, no dividend can be declared or paid by a company for any fiscal year except out of the profits of the company for that fiscal year and/or for any previous fiscal year(s) that remain undistributed. Furthermore, no company may declare a dividend unless carried over previous losses and depreciation not provided for in previous years are set off against profits of the company of the current year on a stand-alone basis. However, in the event of inadequacy or absence of profits during a fiscal year, the Board may declare a dividend not exceeding the average rate at which dividends were declared by it in the immediately preceding three years, calculated on a stand-alone basis. Dividends payable out of the undistributed, accumulated profits of a company from any prior fiscal year(s), and transferred by the company to its reserves, should not exceed 10% of the paid-up capital and free reserves as stated in the latest audited financial statement, after setting off losses incurred in the fiscal year in which the dividend is declared, on a stand-alone basis. The balance of reserves after such withdrawal must not be below 15% of the paid-up share capital as stated in the latest audited financial statements on a stand-alone basis.

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

In accordance with the Articles of Association, the Company may issue Ordinary Shares with differential rights as to voting and/or dividends up to an amount not exceeding 25% of its total issued Ordinary Share capital or such other limit as may be prescribed by applicable laws, rules or regulations. This is stricter than the requirement under the Companies Act and the Companies (Share Capital and Debentures) Rules, 2014, according to which no company may issue shares with differential rights exceeding 74% of its total post-issue paid-up equity share capital, including equity shares with differential rights issued at any point of time. An amendment to the Companies (Share Capital and Debenture) Rules, 2014 on June 18, 2014, clarified that the Companies Act, 1956 continues to govern equity shares with differential rights issued thereunder.

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

The Ministry of Corporate Affairs (“MCA”) through its circulars dated May 5, 2020, and January 13, 2021 (“AGM Circulars”), introduced relaxations for holding an annual general meeting through video conferencing, during the calendar year 2020, subject to compliance with the (a) provisions associated with annual general meetings under the Companies Act, 2013 and the articles of association of the company through electronic mode; and (b) requirements prescribed under the AGM Circulars. The MCA, through its circular dated May 5, 2022, permitted the companies whose annual general meetings were due in 2022, to conduct their annual general meetings by December 31, 2022 through video conferencing in accordance with the requirements laid down in Para 3 and Para 4 of the general circular dated May 5, 2020. Subsequently, the MCA, by way of its circular dated December 28, 2022, has permitted the companies whose annual general meetings were due in 2023, to conduct their annual general meetings by September 30, 2023 through video conferencing in accordance with the above-mentioned requirements of the general circular dated May 5, 2020.

Extraordinary General Meetings

The Board may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding in aggregate not less than one-tenth of our paid-up share capital.

The MCA, through its circular dated April 8, 2020, read with its circulars dated April 13, 2020, June 22, 2020, September 28, 2020, and December 31, 2020 (collectively, “Circulars”) has permitted companies to hold extraordinary general meetings through video conferencing or other audio visual means, until June 30, 2021, to enable companies to take decisions on unavoidable matters, subject to compliance with certain conditions prescribed in the Circulars, in addition to any other requirements provided under the Companies Act, 2013, or the relevant rules. The Circulars provide that companies are requested to take all decisions of an urgent nature, requiring approval of members (other than items of ordinary business, or business where a person has a right to be heard) through postal ballot/e-voting, without holding a general meeting. However, where holding an extraordinary general meeting is unavoidable, the Circulars held through video conferencing, pursuant to key relaxations and compliances provided under the Circulars. The MCA, through its Circular dated May 5, 2022, allowed companies to conduct their extraordinary general meetings through VC or OAVM or transact items through postal ballot in accordance with framework provided in the aforementioned circulars up to December 31, 2022. Subsequently, pursuant to a circular dated December 28, 2022, the MCA has extended this timeline up to September 30, 2023.

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

Scope of General Meetings

Certain matters may not be transacted at a general meeting and instead must be authorized by a resolution passed by means of a postal ballot. These matters include, among others:

•	Alteration of the objects clause in a memorandum of association;

•	Alteration of the Articles of Association in order to constitute as a private company;

•	Change in place of registered office outside the local limits of any city, town or village;

•	Change in objective for which a company has raised money from the public through a prospectus;

•	Issue of shares with differential rights as to voting, dividends or otherwise;

•	Variation in the rights attached to a class of shares or debentures or other securities;

•	Sale of the whole or substantially the whole of an undertaking of a company;

•	Buyback of shares of a company; and

•	Granting loans or extending guarantees in excess of limits prescribed under the Companies Act and the rules issued thereunder.

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

Ordinary and Special Resolutions

Ordinary resolutions may be passed by simple majority of those shareholders present and voting at the meeting. Certain matters are required to be authorized by special resolutions, which require that the votes cast in favor of the resolution must be at least three times the votes cast against the resolution. The Articles of Association do not permit cumulative voting for the election of Directors. Matters requiring action by special resolution include the following:

•	Alteration of the Articles of Association;

•	Varying the terms of contract or objectives in a prospectus;

•	Issuance of global depository receipts or sweat equity shares;

•	Variation of shareholders’ rights;

•	Reduction of share capital;

•	Buyback of the Company’s Shares;

•	Sale, lease or other disposal of the whole or substantially the whole of the undertaking of our Company;

•	Investment in trust securities of the amount of compensation received by us as a result of any merger or amalgamation;

•	Borrowing money in excess of our paid-up share capital and free reserves;

•	Winding-up or schemes of amalgamation; and

•	Removal of statutory auditors.

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

Please see Item 7.A “Major Shareholders and Related-Party Transactions—Major Shareholders” for a description of obligations under Indian law to disclose significant shareholdings to us.

Acquisition of the Company’s Own Shares

Under the Companies Act, companies may purchase their own shares or other specified securities out of their free reserves or their securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to the following conditions:

i.	The buyback is authorized by the articles of association of a company;

ii.	A special resolution is passed at the general meeting authorizing the buyback;

iii.	The buyback is 25% or less of the aggregate paid-up capital and free reserves, provided that buyback of equity shares is limited to 25% of the total equity capital in that fiscal year;

iv.	The ratio of the aggregate of secured and unsecured debts owed by the company after the buy-back is not more than twice the paid-up capital and its free reserves;

v.	All the shares or other specified securities for the buyback are fully paid-up;

vi.	The buyback of the shares or other specified securities listed on any recognized stock exchange is in accordance with the regulations made by SEBI in this regard; and

vii.

The buyback in respect of shares or other specified securities other than those described in Clause vi. described above is in accordance with the Companies Act. The condition described in Clause ii. above would not be applicable if the buyback is for less than 10% of the total paid-up equity capital and free reserves of the company provided it has been authorized by the board of directors of a company. A company buying back its securities is required to extinguish and physically destroy the securities so bought back within seven days of the date of completion of the buyback. Moreover, a company buying back its securities is not permitted to buyback any securities for a period of one year from the buyback or to issue further securities of the same kind for six months except by way of bonus issue or in the discharge of subsisting obligations such as conversion of warrants, share option schemes, sweat equity or conversion of preference shares or debentures into equity. Every buyback has to be completed within a period of one year from the date of passing of the special resolution or resolution of the board of directors, as the case may be.

A company is also prohibited from purchasing its own shares or specified securities through any subsidiary company or through any investment company, or if the company has defaulted on the repayment of deposit or interest, redemption of debentures or preference shares, payment of dividend to a shareholder, repayment of any term loan or interest payable thereon to any financial institution or bank, or in the event of non-compliance with other provisions of the Companies Act. However, if the default in relation to any such repayment has been remedied and a period of three years has lapsed after the default has been remedied, buyback is not prohibited.

Rights of Holders of “A” Ordinary Shares

Holders of “A” Ordinary Shares are entitled to all rights and privileges that are enjoyed by holders of Ordinary Shares pursuant to applicable law and under the Articles of Association, with certain differences with respect to dividend and voting entitlements as further summarized below. Holders of our “A” Ordinary Shares have the following rights:

•

Right to receive dividends, if declared. “A” Ordinary Shareholders are entitled to receive dividends for any fiscal year at a rate that is five percentage points higher than the aggregate rate of dividends declared on Ordinary Shares for that fiscal year; such dividends are subject to withholding tax at the applicable rates as Income Tax Act 1961.

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

•	The right to vote may be exercised by the “A” Ordinary Shareholders in person or by proxy; and

•

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

•

Where the Company makes an offer to purchase its securities in accordance with the SEBI (BuyBack) of Securities Regulations, 1998 and other applicable laws, holders of “A” Ordinary Shares shall have the right to receive an offer in the same proportion and on equitable pricing terms as offered to the holders of Ordinary Shares;

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

C. Material Contracts

Except as set forth below, the Company is not a party to any material contract other than contracts entered into in the ordinary course of business as of the date of this annual report on Form 20-F:

•

The Tata Brand Equity and Business Promotion Agreement, dated December 18, 1998, incorporated by reference into this annual report on Form 20-F as Exhibit 4.1. Tata Motors Limited and certain of its subsidiaries have agreed to pay an annual subscription fee to Tata Sons which is equal to 0.15%–0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax) based on Tata Motors Limited’s stand-alone financial statements prepared in accordance with Indian GAAP/Ind AS for participation and gain from promotion and protection of the TATA brand identity. Pursuant to the agreement, the Company has also undertaken certain obligations for the promotion and protection of the TATA brand licensed to us under the agreement.

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

•

The agreement dated August 25, 2021, entered into by Tata Motors Limited with Mr. Girish Wagh in connection with his appointment as Executive Director of the Company. The compensation drawn by Mr. Wagh pursuant to this agreement is shown in Item 6.B “Directors, Senior Management and Employees—Compensation”.

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

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, introduced FEMA, which along with the rules, regulations and notifications issued thereunder, regulates all foreign direct investment in India. Foreign direct investment (“FDI”) means investment through capital instruments by a person resident outside India in an unlisted Indian company; or in 10% or more of the post issue paid-up equity capital on a fully diluted basis of a listed Indian company. Regulatory approval is required for investment in some sectors, including housing, defense and certain strategic industries. Also, the following investments would require prior regulatory permission:

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

(b) the fair valuation of shares done by a SEBI registered merchant banker or a chartered accountant in accordance with any internationally accepted pricing methodology on arm’s-length basis, where the shares of the company are not listed on any recognized stock exchange in India; and

(c) the price as applicable to transfer of shares from resident to non-resident as per the pricing guidelines laid down by the RBI from time to time, where the issue of shares is on preferential allotment.

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

Portfolio Investment by Foreign Portfolio Investors

The SEBI (Foreign Portfolio Investors) Regulations, 2019 (the “2019 FPI Regulations”) have replaced the SEBI (Foreign Portfolio Investors) Regulations, 2014 (the “2014 FPI Regulations”) and the regime for investments by qualified institutional investors. The 2019 FPI Regulations and the Master Circular issued by SEBI for Foreign Portfolio Investors (“FPIs”), designated depository participants and eligible foreign investors issued by SEBI provide the framework for registration and procedures with regard to foreign investors who propose to make portfolio investment in India.

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

The transaction involving dealing in securities by a FPI shall be only through stock brokers registered with SEBI. However, under the 2019 FPI Regulations, an FPI may deal in securities without a stock broker registered with SEBI in case of: (i) transactions in Government securities and such other securities falling under the purview of the RBI carried out in the manner as specified by the RBI; (ii) sale of securities in response to a letter of offer sent by an acquirer in accordance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; (iii) sale of securities in response to an offer made by any promoter or acquirer in accordance with the SEBI (Delisting of Equity Shares) Regulations, 2009; (iv) sale of securities in accordance with the SEBI (Buyback of Securities) Regulations, 2018; (v) divestment of securities in response to an offer by Indian companies in accordance with Operative Guidelines for Disinvestment of Shares by Indian Companies in the overseas market through issue of American Depository Receipts or Global Depository Receipts as notified by the Government of India from time to time; (vi) any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the central government or any state government; (vii) any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter IX of the SEBI (ICDR) Regulations, 2018; (viii) transactions in corporate bonds by FPIs; (ix) transactions on the electronic book provider platform of recognized stock exchanges; (x) transactions to receive, hold and sell unlisted securities as referred at Regulation 20(2) of the 2019 FPI Regulations and transactions in unlisted securities received through involuntary corporate actions including a scheme of a merger or demerger approved in accordance with the provisions of the Companies Act, 2013 as well as the applicable guidelines issued by the SEBI or pursuant to implementation of any resolution plan approved under the Insolvency and Bankruptcy Code, 2016 or in accordance with the guidelines issued by the Government of India or the RBI or any other regulator for a scheme of debt resolution, provided that such unlisted holdings of the FPI shall be treated as FDI; (xi) transactions for transfer of right entitlements; (xii) purchase or sale transactions of illiquid or suspended or delisted securities by a FPI. Illiquid securities shall mean those securities that are not frequently traded in terms of SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018; (xiii) transactions between registered FPI, who are multi investment manager structure of the same beneficial owner and have common Permanent Account Number; and (xiv) any other transaction as may be specified by SEBI.

Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of Regulation 21 of the 2019 FPI Regulations, an FPI may issue, subscribe to or otherwise deal in offshore derivative instruments (as defined under the 2019 FPI Regulations as any instrument, by whatever name called, which is issued overseas by an FPI against securities held by it that are listed or proposed to be listed on any recognized stock exchange in India, as its underlying) directly or indirectly, only in the event: (i) such offshore derivative instruments are issued only to persons registered as Category I FPI under the 2019 FPI Regulations; (ii) such offshore derivative instruments are issued only to persons who are eligible for registration as Category I FPIs (where an entity has an investment manager who is from the Financial Action Task Force member country, the investment manager shall not be required to be registered as a Category I FPI); (iii) such offshore derivative instruments are issued after compliance with “know your client” norms; and (iv) compliance with other conditions as may be prescribed by SEBI.

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

The SEBI Circular has notified a detailed framework for issuance of DRs by a listed Indian company. The new framework which has come into force on October 10, 2019, sets out eligibility requirements as well as certain obligations to be complied with by issuers of DRs. Further, the Depository Receipts (Amendment) Scheme, 2019 (the “DR Circular”) has also been notified on October 7, 2019, which amends the definition of “permissible jurisdiction”, inter alia, to include the International Financial Services Centre in India. A “permissible jurisdiction” for the purpose of the SEBI Circular means jurisdictions as may be notified by the central government from time to time, pursuant to notification no. G.S.R. 669(E) dated September 18, 2019, in respect of sub-rule 1 of Rule 9 of Prevention of Money-Laundering (Maintenance of Records) Rules, 2005. A list of “permissible jurisdictions” has been subsequently notified by the Central Government through a notification dated November 28, 2019. Accordingly, the SEBI through its circular dated November 28, 2019, notified the list of “permissible jurisdictions” pursuant to the SEBI Circular.

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

With regard to Indian tax, the following discussion addresses only the tax consequences for persons that are “non-residents” of India, as defined in the Income Tax Act, as amended by the Finance Act, 2020, effective 1st April, 2021 and is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act and the 2014 DR Scheme, which has replaced the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 promulgated by the Government of India.

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

U.S. Federal Income Taxation

The tax treatment of your Shares or ADSs will depend in part on whether or not the Company is classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Except as discussed below under Item 10.E “Additional Information—Taxation—Passive Foreign Investment Companies,” this discussion assumes that the Company is not classified as a PFIC for U.S. federal income tax purposes. Under the U.S. federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), other than certain pro rata distributions of the Company’s shares, will be treated as a dividend that is subject to U.S. federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the Shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends the Company pays with respect to the Shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the Company is eligible for the benefits of the Treaty. The Company believes that it is currently eligible for the benefits of the Treaty and it therefore expects that dividends on the Company’s ADSs or Shares will be qualified dividend income, but there can be no assurance that the Company will continue to be eligible for the benefits of the Treaty.

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

Taxation of Capital Gains and Losses

Indian Taxation

Capital Gains

If you are a non-resident of India, any gain realized by you on the sale of ADSs to another non-resident as per Section 47 of the Income Tax Act will not be subject to Indian capital gains tax under Section 115AC and other applicable provisions of the Income Tax Act. Further conversion of ADS into Shares will not attract any tax in India.

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

As per the Finance Act 2018, with effect from April 1, 2018, gains realized by you exceeding Rs.1,00,000/- in a financial year on sale of listed Shares on BSE or NSE, held for more than 12 months, will be subject to Indian capital gains tax in accordance with Section 112A of the Income Tax Act. The transaction in Shares will be subject to securities transaction tax (“STT”), wherever applicable. The earlier exemption to such long-term capital gains tax under Section 10(38) of the Income Tax Act has been withdrawn with certain grandfathering provisions that are discussed below for your reference. Grandfathering provisions were introduced in the Income Tax Act with a view to safeguard interests of investors holding shares as of January 31, 2018. The Central Board of Direct Taxes, vide FAQs released on February 4, 2018, issued guidance providing illustrative scenarios for arriving at the cost of acquisition of shares and computing the long-term capital gain. These scenarios (where shares are acquired on January 1, 2017, and sold on or after April 1, 2018) are given in the table below.

Sr. No.	Scenario	Actual Cost of Acquisition (AC)	Fair Market Value on January 31, 2018 (FMV)	Deemed Cost for Computing LTCG (DC)		Sale Price on or After April 1, 2018 (SP)	LTCG/ (LTCL)
1	AC<FMV<SP DC = FV	100	200	200		250	50
2	AC<FMV>SP DC = SP	100	200	200 (restricted to Sale Price 150)		150	NIL	*
3	AC>FMV<SP DC = AC	100	50	100		150	50
4	AC<FMV>SP DC = AC	100	200	100	**	50	(50)

*	As FMV is more than Sale Price, Deemed Cost is restricted to Sale Price resulting in LTCG as NIL.
**	Though FMV > Actual Cost, since Sale Price < Actual Cost, Deemed Cost is restricted to Actual Cost for computation of LTCG.

•	In case of listed shares on a recognized stock exchange, FMV is the highest price as at January 31, 2018.

•	The said amendment is prospective in nature and thus gains accrued on or before March 31, 2018 shall not be taxable.

Any gains realized by you on sale of listed Shares held for more than 12 months, whether STT is paid2 or not, will be subject to Indian capital gains tax at the rate of 10% plus applicable surcharge on income tax and cess at the applicable rates.

[2]	As per Section 112A of the Income Tax Act, an exemption threshold of Rs.100,000 is available in case applicable STT has been paid on transfer.

Capital gains realized in respect of Shares held by you for 12 months or less (short-term capital gain) on which STT is paid are subject to tax at the rate of 15% plus applicable surcharge on income tax and cess at the applicable rate. In the event that you do not pay STT, short-term capital gain will be subject to tax at variable rates with the maximum rate of 40% plus applicable rate of surcharge on income tax and cess at the applicable rate. The actual rate of tax on short-term capital gains depends on a number of factors, including your legal status and the type of income chargeable in India.

Capital gains are generally subject to applicable withholding tax except where any treaty benefit may be available.

Tax for the ADS holders on the sale of the Ordinary Shares (with respect to the non-converted ADSs) by the Depositary

ADSs not converted to Shares will be disposed of by selling the underlying Shares and the net proceeds of the sales will be distributed to the relevant ADS holders (after conversion into U.S. dollars), less fees and applicable withholding taxes. Such sale may have significant adverse Indian tax consequences for the ADS holders since the withholding tax will be applied at the maximum rate of 40% on the gross proceeds plus applicable rate of surcharge and cess (effective rate of approximately 43.68%). The said withholding taxes will be deposited to the credit of the Government of India.

The ADS holders may be eligible to reclaim part or all of the taxes withheld in India on the sale of the underlying Shares. Such eligible ADS holders will be required to file a return of income in India to reclaim the excess taxes withheld (if any). The ADS holders should consult their own tax advisors with respect to the Indian tax consequences on such a sale, eligibility to reclaim part or all of the taxes withheld in India and undertaking compliances in India.

Tax on Buyback of shares

The Company is liable to pay tax at the time of buyback of shares, if any, at the rate of 20% plus applicable surcharge and cess. The corresponding proceeds on the said buyback would be exempt in your hands.

Capital Losses

In general terms, losses arising from a transfer of a capital asset in India may only be set off against capital gains and not against any other income. A short-term capital loss may be set off against a capital gain, whether short-term or long-term. However, long-term capital loss may only be set off against long-term capital gain and not against short-term capital gain. To the extent that the losses are not absorbed in the year of transfer, you may carry it forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first determined and may set off against the capital gains assessable for such subsequent assessment years. In order to set off capital losses in this manner, you would be required to file appropriate and timely Income tax returns in India. You will now be allowed to offset any long-term capital loss incurred on or after April 1, 2018 against any long-term capital gain arising on or after April 1, 2018, considering the fact that such capital gains are now taxable under Section 112A of the Income Tax Act. However, with respect to the possibility of setting off the long-term capital loss arising prior to April 1, 2018, you should consult your tax advisor.

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

As discussed under “Taxation of Capital Gains and Losses—Indian Taxation”, above, you may be subject to Indian tax upon a sale or other disposition of Shares or ADSs. Under recently finalized Treasury regulations, the Indian capital gains tax described above should not be treated as a creditable tax for U.S. federal income tax purposes unless you are eligible for and elect to apply the benefits of the Treaty. In addition, any capital gain that you recognize upon a sale of Shares or ADSs will generally be treated as U.S.-source gain. Accordingly, even if you elect to apply the benefits of the Treaty, you will not be able to claim a credit for the capital gains tax under the U.S. foreign tax credit limitation rules unless you recognize a sufficient amount of foreign-source income in the appropriate U.S. foreign tax credit limitation basket in the taxable year in which you recognize the capital gain. In addition, the STT levied and collected by the BSE and the NSE, as applicable depending on which shares are sold, may not be treated as a creditable tax for U.S. federal income tax purposes. You should consult your tax advisor regarding the application of the U.S. foreign tax credit rules to any Indian taxes that you are subject to in respect of a sale or disposition of the Shares or ADSs.

Passive Foreign Investment Companies

The Company believes that the Shares and ADSs should not currently be treated as stock of a PFIC for U.S. federal income tax purposes, and the Company does not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that the Company could become a PFIC in a future taxable year. If the Company were to be treated as a PFIC, then gain realized on the sale or other disposition of your Shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder that has not made a mark-to-market election with respect to your ADSs or Shares, you would generally be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the Shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charged in respect of the tax attributable to each such year. With certain exceptions, your Shares or ADSs will be treated as stock in a PFIC if the Company was a PFIC at any time during your holding period in your Shares or ADSs. Dividends that you receive from the Company will not be eligible for the special tax rates applicable to qualified dividend income if the Company is treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The SEC maintains a website, www.sec.gov, that contains reports, proxy statements and other information regarding registrants, including Tata Motors Limited, that file electronically with the SEC. Please note that copies of the Company’s Form 20-F and Form SD filed with the SEC are also available on our website at www.tatamotors.com (the website does not form part of this annual report on Form 20-F).

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

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees Payable by ADS Holders

Citibank, N.A., as depositary under the Company’s ADS program, collects fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them on such fees in accordance with the deposit agreement, which has been terminated on January 23, 2023 as ADRs have been delisted.

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

Fees and Other Payments Made by the Depositary to Us

In Fiscal 2023, the Company received US$519,287.99 from the depositary for standard out-of-pocket maintenance costs of its ADS program, including, but not limited to, continuing annual stock exchange listing fees, special investor promotion activities, issue-related expenses, cost for preparing and audit of IFRS accounts, legal and accounting fees associated with listing on the NYSE, and miscellaneous expenses, such as costs associated with votes by ADS holders and payments made to proxy firms.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of disclosure controls and procedures as of March 31, 2023. Based on this evaluation, management concluded that disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, were effective as of March 31, 2023.

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

Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the internal control over financial reporting was effective as at March 31, 2023.

Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG Assurance and Consulting Services LLP, an independent registered public accounting firm, on the effectiveness of our internal control over financial reporting as at March 31, 2023, is included in our consolidated financial statements, beginning on page F-3 of this annual report on Form 20-F.

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

The Board has determined that Ms. Vedika Bhandarkar, an Independent Director and the Chairperson of our Audit Committee, is an “audit committee financial expert” as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Ms. Vedika Bhandarkar is independent under NYSE standards.

Item 16B.	Code of Ethics

The Company has adopted the Tata Code of Conduct, which is a written code of ethics applicable to all of its employees. The Tata Code of Conduct is available at all the Company’s offices and on its website at: www.tatamotors.com (the website does not form part of this annual report on Form 20-F).

Our Company has zero tolerance for sexual harassment in the workplace and has adopted a policy on prevention, prohibition and redressal of sexual harassment in the workplace in line with the provisions of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 and the rules promulgated thereunder. An internal complaints committee is in place for all workers and officers of the Company to redress complaints received regarding sexual harassment. All women associates (permanent, temporary, contractual and trainees) as well as any women visiting the Company’s office premises or women service providers are covered under our sexual harassment policy. During Fiscal 2023, the Company received a total of eleven complaints relating to sexual harassment allegations, of which six have been suitably closed in accordance with TML’s processes. The pending cases are largely cases that were registered in Q4 and are in various stages of enquiry/redressal (of the five open cases, three have now been closed in the month of May 2023). During Fiscal 2023, TML organized 279 awareness sessions across various locations in order to cover flexible and temporary workforce, contractual staff, “blue collar” employees, new joiners, etc., covering approximately 12,500 resources. An e-module on POSH awareness is rolled out as a mandatory training for all permanent white-collar employees from time to time and mandatory for new joiners on joining. In order to ensure uniform understanding and larger coverage, a video-based awareness module has been developed in local languages for the blue-collar and contractual employees and is ready for deployment.

In August 2004, the Audit Committee adopted the Whistleblower Policy, which provides a formal mechanism for all the Company’s Directors and employees to approach the Company’s management (or the Audit Committee in cases where the concern involves the senior management) and make protected disclosures to management about unethical behavior, actual or suspected fraud or violations of the Tata Code of Conduct or the Company’s ethics policies. The Whistleblower Policy was updated on August 9, 2017, pursuant to the provisions of the Companies Act and then again in Fiscal 2019 pursuant to the provisions of the SEBI (Prohibition of Insider Trading) Regulations, 2015. The Whistleblower Policy was further updated in Fiscal 2021 to incorporate the details of updated channels available for reporting and the details of the new Chief Ethics Counsellor. The Whistleblower Policy is an extension of the Tata Code of Conduct, which requires every Director and employee to promptly report to the Chief Ethics Counsellor or the Chairman of the Audit Committee any actual or possible violation of the Tata Code of Conduct or an event such Director or employee becomes aware of that could affect the Company’s business or reputation. The disclosures reported are addressed in the manner and within the time frames prescribed in the Whistleblower Policy. The Whistleblower Policy is available on the Company’s website, at www.tatamotors.com (the website does not form part of this annual report on Form 20-F).

Item 16C.	Principal Accountant Fees and Services

Our financial statements, prepared in accordance with IFRS, are audited by KPMG Assurance and Consulting Services LLP (PCAOB ID No. 02115) (“KPMG”), a firm registered with the Public Company Accounting Oversight Board in the United States.

KPMG has served as our independent public accountant for the years ended March 31, 2023 and 2022, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by KPMG and the various member firms of KPMG to us, including some of our subsidiaries in Fiscal 2023 and Fiscal 2022.

	Year ended March 31,
	2023	2023	2022

	(US$ millions)	(Rs. millions)
Audit Fees	12.4	940.8	735.3	Audit and review of financial statements
Tax Fees	0.2	13.9	11.1	Tax audit, certification of foreign remittances and tax advisory services
All Other Fees	0.2	51.0	51.0	Other certifications and advisory services

Total	12.8	968.8	797.4

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

As a foreign private issuer, as defined under Rule 3b-4 of the Exchange Act, Tata Motors Limited is permitted under the NYSE listing standards to follow applicable Indian corporate governance practices with regard to various corporate governance matters. The following is a summary comparison of significant differences between our corporate governance practices and those required by the NYSE for non-U.S. issuers. The Company’s ADSs have been delisted from the NYSE effective close of trading on the NYSE on January 23, 2023.

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

Independent Directors

The Board has determined the independence of its Directors pursuant to applicable Indian listing requirements. As of March 31, 2023, five Directors of the Board are Independent Directors pursuant to such requirements. Under such requirements, a Non-Executive Director is considered independent if he/she:

•	is, in the opinion of the Board, a person of integrity and possess relevant expertise and experience;

•	is, or was, not our promoter or a promoter of any of the Company’s holding, subsidiary or associate companies;

•	is not related to the Company’s promoters or Directors, or of any of the Company’s holding, subsidiary or associate companies or a member of the Promoter Group;

•

does not have a pecuniary relationship, other than receiving remuneration as a Director or having transaction not exceeding 10% of his total income with the Company or any of the Company’s holding, subsidiary or associate companies or their promoters or directors, during the two immediately preceding financial years or during the current financial year;

•	none of whose relatives:

(i)

is holding any security of or interest in the Company, its holding, subsidiary or associate company during the two immediately preceding financial years or during the current financial year; provided that the relative may hold security or interest in the Company of face value not exceeding Rs.5,000,000 or two per cent of the paid-up capital of the Company, its holding, subsidiary or associate company or such higher sum as may be prescribed;

(ii)

is indebted to the Company, its holding, subsidiary or associate company or their promoters, or directors, in excess of such amount as may be prescribed during the two immediately preceding financial years or during the current financial year;

(iii)

has given a guarantee or provided any security in connection with the indebtedness of any third person to the Company, its holding, subsidiary or associate company or their promoters, or directors of such holding company, for such amount as may be prescribed during the two immediately preceding financial years or during the current financial year; or

(iv)

has any other pecuniary transaction or relationship with the company, or its subsidiary, or its holding or associate company amounting to two per cent or more of its gross turnover or total income singly or in combination with the transactions referred to in sub-clause (i), (ii) or (iii);

•	neither him-/herself, nor his/her relative(s):

•

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

•	is or has been an employee or proprietor or a partner, in any of the three financial years immediately preceding the financial year in which he/she is proposed to be appointed, of:

◾	a firm of auditors or company secretaries in practice or cost auditors of the Company or any of its holding, subsidiary or associate companies; or

◾	any legal or a consulting firm that has or had any transaction with the Company or any of its holding, subsidiary or associate companies amounting to 10% or more of the gross turnover of such firm;

•	holds together with his/her relatives 2% or more of the total voting power of the Company;

•

is a chief executive or director, by whatever name called, of any non-profit organization that receives 25% or more of its receipts or corpus from the Company, any of its promoters, Directors or any of its holding, subsidiary or associate companies or that holds 2% or more of the total voting power of the listed entity; or

•	is a material supplier, service provider or customer or a lessor or lessee of the Company;

•	possesses requisite qualifications necessary to act as Director of the Company as specified in Rule 5 of the Companies (Appointment and Qualification of Directors) Rules, 2014;

•	is not a non-independent director of another company, on the board of which, any non-independent director of the Company is an independent director;

•

as required under Rule 6(1)(a) of the Companies (Appointment and Qualifications of Directors) Rules, 2014, has registered his / her name in the Independent Director’s Data Bank maintained by the Indian Institute of Corporate Affairs.

•	is not restrained from acting as a Director by virtue of any SEBI order or any such authority; and.

•

is not aware of any circumstance or situation, which exist or may be reasonably anticipated, that could impair or impact his/her ability to discharge his/her duties with an objective independent judgment and without any external influence.

Non-management Directors’ Meetings

The NYSE listing standards require regularly scheduled executive sessions of non-management directors without management participation or regularly scheduled executive sessions consisting of only independent directors. Under applicable Indian legal requirements, one meeting was required to be held during the year, displaying full attendance of only Independent Directors thereat, for the purpose of reviewing the performance of Non-Executive Non-Independent Directors, including the Chairman of the Board and the performance of the Board and Board-constituted Committees, as a whole. This meeting was held on March 20, 2023.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.	Insider trading policies

Not applicable.

PART III

Item 17.	Financial Statements

The Company has responded to Item 18 in lieu of Item 17.

Item 18.	Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Item 19.	Exhibits

Exhibit Number	Description

1.1	The Company’s Certificate of Incorporation.[3]

1.2	The Company’s Memorandum and Articles of Association,[4] Capital Clause as amended.[5]

2.2	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipt[2] Amendment No. 1 thereto, dated December 16, 2009.[5]

2.3	Description of Securities Registered under Section 12 of the Exchange Act.[10]

4.1	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited).[1]

4.2	Appointment Letter issued to the Group Chief Financial Officer – Mr. P.B. Balaji.[7]

4.3	Appointment Agreement entered into with the Executive – Mr. Girish Wagh. [9]

8.1	List of the Company’s Subsidiaries.[10]

11.1	Tata Code of Conduct 2015.[6]

12.1	Certification of the Principal Executive Officer required by Rule 13a – 14(a).[10]

12.2	Certification of the Principal Financial Officer required by Rule 13a – 14(a).[10]

13.1	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.[10]

101.INS	iXBRL Instance Document (Embedded within the Inline XBRL document).

101.SCH	iXBRL Taxonomy Extension Schema Document.

101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	iXBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	iXBRL Taxonomy Extension Label Linkbase Document.

101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document).

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and the Company agrees to furnish a copy of any such instrument to the SEC upon request.

1.	Incorporated by reference to the Company’s Registration Statement on Form 20-F File No. 001-32294 filed on September 15, 2004.
2.	Incorporated by reference to the Company’s Registration Statement on Form F-6 File No. 333-119066 filed on September 16, 2004.
3.	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294, filed on September 27, 2005.
4.	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294, filed on September 28, 2008.
5.	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294, filed on July 31, 2012.
6.	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294, filed on July 28, 2016.
7.	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294, filed on July 31, 2018.
8.	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294, filed on June 28, 2021.
9.	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294, filed on June 15, 2022.
10.	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 12, 2023

TATA MOTORS LIMITED

By	/s/ Girish Wagh
Name:	Girish Wagh
Title:	Executive Director

By	/s/ P. B. Balaji
Name:	P. B. Balaji
Title:	Group Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Tata Motors Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Tata Motors Limited and its subsidiaries (the Company) as of March 31, 2023 and 2022, the related consolidated income statements, statement of comprehensive income, statements of changes in equity and statements of cash flows for each of the years in the three-year
period ended March 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year
period ended March 31, 2023, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2023, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 12, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Convenience Translation
The accompanying consolidated financial statements as of and for the year ended March 31, 2023 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Indian rupees have been translated into dollars on the basis set forth in note 2(k) of the notes to the consolidated financial statements.
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
1. Going Concern of JLR Group
As discussed in Note 2(e) to the consolidated financial statements, the Company prepared its consolidated financial statements on a going concern basis. Management believes that the JLR Group has sufficient financial resources available to it at the date of approval of these consolidated financial statements and that it will be able to continue as a going concern for a period of twelve months from the date of authorization of these consolidated financial statements. In making this assessment, management has performed an assessment of the financial position of the JLR Group as at March 31, 2023 and forecasts of the JLR Group for a period of twelve months from the date of authorization of these consolidated financial statements. These forecasts consider the estimated impact of supply chain challenges related to global semi-conductor shortages and prevailing economic conditions, including impact of inflationary pressures on material costs. Management has developed forecasts to evaluate both the sufficiency of liquidity to meet obligations as they become due, as well as the potential impact on compliance with financial covenants during the forecast period. Based on the evaluation of these forecasts, management believes that, based on cash generated from operations and the existing funding facilities including undrawn revolving credit facilities, the JLR Group will have sufficient liquidity to operate and discharge its liabilities as they become due. Development of these forecasts for the JLR Group required management to make subjective estimates and assumptions related to forecasts of cash flows from operating activities, capital expenditures, and working capital requirements.
We identified the Company’s assessment for the JLR Group’s ability to continue as a going concern and related disclosures as a critical audit matter. There was a high degree of subjectivity and significant judgment involved in assessing the Company’s forecasts for the JLR Group specifically the assumptions for forecasted sales volume together with variable profit per unit considering the estimated impact of supply chain challenges related to global semi-conductor shortages and prevailing economic conditions, including impact of inflationary pressures on material costs.
The following are the primary procedures we performed to address this critical audit matter:

•
We evaluated the design and tested the operating effectiveness of certain internal controls relating to management’s going concern assessment in relation to forecast of cash flows, specifically the forecasted sales volume together with variable profit per unit specifically at the JLR Group.

•
We evaluated the forecast of cash flows, specifically the JLR Group’s forecasted sales volume together with variable profit per unit, by testing the completeness and accuracy of the underlying data used by benchmarking it to externally derived industry data and evaluating the Company’s historical trends.

•
We assessed the sensitivity of reasonably possible changes to the key assumptions and judgments used to determine management’s forecasts of cash flows for JLR Group, including those used in the reverse stress test performed by management, such as forecasted sales volume, variable profit per unit and other considerations from the estimated impact of supply chain challenges related to global semi-conductor shortages and prevailing economic conditions, including impact of inflationary pressures on material costs.

•	We assessed the adequacy of the disclosures related to the application of the going concern assumption.

2. Impairment of property, plant and equipment, intangible assets and right-of-use
non-current
assets of the Jaguar Land Rover CGU (JLR CGU)
As discussed in Note 17 to the consolidated financial statements, the Company tests its JLR CGU for impairment at least annually and more frequently when there is an indication of impairment. An impairment loss is recognized if the recoverable amount is lower than the carrying value. The recoverable amount is determined based on the higher of value in use (VIU) and fair value less costs to dispose (FVLCD). The carrying value of net assets for the JLR CGU was Rs.866,095 million as at March 31, 2023.
We identified the evaluation of the property, plant and equipment, intangible assets and right of use assets impairment analysis of the JLR CGU as a critical audit matter. The calculation of the VIU of property, plant and equipment, intangible assets and right of use assets has a high degree of estimation uncertainty, therefore, involved a high degree of challenging and subjective auditor judgment. There was significant auditor judgment required in evaluating the key assumptions used in calculating the VIU including estimates of forecast variable profit per unit and volumes, terminal value capital expenditure and discount rate.
The following are the primary procedures we performed to address this critical audit matter.

•	We evaluated the design and tested the operating effectiveness of certain internal controls over the key assumptions used in calculating the VIU as noted above.

•	We assessed the key assumptions used in calculating VIU including forecasted variable profit per unit and volumes and terminal value capital expenditure used in the VIU forecasts by:

•	comparing forecasted vehicles volumes to externally derived data.

•	comparing the assumptions used in the forecasts to the Company’s historical trends in forecasted variable profit per unit and terminal value capital expenditure.

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

3. Allowance of credit losses for finance receivables of the Company’s vehicle financing receivables
As discussed in Note 38B(d)(ii) to the consolidated financial statements, the Company’s allowances for credit losses for finance receivables (ACL) for vehicle financing receivables was Rs.19,077.1 million. The ACL for vehicle financing receivables are determined using an expected credit loss model which is based upon statistical analysis that, among other factors, requires an assessment of significant increase in credit risk, which is primarily determined using the days past due status of vehicle financing receivables (loan staging criteria) and also includes an analysis of historical delinquency experience for determining probability of default (PD), actual loss experience for determining loss given default (LGD) and impact of the macro-economic factors. Such methodology includes significant assumptions related to the historical observation period, the correlation of forward looking macro-economic variables in the PD, and estimated recoveries in the LGD. The ACL is a product of multiplying the exposure-at-default
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

•
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

4. Product development cost capitalization at Jaguar Land Rover
As discussed in Note 16A and 16B to the consolidated financial statements, product development costs are incurred by the JLR Group, a component, for product development of new vehicle platforms, engines, transmissions and new products. The JLR Group evaluates these costs to determine if they meet the criteria for capitalization as specified in IAS 38 “Intangible Assets”. The JLR Group capitalizes such costs when the product development will generate probable future economic benefits, including for continuing projects post the JLR Group’s restructuring initiative. The Company has capitalized Rs.87,254.4 million of product development costs which largely relates to JLR Group for the year ended March 31, 2023.

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

•
We evaluated JLR Group’s ability to accurately forecast sales volumes, margins and capital expenditure by comparing the historical forecasts to the actual results for similar completed projects for the past periods.

•
We performed a sensitivity analysis of changes in the assumptions considering the impact of historical forecasting accuracy on the JLR Group’s assessment of whether future economic benefit is considered probable.

5. Valuation of defined benefit pension plan obligations at Jaguar Land Rover
As discussed in Note 32 to the consolidated financial statements, JLR Group operates several defined benefit pension plans. JLR Group’s estimated defined benefit pension plan obligations amounted to Rs.517,248.0 million as of March 31, 2023. The plans provide for monthly pension after retirement as per salary drawn and service period as set out in rules of each plan and defined benefit pension plan obligations are actuarially determined as per the projected unit credit method at the year end.
We identified the valuation of the defined benefit pension plan obligations at JLR Group as a critical audit matter. Small changes in the key assumptions and estimates, specifically, the discount rate, inflation rate and mortality /life expectancy, used to value the JLR Group’s defined benefit pension plan obligations (before deducting scheme assets) would have a significant effect on the JLR Group’s defined benefit pension plan obligations.
The following are the primary procedures we performed to address this critical audit matter:

•
We evaluated the design and tested the operating effectiveness of certain internal controls over the selection of the above key assumptions used by its JLR Group’s actuarial experts to value the defined benefit pension plan obligations and the selection and monitoring of its actuarial experts for competence and objectivity.

•
We involved actuarial professionals with specialized skills and knowledge, who assisted in assessing the reasonableness of the discount rate, inflation rate and mortality/life expectancy, applied to the valuation of the defined benefit pension plan obligations, by comparing to externally derived data.

/s/ KPMG Assurance and Consulting Services LLP
We have served as the Company’s auditor since 2018.
Mumbai, India
June 12, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Tata Motors Limited:
Opinion on Internal Control Over Financial Reporting
We have audited Tata Motors Limited and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2023, based on criteria established in
Internal Control
–
Integrated Framework
(2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in
Internal Control
–
Integrated Framework
(2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2023 and 2022, the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and statements of cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated June 12, 2023 expressed an unqualified opinion on those consolidated financial statements.
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
Mumbai, India
June 12, 2023

Tata Motors Limited and subsidiaries
Consolidated Balance Sheets

		As at March 31,
	Notes	2023		2023		2022

		(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	3	US$	3,880.6	Rs.	318,869.5	Rs.	381,590.1
Short-term deposits			546.1		44,870.9		20,375.8
Finance receivables	4		2,849.9		234,173.1		220,953.5
Trade receivables			1,915.3		157,379.7		124,421.2
Investments	7		2,292.7		188,383.0		227,092.2
Other financial assets	8		697.5		57,310.7		59,443.5
Inventories	10		4,960.4		407,597.5		352,446.0
Other current assets	11		1,166.8		95,877.6		75,665.7
Current income tax assets			31.6		2,592.6		2,598.4
Assets classified as held for sale	42		100.6		8,263.0		4,957.0

Total current assets			18,441.5		1,515,317.6		1,469,543.4

Non-current assets:
Finance receivables	4		902.6		74,164.2		111,358.6
Investments	6		348.7		28,651.9		23,209.2
Other financial assets	9		961.2		78,983.1		60,228.4
Property, plant and equipment	13		9,317.4		765,611.9		789,133.7
Right of use assets	14		949.4		78,010.6		66,860.4
Goodwill	15		102.3		8,406.0		8,071.7
Intangible assets	16		6,470.6		531,691.8		546,811.7
Investments in equity accounted investees	19		569.0		46,756.6		43,493.9
Non-current income tax assets			189.4		15,563.7		11,967.9
Deferred income taxes	20		630.8		51,846.7		38,708.7
Other non-current assets	12		1,002.7		82,387.9		54,215.1

Total non-current assets			21,444.1		1,762,074.4		1,754,059.3

Total assets		US$	39,885.6	Rs.	3,277,392.0	Rs.	3,223,602.7

LIABILITIES AND EQUITY:
Liabilities:
Current liabilities:
Accounts payable			9,253.9		760,389.7		649,452.8
Acceptances			875.7		71,960.1		97,799.5
Short-term borrowings and current portion of long-term debt	21		4,498.3		369,646.6		419,178.7
Other financial liabilities	23		1,308.6		107,528.6		102,549.4
Provisions	25		1,437.3		118,106.6		107,664.6
Other current liabilities	26		1,245.2		102,314.9		108,242.0
Current income tax liabilities			153.0		12,542.0		12,538.5
Liabilities directly associated with Assets held-for-sale			—		—		31.2

Total current liabilities			18,772.0		1,542,488.5		1,497,456.7

Non-current liabilities:
Long-term debt	22		10,792.9		886,850.0		977,483.5
Other financial liabilities	24		1,934.0		158,916.0		112,968.6
Deferred income taxes	20		171.2		14,069.5		15,584.4
Provisions	25		1,606.0		131,966.5		129,558.9
Other liabilities	27		775.8		63,746.0		49,986.0

Total non-current liabilities			15,279.9		1,255,548.0		1,285,581.4

Total liabilities			34,051.9		2,798,036.5		2,783,038.1

Equity:
Ordinary shares	28		80.8		6,643.2		6,641.8
‘A’ Ordinary shares	28		12.4		1,017.0		1,017.0
Additional paid-in capital			2,612.4		214,659.5		214,138.2
Reserves			1,911.5		157,064.3		134,538.8
Other components of equity	29		329.7		27,096.4		41,420.2

Equity attributable to shareholders of Tata Motors Limited			4,946.8		406,480.4		397,756.0
Non-controlling interests			886.9		72,875.1		42,808.6

Total equity			5,833.7		479,355.5		440,564.6

Total liabilities and equity		US$	39,885.6	Rs.	3,277,392.0	Rs.	3,223,602.7

See accompanying notes to consolidated financial statements

F-
9

Tata Motors Limited and subsidiaries
Consolidated Income Statements

		Year ended March 31,
	Notes	2023		2023		2022		2021

		(In millions, except per share amounts)
Revenues	31	US$	41,377.8	Rs.	3,400,010.8	Rs.	2,724,648.4	Rs.	2,441,151.0
Finance revenues			513.5		42,194.5		41,118.5		40,480.4

Total revenues			41,891.3		3,442,205.3		2,765,766.9		2,481,631.4
Change in inventories of finished goods and work-in-progress			(581.9)		(47,816.2)		15,904.9		46,841.6
Purchase of products for sale			2,714.7		223,069.5		183,747.7		122,500.9
Raw materials, components, and consumables			25,429.9		2,089,574.3		1,609,556.7		1,413,642.9
Employee cost	32		4,095.9		336,561.4		308,183.1		281,083.7
Defined benefit pension plan amendment past service (credit)/cost	32 (B)		(181.9)		(14,950.7)		—		848.1
Depreciation and amortization			2,931.6		240,885.7		239,317.1		229,638.1
Other expenses	33		8,606.6		707,200.9		579,491.6		470,557.1
Provision related to Russia market	46		—		—		4,286.6		—
Restructuring cost/(reversals) at JLR – Assets write downs, employees and third party obligations	45		(7.4)		(604.5)		—		149,943.0
Reversal of Impairment losses in Passenger Vehicle business	18 (a)		—		—		—		(3,713.5)
Reversal of Provision for onerous contracts	18 (b)		(7.4)		(610.3)		—		(6,630.0)
Reversal of impairment of assets in subsidiaries	18 (c)		(26.1)		(2,143.9)		(862.6)		—
Expenditure capitalized			(2,243.5)		(184,348.4)		(143,972.1)		(128,491.2)
Loss/(gains) on sale/write off of assets and others (net)	43		64.0		5,258.9		(555.4)		3,094.6
Other (income)/loss (net)	34		(371.8)		(30,548.5)		(47,720.8)		(42,368.1)
Foreign exchange (gain)/loss (net)			(12.7)		(1,040.8)		805.8		(18,293.3)
Interest income			(152.3)		(12,511.8)		(6,252.1)		(4,925.3)
Interest expense	35		1,246.1		102,392.3		93,263.1		80,840.5
Share of (profit)/loss of equity accounted investees (net)	19		(40.9)		(3,363.8)		740.6		3,789.6

Net income/(loss) before tax			428.4		35,201.2		(70,167.3)		(116,727.3)
Income tax expense	20		(85.7)		(7,040.6)		(42,204.9)		(25,410.7)

Net income/(loss)		US$	342.7	Rs.	28,160.6	Rs.	(112,372.2)	Rs.	(142,138.0)

Attributable to:
Shareholders of Tata Motors Limited			309.2		25,404.8		(113,699.3)		(142,700.9)
Non-controlling interests			33.5		2,755.8		1,327.1		562.9
Earnings/(loss) per share:	41
Ordinary shares:
Basic		US$	0.1	Rs.	6.6	Rs.	(29.7)	Rs.	(39.2)
Diluted		US$	0.1	Rs.	6.6	Rs.	(29.7)	Rs.	(39.2)
‘A’ Ordinary shares:
Basic		US$	0.1	Rs.	6.6	Rs.	(29.7)	Rs.	(39.2)
Diluted		US$	0.1	Rs.	6.6	Rs.	(29.7)	Rs.	(39.2)
See accompanying notes to consolidated financial statements

F-
10

Tata Motors Limited and subsidiaries
Consolidated Statements of Comprehensive Income

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Net income/(loss)	US$	342.7	Rs.	28,160.6	Rs.	(112,372.2)	Rs.	(142,138.0)
Other comprehensive income:
(i) Items that will not be reclassified subsequently to profit and loss:
Remeasurement gains / (losses) on defined benefit obligations (net)		(24.1)		(1,980.0)		70,834.7		(72,858.7)
Share of remeasurement gains / (losses) on defined benefit obligations (net) of equity accounted investees		0.1		4.2		19.3		(15.2)
Unrealized gains / (losses) on investments (net)		(16.8)		(1,376.5)		3,924.6		4,158.6
Share of Unrealized gains / (losses) on investments (net) of equity accounted investees		0.7		58.6		28.4		45.4
Income tax relating to items that will not be reclassified subsequently		8.9		731.9		(9,637.9)		13,691.1

		(31.2)		(2,561.8)		65,169.1		(54,978.8)

(ii) Items that may be reclassified subsequently to profit and loss:
Currency translation (net)		93.3		7,666.0		(3,279.0)		37,000.9
Gains / (losses) on cash flow hedges (net)		(164.0)		(13,476.1)		(90,649.9)		54,427.9
Gain on finance receivables held at fair value		11.9		975.2		1,981.6		2,069.0
Share of other comprehensive income of equity accounted investees (net)		0.6		53.0		2,178.9		1,500.1
Income tax relating to items that may be reclassified subsequently		(143.7)		(11,807.2)		20,282.9		(11,007.8)

		(201.9)		(16,589.1)		(69,485.5)		83,990.1

Other comprehensive income/(loss) for the year, net of tax (i+ii)		(233.1)		(19,150.9)		(4,316.4)		29,011.3

Total comprehensive income/(loss) for the year	US$	109.6	Rs.	9,009.7	Rs.	(116,688.6)	Rs.	(113,126.7)

Attributable to:
Shareholders of Tata Motors Limited		73.7		6,056.3		(118,021.9)		(113,881.2)
Non-controlling interests		35.9		2,953.4		1,333.3		754.5
See accompanying notes to consolidated financial statements

F-
11

Tata Motors Limited and subsidiaries
Consolidated Statements of Cash Flows

	Year ended March 31,
	2023		2023		2022		2021

			(In millions)
Cash flows from operating activities:
Net income/(loss)	US$	342.7	Rs.	28,160.6	Rs.	(112,372.2)	Rs.	(142,138.0)
Adjustments for:
Depreciation and amortization expense		2,931.6		240,885.7		239,317.1		229,638.1
Inventory write-down (net)		88.0		7,232.0		1,253.4		1,291.9
Allowances for finance receivables		248.2		20,391.5		13,075.9		9,579.4
Defined benefit pension plan amendment past service (credit)/cost		(181.9)		(14,950.7)		—		848.1
Provision for employee separation cost		—		—		—		4,307.6
Provision related to Russia market		—		—		4,286.6		—
Restructuring cost/(reversals) at JLR – Assets write downs, employees and third party obligations		(7.5)		(619.9)		—		149,943.0
Reversal for impairment in subsidiaries		(26.1)		(2,143.9)		(862.6)		—
Reversal of impairment losses in Passenger Vehicle business		—		—		—		(3,713.5)
Impairment losses of Intangible assets under development		28.0		2,299.5		—		—
Reversal of provision for onerous contracts		(7.4)		(610.3)		—		(6,630.0)
Allowances for trade and other receivables		9.8		806.3		1,512.6		500.1
Share-based payments		3.7		300.3		180.5		90.4
Share of (profit)/loss of equity accounted investees (net)		(40.9)		(3,363.8)		740.6		3,789.6
Loss on sale/write off of assets and others (net)		43.2		3,549.6		941.9		3,094.6
Marked-to-market (gain)/loss on investments measured at fair value through profit or loss		(11.4)		(932.7)		(528.6)		(199.1)
Profit on sale of investments (net)		(36.9)		(3,034.4)		(2,137.0)		(1,772.6)
(Gain)/Loss on change in fair value of commodity derivatives		189.6		15,581.5		(4,860.4)		(13,657.9)
Discounting of warranty and other provisions		(17.1)		(1,407.6)		—		—
Foreign exchange (gain)/loss (net)		457.5		37,595.0		(8,217.2)		(43,981.2)
Income tax expense		85.7		7,040.6		42,204.9		25,410.7
Interest expense		1,246.1		102,392.3		93,263.1		80,840.5
Interest income		(152.3)		(12,511.8)		(6,252.1)		(4,925.3)
Dividend income		(5.6)		(464.2)		(342.2)		(183.7)

Cash flows from operating activities before changes in following assets and liabilities		5,187.0		426,195.6		261,204.3		292,132.7
Trade receivables		(344.4)		(28,301.0)		2,610.8		(11,183.5)
Finance receivables		75.1		6,174.5		(756.3)		(43,869.4)
Other financial assets		(89.6)		(7,360.4)		1,292.6		(12,755.8)
Other current assets		(235.7)		(19,367.4)		(12,812.4)		872.8
Inventories		(689.5)		(56,653.6)		4,687.4		37,975.1
Other non-current assets		(151.6)		(12,453.5)		(40,309.3)		37,329.1
Accounts payable		544.2		44,717.5		(51,080.2)		6,606.5
Acceptances		301.0		24,731.0		(19,219.7)		50,875.0
Other current liabilities		(38.4)		(3,155.1)		16,618.2		16,375.8
Other financial liabilities		(103.7)		(8,517.2)		3,074.9		1,974.0
Other non-current liabilities		184.0		15,120.1		(39,407.8)		12,508.6
Provisions		58.5		4,805.7		36,022.2		(77,790.2)

Cash generated from operations		4,696.9		385,936.2		161,924.7		311,050.7
Income tax paid (net)		(386.9)		(31,789.9)		(19,096.4)		(21,045.6)

Net cash provided by operating activities		4,310.0		354,146.3		142,828.3		290,005.1

Cash flows from investing activities:
Deposits with banks/financial institutions		(2,366.6)		(194,466.0)		(128,088.6)		(372,793.6)
Realization of deposits with banks / financial institutions		1,993.4		163,801.0		253,868.6		380,859.9
Investments in Mutual Fund (purchased)/sold (net)		482.3		39,632.5		(29,685.4)		(74,328.5)
Disposal of subsidiary company (net of cash disposed)		2.4		193.7		(984.5)		—
Investments in others		(6.1)		(500.0)		(397.1)		(973.0)
Proceeds from sale of investments in other companies		7.2		593.3		1,035.5		2,258.2

F-
12

Tata Motors Limited and subsidiaries
Consolidated Statements of Cash Flows

	Year ended March 31,
	2023		2023		2022		2021

			(In millions)
Deposits of margin money and other restricted deposits	US$	(54.3)	Rs.	(4,463.1)	Rs.	(9,942.2)	Rs.	(19,639.1)
Realization of margin money and other restricted deposits		71.5		5,872.8		18,917.4		17,526.9
Proceeds from disposal of defence business		—		—		2,340.9		—
Investment in Government securities		(345.6)		(28,398.7)		(12,282.1)		—
Proceeds from sale of investments in government securities		349.6		28,728.8		—		—
Investments in equity accounted investees		—		—		—		(99.0)
Dividends received from equity accounted investees		2.6		216.9		—		15.1
Interest received		118.5		9,734.4		6,529.4		4,275.0
Dividend received		5.6		464.2		320.1		183.7
Payments for property, plant and equipment		(1,016.8)		(83,546.5)		(90,394.0)		(117,756.5)
Proceeds from sale of property, plant and equipment		34.7		2,850.3		2,301.0		3,505.8
Payments for intangible assets		(1,188.7)		(97,677.0)		(61,290.2)		(84,297.5)
Payment for acquisition of Ford assets (refer note 13B)		(101.8)		(8,362.9)		—		—
Payments of other assets with a view to resale		(36.3)		(2,982.0)		—		—

Net cash used in investing activities		(2,048.4)		(168,308.3)		(47,751.2)		(261,262.6)

Cash flows from financing activities:
Proceeds from issue of shares and warrants (net of issue expenses)		2.4		196.0		185.9		26,025.1
Proceeds from issuance of compulsorily convertible preference shares		456.4		37,500.0		37,500.00		—
Dividends paid to non-controlling interests shareholders of subsidiaries (including dividend distribution tax)		(17.1)		(1,408.8)		(983.9)		(287.5)
Interest paid		(1,212.5)		(99,631.5)		(97,931.8)		(85,002.7)
Proceeds from issuance of short-term debt		3,422.8		281,254.5		168,967.8		208,071.5
Repayment of short-term debt		(3,772.4)		(309,978.2)		(194,604.5)		(110,789.3)
Net change in other short-term debt (with maturity up to three months)		(91.7)		(7,537.3)		(19,755.9)		(45,442.7)
Proceeds from issuance of long-term debt		1,985.5		163,150.6		315,212.0		296,423.6
Repayments of long-term debt		(3,840.8)		(315,594.6)		(233,558.0)		(186,296.1)
Proceeds/ (payments) from option settlement of long term borrowings		(13.0)		(1,065.1)		(977.7)		350.1
Repayment of matured fixed deposits		—		—		—		(4.8)
Repayment of lease liability		(108.2)		(8,894.2)		(10,171.9)		(9,813.0)
Dividend paid (including transferred to IEPF)		—		—		(15.3)		(15.7)
Buy back of stake from minority shareholders		(36.0)		(2,959.2)		—
Proceeds from issuance /(payment) for acquisition of shares from non-controlling interests		(12.1)		(995.0)		—		2.4
Proceeds from issuance of perpetual instrument classified as equity by a subsidiary (net)		43.0		3,533.8		4,762.8		7,007.5

Net cash (used in)/ provided by financing activities		(3,193.7)		(262,429.0)		(33,801.7)		99,041.9

Net change in cash and cash equivalents		(932.1)		(76,591.0)		61,275.4		127,784.4
Effect of foreign exchange on cash and cash equivalents		168.8		13,870.4		3,314.6		4,537.7
Cash and cash equivalents, beginning of the year		4,643.9		381,590.1		317,000.1		184,678.0

Cash and cash equivalents, end of the year	US$	3,880.6	Rs.	318,869.5	Rs.	381,590.1	Rs.	317,000.1

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	US$	482.0	Rs.	39,606.2	Rs.	45,476.8	Rs.	53,678.4

*	less than Rs.100,000
See accompanying notes to consolidated financial statements

F-
13

Tata Motors Limited and subsidiaries
Consolidated statements of changes in equity
For the years ended March 31, 2023, March 31, 2022 and March 31, 2021

							Other components of equity										Reserves*
	Share capital		Additional paid-in capital		Share- based payments reserve		Currency translation reserve		Debt instruments through Other Comprehensive Income		Equity instruments through Other Comprehensive Income		Hedging reserve		Cost of Hedge reserve		Capital redemption reserve		Share application money pending allotment		Debenture redemption reserve		Reserves*		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non-controlling interests		Total equity

	(In millions)
Balance as at April 1, 2022	Rs.	7,658.8	Rs.	213,755.4	Rs.	382.8	Rs.	88,560.6	Rs.	3,997.4	Rs.	7,796.9	Rs.	(59,799.0)	Rs.	864.3	Rs.	22.8	Rs.	63.9	Rs.	4,111.5	Rs.	1,993.9	Rs.	6,175.2	Rs.	451.8	Rs.	121,719.7	Rs.	397,756.0	Rs.	42,808.6	Rs.	440,564.6

Income for the period																														25,404.8		25,404.8		2,755.8		28,160.6
Other comprehensive income /(loss) for the period		—		—		—		8,068.0		789.2		(923.7)		(14,301.2)		(11,345.6)		—		—		—		—		—		—		(1,635.2)		(19,348.5)		197.6		(19,150.9)

Total comprehensive income/(loss) for the period		—		—		—		8,068.0		789.2		(923.7)		(14,301.2)		(11,345.6)		—		—		—		—		—		—		23,769.7		6,056.4		2,953.4		9,009.7

Amounts recognized in inventory														3,195.0		393.1																3,588.1		—		3,588.1
Amount Reclassified to Profit and Loss										(198.6)																						(198.6)		—		(198.6)
Acquisition of minority		—		—		—		—		—		—		—		—		—		—		—		—		—		—		(1,217.8)		(1,217.8)		198.1		(1,019.7)
Distribution to Minority		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		(1,408.8)		(1,408.8)
Issue of perpetual instrument classified as equity by a subsidiary (refer note below)		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		3,600.0		3,600.0
Proceeds from Compulsory Convertible Preference Shares (net of Debt issue cost) - classified as equity by subsidiary (refer note 4 7 )		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		24,723.8		24,723.8
Money received on exercise of stock options by employees				234.0																(39.3)												194.7				194.7
Exercise of stock option by employees		1.4		37.9		(37.9)														—												1.4				1.4
Share based payments		—		—		300.3		—		—		—		—		—		—		—		—		—		—		—		—		300.3		—		300.3
Transfer of lapsed Stock options						(13.0)																								13.0		—		—		—
Transfer (from)/to retained earnings		—		—		—		—		—		—		—		—		—		—		(1,998.0)		—		259.9		—		1,738.1		—		—		—

Balance as at March 31, 2023	Rs.	7,660.2	Rs.	214,027.3	Rs.	632.2	Rs.	96,628.6	Rs.	4,588.0	Rs.	6,873.2	Rs.	(70,905.2)	Rs.	(10,088.2)	Rs.	22.8	Rs.	24.6	Rs.	2,113.5	Rs.	1,993.9	Rs.	6,435.1	Rs.	451.8	Rs.	146,022.6	Rs.	406,480.4	Rs.	72,875.1	Rs.	479,355.5

					Rs.	214,659.5									Rs.	27,096.4													Rs.	157,064.3

	US$	93.2	US$	2,604.7	US$	7.7	US$	1,176.0	US$	55.8	US$	83.6	US$	(862.9)	US$	(122.8)	US$	0.3	US$	0.3	US$	25.7	US$	24.3	US$	78.3	US$	5.5	US$	1,777.1	US$	4,946.8	US$	886.9	US$	5,833.7

					US$	2,612.4									US$	329.7													US$	1,911.5

*	Refer to note 29
Note: During the year ended March 31, 2023, Tata Motors Finance Limited, a subsidiary of the Company issued perpetual securities of Rs 3,600 million bearing a coupon interest rate of 9.23% to 9.30% per annum , with a step up provision if the securities are not called after 10 years from the issue date. The payment of any coupon may be cancelled or suspended at the discretion of the Board of Directors of Tata Motors Finance Limited. Accordingly, the Company has accounted these securities as equity instruments and any amount attributable to investors of these perpetual securities have been presented as non-controlling
interest.
See accompanying notes to consolidated financial statements

F-
14

Tata Motors Limited and subsidiaries
Consolidated statements of changes in equity
For the years ended March 31, 2023, March 31, 2022 and March 31, 2021

							Other components of equity										Reserves*
	Share capital		Additional paid-in capital		Share-based payments reserve		Currency translation reserve		Debt instruments through Other Comprehensive Income		Equity instruments through Other Comprehensive Income		Hedging reserve		Cost of Hedge reserve		Capital redemption reserve		Share application money pending allotment		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non-controlling interests		Total equity

	(In millions)
Balance as at April 1, 2021	Rs.	7,658.1	Rs.	325,350.3	Rs.	221.8	Rs.	89,692.0	Rs.	2,567.8		4,373.5	Rs.	(1,222.1)	Rs.	(6.1)	Rs.	22.8	Rs.	—	Rs.	9,044.5	Rs.	1,993.9	Rs.	5,791.3	Rs.	451.8	Rs.	57,363.3	Rs.	503,302.9	Rs.	15,832.9	Rs.	519,135.8

Income for the period		—		—		—																						(113,699.3)				(113,699.3)		1,327.1		(112,372.2)
Other comprehensive income /(loss) for the period								(1,131.4)		1,429.6		3,423.4		(69,638.8)		(176.1)		—		—		—		—		—		—		61,770.7		(4,322.6)		6.2		(4,316.4)

Total comprehensive income/(loss) for the period		—		—		—		(1,131.4)		1,429.6		3,423.4		(69,638.8)		(176.1)		—		—		—		—		—		—		(51,928.6)		(118,021.9)		1,333.3		(116,688.6)

Amounts recognized in inventory		—		—		—		—						11,061.9		1,046.5																12,108.4		—		12,108.4
Issue of perpetual instrument classified as equity by a subsidiary (refer note below)										—		—		—		—		—		—		—		—		—		—		—		—		4,850.0		4,850.0
Dividend paid (including dividend tax)		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		(1,460.6)		(1,460.6)
Buy back of shares																																		(2,457.9)		(2,457.9)
Proceeds from Compulsory Convertible Preference Shares (net of Debt issue cost) - classified as equity by subsidiary (refer note 4 7 )																																—		24,710.9		24,710.9
Money received on exercise of stock options by employees				121.5																63.9												185.4				185.4
Exercise of stock option by employees		0.7		19.5		(19.5)																										0.7				0.7
Share based payments						180.5																										180.5		—		180.5
Transfer (from)/to retained earnings**		—		(111,735.9)		—		—		—		—		—		—		—		—		(4,933.0)		—		383.9		—		116,285.0		—		—		—

Balance as at March 31, 2022	Rs.	7,658.8	Rs.	213,755.4	Rs.	382.8	Rs.	88,560.6	Rs.	3,997.4	Rs.	7,796.9	Rs.	(59,799.0)	Rs.	864.3	Rs.	22.8	Rs.	63.9	Rs.	4,111.5	Rs.	1,993.9	Rs.	6,175.2	Rs.	451.8	Rs.	121,719.7	Rs.	397,756.0	Rs.	42,808.6	Rs.	440,564.6

					Rs.	214,138.2									Rs.	41,420.2													Rs.	134,538.8

*	Refer to note 29
Note: During the year ended March 31, 2022, Tata Motors Finance Limited, a subsidiary of the Company issued perpetual securities of Rs 4,850.0 million bearing a coupon interest rate of 8.35% to 9.10% per annum , with a step up provision if the securities are not called after 10 years from the issue date. The payment of any coupon may be cancelled or suspended at the discretion of the Board of Directors of Tata Motors Finance Limited. Accordingly, the Company has accounted these securities as equity instruments and any amount attributable to investors of these perpetual securities have been presented as non-controlling interest.

**
The Board of Directors had, at its meeting held on July 31, 2020 , approved (subject to the requisite regulatory and other approvals) a Scheme of Arrangement for reduction of its share capital without extinguishing or reducing its liability on any of its shares by writing down a portion of its securities premium account to the extent of Rs.111,735.9 million, with a corresponding adjustment to the accumulated losses of the Company. The Scheme of Arrangement has been approved by the National Company Law Tribunal, Mumbai Bench on August 24, 2021. The Company has received all other necessary regulatory approvals and the scheme is effective from January 1, 2022. Accordingly, the Company has accounted for the capital reduction.

See accompanying notes to consolidated financial statements

F-
15

Tata Motors Limited and subsidiaries
Consolidated statements of changes in equity
For the years ended March 31, 2023, March 31, 2022 and March 31, 2021

							Other components of equity										Reserves*
	Share capital		Additional paid-in capital		Share-based payments reserve		Currency translation reserve		Debt instruments through Other Comprehensive Income		Equity instruments through Other Comprehensive Income		Hedging reserve		Cost of Hedge reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non-controlling interests		Total equity

	(In millions)
Balance as at April 1, 2020	Rs.	7,195.4	Rs.	299,787.9	Rs.	131.4	Rs.	51,422.5		886.3		391.0	Rs.	(41,937.1)	Rs.	(4,428.7)	Rs.	22.8	Rs.	10,388.5	Rs.	1,993.9	Rs.	4,904.1	Rs.	451.8	Rs.	258,591.4	Rs.	589,801.2	Rs.	8,233.5	Rs.	598,034.7

Income/(loss) for the year																												(142,700.9)		(142,700.9)		562.9		(142,138.0)
Other comprehensive income /(loss) for the year		—		—		—		38,269.5		1,681.5		4,026.1		40,346.2		3,549.2												(59,052.8)		28,819.7		191.6		29,011.3

Total comprehensive income/(loss) for the year		—		—		—		38,269.5		1,681.5		4,026.1		40,346.2		3,549.2		—		—		—		—		—		(201,753.7)		(113,881.2)		754.5		(113,126.7)

Amounts recognized in inventory		—		—				—						368.8		873.4		—		—		—		—		—		—		1,242.2		—		1,242.2
Issue of shares pursuant to preferential allotment		462.7		25,562.4		—		—				—		—		—		—		—		—		—		—		—		26,025.1		—		26,025.1
Realized gain on investments held at fair value through Other comprehensive income		—		—		—		—		—		(43.6)		—		—		—		—		—		—		—		43.6		—		—		—
Acquisition of subsidiary		—		—		—		—		—		—		—		—		—		—		—		—		—		25.2		25.2		—		25.2
Shares issued to non-controlling interest		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		2.4		2.4
Issue of perpetual instrument classified as equity by a subsidiary (refer note below)		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		7,130.0		7,130.0
Dividend paid (including dividend tax)						90.4		—		—		—		—		—		—		—		—		—		—		—		—		(287.5)		(287.5)
Share based payments		—		—		—		—		—		—		—		—		—		—		—		—		—		—		90.4		—		90.4
Transfer (from)/to retained earnings		—		—		—		—		—		—		—		—		—		(1,344.0)		—		887.2		—		456.8		—		—		—

Balance as at March 31, 2021	Rs.	7,658.1	Rs.	325,350.3	Rs.	221.8	Rs.	89,692.0	Rs.	2,567.8	Rs.	4,373.5	Rs.	(1,222.1)	Rs.	(6.1)	Rs.	22.8	Rs.	9,044.5	Rs.	1,993.9	Rs.	5,791.3	Rs.	451.8	Rs.	57,363.3	Rs.	503,302.9	Rs.	15,832.9	Rs.	519,135.8

					Rs.	325,572.1									Rs.	95,405.1											Rs.	74,667.6

*	Refer to note 29
Note
During the financial year ended March 31, 2021, Tata Motors Finance Limited, a subsidiary of the Company issued perpetual securities of Rs.7,130 million bearing a coupon interest rate ranging from 9.6% to 10.50 % p.a, with a step up provision if the securities are not called after 10 years. The payment of any coupon may be cancelled or suspended at the discretion of the Board of Directors of Tata Motors Finance Limited. Accordingly, the Company has accounted these securities as equity instruments and any amount attributable to investors of these perpetual securities have been presented as non-controlling interest.
See accompanying notes to consolidated financial statements

F-
16

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
The Company’s subsidiaries include the Jaguar Land Rover business (referred to as JLR or Jaguar Land Rover).
As on March 31, 2023, Tata Sons Private Limited (or Tata Sons), together with its subsidiaries and joint ventures, owns
 46.32% of the Ordinary shares and 7.66% of ‘A’ Ordinary shares of Tata Motors Limited, and has the ability to significantly influence the Company’s operations (refer note 28 for voting rights relating to Ordinary shares and ‘A’ Ordinary shares).
The consolidated financial statements were approved by the Board of Directors and authorized for issue on June
12
, 2023.

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
Accounting policies are included in the relevant notes to the consolidated financial statements. For accounting policies related to financial assets and financial liabilities, refer note no. 38A.

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

F-1
7

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
Associates
Associates are those entities over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. Significant influence is presumed to exist when the Company holds 20 percent or more of the voting power of the investee.

F-1
8

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
The Company has performed an assessment of its financial position as at March 31, 2023 and forecasts of the Company and JLR for a period of at least twelve months from the date of authorization of these financial statements (the ‘Going Concern Assessment Period’ and the ‘Foreseeable Future’).
The Company and JLR have assessed their projected cash flows over the going concern assessment period. In developing these forecasts, the Company and JLR have modelled a base case, which has been further sensitised using severe but plausible downside scenarios. The base case uses the most recent Board-approved forecasts that include the going concern assessment period; taking into account the Group’s expectations of improved semiconductor supply, optimisation of production to prioritise the highest margin products along with the expectations relating to prevailing economic conditions, including the impact of inflationary pressures on material costs.

F-1
9

For the Company, the base case has been further sensitized using more severe but plausible scenarios considering external market commentaries and other factors impacting the global economy and automotive industry.
For JLR, a reverse stress test against the base case has been carried out to determine the decline in wholesale volume over a 12-month period that would result in a liquidity level that breached the GBP1 billion liquidity financing covenants. The reverse stress test assumes continued supply constraints and optimisation of supply to maximise production of higher margin products. In order to reach a liquidity level that breaches covenants, it would require a sustained decline in wholesale volumes of more than
65% compared to base case over a
12-month
period. The reverse test reflects variable profit impact of the wholesale volume decline, and assume all other assumptions, are held in line with the base case. It does not reflect other potential upside measures that could be taken in such a reduced volume scenario or any new funding. JLR does not consider this scenario to be plausible given the reverse stress test volumes are significantly lower than those achieved during the peak of the
Covid-19
pandemic and the quarters most severely impacted by the semiconductor shortages. JLR has also considered other severe but plausible downside scenarios and expected volumes under each of these scenarios is much higher than under the reverse stress test. JLR has considered severe but plausible downside scenarios, including scenario that reflect a decrease in variable profit per unit compared with the base case to include additional increase in material costs as a result of inflationary increases and other related production costs. The expected wholesale volumes under all of these scenarios is higher than under the reverse stress test.
Based on the evaluation described above, management believes that the Company and JLR have sufficient financial resources available to it at the date of approval of these financial statements and that it will be able to continue as a ‘going concern’ in the foreseeable future and for a period upto at least twelve months from the date of authorisation of these financial statement.

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

v)	Note 32 – Measurement of assets and obligations relating to employee benefits

vi)	Note 4 – Allowances for credit losses for finance receivables

vii)	Estimated discounts / incentives required to be paid to dealers on retail of vehicles

viii)	Note 2(e) – Going concern assessment

F-
20

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
Cash generating units to which goodwill is allocated are tested for impairment annually at each balance sheet date, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to that unit and then to the other assets of the unit pro rata on the basis of carrying amount of each asset in the unit. Goodwill impairment loss recognized is not reversed in subsequent period
s
.

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

F-
2
1

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
Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash generating unit) for which the estimates of future cash flows have not been adjusted. Cash flow projections are developed generally for five years using data from the Company’s latest internal forecasts and extrapolated beyond five years using estimated long-term growth rates. Key assumptions and sensitivities for impairment are disclosed in note 1
7
.
If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated income statement.
An asset or cash-generating unit impaired in prior years is reviewed at each balance sheet date to determine whether there is any indication of a reversal of impairment loss recognized in prior years.

j.	Recent accounting pronouncements not yet adopted by the Company
New Accounting pronouncements affecting amounts reported and /or disclosures in the financial statements.

Accounting Standard	Description	Applicable date
Amendments to IAS 1	Non – current Liabilities with Covenants	January 1, 2024
Amendments to IAS 1	Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1	Classification of Liabilities as Current or Non-Current	January 1, 2024
Amendments to IFRS 16	Lease Liability in Sale and Leaseback	January 1, 2024
IFRS 17	Insurance Contracts	January 1, 2023
Amendments to IAS 1 – Non - current Liabilities with Covenants
The amendment clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.
The standard is effective for annual periods beginning on or after January 1, 2024 with early application permitted. The Company is assessing probable impact in its financial statements on adoption of these amendments.
Amendments to IAS 1 – Disclosure of Accounting Policies
The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the Board has also developed guidance and examples to explain and demonstrate the application of the ‘four – step materiality process’ described in IFRS Practice Statement 2.
The standard is effective for annual periods beginning on or after January 1, 2023. The Company is assessing probable impact in its financial statements on adoption of these amendments.

F-
22

Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.
The amendments are effective for annual periods beginning on or after January 1, 2023. Early application is permitted. The Company is assessing probable impact in its financial statements on adoption of these amendments.
Amendments to IAS 8 – Definition of Accounting Estimates
The amendments replace the definition of a ‘change in accounting estimates; with a definition of ‘accounting estimates’. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error.
The amendments are effective for annual periods beginning on or after January 1, 2023. Early application is permitted. The Company is assessing probable impact in its financial statements on adoption of these amendments.
Amendments to IAS 1 – Classification of Liabilities as Current or
Non-Current
The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.
The amendments are effective for annual periods beginning on or after January 1, 2024. The Company is assessing probable impact in its financial statements on adoption of these amendments.
Amendments to IFRS 16 - Lease Liability in Sale and Leaseback
The amendment clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale.
The amendments are effective for annual periods beginning on or after January 1, 2024. The Company is assessing probable impact in its financial statements on adoption of these amendments.
IFRS 17 Insurance Contracts
In May 2017, IASB issued IFRS 17 which establishes the principles for recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4 Insurance Contracts. IFRS 17 requires insurance liabilities to be measured at a current fulfilment value and provides a more uniform measurement and presentation approach for all insurance contracts. The Company has assessed that there will be no impact upon adoption of IFRS 17.

k.	Convenience translation
The consolidated financial statements have been presented in Indian rupees (“Rs.”), Tata Motors Limited’s functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2023, have been translated into U.S. dollars at US$1.00 = Rs.82.17 based on fixing rate in the City of Mumbai on March 31, 2023, for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India (FEDAI). Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

F-
23

3	Cash and cash equivalents

3A.	Accounting policy
Cash and cash equivalents comprises cash on hand, demand deposits and highly liquid investments with an original maturity of up to three month that are readily convertible into cash and which are subject to an insignificant risk of changes in value.

3B.	Cash and cash equivalents consist of the following:

	As at March 31,
	2023		2023		2022

	(In millions)
Cash balances	US$	0.9	Rs.	77.2	Rs.	114.7
Balances with banks (including deposits with original maturity of up to three months)		3,879.7		318,792.3		381,475.4

Total	US$	3,880.6	Rs.	318,869.5	Rs.	381,590.1

4.	Finance receivables

4A.	Accounting policy
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

4B.	Finance receivables consist of vehicle loans, the details of which are as follows:

	As at March 31,
	2023		2023		2022

			(In millions)
Finance receivables	US$	3,984.7	Rs.	327,414.4	Rs.	350,386.4
Less: allowance for credit losses		232.2		19,077.1		18,074.3

Total	US$	3,752.5	Rs.	308,337.3	Rs.	332,312.1

Current portion		2,849.9		234,173.1		220,953.5
Non-current portion		902.6		74,164.2		111,358.6

Total	US$	3,752.5	Rs.	308,337.3	Rs.	332,312.1

Changes in the allowance for credit losses in finance receivables are as follows:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Balance at the beginning	US$	220.0	Rs.	18,074.3	Rs.	12,476.8	Rs.	6,513.7
Allowances made during the year		248.2		20,391.5		13,075.9		9,579.4
Written off		(236.0)		(19,388.7)		(7,478.4)		(3,616.3)

Balance at the end	US$	232.2	Rs.	19,077.1	Rs.	18,074.3	Rs.	12,476.8

F-
24

5.	Allowance for trade and other receivables
Accounting Policy
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
Change in the allowances for trade and other receivables are as follows:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Balance at the beginning	US$	140.7	Rs.	11,558.1	Rs.	12,743.8	Rs.	13,606.8
Allowances made during the year		9.8		806.3		1,512.6		500.1
Written off		(15.7)		(1,290.4)		(2,592.2)		(1,501.6)
Currency translation		0.1		8.8		(106.1)		138.5

Balance at the end	US$	134.9	Rs.	11,082.8	Rs.	11,558.1	Rs.	12,743.8

6.	Investments - non-current

	As at March 31,
	2023		2023		2022

	(In millions)
(a) Investments - measured at Fair value through Other Comprehensive Income
Equity shares (quoted)	US$	78.2	Rs.	6,433.1	Rs.	8,029.1
Equity shares (unquoted)		84.2		6,916.5		6,697.1

Total	US$	162.4	Rs.	13,349.6	Rs.	14,726.2

(b) Investments - measured at Fair value through profit or loss
Investment in Government securities (quoted)	US$	1.2	Rs.	94.9	Rs.	—
Non-cumulative redeemable preference shares (unquoted)		—		4.0		4.0
Cumulative redeemable preference shares (unquoted)		0.2		15.0		15.0
Equity shares (unquoted)		45.1		3,706.4		2,486.0
Convertible debentures (unquoted)		8.2		673.1		551.9
Others (quoted)		0.6		48.9		—

Total	US$	55.3	Rs.	4,542.3	Rs.	3,056.9

(c) Investments - measured at amortised cost
Investment in Government Securities (quoted)	US$	131.0		10,760.0		5,426.1

	US$	131.0	Rs.	10,760.0	Rs.	5,426.1

Total (a+b+c)	US$	348.7	Rs.	28,651.9	Rs.	23,209.2

F-
25

7.	Investments - current

	As at March 31,
	2023		2023		2022

	(In millions)
(a) Investments - measured at Fair value through profit and loss
Mutual funds	US$	496.2	Rs.	40,764.8	Rs.	57,526.2
Convertible debentures		—		—		515.0

Total	US$	496.2	Rs.	40,764.8	Rs.	58,041.2

(b) Investments - measured at amortized cost
Quoted:
Investment in Government Securities	US$	16.4	Rs.	1,344.4	Rs.	6,856.2
Unquoted:
Mutual funds		1,780.1		146,273.8		162,194.8

Total	US$	1,796.5	Rs.	147,618.2	Rs.	169,051.0

Total (a+b)	US$	2,292.7	Rs.	188,383.0	Rs.	227,092.2

8.	Other financial assets - current
Other financial assets - current consist of the following:

	As at March 31,
	2023		2023		2022

	(In millions)
Derivative financial instruments	US$	140.9	Rs.	11,574.9	Rs.	19,184.9
Loans to channel partners		14.5		1,192.3		1,208.9
Advances and other receivables recoverable in cash		361.6		29,715.2		23,369.8
Deposits with financial institution		12.2		1,002.3		3,000.0
Inter corporate deposits		0.5		43.0		43.0
Government grant receivables		46.3		3,805.3		5,227.5
Restricted bank deposits		78.1		6,415.1		4,726.0
Finance lease receivables		4.8		391.4		289.2
Others		38.6		3,171.2		2,394.2

Total	US$	697.5	Rs.	57,310.7	Rs.	59,443.5

Restricted bank deposits include Rs.5,040.0 million and Rs.3,167.1 million as at March 31, 2023 and 2022, respectively, held as security in relation to interest and repayment of borrowings. Out of these deposits, Rs.2,338.1 million and Rs.1,807.1 million as at March 31, 2023 and 2022, respectively, are pledged till the maturity of the respective borrowings.

9.	Other financial assets - Non-current
Other financial assets -
non-current
consist of the following:

	As at March 31,
	2023		2023		2022

	(In millions)
Derivative financial instruments	US$	326.9	Rs.	26,860.1	Rs.	20,175.9
Loans to channel partners		77.1		6,339.1		7,204.6
Advance and other receivables recoverable in cash		67.9		5,579.2		6,648.2
Margin money with banks		6.5		530.6		3,638.4
Government grants receivables		200.7		16,488.3		12,241.0
Loans to employees		6.0		494.2		289.8
Deposits with financial institution		109.5		9,000.0		—
Deposits with banks		23.4		1,921.3		832.4
Restricted deposits		16.3		1,335.3		2,099.8
Finance lease receivables		65.6		5,391.3		4,307.0
Others		61.3		5,043.7		2,791.3

Total	US$	961.2	Rs.	78,983.1	Rs.	60,228.4

F-
26

Margin money with banks is restricted cash deposits and consists of collateral provided for transfer of finance receivables.
Restricted deposits as at March 31, 2023 and 2022, include
s
Rs.542.4 million and Rs.641.4
million respectively, held as a financial deposit in relation to ongoing legal cases.

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

10B.	Inventories consist of the following:

	As at March 31,
	2023		2023		2022

	(In millions)
Raw materials, components and consumables	US$	701.3	Rs.	57,623.9	Rs.	57,726.9
Work-in-progress		710.8		58,407.4		55,965.4
Finished goods		3,548.3		291,566.2		238,753.7

Total	US$	4,960.4	Rs.	407,597.5	Rs.	352,446.0

Inventories of finished goods include Rs.40,861.2 million and Rs.35,891.8 million as at March 31, 2023 and 2022, respectively relating to vehicles sold subject to repurchase arrangements.
Cost of inventories (including cost of purchased products) recognized as expense during the years ended March 31, 2023, 2022 and 2021, amounted to Rs.2,462,745.6 million, Rs.2,067,617.9 million and Rs.1,823,608.8 million, respectively.
During the years ended March 31, 2023, 2022 and 2021, the Company recorded inventory write-down expenses of Rs.7,232.0 million, Rs.1,253.4 million and Rs.1,291.9 million, respectively.

11.	Other current assets
Other current assets consist of the following:

	As at March 31,
	2023		2023		2022

			(In millions)
Advances to suppliers and contractors	US$	119.3	Rs.	9,805.9	Rs.	8,152.1
Taxes recoverable, statutory deposits and dues from government		667.8		54,864.8		40,312.8
Prepaid expenses		274.6		22,567.8		20,292.9
Employee benefits		0.1		9.0		—
Others		105.0		8,630.1		6,907.9

Total	US$	1,166.8	Rs.	95,877.6	Rs.	75,665.7

F-2
7

12.	Other non-current assets
Other
non-current
assets consist of the following:

	As at March 31,
	2023		2023		2022

			(In millions)
Taxes recoverable, statutory deposits and dues from government	US$	78.5	Rs.	6,447.4	Rs.	6,215.9
Prepaid expenses		93.0		7,644.6		2,825.2
Employee benefits		819.4		67,328.3		43,169.4
Others		11.8		967.6		2,004.6

Total	US$	1,002.7	Rs.	82,387.9	Rs.	54,215.1

13.	Property, plant and equipment

13A.	Accounting policy
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
Subsequent Expenditure relating to property, plant and equipment is capitalised only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and Maintenance costs are recognized in the statement of profit and loss when incurred.
Interest cost incurred for constructed assets is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.
Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Type of Asset	Estimated useful life
Buildings, Roads, Bridge and culverts	4 to 60 years
Plant and equipment	3 to 30 years
Computers	3 to 6 years
Vehicles	3 to 11 years
Furnitures and fixtures	3 to 21 years
The depreciation period for property, plant and equipment with finite useful lives is reviewed at each year–end. Changes in expected useful lives are treated as changes in accounting estimates.
Depreciation is not recorded on capital
work-in-progress
until construction and installation are complete and the asset is ready for its intended use.
Capital-work-in-progress
includes capital advances.
An item of property, plant and equipment is derecognized on disposal. Any gain or loss arising from derecognition of an item of property, plant and equipment is included in income statement when it is derecognized.

F-2
8

13B.	Property, plant and equipment consists of the following:

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Heritage Assets		Capital work-in- progress		Total

	(In millions)

Cost as at April 1, 2022	Rs.	315,947.4	Rs.	1,451,199.1	Rs.	5,510.3	Rs.	28,882.2	Rs.	17,937.4	Rs.	3,290.0	Rs.	36,653.9	Rs.	1,859,420.3
Additions		6,826.8		51,123.1		550.1		3,322.7		717.3		—		74,857.5		137,397.5
Additions on account of Ford plant acquisition (refer note below)		6,277.1		—		—		—		—		—		3,132.2		9,409.3
Transferred to gross block		—		—		—		—		—		—		(60,255.3)		(60,255.3)
Assets held for sale		(6,157.0)		—		—		—		—		(186.5)		—		(6,343.5)
Write down of assets		—		—		—		—		—		—		(1.0)		(1.0)
Currency translation		7,560.9		27,574.1		41.4		558.4		372.4		2.4		1,276.3		37,385.9
Disposals/Adjustments		(1,508.0)		(28,649.5)		(1,122.8)		(196.4)		(184.8)		(379.7)		—		(32,041.2)

Cost as at March 31, 2023		328,947.2		1,501,246.8		4,979.0		32,566.9		18,842.3		2,726.2		55,663.6		1,944,972.0

Accumulated Depreciation as at April 1, 2022		(80,641.9)		(952,946.5)		(3,401.1)		(19,180.1)		(12,172.7)		(1,944.2)		—		(1,070,286.5)
Depreciation for the year		(12,808.2)		(99,218.5)		(527.8)		(2,356.9)		(925.7)		—		—		(115,837.1)
Assets held for sale		575.6		—		—		—		—		—		—		575.6
Reversal of impairment loss (refer note 18(c))		—		587.7		—		—		—		—		—		587.7
Currency translation		(2,421.2)		(19,836.6)		(219.9)		(336.4)		(244.6)		—		—		(23,058.7)
Disposals/Adjustments		365.6		27,056.3		926.7		167.9		142.4		—		—		28,659.0

Accumulated Depreciation as at March 31, 2023		(94,930.1)		(1,044,357.6)		(3,222.1)		(21,705.5)		(13,200.6)		(1,944.2)		—		(1,179,360.1)

Net carrying amount as at March 31, 2023	Rs.	234,017.1	Rs.	456,889.2	Rs.	1,756.9	Rs.	10,861.4	Rs.	5,641.7	Rs.	782.0	Rs.	55,663.6	Rs.	765,611.9

															US$	9,317.4

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Heritage Assets		Capital work-in- progress		Total
	(In millions)

Cost as at April 1, 2021	Rs.	315,064.9	Rs.	1,356,630.4	Rs.	6,697.1	Rs.	27,432.1	Rs.	18,110.0	Rs.	3,536.9	Rs.	85,087.8	Rs.	1,812,559.1
Additions		6,150.5		124,013.6		549.8		2,273.3		1,215.3		50.8		82,887.8		217,141.1
Transferred to Gross Block		—		—		—		—		—		—		(130,754.0)		(130,754.0)
Assets held for sale		(915.5)		—		—		—		—		(191.6)		—		(1,107.1)
Write down of assets		—		—		—		—		—		—		(722.8)		(722.8)
Currency translation		(3,918.8)		(17,141.6)		(43.8)		(619.7)		(643.0)		(17.4)		155.1		(22,229.2)
Disposals/Adjustments		(433.7)		(12,303.3)		(1,692.9)		(203.4)		(745.0)		(88.7)		—		(15,467.0)

Cost as at March 31, 2022		315,947.4		1,451,199.1		5,510.3		28,882.2		17,937.4		3,290.0		36,653.9		1,859,420.3

Accumulated Depreciation as at April 1, 2021		(69,641.1)		(885,252.8)		(3,489.9)		(17,538.9)		(11,924.7)		(1,670.9)		—		(989,518.3)
Depreciation for the year		(12,862.1)		(91,543.2)		(870.3)		(2,166.9)		(1,013.3)		—		—		(108,455.8)
Assets held for sale		608.8		—		—		—		—		—		—		608.8
Reversal of impairment loss (refer note 18 (c))		—		264.0		0.6		24.6		63.6				—		352.8
Write down of assets		—		—		—		—		—		(273.3)				(273.3)
Currency translation		1,077.5		11,583.1		32.6		345.5		151.1		—		—		13,189.8
Disposals/Adjustments		175.0		12,002.4		925.9		155.6		550.7		—		—		13,809.5

Accumulated Depreciation as at March 31, 2022		(80,641.9)		(952,946.5)		(3,401.1)		(19,180.1)		(12,172.7)		(1,944.2)		—	Rs.	(1,070,286.5)

Net carrying amount as at March 31, 2022	Rs.	235,305.5	Rs.	498,252.6	Rs.	2,109.2	Rs.	9,702.1	Rs.	5,764.7	Rs.	1,345.8	Rs.	36,653.9	Rs.	789,133.7

On May 30, 2022, Tata Passenger Electric Mobility Ltd.(TPEML), wholly owned subsidiary of the Company, Ford India Private Limited (“FIPL”) and the Government of Gujarat signed a Memorandum of Understanding for the potential acquisition of FIPL’s Sanand vehicle manufacturing facility, including (i) the land and buildings, (ii) the vehicle manufacturing plant, machinery and equipment, and (iii) the transfer of all eligible employees of FIPL’s Sanand vehicle manufacturing operations. FIPL will operate its powertrain manufacturing facilities by leasing back the land and buildings of the powertrain unit from TPEML. On August 7, 2022, TPEML and FIPL, have signed a Unit Transfer Agreement (UTA) for the acquisition of FIPL’s manufacturing plant situated at Sanand, Gujarat for a total consideration, exclusive of taxes, of Rs.7,257.0 million. Pursuant to the fulfilment of the necessary condition precedents, including receipt of relevant regulatory approvals, the parties have completed the transaction on January 10, 2023 and the Company has acquired the Sanand Property and the Plant and Machinery. Additionally, all the eligible employees were offered employment, and those who have accepted the Company’s offer of employment, have been transferred to the Company and have become employees of the Company with effect from January 10, 2023.

F-2
9

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
The lease liability is initially measured at the present value of the lease payments that are not paid at commencement date, discounted using the Company’s incremental borrowing rate. The lease liability is measured at amortised cost using the effective interest method. It is re measured when there is a change in future lease payments. The Company has elected not to recognise right-of-use
assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets (lease of assets worth less than Rs.0.3 millions). The Company associates the lease payments associated with these leases as an expense on a straight line basis over the lease term.
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
Accounting as a lessor:
At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating le as
e, based on contractual terms & substance of the lease arrangement. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.
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
Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases

14B.	Leases as lessee
The Company leases a number of buildings, plant and equipment, IT hardware and software assets, certain of which have a renewal and/or purchase option in the normal course of the business. Extension and termination options are included in a number of leases across the Company. The majority of extension and termination options held are exercisable only by the Company and not by the respective lessor. The Company assesses at lease commencement whether it is reasonably certain to exercise the extension or termination option. The Company re-assesses
whether it is reasonably certain to exercise options if there is a significant event or significant change in circumstances within its control. It is recognised that there is potential for lease term assumptions to change in the future and this will continue to be monitored by the Company where relevant. The Company’s leases mature between 2024 and 2052.
When measuring lease liability, the Company discounted lease payments using its incremental borrowing rate for the year ended March 31, 2023. The weighted-average rate applied is 8.01 % p.a.
The following amounts are included in the Consolidated Balance Sheet:

	As at March 31,
	2023		2023		2022

	(In millions)
Current lease liabilities (Refer Note 23)	US$	107.7	Rs.	8,844.8	Rs.	8,095.4
Non-current lease liabilities (Refer Note 24)		921.1		75,684.9		59,624.4

Total lease liabilities	US$	1,028.7	Rs.	84,529.7	Rs.	67,719.8

The following amounts are recognised in the consolidated income statement:

	For the year ended March 31,
	2023		2023		2022

	(In millions)
Interest expense on lease liabilities	US$	76.3	Rs.	6,271.9	Rs.	5,417.6
Variable lease payment not included in the measurement of lease liabilities		0.5		39.8		35.7
Expenses related to short-term leases		14.3		1,174.7		1,155.8
Expenses related to low-value assets, excluding short-term leases of low-value assets		15.2		1,245.5		1,151.4
Income from sub-leasing of right-of-use assets	US$	1.2	Rs.	99.2	Rs.	9.9

F-
31

Right of use assets consist of the following:

															(In millions)
	Land		Buildings		Plant, machinery and equipments		Furniture, Fixtures and Office Appliances		Vehicles		Computers & other IT assets		Other Assets		Total
Cost as at April 1, 2022	Rs.	3,034.9	Rs.	77,858.8	Rs.	15,605.6	Rs.	1,681.9	Rs.	3,133.8	Rs.	4,495.6	Rs.	497.7	Rs.	106,308.3
Additions		59.9		14,440.1		2,525.4		20.2		2,257.1		554.2		—		19,856.9
Disposals/Adjustments		(247.4)		(3,488.4)		(3,672.2)		(43.1)		(1,259.5)		(3,170.7)		(173.0)		(12,054.3)
Currency translation		37.4		2,220.9		182.7		87.4		31.3		15.8		2.7		2,578.2

Cost as at March 31, 2023		2,884.8		91,031.4		14,641.5		1,746.4		4,162.7		1,894.9		327.4		116,689.1

Accumulated amortisation as at April 1, 2022		(1,198.1)		(23,132.9)		(9,083.6)		(628.6)		(1,297.5)		(3,749.8)		(357.4)		(39,447.9)
Amortisation for the year		(337.1)		(7,392.1)		(2,300.0)		(136.3)		(400.8)		(438.3)		(69.9)		(11,074.5)
Amortisation - considered as employee cost		—		—		—		—		(593.9)		—		—		(593.9)
Reversal of impairment loss (refer note 18(c))		—		2,143.9		—		—		—		—		—		2,143.9
Disposals/Adjustments		19.5		3,160.7		3,207.7		43.1		1,172.4		3,154.7		163.3		10,921.4
Currency translation		(38.3)		(397.2)		(153.7)		(31.8)		(7.2)		4.2		(3.5)		(627.5)

Accumulated amortisation as at March 31, 2023		(1,554.0)		(25,617.6)		(8,329.6)		(753.6)		(1,127.0)		(1,029.2)		(267.5)		(38,678.5)

Net carrying amount as at March 31, 2023	Rs.	1,330.8	Rs.	65,413.8	Rs.	6,311.9	Rs.	992.8	Rs.	3,035.7	Rs.	865.7	Rs.	59.9	Rs.	78,010.6

															US$	949.4

															(In millions)
	Land		Buildings		Plant, machinery and equipments		Furniture, Fixtures and Office Appliances		Vehicles		Computers & other IT assets		Other Assets		Total
Cost as at April 1, 2021	Rs.	3,060.1	Rs.	69,650.7	Rs.	14,045.9	Rs.	1,414.8	Rs.	1,753.7	Rs.	4,164.6	Rs.	398.1	Rs.	94,487.9
Additions				10,778.9		1,808.8		331.8		1,493.9		439.7		107.4		14,960.5
Disposals/Adjustments		—		(1,571.0)		(121.4)		—		(84.6)		(70.2)		—		(1,847.2)
Currency translation		(25.2)		(999.8)		(127.7)		(64.7)		(29.2)		(38.5)		(7.8)		(1,292.9)

Cost as at March 31, 2022		3,034.9		77,858.8		15,605.6		1,681.9		3,133.8		4,495.6		497.7		106,308.3

Accumulated amortisation as at April 1, 2021		(818.5)		(17,257.7)		(6,701.3)		(292.7)		(927.4)		(3,387.7)		(195.8)		(29,581.1)
Amortisation for the year		(397.4)		(7,087.2)		(2,476.7)		(350.8)		(217.8)		(462.1)		(168.2)		(11,160.2)
Amortisation - considered as employee cost		—		—		—		—		(208.0)		—		—		(208.00)
Reversal of impairment loss (refer note 18 ( c ))		—		37.6		—		—		—		—		—		37.6
Disposals/Adjustments		—		864.0		1.6		—		32.5		70.2		—		968.3
Currency translation		17.8		310.4		92.8		14.9		23.2		29.8		6.6		495.5

Accumulated amortisation as at March 31, 2022		(1,198.1)		(23,132.9)		(9,083.6)		(628.6)		(1,297.5)		(3,749.8)		(357.4)		(39,447.9)

Net carrying amount as at March 31, 2022	Rs.	1,836.8	Rs.	54,725.9	Rs.	6,522.0	Rs.	1,053.3	Rs.	1,836.3	Rs.	745.8	Rs.	140.3	Rs.	66,860.4

The Company has committed towards leases of Plant, Machinery and Equipments which have not yet commenced for Rs.194.8 million as on March 31, 2023 (Rs.220.0 million as on March 31, 2022). There are no leases with residual value guarantees.

14C.	Leases as lessor:
There are certain vehicles which are being given to the customers along with operations and maintenance of the same. These are accounted as finance lease as the material risks and rewards are transferred to the lessee.
The average effective interest rate contracted approximates 3.7 % and 8.5% (2022: 3.7% and 8.1%) per annum.
The following amounts are included in the Consolidated Balance Sheet:

	As at March 31,
	2023		2023		2022

	(In millions)
Current lease receivables	US$	4.8	Rs.	391.4	Rs.	289.2
Non-current lease receivables		65.6		5,391.3		4,307.0

Total lease receivables	US$	70.4	Rs.	5,782.7	Rs.	4,596.2

F-
32

The following amounts are recognised in the consolidated income statement:

	For the year ended March 31,
	2023		2023		2022

	(In millions)
Sales Revenue for finance leases	US$	16.9	Rs.	1,389.4	Rs.	2,785.8
Finance income on the net investment in finance leases		5.7		470.3		260.2
The table below provides details regarding the contractual maturities of finance lease receivables as at March 31, 2023 and March 31, 2022:

	As at March 31,
	2023		2023		2022

	(In millions)
Due in 1st Year	US$	4.8	Rs.	391.4	Rs.	289.2
Due in 2nd Year		5.6		456.8		334.9
Due in 3rd to 5th Year		19.1		1,572.4		1,148.6
Due beyond 5th Year		40.9		3,362.1		2,823.5

Total contractual cash flows	US$	70.4	Rs.	5,782.7	Rs.	4,596.2

15.	Goodwill

	As at March 31,
	2023		2023		2022

	(In millions)
Balance at the beginning	US$	98.2	Rs.	8,071.7	Rs.	8,037.2
Currency translation		4.1		334.3		34.5

Balance at the end	US$	102.3	Rs.	8,406.0	Rs.	8,071.7

The carrying amount of goodwill has been allocated to CGU as follows:

	As at March 31,
	2023		2023		2022

	(In millions)
Passenger vehicles - automotive and related activity segment (Tata and other brand vehicles)	US$	12.1	Rs.	990.9	Rs.	990.9
Software consultancy and service		90.2		7,415.1		7,080.8

Total	US$	102.3	Rs.	8,406.0	Rs.	8,071.7

The recoverable amount has been determined based on value in use. Value in use has been determined based on future cash flows, after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.
As at March 31, 2023, the estimated cash flows for a period of 5 years were developed using internal forecasts, and a pre-tax
discount rate of 14.99%. The cash flows beyond 5 years have been extrapolated assuming 5%
long term
growth rates. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit. The recoverable value was also determined using the Fair value less cost of Disposal (“FVLCD”). CGU’s FVLCD has been valued using Comparable Company Market Multiple method (CCM) which is significantly higher than the carrying amount of CGU.

F-
33

16	Intangible assets

16A.	Accounting policy
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

Type of Asset	Estimated amortization period
Patents and technological know-how	2 to 12 years
Customer related intangibles - Dealer network	20 years
Intellectual property rights	3 to 10 years
Computer Software	1 to 8 years
Product development costs	2 to 10 years
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

F-
34

16B.	Intangible assets consist of the following:

	Software		Patents and technological know how		Customer related		Intellectual property rights and other intangibles		Product development		Indefinite life trademarks and brands		Intangible Assets under development		Total

	(In millions)
Cost as at April 1, 2022	Rs.	96,958.7	Rs.	17,467.3	Rs.	6,538.4	Rs.	9,178.9	Rs.	1,025,002.8	Rs.	55,966.1	Rs.	64,994.4	Rs.	1,276,106.6
Additions		6,676.0		868.9		—		—		64,498.6		—		87,254.4	*	159,297.9
Capitalised product development		—		—		—		—		—		—		(66,872.2)		(66,872.2)
Write down of assets		—		—		—		—		—		—		(1,789.8)		(1,789.8)
Currency translation		2,687.4		(79.4)		129.3		830.8		27,446.0		—		2,241.7		33,255.8
Fully amortized not in use		(277.7)		(2.1)		—		—		(113,797.0)		—		—		(114,076.8)

Cost as at March 31, 2023	Rs.	106,044.4	Rs.	18,254.7	Rs.	6,667.7	Rs.	10,009.7	Rs.	1,003,150.4	Rs.	55,966.1	Rs.	85,828.5	Rs.	1,285,921.5

Accumulated amortization at April 1, 2022		(74,821.8)		(16,316.2)		(4,810.1)		(3,822.3)		(616,214.6)		(13,309.9)		—		(729,294.9)
Amortization for the year		(7,202.4)		(246.2)		(245.3)		(286.7)		(105,993.5)		—		—		(113,974.0)
Currency translation		(2,350.3)		335.0		(111.2)		(705.8)		(22,205.2)		—		—		(25,037.5)
Fully amortized not in use		277.7		2.1		—				113,797.0		—		—		114,076.8

Accumulated amortization at March 31, 2023		(84,096.8)		(16,225.3)		(5,166.6)		(4,814.8)		(630,616.3)		(13,309.9)		—		(754,229.7)

Net carrying amount as at March 31, 2023	Rs.	21,947.6	Rs.	2,029.4	Rs.	1,501.1	Rs.	5,194.9	Rs.	372,534.1	Rs.	42,656.2	Rs.	85,828.5	Rs.	531,691.8

															US$	6,470.6

Cost as at April 1, 2021	Rs.	95,999.6	Rs.	17,321.6	Rs.	6,627.8	Rs.	10,292.9	Rs.	1,011,615.9	Rs.	55,966.1	Rs.	122,684.3	Rs.	1,320,508.2
Additions		2,731.4		351.6		—		26.1		112,493.9		—		57,488.3	*	173,091.3
Capitalised product development		—		—		—		—		—		—		(114,076.0)		(114,076.0)
Write down of assets		—		—		—		—		—		—		(918.1)		(918.1)
Currency translation		(1,241.4)		(205.9)		(89.4)		(912.2)		12,538.3		—		(184.1)		9,905.3
Fully amortized not in use		(530.9)		—		—		(227.9)		(111,645.3)		—		—		(112,404.1)

Cost as at March 31, 2022		96,958.7		17,467.3		6,538.4		9,178.9		1,025,002.8		55,966.1		64,994.4		1,276,106.6

Accumulated amortization at April 1, 2021		(69,031.5)		(16,123.9)		(4,619.7)		(3,962.1)		(598,977.8)		(13,309.9)		—		(706,024.9)
Amortization for the year		(7,307.5)		(393.2)		(258.9)		(315.7)		(111,425.9)		—		—		(119,701.2)
Reversal for impairment loss (refer note 18(c))		(0.2)		—		—		—		—		—		—		(0.2)
Currency translation		986.5		200.9		68.5		227.6		(17,456.2)		—		—		(15,972.7)
Fully amortized not in use		530.9		—		—		227.9		111,645.3		—		—		112,404.1

Accumulated amortization at March 31, 2022		(74,821.8)		(16,316.2)		(4,810.1)		(3,822.3)		(616,214.6)		(13,309.9)		—		(729,294.9)

Net carrying amount as at March 31, 2022	Rs.	22,136.9	Rs.	1,151.1	Rs.	1,728.3	Rs.	5,356.6	Rs.	408,788.2	Rs.	42,656.2	Rs.	64,994.4	Rs.	546,811.7

*	Additions include allocation of central overheads amounting to Rs.7,826.6 million and Rs . 5,294.1 million for the year ended March 31, 2023 and 2022, respectively.

1.
The useful life of trademarks and brands in respect of the acquired Jaguar Land Rover businesses have been determined to be indefinite as the Company expects to generate future economic benefits indefinitely from these assets.

2.
During the year ended March 31, 2014, legislation was enacted that allows United Kingdom (UK) companies to elect for the Research and Development Expenditure Credit (RDEC) on qualifying expenditures incurred since April 1, 2013, instead of the existing super-deduction rules. As a result of this election by the Company’s subsidiary in the UK, Rs.7,360.5 million, Rs.3,970.6 million and Rs.4,463.9 million of the RDEC, for the years ended March 31, 2023, 2022 and 2021 respectively, the proportion relating to capitalized product development expenditure, have been off set against these assets. The remaining Rs.9,588.0 million, Rs.3,461.5 million and Rs.3,978.7 million for the years ended March 31, 2023, 2022 and 2021 respectively, have been recognized as miscellaneous income, a component of other income/(loss) (net).

17	Impairment assessment of Jaguar Land Rover Business
The operations of its subsidiary Jaguar Land Rover (JLR), excluding equity accounted investments, represents a single cash-generating unit (“CGU”). This is because of the closely connected nature of the cash flows and the degree of integrated development and manufacturing activities.

F-
35

In accordance with accounting standard, management have performed an impairment assessment as at January 31, 2023. The date of the assessment was changed from that of the prior year (March 31, 2022) to better align with the business plan cycle.
The impairment assessment determined that the CGU recoverable value exceeded the carrying amount by Rs.152,467.2 million (£1,500 million) (2022: Rs.59,654.0 million (£600 million))
and therefore no impairment was identified. While the performance of the business was better in latter part of the year, it was further determined that this improvement in performance and resultant increase in headroom did not require the reversal of the previously recorded impairment loss as the underlying drivers for the increased headroom do not support a reversal, after considering the unwind of the discount rate and the impact of the depreciation.
JLR has considered it appropriate to undertake the impairment assessment with reference to the latest business plan that was in effect as at the reporting date. The business plan includes a five-year cash flow forecast and contains growth rates that are primarily a function of the JLR’s Cycle Plan assumptions, historic performance and management’s expectation of future market developments through to 2027/28.
In estimating the future cash flows management have given due consideration to the inherent uncertainty of forecast information and have adjusted some of the assumptions in the business plan to take into account possible variations in the amount or timing of the cashflows. In doing so, management has incorporated the following risks into the VIU, as well as other risks that may impact future cash flows:

•
execution risks associated with our ‘Reimagine’ strategy and the transition to electrified powertrain, with the supporting transformation plan ‘Refocus 2.0’, which includes a dedicated environmental sustainability strategy – ‘Planet Regenerate’

•	near-term supply chain challenges related to global chip shortages which has continued to impact JLR in Fiscal 2023: and

•	economical and geopolitical factors increasing inflationary pressures, driving up material costs in particular.
Climate risk
JLR recognises that the potential impact of climate risk to areas such as supply chain, operations, and material and compliance costs may result in variations to the timing and amounts of future cash flows. As such climate risk is incorporated into the development of our forecast cash flows in the VIU by reference to our climate change risk assessment. These risks are principally reflected by the risk adjustments related to the variable profit and volumes which would be most affected by climate change events, for example, scarcity of certain commodities driving up costs and therefore adversely impacting variable profit.
Key assumptions
The approach and key assumptions used to determine the CGU VIU were as follows:
The assessment of impairment is based on forecasts of future cashflows which are inherently uncertain and are developed using informed assumptions such as historical trends and market information. The key assumptions are:

(i)	the recoverable amount is most sensitive;

(ii)	involve a significant amount of judgement and estimation; and

(iii)	drive significant changes to the recoverable amount when flexed under reasonably possible outcomes.

•
Variable profit per unit and volumes
– The approach to determining the forecast variable profit per unit and volumes is based on consideration of historical performance, the order bank, profit optimisation efforts and Group Cycle Plan assumptions, along with the impact of risks on future cashflows discussed above. A small change in either assumption may have a significant impact to future cashflows and for this reason, as well as the impact of risks associated with supply and inflationary pressures on variable profit and volumes, JLR consider variable profit per unit and volumes to be key assumptions. Further, the variable profit per unit and volumes included in the business plan are largely driven by an updated portfolio, which includes estimates and judgements related to the transition to electrified powertrain, including the introduction of new Jaguar.

F-
36

•
Terminal value capital expenditure
– the five year cash flows timing and amount are based on the latest Cycle Plan. The terminal value is based on the best estimate of a maintenance level of capital expenditure which has been derived from depreciation and amortisation expectations and funding requirements in responses to longer-term industry trends and risks informed by those listed above, which are anticipated in the VIU calculation. Due to the judgement and estimation involved in the calculation of terminal value capital expenditure, as well as the sensitivity of the recoverable amount to any change in the value, JLR consider this to be a key assumption.

•
Discount rate
– the approach to determining the discount rate is based on the Capital Asset Pricing Model and a market participant after tax cost of debt. These inputs are based on a typical build up approach, calculated using country specific premiums without size premium and with an unlevered equity Beta with reference to industry peers. The discount rate is regarded as a key assumption as it is the rate which drives the discounted cashflows used to determine the VIU of the CGU primarily due to the level of judgement and estimation involved and the sensitivity of the recoverable amount to small changes in the percentage.

The VIU assessment is sensitive to certain assumptions, such as Sales, General & Administration (“SG&A”) costs, due to the relative total value but involve limited judgement and estimation, and significant changes are not considered reasonably possible, and therefore are not considered to be key assumptions. Similarly, certain assumptions which involve greater judgement and estimation, such as growth rate of 1.7% (2022: 1.7%, 2021: 1.9%), but for which even relatively significant changes have a limited impact on the assessment are not regarded as key assumptions.
The value of key assumptions used to calculate the recoverable amount are as follows, presented as a % of Gross Vehicle Revenues (“GVR”) to demonstrate:

	As at March 31,
	2023	2022	2021
Forecast period (Yr 1-5) variable profit* (%GVR)	24.9%	24.4%	24.0%
Pre-tax discount rate	15.6%	13.4%	13.6%
Terminal value variable profit (%GVR)*	23.2%	24.8%	21.4%
Terminal value capital expenditures (%GVR)	8.1%	10.0%	8.9%

*	Based on forecast variable profit per unit and volumes
Sensitivity to reasonably possible changes to key assumptions
Given the inherent uncertainty about the timing and amount of any change in key assumptions, as well as the significant portion of the recoverable amount related to the VIU terminal value, management consider a net impact on terminal period cash flows to be the best means of indicating the sensitivity of key assumptions.
JLR considers the variable profit and volumes assumptions to be interdependent as movement in one assumption will impact the other, impacting the overall variable profit. For example, the profit optimisation efforts discussed above will likely result in higher average variable profit per unit with lower volumes whereas a focus on volumes would likely see a reduction in the average variable profit per unit. Consequently, the terminal value variable profit sensitivity below incorporates sensitivity in volumes via the impact on variable profit.
The table below shows the amount by which the value assigned to the key assumptions must change for the recoverable amount of the CGU to be equal to its carrying amount:

	As at March 31,
	2023	2022	2021
	% Change	% Change	% Change
Forecast period (Yr 1-5) variable profit* (%GVR)	-6.0%	-3.1%	-12.7%
Pre-tax discount rate	31.4%	8.7%	39.2%
Terminal value variable profit (%GVR)	-5.5%	-2.1%	-10.1%
Terminal value capital expenditures (%GVR)	17.5%	5.8%	24.4%
In each of the four scenarios above, the sensitivity has been performed in isolation with all other assumptions remaining constant. The prior year comparatives have been restated to reflect the amount by which the pre-tax values (previously post-tax) of the assumptions would need to change for the recoverable amount to be equal to the CGU.

F-3
7

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
In addition to the above, the post COVID pent up demand was a tailwind and the changing consumer preference towards personal mobility as well as changes to the economic outlook have improved the outlook on the industry. A combination of these factors enabled the Company to enhance it’s market share to 8.1% for the year ended March 31, 2021.
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

As at March 31,
2021
(in millions)
Recoverable amount	146,186.0
The approach and key (unobservable) assumptions used to determine the CGU’s FVLCD were as follows:
The carrying value of the CGU was Rs.49,109.9 million as at March 31, 2021, compared with the recoverable value of Rs.146,186.0 million, determined by FVCLD and Rs.105,880.0 million as per VIU.

As at March 31,
2021
Enterprise value to Sales multiple	1.27
The impairment loss recognised was subsequently reversed in the year ended March 31, 2021 was as follows:

As at March 31,
2021
(in millions)
Property, plant and equipment (refer note 13)	(1,881.3)
Right of use assets (refer note 14)	(120.5)
Other intangible assets (refer note 16)	(1,711.7)
Total	(3,713.5)

F-3
8

Sensitivity to key assumptions
The change in the following assumptions used in the impairment review would, in isolation, lead to a change in FVCLD as at March 31, 2021 (although it should be noted that these sensitivities do not take account of potential mitigating actions):

As at March 31,
2021
(in millions)
Decrease in Enterprise value (EV) to Sales multiple by 10%	14,618.6

(b)	Other provisions
As at March 31, 2021, the Company has reassessed the onerous provision created and based on revised volume projection a reversal of provision aggregating
Rs.7,770.0
million has been accounted and also made provision for estimated supplier claims of
Rs.1,140.0
million.

During the year ended March 31, 2023, the company completed the negotiations and accordingly reversed Rs.610.3 million and transferred the balance provision to liability.

(c)	Reversal of Impairment in subsidiaries
As part of slump sale (passenger vehicle undertaking), the investments in both these subsidiaries have been transferred to Tata Motors Passenger Vehicle Limited, a wholly owned subsidiary of the Company, w.e.f. January 1, 2022. These subsidiaries have been transferred to Tata Passenger Electric Mobility Ltd., a wholly owned subsidiary of the Company. Considering the business plans for these subsidiaries, the Company reassessed the recoverable value of assets belonging to Tata Motors European Technical Centre PLC (TMETC) and accordingly provision for impairment towards the assets is reversed amounting to Rs.2,143.9 million (£23.57 million). During March 31, 2022, the Company reassessed the recoverable value of TMETC business and accordingly reversed the provision of impairment of
Rs.381.8 million (£3.8 million) and also reversed the impairment to the tune of Rs.480.8 million (€5.6 million) with respect to Trilix.

19.	Investments in equity accounted investees:

(a)	Associates:
The Company has no material associates as at March 31, 2023. The aggregate summarized financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below.

	As at March 31,
	2023		2023		2022

	(In millions)
Carrying amount of the Company’s interest in associates	US$	161.8	Rs.	13,298.1	Rs.	11,598.1

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Company’s share of profit/(loss) in associates *	US$	23.4	Rs.	1,920.3	Rs.	1,314.0	Rs.	(164.1)
Company’s share of other comprehensive income in associates		—		(3.4)		51.4		48.9
Company’s share of total comprehensive income in associates	US$	23.3	Rs.	1,916.9	Rs.	1,365.4	Rs.	(115.2)

Fair value of investment in an equity accounted associate for which published price quotation is available, which is a level 1 input, was Rs.2,189.5 million and Rs.2,830.7 million as at March 31, 2023 and 2022, respectively. The carrying amount as at March 31, 2023 and 2022, was Rs.1,513.1 million and Rs.1,407.2 million, respectively.

(b)	Joint ventures:

(i)	Details of the Company’s material joint venture as at March 31, 2023 are as follows:

		Principal place of the business	% holding as at March 31,
Name of joint venture	Principal activity		2023	2022
Chery Jaguar Land Rover Automotive Co. Limited (Chery)	Manufacture and assembly of vehicles	China	50%	50%

F-3
9

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
The following tables sets out the summarised financial information of Chery after adjusting for material differences in accounting policies:

	As at March 31,
	2023		2023		2022

			(In millions)
Current assets	US$	802.3	Rs.	65,924.5	Rs.	62,539.3
Non-current assets		1,566.7		128,735.4		143,432.4
Current liabilities		(1,454.1)		(119,480.2)		(137,225.3)
Non-current liabilities		(91.2)		(7,495.8)		(4,216.6)
Total net assets of material joint venture		823.7		67,683.9		64,529.8

The above amounts of assets and liabilities include the following:
Cash and cash equivalents		490.3		40,287.9		38,874.2
Current financial liabilities (excluding trade and other payables and provisions)		(419.5)		(34,471.9)		(44,411.1)
Other consolidation adjustments		(5.9)		(484.8)		(468.2)
Non-current financial liabilities (excluding trade and other payables and provisions)		(88.0)		(7,230.6)		(3,845.0)
Share of net assets of material joint venture		411.9		33,842.0		32,264.9
Carrying amount of the Company’s interest in joint venture	US$	406.0	Rs.	33,357.2	Rs.	31,796.7

	Year ended March 31,
	2023		2023		2022		2021

			(In millions)
Revenue	US$	1,969.3	Rs.	161,814.2	Rs.	169,884.5	Rs.	180,580.0
Net income/(loss)		34.8		2,856.1		(3,695.9)		(8,220.9)
Total comprehensive income for the year		34.8		2,856.1		(3,695.9)		(8,220.9)
The above net income includes the following:
Depreciation and amortization		206.3		16,953.9		18,423.7		19,898.1
Interest income		(11.9)		(979.9)		(508.9)		(720.8)
Interest expense (net)		16.9		1,386.5		1,730.4		2,030.8
Income tax credit/(expenses)	US$	12.7	Rs.	1,045.6	Rs.	2,035.8	Rs.	3,060.7
Reconciliation of above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	As at March 31,
	2023		2023		2022

			(In millions)
Net assets of the joint venture	US$	823.7	Rs.	67,683.9	Rs.	64,529.8
Proportion of the Company’s interest in joint venture		411.9		33,842.0		32,264.9
Other consolidation adjustments		(5.9)		(484.8)		(468.2)

Carrying amount of the Company’s interest in joint venture	US$	406.0	Rs.	33,357.2	Rs.	31,796.7

F-
40

(ii)	The aggregate summarized financial information in respect of the Company’s immaterial joint ventures that are accounted for using the equity method is set forth below.

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Carrying amount of the Company’s interest in immaterial joint ventures	US$	1.2	Rs.	101.3	Rs.	99.1	Rs.	100.4

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Company’s share of profit/(loss) in immaterial joint ventures*	US$	—	Rs.	—	Rs.	—	Rs.	—
Company’s share of other comprehensive income in immaterial joint ventures		—		2.2		(1.3)		1.5
Company’s share of total comprehensive income in immaterial joint ventures	US$	—	Rs.	2.2	Rs.	(1.3)	Rs.	1.5

(c)	Summary of carrying amount of the Company’s interest in equity accounted investees:

	As at March 31,
	2023		2023		2022
			(In millions)
Carrying amount in immaterial associates	US$	161.8	Rs.	13,298.1	Rs.	11,598.1
Carrying amount in material joint venture		406.0		33,357.2		31,796.7
Carrying amount in immaterial joint venture		1.2		101.3		99.1

	US$	569.0	Rs.	46,756.6	Rs.	43,493.9

(d)	Summary of Company’s share of profit/(loss) in equity accounted investees:

	Year ended March 31,
	2023		2023		2022		2021

			(In millions)
Share of profit/(loss) in immaterial associates	US$	23.4	Rs.	1,920.3	Rs.	1,314.0	Rs.	(164.1)
Share of profit/(loss) in material joint venture		17.3		1,428.1		(1,848.0)		(4,110.5)
Share of profit/(loss) on other adjustments in material joint venture		0.2		15.4		(206.6)		485.0

	US$	40.9	Rs.	3,363.8	Rs.	(740.6)	Rs.	(3,789.6)

(e)	Summary of Company’s share of other comprehensive income in equity accounted investees:

	Year ended March 31,
	2023		2023		2022		2021

			(In millions)
Share of other comprehensive income in immaterial associates	US$	0.8	Rs.	62.9	Rs.	47.7	Rs.	30.2
Currency translation - immaterial associates		(0.8)		(66.3)		3.7		18.7
Currency translation - material joint venture		1.4		117.0		2,176.5		1,479.9
Currency translation - immaterial joint ventures		—		2.2		(1.3)		1.5

	US$	1.4	Rs.	115.8	Rs.	2,226.6	Rs.	1,530.3

*
Company’s share of profit/(loss) of the equity accounted investees has been determined after giving effect for the subsequent amortization/depreciation and other adjustments arising on account of fair value adjustments made to the identifiable net assets of the equity accounted investee as at the date of acquisition and other adjustment arising under the equity method of accounting.

F-
41

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
Current and Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. The extent to which deferred tax assets can be recognised is based on an assessment of the probability that future taxable income will be available against which the deductible temporary differences and tax loss carry-forwards can be utilised.
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

20B.	Income taxes
The domestic and foreign components of net income before income tax:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Net income/(loss) before income taxes
India	US$	205.6	Rs.	16,890.6	Rs.	(26,380.2)	Rs.	(28,703.4)
Other than India		222.8		18,310.6		(43,787.1)		(88,023.9)

Total	US$	428.4	Rs.	35,201.2	Rs.	(70,167.3)	Rs.	(116,727.3)

F-
42

The domestic and foreign components of income tax expense:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Current taxes
India	US$	54.4	Rs.	4,469.2		3,397.3	Rs.	1,363.6
Other than India		342.1		28,114.3		23,302.5		15,738.2
Deferred taxes
India		(182.0)		(14,962.8)		(124.3)		146.5
Other than India		(128.8)		(10,580.1)		15,629.4		8,162.4

Total income tax expense	US$	85.7	Rs.	7,040.6	Rs.	42,204.9	Rs.	25,410.7

The reconciliation of income tax expense calculated as per tax rates applicable to individual entities with income tax expense/(credit) reported in the income statement is as follows:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Income/(loss) before income taxes	US$	428.4	Rs.	35,201.2	Rs.	(70,167.3)	Rs.	(116,727.3)
Income tax expense at tax rates applicable to individual entities		125.8		10,340.1		(9,514.7)		(22,615.8)
Additional deduction for patent, research and product development cost		—		—		(13.4)		16.6
Items (net) not deductible for tax /not liable to tax:
- foreign Currency (gain)/loss relating to loans and deposits (net), foreign
Currency (gain)/loss arising on account of Integral foreign operations		(6.1)		(498.0)		(38.3)		49.5
- interest and other expenses relating to borrowings for investment		8.8		722.0		638.6		315.7
- Write-down of assets not qualifying for tax relief		—		—		—		4,295.6
- Others		(10.7)		(883.3)		1,607.6		634.7
Undistributed earnings of subsidiaries, joint operations and equity accounted investees		73.3		6,022.9		4,072.5		3,109.3
Deferred tax assets not recognized because realization is not probable		84.2		6,921.7		35,281.9		39,658.8
Utilization/credit of unrecognized tax losses, unabsorbed depreciation and other tax benefits		(66.6)		(5,474.5)		(7,253.4)		(3,471.6)
Deferred tax assets recognized on unabsorbed depreciation and others (refer note 3 below)		(240.6)		(19,770.1)		—		—
Deferred tax assets recognized on Long term capital loss		(18.3)		(1,504.8)		—		—
Previously recognised deferred tax assets written down		—		—		(63.4)		(1.0)
Profit on sale of investments in subsidiaries and Others		—		—		—		15.2
Tax on share of (profit)/loss of equity accounted investees (net)		9.2		758.3		(70.1)		744.9
Impact of change in rates on moving to new tax regime (refer note 2 below)		63.6		5,223.6
Impact of change in statutory tax rates (refer note below)		2.4		193.2		20.4		929.6
Others		60.7		4,989.5		4,708.0		1,729.2
Profit on sale of passenger vehicle undertaking (Common control transaction)		—		—		12,829.2		—

Income tax expense/(credit) reported in consolidated income statement	US$	85.7	Rs.	7,040.6	Rs.	42,204.9	Rs.	25,410.7

Note:
1
The UK Finance Act 2016 was enacted during the year ended March 31, 2017, which included provisions for a reduction in the UK corporation tax rate to 17% with effect from April 1, 2020. Subsequently a change to the main UK corporation tax rate, announced in 2020, was substantively enacted as at March 31, 2020. The rate applicable from April 1, 2020 now remains at 19% rather than previously enacted reduction to 17%. A further change to the main UK corporation tax rate from 19 to 25 percent with effect from April 1, 2023 was announced in the Budget on March 3 2021, and was substantively enacted on May 24, 2021.

F-
43

Accordingly, JLR UK deferred tax has been provided at a rate of 25% on assets (2022: 25%, 2021: 19%) and 25% on liabilities (2022: 25%, 2021: 19%), recognising the applicable tax rate at the point when the timing difference is expected to reverse.

2
The Parent Company has opted for the New Tax Regime inserted by section 115BAA of the Income Tax Act, 1961 (“Act”) and enacted by the Taxation Laws (Amendment) Ordinance, 2019 (“the Ordinance”) which is applicable from Financial year beginning April 1, 2019. It has accordingly applied the tax rate as applicable under the provision of section 115BAA of the Act, in the financial statement for the year ended March 31, 2023.

3
During the year ended March 31, 2023, the Parent Company recognised Deferred Tax Assets on previously unrecognised unused unabsorbed depreciation and long term capital losses incurred in the current year based on the probability of sufficient taxable profit in future periods, mostly those arising from planned divestments which will yield capital gains against which such unabsorbed depreciation and capital loss will be set off. Accordingly, Rs.16,154.2 million deferred tax has been recognised as at March 31, 2023.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2023 are as follows:

	Opening balance		Impact of change in tax rates recognised in statement of profit and loss (Refer Note 2 0 (B) (2)		Recognized in profit or loss		Recognized in/ reclassified from other comprehensive income				MAT utilization		Closing balance
									Other than
							Translation		translation
	(In millions)
Deferred tax assets:
Unabsorbed depreciation	Rs.	18,589.8	Rs.	(7,705.1)	Rs.	10,415.1	Rs.	(1.2)	Rs.	—	Rs.	—	Rs.	21,298.6
Business loss carry forwards		(3,306.3)		—		25,877.6		2,169.3		—		—		24,740.6
Other tax losses -Long term capital loss		—		—		1,504.8		—		—		—		1,504.8
Expenses deductible in future years:														—
Provisions, allowances for doubtful receivables and others		31,457.2		(1,130.5)		(1,699.9)		251.2		0.1		—		28,878.1
Compensated absences and retirement benefits		(8,288.0)		(423.4)		(4,293.9)		(789.8)		397.7		—		(13,397.4)
Minimum alternate tax carry-forward		508.6		—		1,884.5		—		—		(1,248.0)		1,145.1
Property, plant and equipment		108,268.9		—		(30,273.1)		(832.4)		—		—		77,163.4
Derivative financial instruments		13,482.2		(297.9)		3,804.0		427.3		(11,660.4)		—		5,755.2
Unrealized profit on inventory		7,645.1		—		4,052.5		601.2		—		—		12,298.8
Others		2,032.5		(278.0)		19,818.3		1,952.4		52.4		—		23,577.6

Total deferred tax assets	Rs.	170,390.0	Rs.	(9,834.9)	Rs.	31,089.9	Rs.	3,778.0	Rs.	(11,210.2)	Rs.	(1,248.0)	Rs.	182,964.8

Deferred tax liabilities:
Property, plant and equipment		11,014.2		(2,851.3)		2,517.2		0.8		—		—		10,680.9
Intangible assets		113,435.6		(1,720.7)		(5,143.5)		1,956.6		—		—		108,528.0
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		18,041.7		2,210.5		1,304.1 *		380.0		—		—		21,936.3
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		—		—		—		—		169.5
Others		4,604.7		(484.8)		(119.4)		7.3		(134.9)				3,872.9

Total deferred tax liabilities	Rs.	147,265.7	Rs.	(2,846.2)	Rs.	(1,441.6)	Rs.	2,344.7	Rs.	(134.9)	Rs.	—	Rs.	145,187.6

Net assets/(liabilities)	Rs.	23,124.3	Rs.	(6,988.7)	Rs.	32,531.5	Rs.	1,433.3	Rs.	(11,075.3)	Rs.	(1,248.0)	Rs.	37,777.2

	US$	281.4	US$	(85.1)	US$	395.9	US$	17.4	US$	(134.8)	US$	(15.2)	US$	459.7

Deferred tax assets													Rs.	51,846.7
Deferred tax liabilities													Rs.	(14,069.5)
Deferred tax assets													US$	630.8
Deferred tax liabilities													US$	(171.2)

*	Net of Rs.2,508.3 million reversed on dividend distribution by subsidiaries.

F-
44

As at March 31, 2023, unrecognized deferred tax assets amount to Rs
.150,945.1 million and Rs.27,964.2 million,
which can be carried forward indefinitely and up to a specified period, respectively. These relate primarily to depreciation carry forwards, other deductible temporary differences and business losses. The deferred tax asset has not been recognized on the basis that its recovery is not probable in the foreseeable future.
Unrecognized deferred tax assets expire unutilized based on the year of origination as follows:

March 31,	In millions
2024	US$	6.4	Rs.	526.9
2025		63.8		5,245.7
2026		5.5		450.4
2027		39.2		3,222.1
2028		102.5		8,424.3
Thereafter	US$	122.9	Rs.	10,094.8
The Company has not recognized deferred tax liability on undistributed profits of certain subsidiaries amounting to Rs.281,772.0 million and Rs.287,357.3 million as at March 31, 2023 and 2022, respectively, because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and it is probable that such differences will not reverse in the foreseeable future.
Significant components of deferred tax assets and liabilities for the year ended March 31, 2022 are as follows:

	Opening balance		Recognized in profit or loss		Recognized in/ reclassified from other comprehensive income				Movement due to common control business combination**		Closing balance
					Translation		Other than translation
	(In millions)
Deferred tax assets:
Unabsorbed depreciation	Rs.	20,906.9	Rs.	(1,543.1)	Rs.	—	Rs.	—	Rs.	(774.0)		18,589.8
Business loss carry forwards		18,642.3		(4,817.7)		160.4		—		(17,291.3)		(3,306.3)
Expenses deductible in future years:												—
Provisions, allowances for doubtful receivables and others		34,812.9		(3,565.3)		932.1		0.8		(723.3)		31,457.2
Compensated absences and retirement benefits		9,645.5		(9,207.0)		3,315.5		(12,042.0)		—		(8,288.0)
Minimum alternate tax carry-forward		0.5		508.1		—		—		—		508.6
Property, plant and equipment		77,331.0		33,285.7		(2,347.8)		—		—		108,268.9
Derivative financial instruments		(1,162.3)		(3,077.7)		(5,902.0)		23,624.2		—		13,482.2
Unrealized profit on inventory		10,748.9		(3,082.0)		(21.8)		—		—		7,645.1
Others		7,268.4		(5,396.3)		119.7		53.2		(12.5)		2,032.5

Total deferred tax assets	Rs.	178,194.1	Rs.	3,104.7	Rs.	(3,743.9)	Rs.	11,636.2	Rs.	(18,801.1)		170,390.0

Deferred tax liabilities:
Property, plant and equipment	Rs.	15,607.5	Rs.	580.7		1.2		—		(5,175.2)		11,014.2
Intangible assets		112,705.2		16,317.2		(1,960.9)		—		(13,625.9)		113,435.6
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		17,643.0		520.0 *		(121.3)		—		—		18,041.7
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		—		—		—		169.5
Others		2,424.3		1,191.9		(2.7)		991.2				4,604.7

Total deferred tax liabilities	Rs.	148,549.5	Rs.	18,609.8	Rs.	(2,083.7)		991.2	Rs.	(18,801.1)		147,265.7

Net assets/(liabilities)	Rs.	29,644.6	Rs.	(15,505.1)	Rs.	(1,660.2)	Rs.	10,645.0	Rs.	—		23,124.3

Deferred tax assets											Rs.	38,708.7
Deferred tax liabilities											Rs.	(15,584.4)

*	Net of Rs.3,552.5 million reversed on dividend distribution by subsidiaries.
**	Tata Motors Limited has transferred its Passenger Vehicle Business into a subsidiary. This has resulted in movement of balances at Parent Company.

F-
45

Significant components of deferred tax assets and liabilities for the year ended March 31, 2021 are as follows:

	Opening balance		Recognized in profit or loss		Recognized in/ reclassified from other comprehensive income				Closing balance
					Translation		Other than translation
	(In millions)
Deferred tax assets:
Unabsorbed depreciation	Rs.	21,867.5	Rs.	(944.5)	Rs.	(16.0)	Rs.	(0.1)	Rs.	20,906.9
Business loss carry forwards		30,926.7		(12,606.6)		322.2		—		18,642.3
Expenses deductible in future years:										—
Provisions, allowances for doubtful receivables and others		44,213.1		(9,714.9)		314.5		0.2		34,812.9
Compensated absences and retirement benefits		(4,177.3)		(143.5)		(1,105.2)		15,071.5		9,645.5
Minimum alternate tax carry-forward		671.5		(671.0)		—		—		0.5
Property, plant and equipment		59,417.5		12,223.9		5,689.6		—		77,331.0
Derivative financial instruments		7,756.6		1,779.4		1,057.0		(11,755.3)		(1,162.3)
Unrealized profit on inventory		12,167.2		(2,171.8)		753.5		—		10,748.9
Others		15,337.1		(8,369.6)		316.8		(15.9)		7,268.4

Total deferred tax assets	Rs.	188,179.9	Rs.	(20,618.6)	Rs.	7,332.4	Rs.	3,300.4	Rs.	178,194.1

Deferred tax liabilities:
Property, plant and equipment		12,967.2		2,640.9		(0.6)		—		15,607.5
Intangible assets		121,935.8		(15,651.6)		6,421.0		—		112,705.2
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		15,881.7		952.7 *		808.6		—		17,643.0
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		—		—		169.5
Others		2,065.8		(251.7)		(6.9)		617.1		2,424.3

Total deferred tax liabilities	Rs.	153,020.0	Rs.	(12,309.7)	Rs.	7,222.1	Rs.	617.1	Rs.	148,549.5

Net assets/(liabilities)	Rs.	35,159.9	Rs.	(8,308.9)	Rs.	110.3	Rs.	2,683.3	Rs.	29,644.6

Deferred tax assets									Rs.	45,203.5
Deferred tax liabilities									Rs.	(15,558.9)

*	Net of Rs.2,156.6 million reversed on dividend distribution by subsidiaries.

F-
46

21.	Short-term borrowings and current portion of long-term debt
Short-term borrowings and current portion of long-term debt consist of the following:

	As at March 31,
	2023		2023		2022
			(In millions)
Commercial paper	US$	589.8	Rs.	48,466.2	Rs.	58,571.8
Loans from banks/financial institutions		1,116.1		91,722.1		112,802.0
Inter-corporate deposits		5.8		480.0		2,410.0
Current portion of long-term debt (refer note 22)		2,786.6		228,978.3		245,394.9

Total	US$	4,498.3	Rs.	369,646.6	Rs.	419,178.7

22.	Long-term debt
Long-term debt consists of the following:

	As at March 31,
	2023		2023		2022

	(In millions)
Non-convertible debentures	US$	1,377.3	Rs.	113,174.3	Rs.	131,126.3
Perpetual debentures		212.3		17,440.9		17,182.0
Collateralized debt obligations		9.1		748.7		11,825.4
Buyers credit from banks at floating interest rate		310.3		25,500.0		40,583.7
Loan from banks/financial institutions		5,149.4		423,126.5		439,985.5
Senior notes		6,443.6		529,471.2		576,219.0
Others		77.5		6,366.7		5,956.5

Total		13,579.5		1,115,828.3		1,222,878.4
Less: current portion (refer note 21)		2,786.6		228,978.3		245,394.9

Long-term debt	US$	10,792.9	Rs.	886,850.0	Rs.	977,483.5

As at March 31, 2023, Short-term and long-term debt includes secured borrowings of Rs.22,933.9 million (Rs
.
48,012.5 million as at March 31, 2022) and Rs.111,533.6 million (Rs.151,366.9 million as at March 31, 2022) respectively.
Following assets are pledged as collateral/security against the borrowings:

	As at March 31,
	2023		2023		2022

	(In millions)
Other current assets (i.e. Inventory and Trade receivables)	US$	23.0	Rs.	1,892.2	Rs.	8,078.8
Finance receivables		2,770.7		227,666.9		254,877.3
Property, plant and equipment		276.4		22,712.9		58,287.8

Total	US$	3,070.1	Rs.	252,272.0	Rs.	321,243.9

F-4
7

Collateralized debt obligations
Collateralised debt obligation represent amount received against finance receivables securitised/assigned, which does not qualify for derecognition. The repayments are due from financial year ending March 31, 2025 to March 31, 2026.
Non-convertible
debentures
The interest rate on
non-convertible
debentures range from 6.56% to 11.33% p.a. and maturity ranging from May 2022 to May 2029.
Perpetual debentures
Perpetual debenture amounting to Rs.17,440.9 million included within long-term borrowing in note 22 bear interest rate ranging from 7.30% to 8.75% having simultaneous call/put option after 4/5th year from the date of issuance.
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
Long term loans from banks / financial institutions maturity is ranging from April 2023 to October 2027. Floating Interest rates are based on marginal cost of funds lending rate (MCLR) and LIBOR. A reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (‘IBORs’) with alternative risk-free rates (‘RFR’) i.e. SONIA. There is no impact of interest rate benchmark reform as at March 31, 2023. This transition will take place in Fiscal 2024.
Commercial Paper
Commercial paper are unsecured short term papers issued at discount bearing no coupon interest. The yield on commercial paper issued by the Company ranges from 6.70% to 8.65%.
Senior notes (Euro MTF listed debt) JLR Entry
The senior notes of Jaguar Land Rover Automotive Plc (JLR) are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange. Details of the tranches of the senior notes outstanding at March 31, 2023 are as follows:

Issued on	Currency	Initial Principal amounts (in millions)	Outstanding Principal amounts (in millions)	Outstanding (In millions) As at March 31,
				2023			2022		Interest rate	Redeemable on
January 2013	USD	500	500	Rs.	—		Rs.	37,769.2	5.625%	February 2023
February 2015	GBP	400	400		—			39,715.3	3.875%	March 2023
January 2017	EUR	650	650		58,069.0	*		54,727.3	2.200%	January 2024
October 2017	USD	500	500		40,863.9			37,617.3	4.500%	March 2027
October 2018	EUR	500	500		31,090.9			35,370.2	4.500%	January 2026
November 2019	EUR	500	500		44,568.9			41,981.2	5.875%	November 2024
November 2019	EUR	500	500		45,007.7			42,561.9	6.875%	November 2026
October 2020	USD	700	700		57,153.3			52,552.8	7.750%	October 2025
December 2020	USD	650	650		52,982.4			48,745.8	5.875%	January 2028

July 2021	EUR	500	500		40,807.5			37,567.2	5.500%	July 2029
July 2021	EUR	500	500		44,439.8			41,894.3	4.500%	July 2028
Total				Rs.	414,983.4		Rs.	470,502.5

*	Classified as other current liabilities being maturity before March 31, 2024.

F-4
8

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
market, which is a listed market regulated by the Singapore Stock Exchange. Details of the tranches of the senior notes outstanding at March 31, 2023 are as follows:

Issued on	Currency	Initial Principal amounts (in millions)	Outstanding Principal amounts (in millions)	Outstanding (In millions)				Interest rate	Redeemable on
				As at March 31,
				2023		2022
October 2014	USD	250	250	Rs.	20,494.7	Rs.	18,768.6	5.750%	October 2024
June 2021	USD	425	425		34,862.8		31,994.6	4.350%	June 2026
November 2019	USD	300	300		24,592.4		22,739.3	5.875%	May 2025
July 2020	GBP	98	98		9,878.3		9,601.9	4.000%	July 2023
October 2020	USD	300	300		24,659.6		22,612.5	5.500%	June 2024

Total				Rs.	114,487.8	Rs.	105,716.9

Reconciliation of movements of liabilities to cash flows arising from financing activities:

	Short-term borrowings		Long-term borrowings		Total
Balance at April 1, 2021	Rs.	427,917.4	Rs.	931,019.7	Rs.	1,358,937.1
Proceeds from issuance of debt		168,967.8		315,212.0		484,179.8
Repayment of debt		(214,360.4)		(233,558.0)		(447,918.4)
Reclassification of debt		34,104.4		(34,104.4)		—
Foreign exchange		(822.4)		(5,077.1)		(5,899.5)
Amortisation / EIR adjustment of prepaid borrowing costs (net)		3,371.9		3,991.3		7,363.2

Balance at March 31, 2022	Rs.	419,178.7	Rs.	977,483.5	Rs.	1,396,662.2

Proceeds from issuance of debt		281,254.5		165,619.3		446,873.8
Repayment of debt		(317,515.5)		(315,594.6)		(633,110.1)
Reclassification of debt		(16,416.9)		16,416.9		—
Foreign exchange		1,613.6		41,052.3		42,665.9
Amortisation / EIR adjustment of prepaid borrowing costs (net)		1,532.2		1,872.6		3,404.8

Balance at March 31, 2023	Rs.	369,646.6	Rs.	886,850.0	Rs.	1,256,496.6

	US$	4,498.6	US$	10,792.9	US$	15,291.4

23.	Other financial liabilities – current
Other current financial liabilities consist of the following:

	As at March 31,
	2023		2023		2022
			(In millions)
Liability towards vehicles sold under repurchase arrangements	US$	367.8	Rs.	30,220.1	Rs.	26,581.4
Interest accrued but not due		204.0		16,764.9		17,468.0
Lease liabilities (Refer note 14)		107.7		8,844.8		8,095.4
Derivative financial instruments		533.3		43,822.3		44,434.2
Others		95.9		7,876.5		5,970.4

Total	US$	1,308.6	Rs.	107,528.6	Rs.	102,549.4

F-
49

24.	Other financial liabilities – non-current
Other financial liabilities
non-current
consist of the following:

	As at March 31,
	2023		2023		2022
			(In millions)
Lease liabilities (Refer note 14)	US$	921.1	Rs.	75,684.9	Rs.	59,624.4
Derivative financial instruments		655.2		53,841.0		34,155.4
Liability towards employee separation scheme		10.8		890.1		1,095.0
Compulsorily convertible preference shares - liability portion		304.2		25,000.0		12,500.0
Others		42.6		3,500.0		5,593.8

Total	US$	1,934.0	Rs.	158,916.0	Rs.	112,968.6

25.	Provisions

25A.	Accounting policy
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

F-
50

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

F-
5
1

25B.	Provisions consist of the following:

	As at March 31,
	2023		2023		2022

			(In millions)
Current
Product warranty	US$	946.2	Rs.	77,752.5	Rs.	67,808.8
Legal and product liability		461.6		37,922.7		25,046.5
Provision for residual risk		11.1		912.5		1,217.5
Provision for environmental liability		7.2		593.8		289.2
Provision for onerous contracts		—		—		1,179.0
Restructuring Provision		4.3		356.2		11,036.2
Employee related and other provisions		6.9		568.9		1,087.4	*

Total-Current	US$	1,437.3	Rs.	118,106.6	Rs.	107,664.6

Non-current
Product warranty	US$	1,304.2	R s.	107,166.0	Rs.	109,527.6
Legal and product liability		92.7		7,616.7		3,968.0
Provision for residual risk		9.9		813.0		1,930.5
Provision for environmental liability		32.3		2,658.7		2,258.6
Employee benefits obligations		155.1		12,743.6		11,187.3
Other provisions		11.8		968.5		686.9

Total-Non-current	US$	1,606.0	Rs.	131,966.5	Rs.	129,558.9

*	Includes provision towards employee claims in foreign subsidiaries.

	Year ended March 31,
	2023		2023		2023		2023		2023		2023

	Product Warranty				Legal and product liability				Restructuring provision

	(In millions)
Balance at the beginning	US$	2,158.1	Rs.	177,336.5	US$	353.1	Rs.	29,014.5	US$	134.3	Rs.	11,036.2
Provision made during the year		1,100.4		90,421.9		792.4		65,109.8		2.6		216.3
Provision used during the year		(1,068.0)		(87,761.3)		(627.2)		(51,533.5)		(129.3)		(10,627.3)
Impact of unwind of discounting		13.1		1,077.6		—		—		—		—
Currency translation		46.8		3,843.8		36.0		2,948.6		(3.3)		(269.0)

Balance at the end	US$	2,250.4	Rs.	184,918.5	US$	554.3	Rs.	45,539.4	US$	4.3	Rs.	356.2

Current	US$	946.2	Rs.	77,752.5	US$	461.6	Rs.	37,922.7	US$	4.3	Rs.	356.2
Non-current	US$	1,304.2	Rs.	107,166.0	US$	92.7	Rs.	7,616.7	US$	—	Rs.	—

	Year ended March 31,
	2023		2023		2023		2023		2023		2023

	Onerous Contract				Provision for residual risk				Provision for environmental liability

	(In millions)
Balance at the beginning	US$	14.3	Rs.	1,179.0	US$	38.2	Rs.	3,148.0	US$	31.0	Rs.	2,547.8
Provision made/(reversed) during the year		(5.2)		(426.5)		(18.3)		(1,503.1)		9.2		760.0
Provision used during the year		(1.7)		(141.5)		0.2		8.3		(1.8)		(143.8)
Currency translation		—		—		0.9		72.3		1.1		88.5
Transfer to Liabilities		(7.4)		(611.0)		—		—		—		—

Balance at the end	US$	—	Rs.	—	US$	21.0	Rs.	1,725.5	US$	39.5	Rs.	3,252.5

Current	US$	—	Rs.	—	US$	11.1	Rs.	912.5	US$	7.2	Rs.	593.8
Non-current	US$	—	Rs.	—	US$	9.9	Rs.	813.0	US$	32.3	Rs.	2,658.7

F-
5
2

26.	Other current liabilities
Other current liabilities consist of the following:

	As at March 31,
	2023		2023		2022

	(In millions)
Contract liabilities (refer note 27 below)	US$	764.7	Rs.	62,838.5	Rs.	65,586.5
Statutory dues		463.0		38,041.7		41,437.5
Others		17.5		1,434.7		1,218.0

Total	US$	1,245.2	Rs.	102,314.9	Rs.	108,242.0

Statutory dues include goods and services tax, sales tax, excise duty and other taxes payable.

27.	Other liabilities - non-current
Other liabilities
non-current
consist of the following:

	As at March 31,
	2023		2023		2022

			(In millions)
Employee benefit obligations	US$	34.1	Rs.	2,798.6	Rs.	3,237.4
Contract liabilities (refer note below)		723.1		59,421.8		45,359.0
Others		18.6		1,525.6		1,389.6

Total	US$	775.8	Rs.	63,746.0	Rs.	49,986.0

Note:

(a)	Statement showing movement of contract liabilities is as follows:

	Year ended March 31, 2021
	2023		2023		2022

			(In millions)
Opening contract liabilities	US$	1,350.2	Rs.	110,945.5	Rs.	105,836.3
Amount recognized in revenue during the year		(698.4)		(57,391.1)		(46,061.9)
Amount received in advance during the year		815.5		67,019.3		53,721.2
Amount refunded to customers during the year		(2.3)		(188.4)		(1,522.0)
Currency translation		22.8		1,875.0		(1,028.1)

Balance at the end	US$	1,487.8	Rs.	122,260.3	Rs.	110,945.5

Performance obligations in respect of amount received for future maintenance service and extended warranty will be fulfilled over a period of 6 years upto March 31, 2029.

(b)	Contract liabilities comprise of the following :

	As at March 31,
	2023		2023		2022

			(In millions)
Advances received from customers - current	US$	353.1	Rs.	29,015.9	Rs.	34,972.3
Deferred revenue - current		411.6		33,822.6		30,614.2
Deferred revenue -Non-current		723.1		59,421.8		45,359.0

Total contract liabilities	US$	1,487.8	Rs.	122,260.3	Rs.	110,945.5

F-
53

28.	Equity
Ordinary shares and ‘A’ Ordinary shares
The movement of number of shares and share capital is as follows:

	Year ended March 31,						Year ended March 31,
	2023						2022						2021
	Ordinary shares			‘A’ Ordinary shares			Ordinary shares			‘A’ Ordinary shares			Ordinary shares			‘A’ Ordinary shares
	No. of shares	(In millions)		No. of shares	(In millions)		No. of shares	(In millions)		No. of shares	(In millions)		No. of shares	(In millions)		No. of shares	(In millions)
Shares at the beginning	3,320,662,007	Rs.	6,641.8	508,502,896	Rs.	1,017.0	3,320,307,765	Rs.	6,641.1	508,502,896	Rs.	1,017.0	3,088,973,894	Rs.	6,178.4	508,502,896	Rs.	1,017.0
Shares issued on exercise of stock options by employees	682,318		1.4	—		—	354,242		0.7	—		—	—		—	—		—
Shares issued under Preferential allotment (refer note below)	—		—	—		—	—		—	—		—	231,333,871		462.7	—		—
Allotment of shares held in abeyance #	—		—	—		—	—		—	—		—	—		—	—		—

Shares at the end	3,321,344,325	Rs.	6,643.2	508,502,896	Rs.	1,017.0	3,320,662,007	Rs.	6,641.8	508,502,896	Rs.	1,017.0	3,320,307,765	Rs.	6,641.1	508,502,896	Rs.	1,017.0

		US$	80.8		US$	12.4

#	Out of shares held in abeyance - Rights issue of 2001, 2008 and 2015.
Note:
During the year ended March 31, 2021, on exercise of options by Tata Sons Pvt Ltd and on receipt of the balance subscription money of Rs.
26,025.1
million, the

Company has fully converted 23,13,33,871 convertible warrants into Ordinary Shares. As at March 31, 2022 the Company has fully utilised amount towards repayment of debt, and other general corporate purposes of the Company.
The entitlements to 492,559 Ordinary shares of Rs.2 each (shares as at March 31, 2022 and March 31, 2021: 492,559 Ordinary shares of Rs.2 each) and 233,214 ‘A’ Ordinary shares of Rs.2 each (shares as at March 31, 2022 and March 31, 2021: 233,214 ‘A’ Ordinary shares of Rs.2 each) are subject matter of various suits filed in the courts / forums by third parties for which final order is awaited and hence kept in abeyance.

F-
54

Authorized share capital
Authorized share capital includes 4,000,000,000 Ordinary shares of Rs.2 each as at March 31, 2023 (4,000,000,000 Ordinary shares and 4,000,000,000 Ordinary shares of Rs.2 each as at March 31,2022 and 2021 ), 1,000,000,000 ‘A’ Ordinary shares of Rs.2 each as at March 31, 2023 (1,000,000,000 ‘A’ Ordinary shares of Rs.2 each as at March 31,2022 and 2021) and 300,000,000 convertible cumulative preference shares of Rs.100 each as at March 31, 2023 (300,000,000 convertible cumulative preference shares of Rs.100 each as at March 31, 2022 and 2021).
Issued and subscribed share capital
Shares issued includes partly paid up shares of 570 Ordinary shares of Rs.2 each as at March 31, 2023, 2022 and 2021, respectively.
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
American Depositary Shares (ADSs) and Global Depositary Shares (GDSs):
The Company notified the New York Stock Exchange (the “NYSE”) on November 9, 2022 of its intent to: (i) voluntarily delist its American Depositary Shares (the “ADSs”), each representing five (5) Ordinary Shares of the Company, par value of Rs.2 per share (the “Ordinary Shares”), from the NYSE; (ii) deregister such ADSs, its Ordinary Shares underlying such ADSs, and its ‘A’ Ordinary Shares, par value of Rs.2 per share, issued in connection with the 2015 rights offering by the Company (“‘A’ Ordinary Shares”, and together with the ADSs and the Ordinary Shares underlying such ADSs, the “Securities”) from the U.S. Securities and Exchange Commission (the “SEC”); and (iii) terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Accordingly, the Company filled a Form 25 with the SEC on January 13, 2023 to delist its ADSs from the NYSE and the last trading day of the ADSs on the NYSE was January 23, 2023. Once the Company satisfies the conditions for deregistration, the Company will file a Form 15F with the SEC to deregister the Securities and to terminate its reporting obligations under the Exchange Act. Thereafter, all the Company’s reporting obligations under the Exchange Act will be suspended. The deregistration and termination of its reporting obligations under the Exchange Act is effective ninety (90) days after filing of the Company’s Form 15F.

F-
55

29.	Other components of equity

(a)	The movement of Currency translation reserve is as follows:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Balance at the beginning	US$	1,077.8	Rs.	88,560.6	Rs.	89,692.0	Rs.	51,422.5
Exchange differences arising on translating the net assets of foreign operations (net)		143.4		11,784.2		(4,756.7)		40,454.9
Change in effective portion of hedges of net investment in foreign operations		(45.9)		(3,769.1)		1,446.4		(3,685.5)
Net change in translation reserve - equity accounted investees (net)		0.7		52.9		2,178.9		1,500.1

Balance at the end	US$	1,176.0	Rs.	96,628.6	Rs.	88,560.6	Rs.	89,692.0

(b)	The movement of gain/(loss) on Equity instruments held as fair value through other comprehensive income(FVTOCI) is as follows:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Balance at the beginning	US$	94.8	Rs.	7,796.9	Rs.	4,373.5	Rs.	391.0
Other Comprehensive income for the year		(16.0)		(1,317.9)		3,953.0		4,206.6
Income tax relating to gain/(loss) recognized on equity investments, where applicable		4.8		394.2		(529.6)		(180.5)
Profit on sale of equity investments reclassified to retained earnings		—		—		—		(43.6)

	US$	83.6	Rs.	6,873.2	Rs.	7,796.9	Rs.	4,373.5

(c)	The movement of Hedging reserve is as follows:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Balance at the beginning	US$	(727.7)	Rs.	(59,799.0)	Rs.	(1,222.1)	Rs.	(41,937.1)
Gain/(loss) recognized on cash flow hedges		(739.3)		(60,747.4)		(84,257.9)		38,456.8
Income tax relating to gain/loss recognized on cash flow hedges		(10.4)		(848.6)		19,568.5		(7,356.4)
(Gain)/loss reclassified to profit or loss		728.3		59,842.1		(6,213.7)		11,455.9
Income tax relating to gain/loss reclassified to profit or loss		(152.7)		(12,547.3)		1,264.3		(2,210.1)
Amount reclassed from Hedge reserve to Inventory on maturity of inventory hedges		48.0		3,944.6		13,656.7		456.1
Income tax on amount reclassed from Hedge reserve to Inventory on maturity of inventory hedges		(9.1)		(749.6)		(2,594.8)		(87.3)

Balance at the end	US$	(862.9)	Rs.	(70,905.2)	Rs.	(59,799.0)	Rs.	(1,222.1)

Of the above balance related to:
Continued hedges		(851.2)		(69,945.1)		(58,838.9)		(516.8)
Discontinued hedges		(11.7)		(960.1)		(960.1)		(705.4)

F-
56

(d)	The movement of Cost of Hedging reserve is as follows:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Balance at the beginning	US$	10.5	Rs.	864.3	Rs.	(6.1)	Rs.	(4,428.7)
Gain/(loss) recognized on cash flow hedges		(150.5)		(12,364.5)		1,603.0		5,791.9
Income tax relating to gain/loss recognized on cash flow hedges		17.0		1,399.3		(243.3)		(1,169.8)
(Gain)/loss reclassified to profit or loss		(2.5)		(206.2)		(1,879.4)		(1,254.6)
Income tax relating to gain/loss reclassified to profit or loss		(2.1)		(174.2)		343.6		181.7
Amounts removed from hedge reserve and recognized in inventory		5.9		484.5		1,292.0		1,077.2
Income tax related to amounts removed from hedge reserve and recognized in inventory		(1.1)		(91.4)		(245.5)		(203.8)

Balance at the end	US$	(122.8)	Rs.	(10,088.2)	Rs.	864.3	Rs.	(6.1)

Of the above balance related to
Continued hedges		(122.8)		(10,088.2)		864.3		(6.1)
Discontinued hedges		—		—		—		—

(e)	The movement of gain/(loss) on debt instruments held at fair value through other comprehensive income(FVTOCI) is as follows:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Balance at the beginning	US$	48.6	Rs.	3,997.4	Rs.	2,567.8	Rs.	886.3
Other Comprehensive income for the year		11.9		975.2		1,981.6		2,069.0
(Gain)/loss reclassified to profit or loss		(2.4)		(198.6)
Income tax relating to gain/(loss) recognized on debt investments, where applicable		(2.3)		(186.0)		(552.0)		(387.5)

Balance at the end	US$	55.8	Rs.	4,588.0	Rs.	3,997.4	Rs.	2,567.8

(f)	Summary of Other components of equity:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Currency translation reserve	US$	1,176.0	Rs.	96,628.6	Rs.	88,560.6	Rs.	89,692.0
Investments reserve		83.6		6,873.2		7,796.9		4,373.5
Hedging reserve		(862.9)		(70,905.2)		(59,799.0)		(1,222.1)
Cost of hedge reserve		(122.8)		(10,088.2)		864.3		(6.1)
Debt reserve		55.8		4,588.0		3,997.4		2,567.8

Total	US$	329.7	Rs.	27,096.4	Rs.	41,420.2	Rs.	95,405.1

F-5
7

30.	Notes to reserves and dividends
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
Hedge Reserve
Effective portion of fair value gain/(loss) on all financial instruments designated in cash flow hedge relationship are accumulated in hedge reserve.
Cost of hedge reserve
Fair value gain/(loss) attributable to cost of hedge on all financial instruments designated in cash flow hedge relationship are accumulated in cost of hedge reserve.

F-5
8

Dividends
Accounting policy
Any dividend declared by Tata Motors Limited is based on the profits available for distribution as reported in the statutory financial statements of Tata Motors Limited (standalone) prepared in accordance with Generally Accepted Accounting Principles in India or Ind AS. Indian law permits the declaration and payment of dividend out of profits for the year or previous financial year(s) as stated in the statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India, or Ind AS after providing for depreciation in accordance with the provisions of Schedule II to the Companies Act. However, in the absence of the said profits, it may declare dividend out of free reserves, subject to certain conditions as prescribed under the Companies (Declaration and Payment of Dividend) Rules, 2014. Accordingly, in certain years the net income reported in this Financial Statements may not be fully distributable.
For the year ended March 31, 2023, the Board of Directors has recommended a final dividend of Rs.2 per share on Ordinary shares and Rs.2.10 per share on ‘A’ Ordinary shares subject to approval from shareholders at the Annual General Meeting
.
Share-based payments reserve
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
(i)
commercial and passenger vehicles and vehicle parts and (ii) Sales of other products – certain software products and other automotive products
The Company recognises revenues from sale of products measured at the amount of transaction price (net of variable consideration), when it satisfies its performance obligation at a point in time which is when products are delivered to dealers or when delivered to a carrier for export sales, which is when control including risks and rewards and title of ownership pass to the customer, and when there are no
longer any unfulfilled obligation. The transaction price of goods sold is net of variable consideration on account of various discounts and schemes offered by the Company as part of the contract.
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

F-5
9

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
When the Company sells products that are bundled with maintenance service, telematics features or extended period of warranty, such services are treated as a separate performance obligation only if the service or warranty is optional to the customer or includes an additional service component. In such cases, the transaction price allocated towards such maintenance service or extended period of warranty is recognized as a contract liability until the service obligation has been met. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.
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

31B.	Revenue consists of the following:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Sale of products
- Sale of vehicles	US$	35,984.2	Rs.	2,956,819.0	Rs.	2,263,993.8	Rs.	2,073,997.4
- Sale of spare parts		3,934.2		323,276.4		287,792.9		244,181.9
- Sale of miscellaneous products		1,692.0		139,034.7		126,524.0		99,764.5
Sale of Services		458.0		37,630.8		38,711.2		33,747.3

Total revenue from contract with customers	US$	42,068.4	Rs.	3,456,760.9	Rs.	2,717,021.9	Rs.	2,451,691.1

Realised revenue hedges		(690.6)		(56,750.1)		7,626.5		(10,540.1)

Revenues	US$	41,377.8	Rs.	3,400,010.8	Rs.	2,724,648.4	Rs.	2,441,151.0

F-
60

32.	Employee cost
Employee cost consists of the following:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)

Salaries, wages and welfare expenses	US$	3,820.4	Rs.	313,926.6	Rs.	279,624.2	Rs.	253,440.4
Contribution to provident fund and other funds		275.5		22,634.8		28,558.9		27,643.3

Total	US$	4,095.9	Rs.	336,561.4	Rs.	308,183.1	Rs.	281,083.7

*
The amount of Rs.300.3
million, Rs.
167.3
million and Rs.90.4 million has accrued in salaries, wages and bonus for the year ended March 31, 2023, 2022 and 2021 respectively towards share based payments.

(A)	Share based payments
Accounting policy
The Company recognises compensation expense relating to share based payments in accordance with
IFRS-2
Share-based Payment. Stock options granted by the Company to its employees are accounted as equity settled options. Accordingly, the estimated fair value of options granted that is determined on the date of grant, is charged to statement of Profit and Loss on a straight line basis over the vesting period of options which is the requisite service period, with a corresponding increase in equity.
As at March 31, 2023, the Group had the following share based payment arrangements.

(i)	Equity-settled share option plan
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

	Year ended March 31,
Reconciliation of outstanding ESOP	2023		2022

Options outstanding at the beginning of the year		6,662,551		6,804,003
Granted during the year		—		335,209
Forfeited/Expired during the year		(3,045,214)		(122,419)
Exercised during the year		(753,622)		(354,242)
Options outstanding at the end of the year		2,863,715		6,662,551
Number of shares to be issued for outstanding options (conditional on performance measures)
Maximum		4,295,573		9,993,827
Minimum		1,431,858		3,331,276
Share price for options exercised during the year	Rs.	372 - 490	Rs.	392 - 530
Remaining contractual life		3 months		3 - 15 months
The Company has estimated fair value of options using Black Scholes model. The following assumptions were used for calculation of fair value of options granted.

	Year ended March 31,
Assumption factor	2023		2022

Risk free interest rate		7%-8%		7%-8%
Expected life of option		2-4 years		2-4 years
Expected volatility		33%-37%		33%-37%
Share price	Rs.	170.6	Rs.	170.6

F-
61

Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company’s publicly-traded equity shares during a period equivalent to the expected term of the options.

ii)	Share-based Long Term Incentive Scheme 2021
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

	Year ended March 31,
	2023		2022
	ESOs	PSUs	ESOs	PSUs
Reconciliation of outstanding ESOs/ PSUs	No. of options	No. of options	No. of options	No. of options
Outstanding at the beginning of the period	839,650	964,569	—	—
Granted during the period	—	659,186	839,650	964,569
Forfeited during the period	(78,822)	(92,349)	—	—
Exercised during the period	—	—	—	—
Outstanding at the end of the period	760,828	1,531,406	839,650	964,569
Remaining contractual life	28 months	28 months	28 months	28 months
The Company has estimated fair value of options using Black Scholes model. The following assumptions were used for calculation of fair value of options granted.

	Granted during Year ended March 31, 2023		Granted during Year ended March 31, 2022
Assumption factor	PSUs		ESOs		PSUs
Risk free interest rate		5.3%		5.3%		5.3%
Expected life of option		4 years		3.8 years		3.8 years
Expected volatility		52.0%		50.7%		50.7%
Share price	Rs .	453.4	Rs .	376.4	Rs .	376.4
Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company’s publicly-traded equity shares during a period equivalent to the expected term of the options.

F-
62

(B)	Employee benefits

(a)	Accounting policy

i)	Pension plans
The Jaguar Land Rover subsidiaries operate several defined benefit pension plans, which are contracted out of the second state pension scheme until April 5, 2016. The assets of the plan are held in separate trustee administered funds.
The plans provide for monthly pension after retirement as per salary drawn and service period as set out in rules of each fund.
Contributions to the plans by the Jaguar Land Rover subsidiaries group take into consideration the results of actuarial valuations. The plans with a surplus position at the year-end
have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or reduction in future contributions. Where the subsidiary group is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognized.
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

F-
63

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
The provident fund trust and pension trust set up by Tata Motors Limited (the “Company”) have lost its exempt status w.e.f. April 1, 2022, due to incurrence of losses for three consecutive years by the Company, as per its standalone financial statements prepared in accordance with Indian Accounting Standards. Accordingly, the Company has surrendered this exemption and transferred the assets and obligations of the trust to the government managed provident fund. With this transfer of assets and obligations, the Company will no longer be obligated to provide any interest rate guarantee and accordingly, the provident fund is considered as a defined contribution scheme from April 1, 2022. As regards pension, the Company is still maintaining the pension fund, as an ad interim measure, since EPFO has still not accepted the transfer of pension fund/corpus to its statutory pension fund.

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

F-
64

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
The present value of the post - employment benefit obligations depends on a number of factors, it is determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost/(income) for pensions include the discount rate, inflation and mortality assumptions. Any changes in these assumptions will impact the carrying amount of post-employment benefit obligations.

F-
65

(b)	Employee benefits

(i)	Defined Benefit Plan
Pension and post retirement medical plans
The following tables sets out the funded and unfunded status and the amounts recognized in the financial statements for the pension and the post retirement medical plans in respect of Tata Motors, its Indian subsidiaries and joint operations:

	For the year ended March 31,
	Pension benefits (Gratuity, Superannuation, BKY/PSY)						Post retirement medical benefits
	2023		2023		2022		2023		2023		2022

	(In millions)
Change in defined benefit obligations:
Defined benefit obligation, beginning of the year	US$	189.0	Rs.	15,521.7	Rs.	13,374.1	US$	34.4	Rs.	2,831.2	Rs.	1,844.9
Current service cost		13.0		1,065.6		904.7		1.8		144.4		82.1
Interest cost		13.0		1,070.3		883.7		2.3		192.5		115.7
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions		(0.3)		(22.4)		68.1		0.1		4.3		69.5
Actuarial (gains) / losses arising from changes in financial assumptions		2.0		165.7		217.3		1.9		156.3		320.0
Actuarial (gains) / losses arising from changes in experience adjustments		4.8		395.9		735.0		2.5		206.9		329.3
Benefits paid from plan assets		(9.5)		(777.7)		(839.3)		—		—		—
Benefits paid directly by employer		(1.4)		(116.2)		(109.0)		(1.9)		(153.9)		(172.4)
Past service cost plan amendment		—		—		324.9		5.3		431.9		244.6
Acquisition/(Divestment)		0.7		59.5		(37.8)		—		—		(2.5)

Defined benefit obligation, end of the year	US$	211.3	Rs.	17,362.4	Rs.	15,521.7	US$	46.4	Rs.	3,813.6	Rs.	2,831.2

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	157.3	Rs.	12,918.1	Rs.	12,313.1	US$	—	Rs.	—	Rs.	—
Interest income		11.6		956.0		831.2		—		—		—
Remeasurements gains / (losses)
Return on plan assets, (excluding amount included in net Interest Cost)		0.1		11.0		110.1		—		—		—
Employer’s contributions		23.9		1,962.6		529.5		—		—		—
Benefits paid		(9.5)		(777.7)		(839.3)		—		—		—
Acquisition/(Divestment)		0.7		59.7		(26.5)

Fair value of plan assets, end of the year	US$	184.1	Rs.	15,129.7	Rs.	12,918.1	US$		Rs.	—	Rs.	—

	As at March 31,
	Pension benefits (Gratuity, Superannuation, BKY/PSY)						Post retirement medical benefits
	2023		2023		2022		2023		2023		2022

	(In millions)
Amount recognized in the balance sheet consists of:
Present value of defined benefit obligation	US$	211.3	Rs.	17,362.4	Rs.	15,521.7	US$	46.4	Rs.	3,813.6	Rs.	2,831.2
Fair value of plan assets		184.1		15,129.7		12,918.1		—		—		—

Net liability		(27.2)		(2,232.7)		(2,603.6)		(46.4)		(3,813.6)		(2,831.2)

Asset Ceiling		(0.6)		(48.8)		(41.9)		—		—		—

Net liability	US$	(27.8)	Rs.	(2,281.5)	Rs.	(2,645.5)	US$	(46.4)	Rs.	(3,813.6)	Rs.	(2,831.2)

Amounts in the balance sheet:
Non–current assets	US$	4.1	Rs.	339.0		20.7	US$	—	Rs.	—	Rs.	—
Non–current liabilities		(31.9)		(2,620.3)		(2,666.2)		(46.4)		(3,813.6)		(2,831.2)

Net liability	US$	(27.8)	Rs.	(2,281.5)	Rs.	(2,645.5)	US$	(46.4)	Rs.	(3,813.6)	Rs.	(2,831.2)

F-
66

Information for funded plans with a defined benefit obligation in excess of plan assets:

	As at March 31,
	Pension benefits (Gratuity, Superannuation, BKY/PSY)
	2023		2023		2022
			(In millions)
Defined benefit obligation	US$	54.7	Rs.	4,491.6	Rs.	10,655.3
Fair value of plan assets	US$	49.9	Rs.	4,102.9	Rs.	10,084.3
Information for funded plans with a defined benefit obligation less than plan assets:

	As at March 31,
	Pension benefits (Gratuity, Superannuation, BKY/PSY)
	2023		2023		2022
			(In millions)
Defined benefit obligation	US$	129.5	Rs.	10,639.2	Rs.	2,771.3
Fair value of plan assets	US$	134.2	Rs.	11,027.0	Rs.	2,833.9
Information for unfunded plans:

	As at March 31,
	Pension benefits (Gratuity, Superannuation, BKY/PSY)						Post retirement medical benefits
	2023		2023		2022		2023		2023		2022

	(In millions)
Defined benefit obligation	US$	27.2	Rs.	2,231.6	Rs.	2,095.0	US$	46.4	Rs.	3,813.6	Rs.	2,831.2
Net pension and post retirement medical cost consist of the following components:

	Year ended March 31,
	Pension benefits (Gratuity, Superannuation, BKY/PSY)								Post retirement medical benefits
	2023		2023		2022		2021		2023		2023		2022		2021

	(In millions)
Service cost	US$	13.0	Rs.	1,065.6	Rs.	904.7	Rs.	901.2	US$	1.8		144.4	Rs.	82.1	Rs.	78.7
Past Service cost - Plan amendment		—		—		324.9		—		5.3		431.9		244.6		—
Net interest cost / (income)		1.4		114.3		52.5		77.1		2.3		192.5		115.7		108.0

Net periodic cost	US$	14.4	Rs.	1,179.9	Rs.	1,282.1	Rs.	978.3	US$	9.4	Rs.	768.8	Rs.	442.4	Rs.	186.7

Other changes in plan assets and benefit obligation recognized in other comprehensive income.

	Year ended March 31,
	Pension benefits (Gratuity, Superannuation, BKY/PSY)								Post retirement medical benefits
	2023		2023		2022		2021		2023		2023		2022		2021

	(In millions)
Remeasurements (gains) / losses
Return on plan assets, (excluding amount included in net Interest expense)	US$	(0.1)	Rs.	(11.0)	Rs.	(110.1)	Rs.	(355.9)	US$	—	Rs.	—	Rs.	—	Rs.	—
Actuarial (gains) / losses arising from changes in demographic assumptions		(0.3)		(22.4)		68.1		(24.6)		0.1		4.3		69.5		—
Actuarial (gains) / losses arising from changes in financial assumptions		2.0		165.7		217.3		(0.6)		1.9		156.3		320.0		57.9
Asset ceiling		0.1		6.8		41.9		29.2		—		—		—		—
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		4.8		395.9		735.0		(129.8)		2.5		206.9		329.3		2.8

Total recognized in other comprehensive income	US$	6.5	Rs.	535.0	Rs.	952.2	Rs.	(481.7)	US$	4.5	Rs.	367.5	Rs.	718.8	Rs.	60.7

Total recognized in consolidated statement of comprehensive income	US$	20.9	Rs.	1,714.9	Rs.	2,234.3	Rs.	496.6	US$	13.9	Rs.	1,136.3	Rs.	1,161.2	Rs.	247.4

F-6
7

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

	As at March 31,
	Pension benefits (Gratuity, Superannuation, BKY/PSY)			Post retirement medical benefits
	2023	2022	2021	2023	2022	2021

Discount rate	7.1% - 7.3%	6.50% - 7.10%	6.00% - 6.90%	0.00%	7.20%	6.90%
Rate of increase in compensation level of covered employees	6% - 12%	6% - 10%	5.75% - 10.00%	NA	NA	NA
Increase in health care cost	NA	NA	NA	0.00%	6.00%	6.00%
Plan Assets
The fair value of Company’s pension plan asset by category are as follows:

	As at March 31,
	2023	2022
Asset category:
Cash and cash equivalents	9.5%	2.3%
Debt instruments (quoted)	65.1%	66.1%
Debt instruments (unquoted)	0.0%	0.1%
Equity instruments (quoted)	7.7%	7.4%
Deposits with Insurance companies	17.7%	24.1%

	100.0%	100.0%

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
The weighted average duration of the defined benefit obligation as at March 31, 2023 is 10.30 years (2022: 11.69 years)
The Company expects to contribute Rs.891.8 million to the funded pension plans in Fiscal 2024.
The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation and health care cost:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase by 1%	Decrease by Rs.1,699.4 million	Decrease by Rs.323.6 million
	Decrease by 1%	Increase by Rs.1,975.8 million	Increase by Rs.355.2 million

Salary escalation rate	Increase by 1%	Increase by Rs.1,337.0 million	Increase by Rs.306.4 million
	Decrease by 1%	Decrease by Rs.1,194.7 million	Decrease by Rs.270.6 million

Health care cost	Increase by 1%	Increase by Rs.514.3 million	Increase by Rs.100.4 million
	Decrease by 1%	Decrease by Rs.424.9 million	Decrease by Rs.81.4 million
On November 4, 2022, the Hon’ble Supreme Court of India, in the case of Employees’ Provident Fund Organisation and Anr. Etc. vs. Sunil Kumar B. and Ors. Etc., passed a judgment upholding the validity of the 2014 amendment to the Employees’ Pension Scheme 1995 and allowed the members of statutory pension fund as on September 1, 2014, to exercise the joint option for contribution into the pension fund beyond the statutory limit. The Hon’ble Supreme Court has clearly laid down that it was not addressing the case of the exempted establishments in the said judgment.
The Company has been operating its provident fund and pension scheme as an exempted establishment. The Company has been legally advised that due to the incurrence of losses for three consecutive years, the Company has lost its provident fund and pension fund exemption status w.e.f. April 1, 2022. While the Employees Provident Fund Organization (“EPFO”) has already accepted the transfer of entire Provident Fund/ corpus into its statutory provident fund, the Company is still maintaining the pension fund, as an ad interim measure, since EPFO has still not accepted the transfer of pension fund/ corpus to its statutory pension fund.

F-6
8

Pending the transfer of the pension fund, the Company had communicated to its employees that if they wish to avail the option of contributing beyond the statutory limit, they may choose to apply on the EPFO portal to exercise the option, subject to EPFO accepting the joint option. This is also subject to EPFO’s decision on applicability, calculation formula, contribution, amount of higher pension and transfer of corpus from statutory provident fund to the statutory pension fund. The EPFO, in compliance with the Supreme Court judgment, has issued various circulars, calling upon eligible pensioners to exercise joint option, however, with no mention with regard to the treatment of the members of the exempted pension funds.
Considering all of the above, and more particularly the fact that the EPFO is in the process of providing clarity on various key elements referred to above, the non-applicability
of the Supreme Court judgement to exempted establishments and the legal advice on status of the exemption, the Company believes that no provision is warranted on this matter as of March 31, 2023.
Provident Fund
The following tables set out the funded status of the defined benefit provident fund plan of a Joint Operation and the amounts recognized in the Company’s financial statements.

	For the year ended March 31,
	2023		2023		2022
	(In millions)
Change in benefit obligations:
Defined benefit obligations at the beginning	US$	497.2	Rs.	40,854.2	Rs.	45,596.5
Service cost		0.5		41.0		1,268.9
Employee contribution		0.9		73.0		2,923.6
Acquisitions (credit) / cost		—		—		(8,042.8)
Transfer in / Transfer out		0.2		12.9		—
Interest expense		1.1		88.5		3,564.7
Actuarial (gains) / losses arising from changes in experience adjustments		0.2		15.8		(786.2)
Actuarial (gains) / losses arising from demographic assumptions		—		—		33.5
Actuarial (gains) / losses arising from changes in financial assumptions		(0.5)		(40.1)		1,473.2
Benefits paid		(0.7)		(55.3)		(3,173.0)
Balance transferred to government managed provident fund		(482.5)		(39,643.5)		(2,004.2)

Defined benefit obligation, end of the year	US$	16.4	Rs.	1,346.5	Rs.	40,854.2

	For the year ended March 31,
	2023		2023		2022
	(In millions)
Change in plan assets:
Fair value of plan assets at the beginning	US$	505.5	Rs.	41,534.6	Rs.	44,702.1
Acquisition Adjustment		—		—		(8,042.8)
Transfer in / Transfer out		0.2		12.9		—
Interest income		1.0		85.8		3,509.2
Return on plan assets excluding amounts included in interest income		(0.4)		(29.9)		2,322.1
Contributions (employer and employee)		1.4		114.1		4,190.3
Benefits paid		(0.7)		(55.3)		(3,173.0)
Balance transferred to government managed provident fund		(491.2)		(40,362.6)		(1,973.3)

Fair value of plan assets, end of the year	US$	15.8	Rs.	1,299.6	Rs.	41,534.6

	For the year ended March 31,
	2023		2023		2022
	(In millions)
Amount recognized in the balance sheet consists of
Fair value of plan assets	US$	15.8	Rs.	1,299.6	Rs.	41,534.6
Present value of defined benefit obligation		16.4		1,346.5		40,854.2

		(0.6)		(46.9)		680.4
Effect of asset ceiling		—		—		(684.5)

Net liability	US$	(0.6)	Rs.	(46.9)	Rs.	(4.1)

F-6
9

	For the year ended March 31,
	2023		2023		2022
	(In millions)
Net periodic cost for Provident Fund consists of the following components:
Service cost	US$	0.5		41.0		1,268.9
Net interest cost / (income)		—		2.7		55.5

Net periodic cost	US$	0.5	Rs.	43.7	Rs.	1,324.4

	As at March 31
	2023		2023		2022
	(In millions)
Other changes in plan assets and benefit obligation recognised in other comprehensive income
Remeasurements
Return on plan assets, (excluding amount included in net Interest expense)	US$	0.4	Rs.	29.9	Rs.	(2,322.1)
Actuarial (gains) / losses arising from changes in experience adjustments		0.2		15.8		(786.2)
Actuarial (gains) / losses arising from changes in financial assumptions		(0.5)		(40.1)		1,473.2
Actuarial (gains) / losses arising from demographic assumptions		—		—		33.5
Reversal of OCI for previous years due to surrender of Provident Fund		—		—		(30.9)
Adjustments for limits on net asset		—		—		719.1

Total recognised in other comprehensive income		0.1		5.6		(913.4)

Total recognized in statement of profit and loss and other comprehensive income	US$	0.6	Rs.	49.3	Rs.	411.0

The assumptions used in determining the present value obligation of the Provident Fund is set out below:

	As at March 31
	2023	2022
Discount rate	7.30%	7.10%
Expected rate of return on plan assets	8.50%	8.00%
Remaining term to maturity of portfolio (years)	19.00	13.50
The breakup of the plan assets into various categories is as follows:

	As at March 31
	2023	2022
Central and State government bonds	0.0%	42.7%
Government debt instruments	50.7%	0.0%
Other debt instruments	40.1%	0.0%
Equity instruments	9.2%	0.0%
Public sector undertakings and Private sector bonds	0.0%	32.2%
Others	0.0%	25.1%

Total	100.0%	100.0%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.
As at March 31, 2023, the defined benefit obligation would be affected by approximately Rs.103.7 million on account of a 1 % decrease in the expected rate of return on plan assets.
The Company expects to contribute Rs.125.5 million to the defined benefit provident fund plan in fiscal 2024.

F-
70

Severance indemnity plan
Severance indemnity is a funded plan of Tata Daewoo Commercial Vehicles Limited (TDCV), a subsidiary of Tata Motors Limited.
The following table sets out, the amounts recognized in the financial statements for the severance indemnity plan.

	For the year ended March 31,
	2023		2023		2022
			(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	46.6	Rs.	3,827.5	Rs.	3,110.8
Service cost		6.6		539.0		482.1
Interest cost		1.4		111.9		63.9
Remeasurements (gains) / losses -
Actuarial (gains) / losses arising from changes in financial assumptions		(4.6)		(379.7)		(53.6)
Actuarial (gains) / losses arising from changes in experience adjustments		0.2		17.5		412.2
Benefits paid from plan assets		(0.8)		(67.6)		(62.5)
Benefits paid directly by employer		—		(4.0)		(7.9)
Foreign currency translation		0.5		42.8		(117.5)

Defined benefit obligation, end of the year	US$	49.9	Rs.	4,087.4	Rs.	3,827.5

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	40.9		3,357.1		2,650.6
Interest income		1.3		105.0		63.5
Remeasurements gain / (loss)
Return on plan assets, (excluding amount included in net Interest expense)		(0.5)		(41.9)		(54.7)
Employer’s contributions		5.6		461.3		862.5
Benefits paid		(0.8)		(67.6)		(62.5)
Foreign currency translation		0.5		44.6		(102.3)

Fair value of plan assets, end of the year	US$	47.0	Rs.	3,858.5	Rs.	3,357.1

	As at March 31,
	2023		2023		2022
			(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	49.7	Rs.	4,087.4	Rs.	3,827.5
Fair value of plan assets		47.0		3,858.5		3,357.1

Net liability	US$	(2.7)	Rs.	(228.9)	Rs.	(470.4)

Amounts in the balance sheet:
Non- current liabilities	US$	(2.7)	Rs.	(228.9)	Rs.	(470.4)

F-
71

Net severance indemnity cost consist of the following components:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Service cost	US$	6.6	Rs.	539.0	Rs.	482.1	Rs.	546.7
Net interest cost		0.1		6.9		0.4		5.6

Net periodic pension cost	US$	6.7	Rs.	545.9	Rs.	482.5	Rs.	552.3

Other changes in plan assets and benefit obligation recognized in other comprehensive income for severance indemnity plan:

	As at March 31,
	2023		2023		2022		2021

	(In millions)
Remeasurements (gains) / losses
Return on plan assets, (excluding amount included in net Interest expense)	US$	0.5		41.9	Rs.	54.7	Rs.	15.9
Actuarial (gains) / losses arising from changes in financial assumptions		(4.6)		(379.7)		(53.6)		(213.5)
Actuarial (gains) / losses arising from changes in experience adjustments		0.2		17.5		412.2		(196.6)
Actuarial (gains) / losses arising from changes in demographic assumption		—		—		—		150.4

Total recognized in other comprehensive income	US$	(3.9)	Rs.	(320.3)	Rs.	413.3	Rs.	(243.8)

Total recognized in income statement and other comprehensive income	US$	2.8	Rs.	225.6	Rs.	895.8	Rs.	308.5

The assumptions used in accounting for the Severance indemnity plan is set out below:

	As at March 31,
	2023	2022	2021
Discount rate	3.4%	2.1%	1.6%
Rate of increase in compensation level of covered employees	3.9%	3.5%	3.5%
The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation rate:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase by 1%	Decrease by Rs.428.0 millions	Decrease by Rs.128.0 millions
	Decrease by 1%	Increase by Rs.498.3 millions	Increase by Rs.147.1 millions
Salary escalation rate	Increase by 1%	Increase by Rs.490.6 millions	Increase by Rs.151.8 millions
	Decrease by 1%	Decrease by Rs.430.0 millions	Decrease by Rs.130.8 millions
Severance indemnity plans asset allocation by category is as follows:

	As at March 31,
	2023	2022
Deposit with banks	100%	100%
The weighted average duration of the defined benefit obligation as at March 31, 2023 is 11.57 years (2022: 11.67 years).
The Company expects to contribute Rs.58.5 million to the funded severance indemnity plans in Fiscal 2024.

F-
72

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

F-
73

The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited

	As at March 31,
	Pension benefits
	2023		2023		2022

	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	9,101.0	Rs.	747,837.1	Rs.	849,619.6
Service cost		96.2		7,902.8		11,823.1
Interest cost		250.1		20,551.3		17,946.0
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions		0.1		5.8		1,045.6
Actuarial (gains) / losses arising from changes in financial assumptions		(2,777.6)		(228,239.2)		(71,812.3)
Actuarial (gains) / losses arising from changes in experience adjustments		183.8		15,099.7		(274.9)
Past service cost/(credit)		(181.9)		(14,950.7)		2.0
Benefits paid		(440.4)		(36,191.4)		(51,317.1)
Member contributions		1.5		120.1		189.4
Premium Paid		—		—		(225.0)
Foreign currency translation		62.2		5,112.5		(9,159.3)

Defined benefit obligation, end of the year	US$	6,295.0	Rs.	517,248.0	Rs.	747,837.1

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	9,596.6	Rs.	788,556.2	Rs.	810,714.6
Interest Income		288.9		23,737.6		17,333.1
Remeasurements gains / (losses)
Return on plan assets, (excluding amount included in net Interest expense)		(2,611.3)		(214,573.0)		927.5
Employer’s contributions		192.9		15,848.3		24,184.8
Members contributions		1.5		120.1		189.4
Benefits paid		(440.4)		(36,191.4)		(51,317.1)
Premium paid		—		—		(225.00)
Expenses paid		(30.7)		(2,519.0)		(2,719.3)
Foreign currency translation		86.2		7,080.0		(10,531.8)

Fair value of plan assets, end of the year	US$	7,083.7	Rs.	582,058.8	Rs.	788,556.2

The actual return on the schemes’ assets for the year ended March 31, 2023 was Rs.190,835.4 million (2022: Rs. 17,796.8 million)

	As at March 31,
	Pension benefits
	2023		2023		2022

	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	6,295.0	Rs.	517,248.0	Rs.	747,837.1
Fair value of plan Assets		7,083.7		582,058.8		788,556.2

Net (liability)/Assets	US$	788.7	Rs.	64,810.8	Rs.	40,719.1

Amount recognized in the balance sheet consist of:
Non- current assets	US$	815.2	Rs.	66,989.2	Rs.	43,169.6
Non -current liabilities		(26.5)		(2,178.4)		(2,450.5)

Net (liability)/Assets	US$	788.7	Rs.	64,810.8	Rs.	40,719.1

F-
74

Net pension and post retirement cost consist of the following components:

	Year ended March 31,
	Pension benefits
	2023		2023		2022		2021

	(In millions)
Current service cost	US$	96.2	Rs.	7,902.8	Rs.	11,823.1	Rs.	12,715.2
Past service cost/(credit)		(181.9)		(14,950.7)		2.0		1,559.8
Administrative expenses		30.7		2,519.0		2,719.3		2,159.5
Net interest cost / (income) (including onerous obligations)		(38.8)		(3,186.3)		612.9		(395.9)

Net periodic pension cost	US$	(93.8)	Rs.	(7,715.2)	Rs.	15,157.3	Rs.	16,038.6

Amount recognized in other comprehensive income

	Year ended March 31,
	Pension benefits
	2023		2023		2022		2021

	(In millions)
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions	US$	0.1	Rs.	5.8	Rs.	1,045.6	Rs.	(2,035.0)
Actuarial (gains) / losses arising from changes in financial assumptions		(2,777.6)		(228,239.2)		(71,812.3)		84,311.8
Actuarial (gains) / losses arising from changes in experience adjustments		183.8		15,099.7		(274.9)		(7,263.6)
Return on plan assets, (excluding amount included in net Interest expense)		2,611.3		214,573.0		(927.5)		(2,151.0)

Total recognized in other comprehensive income	US$	17.6	Rs.	1,439.3	Rs.	(71,969.1)	Rs.	72,862.2

Total recognized in income statement and other comprehensive income	US$	(76.2)	Rs.	(6,275.9)	Rs.	(56,811.8)	Rs.	88,900.8

F-
75

The assumptions used in accounting for the pension plans are set out below:

	As at March 31,
	Pension benefits
	2023	2022	2021
Discount rate	4.8%	2.8%	2.1%
Expected rate of increase in benefit revaluation of covered employees	1.9%	2.2%	2.1%
RPI Inflation rate	2.9%	3.5%	3.1%
CPI Inflation rate	1.7%	0.0%	0.0%

The assumed life expectations on retirement at age 65 are (years)

Retiring today:
Males	21.5	21.6	21.0
Females	23.8	23.8	23.3
Retiring in 20 years:
Males	22.9	23.0	22.4
Females	25.7	25.7	25.2
For the valuation as at March 31, 2023, the mortality assumptions used are the Self-Administered Pension Schemes (“SAPS”) mortality base table, S2PxA tables (“Light” table for members of the Jaguar Executive Pension Plan).
For the Jaguar Pension Plan, scaling factor of 101% to 115% have been used for male members and scaling factor of 103% to 118% have been used for female members.
For the Land Rover Pension Scheme, scaling factor of 105% to 117% have been used for male members and scaling factor of 100% to 116% have been used for female members.
For the Jaguar Executive Pension Plan, an average scaling factor of 93% to 97% has been used for male members and scaling factors of 91% to 96% have been used for female members.
For the valuation as at March 31, 2022, the mortality assumptions used are the SAPS table, in particular S2PxA tables and the Light Table for members of the Jaguar Executive Pension Plan. For the Jaguar Pension Plan, scaling factor of 111% to 117% have been used for male members and scaling factor of 101% to 112% have been used for female members. For the Land Rover Pension Scheme, scaling factor of 107% to 111% have been used for male members and scaling factor of 101% to 109% have been used for female members. For the Jaguar Executive Pension Plan, an average scaling factor of 94% has been used for male members and an average scaling factor of 84% has been used for female members.
For the 2023 year end calculations there is an allowance for future improvements in line with the CMI (2022) projections and an allowance for long-term improvements of 1.25 % per annum and a smoothing parameter of 7.50 (2022: CMI (2021) projections with 1.25 % per annum improvements and a smoothing parameter of 7.5, 2021: CMI (2020) projections with 1.25
%
 per annum improvements and a smoothing parameter of 7.5).
A past service credit of Rs.14,950.7
million has been recognised in the year ended March 31, 2023 in relation to a change in indexation for some benefits. It has been agreed with the Trustees that the inflationary index for pension increases in payment and deferment will change from RPI to CPI with effect from July 1, 2022 for future increases for those members of the Schemes where this change was deemed appropriate. The net pension cost have been remeasured as at June 30, 2022 for the remainder of the period as required.
A past service cost of Rs

916.3 million was recognised in the year ended March, 31, 2021 following a further High Court ruling, published on November 20, 2020, that provided clarification on the obligations of pension plan trustees to equalise past transfer values allowing for the effect of unequal Guaranteed Minimum Pensions (‘GMP’) between May 17, 1990 and April 5, 1997 (“GMP equalisation”). A further past service cost of Rs.712.7 million was also recognised in the year ended March 31, 2021. This reflects benefit improvements for certain members as part of the Group restructuring programme that commenced in the year ended March 31, 2021.

F-
76

Pension plans asset allocation by category is as follows:

	As at March 31,
	2023			2022
	Quoted *	Unquoted	Total	Quoted *	Unquoted	Total
	(In millions)
Equity Instruments
Information Technology	—	—	—	—	12,661.0	12,661.0
Energy	—	—	—	—	1,808.7	1,808.7
Manufacturing	—	—	—	—	9,495.7	9,495.7
Financials	—	—	—	—	4,069.6	4,069.6
Others	—	—	—	—	17,182.1	17,182.1

	—	—	—	—	45,217.1	45,217.1

Debt Instruments
Government Bonds #	186,050.7	(34,457.6)	151,593.1	180,264.6	6,504.7	186,769.3
Corporate Bonds (Investment Grade)	78,063.2	25,411.2	103,474.4	114,277.3	30,845.6	145,122.9
Corporate Bonds (Non Investment Grade)	—	77,148.4	77,148.4	—	96,739.0	96,739.0

	264,113.9	68,102.0	332,215.9	294,541.9	134,089.3	428,631.2

Property Funds
UK	—	29,375.3	29,375.3	—	30,503.1	30,503.1
Other	—	23,378.3	23,378.3	—	23,881.5	23,881.5

	—	52,753.6	52,753.6	—	54,384.6	54,384.6

Cash and Cash equivalents	5,285.5	25,817.8	31,103.3	7,496.5	36,041.0	43,537.5

Other
Hedge Funds	—	31,713.2	31,713.2	—	50,268.5	50,268.5
Private Markets	—	109,573.1	109,573.1	—	99,244.4	99,244.4
Alternatives	—	18,905.9	18,905.9	—	45,893.8	45,893.8

	—	160,192.2	160,192.2	—	195,406.7	195,406.7

Derivatives
Foreign exchange contracts	—	1,728.0	1,728.0	—	(3,459.9)	(3,459.9)
Interest Rate and inflation	—	4,065.8	4,065.8	—	24,839.0	24,839.0
Equity protection derivatives	—	—	—	—	—	—

	—	5,793.8	5,793.8	—	21,379.1	21,379.1

Total	269,399.4	312,659.4	582,058.8	302,038.4	486,517.8	788,556.2

*	determined on the basis of quoted prices for identical assets or liabilities in active markets.
#
As at March 31, 2023, the schemes held Gilt Repos. The net value of these transactions is included in the value of government bonds in the table above. The value of the funding obligation for the Repo transactions is Rs.49,501.1 million at March 31, 2023 (2022: Rs.145,357 million).

F-7
7

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

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase / decrease by 0.25%	Decrease/increase by Rs.19,383.7 million	Decrease/increase by Rs . 294.8 million
Inflation rate	Increase / decrease by 0.25%	Increase/decrease by Rs.10,581.2 million	Increase/decrease by Rs.162.6 million
Mortality rate	Increase /decrease by 1 year	Increase/decrease by Rs.14,738.5 million	Increase/decrease by Rs.142.3 million
Private Equity holdings have been measured using the most recent valuations, adjusted for cash and currency movements between the last valuation date and March 31, 2023. Given the movements in listed equity markets, the valuation of Private Equity holdings may vary significantly. The value of the Private Equity holdings in the JLR UK Plans included above is Rs.77,453.3 million as at March 31, 2023.
Jaguar Land Rover contributes towards the UK defined benefit schemes. Statutory funding valuations are carried out every three years, the latest valuation as at March 31, 2021 was completed on June 30, 2022. The valuations resulted in revised schedules of contributions effective from July 1, 2022. At the point the valuations were agreed each plan was in surplus, therefore, there are no further deficit recover contributions currently payable. The ongoing Group contribution rate for defined benefit accrual for FY23 was c.24 per cent of pensionable salaries in the UK, however following changes in financial conditions, from April 1, 2023 this reduced to c.10 per cent. The ongoing rate will vary to reflect prevailing financial conditions over time. The next statutory funding valuations are scheduled as at March 31, 2024 and are expected to be completed by June 30, 2025.
JLR has taken legal advice considering the documentation of the UK schemes and the regulatory environment. This confirmed the recoverability of any surplus in the scheme via reduced future contributions or settlement and JLR has based its accounting judgement on this advice.
The average duration of the benefit obligation at March 31, 2023 is 14.5 years (2022: 17.5 years).
The expected net periodic pension cost for the year ended March 31, 2024 is expected to be Rs.3,760.9 million. The Group expects to pay Rs.3,049.3 million to its defined benefit schemes, in total, for the year ended March 31, 2024.
Defined contribution plan
The Company’s contribution to defined contribution plans aggregated Rs.13,583.6 million, Rs.12,114.9 million and Rs.15,090.5 million for years ended March 31, 2023, 2022 and 2021, respectively.

F-7
8

33.	Other expenses
Other expenses consist of the following:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Stores, spare parts and tools consumed	US$	195.9	Rs.	16,096.3	Rs.	14,460.9	Rs.	12,790.5
Freight and transportation expenses		918.5		75,476.4		62,779.6		57,157.9
Research and product development cost		1,297.5		106,619.6		92,095.0		52,266.2
Warranty and product liability expenses		1,277.5		104,973.3		88,416.3		76,819.4
Allowance for trade and other receivables, and finance receivables		253.9		20,860.1		14,265.9		9,786.3
Works operation and other expenses		3,270.5		268,729.6		213,833.9		189,460.4
Repairs to building and plant and machinery		81.3		6,681.5		4,998.1		4,282.3
Processing charges		217.3		17,858.5		14,064.8		9,656.7
Power and fuel		305.9		25,133.3		21,782.9		11,128.7
Insurance		53.8		4,418.5		4,157.7		3,362.4
Publicity		734.5		60,353.8		48,636.5		43,846.3

Total	US$	8,606.6	Rs.	707,200.9	Rs.	579,491.6	Rs.	470,557.1

F-7
9

34.	Other income/(loss) (net)

34A.	Accounting policy
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

34B.	Other income/(loss) (net) consist of the following:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Miscellaneous income	US$	215.5	Rs.	17,710.8	Rs.	17,624.3	Rs.	13,916.1
Incentives		274.4		22,540.3		13,383.0		12,475.7
Gain / (Loss) on change in fair value of commodity derivatives		(172.2)		(14,148.3)		13,705.7		13,820.9
Dividend income from investments measured at FVTOCI		5.6		464.2		342.2		183.7
Profit on sale of investments measured at FVTPL		37.1		3,048.8		2,137.0		1,772.6
Fair value gain/(loss) on investments measured at FVTPL		11.4		932.7		528.6		199.1

Total	US$	371.8	Rs.	30,548.5	Rs.	47,720.8	Rs.	42,368.1

35.	Interest expense
Interest expense consists of the following:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Gross interest expense	US$	1,282.4	Rs.	105,375.1	Rs.	99,000.2	Rs.	92,333.4
Less: Interest capitalized *		(36.3)		(2,982.8)		(5,737.1)		(11,492.9)

Total	US$	1,246.1	Rs.	102,392.3	Rs.	93,263.1	Rs.	80,840.5

*	Represents borrowing costs capitalized during the year on qualifying assets (property plant and equipment and product development).
The weighted average rate for capitalization of interest relating to general borrowings were approximately 5.8%, 5.2% and 5.3% for the years ended March 31, 2023, 2022 and 2021, respectively.

F-
80

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
As at March 31, 2023, there are matters and/or disputes pending in appeal amounting to Rs.7,918.2 million, which includes Rs.91.3 million in respect of equity accounted investees (Rs.9,760 million, which includes Rs.72 million in respect of equity accounted investees as at March 31, 2022).
Customs, Excise Duty and Service Tax
As at March 31, 2023, there are pending litigations for various matters relating to customs, excise duty and service tax involving demands, including interest and penalties, of Rs.4,540.3 million, which includes Rs.40.2 million in respect of equity accounted investees (Rs.6,809 million, which includes Rs.41 million in respect of equity accounted investees as at March 31, 2022). These demands challenged the basis of valuation of the Company’s products and denied the Company’s claims of Central Value Added Tax, or CENVAT, credit on inputs. There are no demands for more than Rs.1,000 million as at March 31, 2023.

F-
81

Sales Tax / VAT
The total sales tax demands (including interest and penalty), that are being contested by the Company amount to Rs.11,066.5 million, which includes Rs.105.5 million in respect of equity accounted investees as at March 31, 2023 (Rs.13,981 million, which includes Rs.108 million in respect of equity accounted investees, as at March 31, 2022). The details of the demands for more than Rs.1,000 million are as follows:
The Sales Tax Authorities have raised demand of Rs.2,310.9 million (Rs.3,240 million as at March 31, 2022) towards rejection of certain statutory forms for concessional lower/nil tax rate (Form F and Form C) on technical grounds and few other issues such as late submission, single form issued against different months’ / quarters’ dispatches / sales, etc. and denial of exemption from tax in absence of proof of export for certain year. The Company has contended that the benefit cannot be denied on technicalities, which are being complied with. The matter is pending at various levels.
The Sales Tax authorities have denied input tax credit and levied interest and penalty thereon due to varied reasons aggregating to Rs.2,674.9 million as at March 31, 2023 (Rs.2,836 million as at March 31, 2022). The reasons for disallowing credit was mainly due to Taxes not paid by Vendors, incorrect method of calculation of set off as per the department, alleged suppression of sales as per the department etc. The matter is contested in appeal.
The Sales Tax Authorities have raised demand for Check post /Entry Tax liability at various states amounting to Rs.3,094.7 million (Rs.5,014 million as at March 31, 2022). The Company is contesting this issue.

F-
82

Other Taxes and Dues
Other amounts for which the Company may contingently be liable aggregate to Rs.4,028.8 million, which includes Rs.16 million in respect of equity accounted investees as at March 31, 2023 (Rs.2,552 million, which includes Rs.13 million in respect of equity accounted investees, as at March 31, 2022).
As at March 31, 2023, property tax amounting to Rs.1,505.8 million (Rs.1,001 million as at March 31, 2022) has been demanded by the local municipal authorities in respect of vacant land of the Company in the plant in Pimpri ((including residential land), Chinchwad and Chikali Pune. The Company had filed Special Leave Petition (SLP) before the Supreme Court against an unfavorable decision of the Bombay High Court. The Hon’ble Supreme Court had disposed of the SLP and remanded the matter back to the local municipal corporation for fresh adjudication. After fresh hearing, the municipal authority again passed the same order as it had passed earlier, which the Company has challenged before the Civil Court. The Civil Court has passed an injunction order restraining the municipal authority from taking any action of recovery.
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
The Supreme Court of India in a recent judgement has concluded that if a manufacturer issues a credit note to a dealer acting under a warranty given by the manufacturer pursuant to a sale of an automobile, it is the valuable consideration for transfer of property and hence a ‘sale’ within the meaning of the Sales Tax Legislations of the respective sales tax legislations under consideration. The value in the credit note is thus eligible to sales tax levy under the respective sales tax enactments. Thus, the dealers are liable to pay sales tax under the State enactments under consideration. The Company may have the liability if it decides to reimburse the dealers, which will be quantified for each such dealer, basis the documentation provided to the Company.
Commitments
The Company has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature amounting to Rs.71,566.5 million as at March 31, 2023
(
Rs.88,475 million as at March 31, 2022), which are yet to be executed.
The Company has entered into various contracts with vendors and contractors for the acquisition of intangible assets of a capital nature amounting to Rs.5,911.9 million as at March 31, 2023, (Rs.3,358 million as at March 31, 2022), which are yet to be executed.
Under the joint venture agreement as at March 31, 2023, the Company has an outstanding commitment of Rs.18,241.3 million (Rs.18,229.8 million as at March 31, 2022).

F-
83

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
The following table summarizes the capital of the Company:

	As at March 31,
	2023		2023		2022
			(In millions)
Equity*	US$	5,637.7	Rs.	463,254.4	Rs.	410,673.3
Short-term borrowings and current portion of long-term debt		4,498.3		369,646.6		419,178.7
Long-term debt		10,792.9		886,850.0		977,483.5

Total debt		15,291.2		1,256,496.6		1,396,662.2

Total capital (Debt + Equity)	US$	20,928.9	Rs.	1,719,751.0	Rs.	1,807,335.5

*	Details of equity :

	As at March 31,
	2023		2023		2022

	(In millions)
Total equity as reported in balance sheet	US$	5,833.7	Rs.	479,355.5	Rs.	440,564.6
Currency translation reserve attributable to
- Shareholders of Tata Motors Limited		(1,176.0)		(96,628.6)		(88,560.6)
- Non-controlling interests		(5.7)		(465.9)		(265.4)
Hedging reserve		862.9		70,905.2		59,799.0
Cost of hedge reserve		122.8		10,088.2		(864.3)

Equity as reported above	US$	5,637.7	Rs.	463,254.4	Rs.	410,673.3

F-
84

38.	Financial Instruments

38A.	Accounting policy

i)	Recognition
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

F-
85

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

F-
86

Disclosures on financial instruments

38B.	This section gives an overview of the significance of financial instruments for the Company and provides additional information on balance sheet items that contain financial instruments.
Financial assets and liabilities
The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2023.

(a) Financial assets	Cash and other financial assets at amortized cost		Non-Derivative Financial assets at fair value		Derivatives other than in hedging relationship (at fair value through profit or loss)		Derivatives in hedging relationship (at fair value)		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	318,869.5	Rs.	—	Rs.	—	Rs.	—	Rs.	318,869.5	Rs.	318,869.5	US$	3,880.6	US$	3,880.6
Short-term deposits		44,870.9		—		—		—		44,870.9		44,870.9		546.1		546.1
Finance receivables		138,098.9		170,238.4		—		—		308,337.3		309,352.8		3,752.5		3,764.8
Trade receivables		157,379.7		—		—		—		157,379.7		157,379.7		1,915.3		1,915.3
Other investments - non-current		10,760.0		17,891.9		—		—		28,651.9		28,651.9		348.7		348.7
Other investments - current		147,618.2		40,764.8		—		—		188,383.0		188,383.0		2,292.6		2,292.6
Other financial assets -current		45,735.8		—		6,793.1		4,781.8		57,310.7		57,310.7		697.5		697.5
Other financial assets- non-current		52,123.0		—		10,378.4		16,481.7		78,983.1		78,983.1		961.2		961.2

Total	Rs.	915,456.0	Rs.	228,895.1	Rs.	17,171.5	Rs.	21,263.5	Rs.	1,182,786.1	Rs.	1,183,801.6	US$	14,394.5	US$	14,406.8

Financial liabilities	Other financial liabilities (at amortized cost)		Other financial liabilities (at fair value)		Derivatives other than in hedging relationship (at fair value)		Derivatives in hedging relationship (at fair value)		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	760,389.7			Rs.	—	Rs.	—	Rs.	760,389.7	Rs.	760,389.7	US$	9,253.9	US$	9,253.9
Acceptances		71,960.1				—		—		71,960.1		71,960.1		875.7		875.7
Short-term debt (excluding current portion of long-term debt)		140,668.3				—		—		140,668.3		140,668.3		1,711.9		1,711.9
Long-term debt (including current portion of long-term debt) (refer note below)		1,115,828.3				—		—		1,115,828.3		1,089,877.7		13,579.5		13,263.7
Other financial liabilities -current		63,706.3				5,974.3		37,848.0		107,528.6		107,528.6		1,308.6		1,308.6
Other financial liabilities- non-current		80,075.0		25,000.0		5,808.2		48,032.8		158,916.0		158,916.0		1,934.0		1,934.0

Total	Rs.	2,232,627.7	Rs.	25,000.0	Rs.	11,782.5	Rs.	85,880.8	Rs.	2,355,291.0	Rs.	2,329,340.4	US$	28,663.6	US$	28,347.8

Note:

1
Includes Rs.77,575.7 million designated as hedged item in fair value hedge relationship. This includes a loss of Rs.6,488.9 million on account of fair value changes attributable to the hedged interest rate risk.

2	Includes Rs.109,166.5 million (GBP1,074 million) designated as hedging instruments in net investment hedge relationship.

F-8
7

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2022.

Financial assets	Cash and other financial assets at amortized cost		Non-Derivative Financial assets at fair value		Derivatives other than in hedging relationship (at fair value through profit or loss)		Derivatives in hedging relationship (at fair value)		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	381,590.1	Rs.	—	Rs.	—	Rs.	—	Rs.	381,590.1	Rs.	381,590.1
Short-term deposits		20,375.8		—		—		—		20,375.8		20,375.8
Finance receivables		191,409.2		140,902.9		—		—		332,312.1		334,954.9
Trade receivables		124,421.2		—		—		—		124,421.2		124,421.2
Other investments - non-current		5,426.1		17,783.1		—		—		23,209.2		23,209.2
Other investments - current		169,051.0		58,041.2		—		—		227,092.2		227,092.2
Other financial assets - current		40,258.6		—		13,334.3		5,850.6		59,443.5		59,443.5
Other financial assets - non-current		40,052.5		—		12,229.9		7,946.0		60,228.4		60,228.4

Total	Rs.	972,584.5	Rs.	216,727.2	Rs.	25,564.2	Rs.	13,796.6	Rs.	1,228,672.5	Rs.	1,231,315.3

Financial liabilities	Other financial liabilities (at amortized cost)		Other financial liabilities (at fair value)		Derivatives other than in hedging relationship (at fair value)		Derivatives in hedging relationship (at fair value)		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	649,452.8			Rs.	—	Rs.	—	Rs.	649,452.8	Rs.	649,452.8
Acceptances		97,799.5				—		—		97,799.5		97,799.5
Short-term debt (excluding current portion of long-term debt)		173,783.7				—		—		173,783.7		173,783.7
Long-term debt (including current portion of long-term debt) (refer note below)		1,222,878.4				—		—		1,222,878.4		1,223,740.8
Other financial liabilities - current		58,115.2				3,060.0		41,374.2		102,549.4		102,549.4
Other financial liabilities -non-current		66,313.2		12,500.0		5,297.4		28,858.0		112,968.6		115,880.1

Total	Rs.	2,268,342.8	Rs.	12,500.0	Rs.	8,357.4	Rs.	70,232.2	Rs.	2,359,432.4	Rs.	2,363,206.2

Note:

1
Includes Rs.74,735.6 million designated as hedged item in fair value hedge relationship. This includes a loss of Rs.6,780.5 million on account of fair value changes attributable to the hedged interest rate risk.

2	Includes Rs.91,833 million (GBP924 million) designated as hedging instruments in net investment hedge relationship.

F-8
8

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

	As at March 31, 2023
	Level 1		Level 2		Level 3		Total

	(In millions)
Financial assets measured at fair value
Investments	Rs.	47,341.7	Rs.	—	Rs.	11,315.0	Rs.	58,656.7
Derivative assets		—		38,435.0		—		38,435.0
Finance receivables		—		—		170,238.4		170,238.4

Total	Rs.	47,341.7	Rs.	38,435.0	Rs.	181,553.4	Rs.	267,330.1

	US$	576.1	US$	467.7	US$	2,209.5	US$	3,253.3

Financial liabilities measured at fair value
Derivative liabilities	Rs.	—	Rs.	97,663.3	Rs.	—	Rs.	97,663.3
Financial Liabilities		—		—		25,000.0		25,000.0

Total	Rs.	—	Rs.	97,663.3	Rs.	25,000.0	Rs.	122,663.3

	US$	—	US$	1,188.6	US$	304.2	US$	1,492.8

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
Fair values of forward derivatives and commodity swap contracts are estimated by discounting expected future contractual cash flows using prevailing market interest rate curves. Option contracts are fair valued using standard options pricing methodology, based on prevailing market interest rates and volatility.

Reconciliation of financial assets measured at fair value using significant unobservable inputs (Level 3)	For the year ended March 31,
	2023		2023		2022
Balance at the beginning	US$	1,839.7	Rs.	151,171.9	Rs.	88,578.0
Originated or purchased during the period		857.5		70,464.0		101,887.9
Interest accrued on loans measured at FVOCI		(4.7)		(385.3)		398.8
Disposals during the period		(460.2)		(37,813.4)		(40,748.7)
Loan loss provision recognised		(18.5)		(1,518.6)		(1,383.9)
Fair value changes recognized through OCI		(10.1)		(832.7)		2,122.0
Fair value changes recognized through P & L		5.5		453.9		209.1
Foreign exchange translation difference		0.2		13.6		108.7

Balance at the end	US$	2,209.4	Rs.	181,553.4	Rs.	151,171.9

F-8
9

	As at March 31, 2022
	Level 1		Level 2		Level 3		Total

	(In millions)
Financial assets measured at fair value
Investments	Rs.	65,555.3	Rs.	—	Rs.	10,269.0	Rs.	75,824.3
Derivative assets		—		39,360.8		—		39,360.8
Finance receivables		—		—		140,902.9		140,902.9

Total	Rs.	65,555.3	Rs.	39,360.8	Rs.	151,171.9	Rs.	256,088.0
Financial liabilities measured at fair value
Derivative liabilities	Rs.	—	Rs.	78,589.6	Rs.	—	Rs.	78,589.6
Financial Liabilities		—		—		12,500.0		12,500.0

Total	Rs.	—	Rs.	78,589.6	Rs.	12,500.0	Rs.	91,089.6

There have been no transfers between level 1, level 2 and level 3 for the year ended March 31, 2023 and 2022.
The following table provides an analysis of fair value of financial instruments that are not measured at fair value on recurring basis, grouped into Level 1 to Level 3 categories

	As at March 31, 2023
	Level 1		Level 2		Level 3		Total

	(In millions)
Financial assets not measured at fair value
Finance receivables	Rs.	—	Rs.	—	Rs.	139,114.4	Rs.	139,114.4
Other investments		158,378.2		—		—		158,378.2

Total	Rs.	158,378.2	Rs.	—	Rs.	139,114.4	Rs.	297,492.6

	US$	1,927.4	US$	—	US$	1,693.0	US$	3,620.4

Financial liabilities not measured at fair value
Short-term debt (excluding current portion of long-term debt)	Rs.	—	Rs.	140,668.2	Rs.	—	Rs.	140,668.2
Long-term debt (including current portion of long-term debt)		424,038.7		665,839.0		—		1,089,877.7

Total	Rs.	424,038.7	Rs.	806,507.3	Rs.	—	Rs.	1,230,546.0

	US$	5,160.5	US$	9,815.2	US$	—	US$	14,975.7

	As at March 31, 2022
	Level 1		Level 2		Level 3		Total

	(In millions)
Financial assets not measured at fair value
Finance receivables	Rs.	—	Rs.	—	Rs.	194,052.0	Rs.	194,052.0
Other investments		174,477.1		—		—		174,477.1

Total	Rs.	174,477.1	Rs.	—	Rs.	194,052.0	Rs.	368,529.1

Financial liabilities not measured at fair value
Short-term debt (excluding current portion of long-term debt)	Rs.	—	Rs.	173,783.8	Rs.	—	Rs.	173,783.8
Long-term debt (including current portion of long-term debt)		571,882.4		651,858.4		—		1,223,740.8

Total	Rs.	571,882.4	Rs.	825,642.2	Rs.	—	Rs.	1,397,524.6

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

F-
90

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
The following table discloses the amounts that have been offset, in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at March 31, 2023:

	Gross amount recognized		Gross amount recognized as set off in the balance sheet		Net amount presented in the balance sheet		Amounts subject to an enforceable master netting arrangement				Net amount after offsetting
Financial assets							Financial instruments		Cash collateral (received/ pledged)

	(In millions)
Derivative financial instruments	Rs.	38,435.0	Rs.	—	Rs.	38,435.0	Rs.	(20,555.7)	Rs.	—	Rs.	17,879.3
Trade receivables		161,552.0		(4,172.3)		157,379.7		—		—		157,379.7
Cash and cash equivalents		342,856.7		(23,987.2)		318,869.5		—		—		318,869.5

Total	Rs.	542,843.7	Rs.	(28,159.5)	Rs.	514,684.2	Rs.	(20,555.7)	Rs.	—	Rs.	494,128.5

	US$	6,606.3	US$	(342.7)	US$	6,263.7	US$	(250.2)	US$	—	US$	6,013.5

Financial liabilities
Derivative financial instruments	Rs.	97,663.3	Rs.	—		Rs.97,663.3	Rs.	(20,555.7)	Rs.	—	Rs.	77,107.6
Accounts payable		764,562.0		(4,172.3)		760,389.7		—		—		760,389.7
Loans from banks/financial institutions (short-term)		115,709.3		(23,987.2)		91,722.1		—		—		91,722.1

Total	Rs.	977,934.6	Rs.	(28,159.5)	Rs.	949,775.1	Rs.	(20,555.7)	Rs.	—	Rs.	929,219.4

	US$	11,901.4	US$	(342.7)	US$	11,558.7	US$	(250.2)	US$	—	US$	11,308.5

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

F-
91

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
The carrying amount of trade receivables and finance receivables transferred along with the associated liabilities is as follows:

	As at March 31,
	2023				2023					2022
Nature of Asset	Carrying amount of asset transferred		Carrying amount of associated liabilities		Carrying amount of asset transferred			Carrying amount of associated liabilities		Carrying amount of asset transferred			Carrying amount of associated liabilities
	(In millions)
Trade receivables	US$	—	US$	—	Rs.	—		Rs.	—	Rs.	318.0		Rs.	318.0
Finance receivables	US$	13.0	US$	9.1	Rs.	1,069.1	*	Rs.	748.7	Rs.	12,464.8	*	Rs.	11,817.2

*	Net of provision of Rs.26 million and Rs.239.5 million as at March 31, 2023 and 2022, respectively.

(c)	Cash flow hedges
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

F-
92

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
The Company has designated a number of financial instruments in hedging relationship. The Company uses foreign currency forward and option contracts, cross currency interest rate swaps and other currency options to hedge changes in future cash flows as a result of foreign currency and interest rate risk arising from forecasted sales and purchases and repayment of foreign currency bonds. The Company has also designated some of its U.S. dollar denominated bonds as hedging instruments in a cash flow hedging relationship to hedge the changes in future cash flows as a result of foreign currency risk arising from future anticipated sales
The Company also has a number of foreign currency options and other currency options, which are entered into as an economic hedge of the financial risks of the Company. These contracts do not meet the hedge accounting criteria , hence the change in fair value of these derivatives are recognized in the income statement.
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
Changes in fair value of foreign currency derivative and bonds, to the extent determined to be an effective hedge, is recognized in other comprehensive income and the ineffective portion of the fair value change is recognized in the consolidated income statement. The fair value gain/losses recorded in hedge reserve and cost of hedge reserve is recognized in the consolidated income statement when the forecasted transactions affects profit or loss. The accumulated gain/losses in hedge reserve and cost of hedge reserve are expected to be recognized in the consolidated income statement during the years ending March 31, 2024 to 2026.
It is anticipated that the hedged sales will take place over the next one to five years, at which time the amount deferred in equity will be reclassified to revenue in the consolidated income statement.
It is anticipated that the hedged purchases will take place over the next one to five years, at which time the amount deferred in equity will be included in the carrying amount of the raw materials. On sale of the finished product, the amount previously deferred in equity and subsequently recognised in inventory will be reclassified to raw materials, components, and consumables in the consolidated income statement.

F-
93

In light of the impact of
COVID-19
on forecast exposures, the Company reassessed existing hedging relationships and released amounts deferred in equity to profit and loss where appropriate.

	Year ended March 31,
	2023		2023		2022		2021
	(In millions)
Fair value gain/(loss) on foreign currency derivative contracts recognized in Hedging reserve	US$	(961.4)	Rs	(78,995.0)	Rs.	(78,778.3)	Rs.	65,674.3
Fair value gain/(loss) on foreign currency bonds recognized in Hedging reserve		65.4		5,373.6		(3,824.1)		(21,527.6)
Fair value gain/(loss) on cross currency interest rate swaps entered for cash flow hedges of repayment of foreign currency denominated borrowings recognized in Hedging reserve		6.2		509.6		(52.5)		294.1
Fair value gain/(loss) on interest rate swaps entered for cash flow hedges of payment of interest on borrowings that are benchmarked to libor		—		—		—		(192.10)

Gain/(loss) recognized in other comprehensive income during the year	US$	(889.8)	Rs.	(73,111.8)	Rs.	(82,654.9)	Rs.	44,248.7

Gain/(loss) reclassified from Hedging reserve and recognized in ‘Revenue’ in the income statement on occurrence of forecast sales	US$	(711.7)	Rs.	(58,483.8)	Rs.	7,626.5	Rs.	(10,540.1)
Gain/(loss) reclassified out of Hedging reserve and recorded in ‘Raw materials, components and consumables’ in the income statement when forecast purchases affect income statement		(53.9)		(4,429.1)		—		(1,533.3)
Gain/(loss) reclassified from Hedging reserve and recognized in ‘Foreign exchange (gain)/loss (net)’ in the income statement for the case where on account of forecasted transactions are no longer expected to occur		(14.3)		(1,177.7)		1,051.0		3,320.1
Gain/(loss) reclassified from cost of Hedge reserve and recognized in ‘Foreign exchange (gain)/loss (net)’ in the income statement for the case where on account of forecasted transactions are no longer expected to occur		—		25.6		(0.5)		—
Gain/(loss) reclassified from Hedging reserve and recognized in ‘Foreign exchange (gain)/loss (net)’ in the income statement for repayment of foreign currency denominated borrowings		—				(583.9)		(1,448.0)

Gain/(loss) reclassified from other comprehensive income to the consolidated income statement	US$	(779.9)	Rs.	(64,065.0)	Rs.	8,093.1	Rs.	(10,201.3)

(d)	Financial risk management
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
The fluctuation in foreign currency exchange rates may have potential impact on the consolidated income statement, consolidated statement of comprehensive income ,consolidated balance sheet, consolidated statement of changes in equity and consolidated statement of cash flows, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.
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

F-
94

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
The following table sets forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2023:

	U.S. dollar	Euro		Chinese Renminbi		GBP		Canadian dollar		Others*		Total

	(In millions)
Financial assets	Rs. 164,872.4	Rs.	127,209.7	Rs.	53,406.1	Rs.	14,954.7	Rs.	9,182.1	Rs.	37,095.5	Rs.	406,720.5
Financial liabilities	Rs. 473,803.5	Rs.	485,246.5	Rs.	119,828.5	Rs.	48,359.9	Rs.	3,530.1	Rs.	34,714.0	Rs.	1,165,482.5

*	Others mainly include currencies such as the Russian rouble, Singapore dollars, Swiss franc, Australian dollars, South African rand, Thai baht, Japanese Yen and Korean won.
The table below outlines the effect change in foreign currencies exposure for the year ended March 31, 2023:

Change in assumption	Impact on Company’s net income before tax for financial assets	Impact on Company’s net income before tax for financial liabilities
Appreciation in foreign currencies by 10%	Increase by Rs.40,672.1 million	Decrease by Rs.(116,548.2) million
Depreciation in foreign currencies by 10%	Decrease by Rs.(40,672.1) million	Increase by Rs.116,548.2 million
The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2022:

	U.S. dollar		Euro		Chinese Renminbi		GBP		Canadian dollar		Others*		Total

	(In millions)
Financial assets	Rs.	168,327.4	Rs.	103,507.9	Rs.	39,109.4	Rs.	1,442.6	Rs.	11,908.4	Rs.	28,361.2	Rs.	352,656.9
Financial liabilities	Rs.	452,541.9	Rs.	421,914.3	Rs.	114,459.1	Rs.	5,198.1	Rs.	2,714.2	Rs.	24,536.5	Rs.	1,021,364.1

*	Others mainly include currencies such as the Russian rouble, Singapore dollars, Swiss franc, Australian dollars, South African rand, Thai baht, Japanese Yen and Korean won.
The table below outlines the effect change in foreign currencies exposure for the year ended March 31, 2022:

Change in assumption	Impact on Company’s net income before tax for financial assets	Impact on Company’s net income before tax for financial liabilities
Appreciation in foreign currencies by 10%	Increase by Rs.35,265.7 million	Decrease by Rs.(102,136.4) million
Depreciation in foreign currencies by 10%	Decrease by Rs.(35,265.7) million	Increase by Rs.102,136.4 million
The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2021:

	U.S. dollar	Euro		Chinese Renminbi		GBP		Japanese Yen		Others*		Total

	(In millions)
Financial assets	Rs. 181,174.9	Rs.	113,988.0	Rs.	34,468.8	Rs.	7,817.4	Rs.	4,761.5	Rs.	26,522.2	Rs.	368,732.8
Financial liabilities	Rs. 480,423.3	Rs.	433,444.1	Rs.	120,331.7	Rs.	56,714.0	Rs.	13,253.5	Rs.	28,956.2	Rs.	1,133,122.8

*	Others mainly include currencies such as the Russian rouble, Singapore dollars, Swiss franc, Australian dollars, South African rand, Thai baht, Japanese Yen and Korean won.

The table below outlines the effect change in foreign currencies exposure for the year ended March 31, 2021:

Change in assumption	Impact on Company’s net income before tax for financial assets	Impact on Company’s net income before tax for financial liabilities
Appreciation in foreign currencies by 10%	Increase by Rs.36,873.3 million	Decrease by Rs.(113,312.3) million
Depreciation in foreign currencies by 10%	Decrease by Rs.(36,873.3) million	Increase by Rs.113,312.3 million
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
As at March 31, 2023, 2022 and 2021, financial liabilities of Rs.480,769.4 million, Rs.516,114.0 million and Rs.465,893.8 million, respectively, were subject to variable interest rates. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact (decrease/increase of net income ) of Rs.4,807.7 million, Rs.5,161.1 million and Rs.4,658.9 million on income for the years ended March 31, 2023, 2022 and 2021, respectively.
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
The fair value of some of the Company’s investments in equity securities exposes the Company to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market price of securities. The fair value of quoted equity securities measured at FVOCI as at March 31, 2023, 2022 and 2021, was Rs.6,433.1 million, Rs.8,029.1 million and Rs.4,993.7 million, respectively. A 10% change in equity prices of quoted equity securities measured at FVOCI held as at March 31, 2023, 2022 and 2021, would result in a pre-tax
impact of Rs.643.3 million, Rs.802.9 million and Rs.499.4 million on equity, respectively.

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
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was Rs.1,157,370.1 million as at March 31, 2023 and Rs.1,219,374.6 million as at March 31, 2022, being the total of the carrying amount of balances with banks, short term deposits with banks, trade receivables, finance receivables, margin money and other financial assets excluding equity investments.
Financial assets that are neither past due nor impaired
None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as at March 31, 2023, and March 31,2022, that defaults in payment obligations will occur.
Credit quality of financial assets and impairment loss
The ageing of trade receivables and finance receivables as of balance sheet date is given below. The age analysis have been considered from the due date.

	As at March 31,
	2023		2023		2023		2023		2023		2023			2022		2022		2022
Trade receivables	Gross		Allowance		Net		Gross		Allowance		Net			Gross		Allowance		Net

	(In millions)
Period (in months)
Not due	US$	1,739.5	US$	(14.7)	US$	1,724.8	Rs.	142,943.5	Rs.	(1,210.7)	Rs.	141,732.8		Rs.	102,955.3	Rs.	(509.5)	Rs.	102,445.8
Overdue up to 3 months		53.7		(0.1)		53.6		4,410.0		(9.0)		4,401.0			13,500.4		(347.4)		13,153.0
Overdue 3-6 months		39.0		(2.6)		36.4		3,204.5		(213.6)		2,990.9			2,067.2		(161.9)		1,905.3
Overdue more than 6 months		183.0		(82.5)		100.5		15,034.2		(6,779.2)		8,255.0	*		14,414.0		(7,496.9)		6,917.1	*

Total	US$	2,015.2	US$	(99.9)	US$	1,915.3	Rs.	165,592.2	Rs.	(8,212.5)	Rs.	157,379.7		Rs.	132,936.9	Rs.	(8,515.7)	Rs.	124,421.2

Trade receivables overdue more
than six months include Rs.5,741.0 million as at March 31, 2023 (Rs.5,144.8 million as at March 31, 2022) outstanding from state government organizations in India, which are considered recoverable.
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

	As at March 31,
	2023		2023		2023		2023		2023		2023		2022		2022		2022
Finance receivables #	Gross		Allowance		Net		Gross		Allowance		Net		Gross		Allowance		Net

	(In millions)
Period (in months)
Not due*	US$	3,681.0	US$	(136.0)	US$	3,545.0	Rs.	302,461.3	Rs.	(11,171.6)	Rs.	291,289.7	Rs.	331,186.7	Rs.	(12,223.3)	Rs.	318,963.4
Overdue up to 3 months		59.8		(2.3)		57.5		4,910.2		(187.8)		4,722.4		5,463.0		(160.8)		5,302.2
Overdue more than 3 months		243.9		(93.9)		150.0		20,042.9		(7,717.7)		12,325.2		13,736.7		(5,690.2)		8,046.5

Total	US$	3,984.7	US$	(232.2)	US$	3,752.5	Rs.	327,414.4	Rs.	(19,077.1)	Rs.	308,337.3	Rs.	350,386.4	Rs.	(18,074.3)	Rs.	332,312.1

#	Finance receivables originated in India.
*	Allowance in the “Not due” category includes allowance against installments pertaining to impaired finance receivables which have not yet fallen due.

F-
97

(iii)	Liquidity risk
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
non-convertible
debentures (issued by the Company) falling due for repayment in the next 12 months in bank deposits, to meet the regulatory norms of liquidity.
The Company also constantly monitors funding options available in the debt and capital markets with a view to maintaining financial flexibility.
The table below provides undiscounted contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2023:

	Carrying amount		Due in 1 st Year		Due in 2 nd Year		Due in 3 rd to 5 th Year		Due after 5 th Year		Total contractual cash flows

			(In millions)
Financial liabilities
Accounts payable and acceptances	Rs.	832,349.8	Rs.	832,349.8	Rs.	—	Rs.	—	Rs.	—	Rs.	832,349.8	US$	10,129.6
Borrowings and interest thereon		1,273,261.5		386,411.5		413,893.6		481,256.3		108,782.4		1,390,343.8		16,920.3
Lease liabilities		84,529.7		14,801.2		11,418.4		32,606.9		79,324.3		138,150.8		1,681.3
Other financial liabilities		67,486.7		41,780.6		28,629.5		19,953.9		—		90,364.0		1,099.7
Derivative liabilities		97,663.3		47,259.4		4,489.2		29,016.8		396.8		81,162.2		987.7

Total	Rs.	2,355,291.0	Rs.	1,322,602.5	Rs.	458,430.7	Rs.	562,833.9	Rs.	188,503.5	Rs.	2,532,370.6	US$	30,818.6

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

	Carrying amount		Due in 1 st Year		Due in 2 nd Year		Due in 3 rd to 5 th Year	Total contractual cash flows

	(In millions)
Collateralized debt obligations	Rs.	748.7	Rs.	769.2	Rs.	—	Rs. —	Rs.	769.2	US$	9.4
The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2022:

	Carrying amount		Due in 1 st Year		Due in 2 nd Year		Due in 3 rd to 5 th Year		Due after 5 th Year		Total contractual cash flows

					(In millions)
Financial liabilities
Accounts payable and acceptances	Rs.	747,252.3	Rs.	747,252.3	Rs.	—	Rs.	—	Rs.	—	Rs.	747,252.3
Borrowings and interest thereon		1,414,130.2		436,646.7		316,506.7		586,104.1		199,563.7		1,538,821.2
Lease Liabilities		67,719.8		13,161.3		11,483.4		24,914.0		59,728.7		109,287.4
Other financial liabilities		51,740.5		32,551.8		1,653.4		1,834.4		38,947.3		74,986.9
Derivative liabilities		78,589.6		50,876.4		27,754.6		28,315.5		149.4		107,095.9

Total	Rs.	2,359,432.4	Rs.	1,280,488.5	Rs.	357,398.1	Rs.	641,168.0	Rs.	298,389.1	Rs.	2,577,443.7

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

	Carrying amount		Due in 1 st Year		Due in 2 nd Year		Due in 3 rd to 5 th Year		Total contractual cash flows

					(In millions)
Collateralized debt obligations	Rs.	11,825.4	Rs.	9,117.5	Rs.	3,285.8	Rs.	160.6	Rs.	12,563.9

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
F-
99

The fair value of derivative financial instruments is as follows:

	As at March 31,
	2023		2023		2022

	(In millions)
Foreign currency forward exchange contracts and options	US$	(762.7)	Rs.	(62,669.0)	Rs.	(53,493.3)
Commodity Derivatives		(59.8)		(4,916.2)		12,098.5
Others including interest rate and currency swaps		101.7		8,356.9		2,166.0

Total	US$	(720.8)	Rs.	(59,228.3)	Rs.	(39,228.8)

The gain/loss in foreign currency derivatives which are not hedge accounted, recognized in “Foreign exchange (gain) / loss(net) in the income statement was Rs.2,313.9 million (loss), Rs.2,773.2 million (gain) and Rs.8,407.4 million (loss) for the years ended March 31, 2023, 2022 and 2021 , respectively.
Following table provides sensitivity analysis in relation to derivative contracts:

	As at March 31,
	2023		2023		2022		2021

	(In millions)
10% depreciation of foreign currency:
Gain/(loss) in hedging reserve	US$	1,659.9	Rs.	136,394.1	Rs.	95,506.1	Rs.	47,227.0
Gain/(loss) in statement of Profit and loss	US$	(491.9)	Rs.	(40,422.9)	Rs.	(33,529.9)	Rs.	(22,584.4)
10% Appreciation of foreign currency:
Gain/(loss) in hedging reserve	US$	(1,626.0)	Rs.	(133,606.9)	Rs.	(111,364.2)	Rs.	(54,535.1)
Gain/(loss) in statement of Profit and loss	US$	694.0	Rs.	57,029.6	Rs.	48,574.9	Rs.	29,797.7

(v)	Commodity Price Risk
The Company is exposed to commodity price risk arising from the purchase of certain raw materials such as aluminium, copper, platinum and palladium. This risk is mitigated through the use of derivative contracts and fixed-price contracts with suppliers. The derivative contracts are not hedge accounted under IFRS 9 but are instead measured at fair value through profit or loss.
The gain/(loss) on commodity derivative contracts, recognized in the income statement was Rs.14,148.3 million, Rs.13,705.7 million and Rs.13,820.9 million for the years ended March 31, 2023, 2022 and 2021, respectively
In respect of the Company’s commodity derivative contracts, a 10% depreciation/appreciation of all commodity prices underlying such contracts, would have resulted in an approximate gain/(loss) of (Rs.5,714.1 million)/Rs.5,714.1 million, (Rs.5,924.1 million)/Rs.
5,924.1 million and (Rs.3,978.7 million)/Rs.3,978.7 in the income statement for the years ended March 31, 2023, 2022 and 2021, respectively.
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
Outstanding contracts

	Average strike rate		Nominal amounts						Carrying value
	(in GBP)		(in millions)						(in millions)
	As at March 31,		As at March 31,						As at March 31,
	2023	2022	2023		2023		2022		2023		2023		2022
Foreign currency forwards
Cash flow hedges - USD
Sell - USD/ Buy - GBP
<1 year	0.7530	0.7604	US$	3,703.3	Rs.	280,678.9	Rs.	286,513.9	US$	(252.9)	Rs.	(19,166.7)	Rs.	470.3
Between 1-5 years	0.7580	0.7361		5,631.5		426,822.8		371,259.9		(315.4)		(23,907.9)		(7,696.4)
Cash flow hedges - Chinese Yuan
Sell - Chinese Yuan / Buy - GBP
<1 year	0.1140	0.1094		3,586.1		271,799.2		280,236.8		(153.0)		(11,596.7)		(23,349.9)
Between 1-5 years	0.1160	0.1123		6,563.1		497,434.4		350,103.6		(247.6)		(18,763.6)		(12,487.6)
Cash flow hedges -Euro
Buy - Euro / Sell - GBP
<1 year	0.8920	0.8875		(2,660.3)		(201,632.8)		287,560.3		26.9		2,035.9		(11,058.9)
Between 1-5 years	0.9130	0.8860		(55.1)		(4,175.6)		124,646.1		0.6		48.8		(467.3)
Cash flow hedges - Other
<1 year	—	—		979.2		74,219.0		93,992.9		(7.6)		(576.3)		(1,679.8)
Between 1-5 years	—	—		1,137.4		86,209.0		86,513.3		(2.2)		(168.7)		(2,776.9)

Cash flow hedges of foreign exchange risk on recognized debt
Cross currency interest rate swaps
Buy - USD / Sell - GBP
Between 1-5 years	1.3000	1.3000		894.6		67,800.6		7,578.9		103.0		7,806.8		1,548.8
>5 years	—	0.7592	US$	—		—		37,743.2	US$	—	Rs.	—	Rs.	91.3
Buy - Euro / Sell - GBP
>5 years	0.8912	0.8912		597.6		45,294.4		44,304.6		(67.1)		(5,082.2)		(3,829.7)
Buy - USD / Sell - INR
<1 year	73.81	71.16		14.6		1,107.2		10,671.5		1.8		134.0		663.8
Between 1-5 years	71.86	71.86		94.8		7,186.0		8,293.2		10.8		821.2		14.7
>5 years	83.52	83.52	US$	582.8		44,173.1		40,736.5	US$	42.1		3,188.4		4,325.0

Total foreign currency derivative instruments			US$	21,069.6	Rs.	1,596,916.2	Rs.	2,030,154.7	US$	(860.6)	Rs.	(65,227.0)	Rs.	(56,232.6)

Debt instruments denominated in foreign currency
USD
Between 1-5 years	0.63	—		1,430.9		108,455.0		—		(1,299.5)		(98,493.8)		—

Total debt instruments denominated in foreign currency			US$	1,430.9		108,455.0		—	US$	(1,299.5)		(98,493.8)		—

	Average strike rate		Nominal amounts				Carrying value
			(USD in million)				(in millions)
	as at March 31		as at March 31				as at March 31
	2023	2022	2023		2022		2023		2023		2022
Interest rate swaps linked to LIBOR
>5 years	2.86%	2.86%	US$	237.5	US$	237.5	US$	8.0	Rs.	609.7	Rs.	(203.1)
Total derivatives designated in hedge relationship							US$	(852.6)	Rs.	(64,617.3)	Rs.	(56,435.7)
Non derivatives designated in hedge relationship

	Average strike rate		Nominal amounts		Carrying value
			(GBP in millions)		(in millions)
	as at March 31		as at March 31		as at March 31
	2023	2022	2023	2022	2023		2023		2022
Net Investment Hedge - GBP	—	—	1,074.0	923.7	US$	—	Rs.	—	Rs.	—

F-
101

39	Segment reporting

39A.	Accounting policy
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
a) Automotive: The Automotive business consists of four reportable segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.
b) Others: Others consist of IT services and Insurance broking services.
This segment information is provided to and reviewed by the Company’s Chief Operating Decision Maker (CODM).

	For the year ended/As at March 31, 2023
	Automotive and related activity
	Tata and other brand vehicles *								Vehicle Financing		Jaguar Land Rover		Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total
	Commercial Vehicles		Passenger Vehicles		Unallocable		Total
	(In millions)
Revenues:
External revenue	Rs.	690,696.0	Rs.	457,342.5	Rs.	1,759.1	Rs.	1,149,797.6	Rs.	43,184.3	Rs.	2,216,002.4	Rs.	—	Rs.	3,408,984.3	Rs.	33,221.0	Rs.	—	Rs.	3,442,205.3	US$	41,891.3
Inter-segment/intra-segment revenue	Rs.	14,914.4	Rs.	20,006.9	Rs.	879.9	Rs.	35,801.2	Rs.	1,560.5	Rs.	131.9	Rs.	(37,493.6)	Rs.	—	Rs.	14,793.9	Rs.	(14,793.9)	Rs.	—	US$	—

Total revenues	Rs.	705,610.4	Rs.	477,349.4	Rs.	2,639.0	Rs.	1,185,598.8	Rs.	44,744.8	Rs.	2,216,134.3	Rs.	(37,493.6)	Rs.	3,408,984.3	Rs.	48,014.9	Rs.	(14,793.9)	Rs.	3,442,205.3	US$	41,891.3

Earnings before other income, interest and tax (a)	Rs.	31,387.3		3,610.1		(2,792.3)		32,205.1		14,504.2		39,741.6		903.5		87,354.4		7,849.9		183.2		95,387.5		1,161.2
Finance costs pertaining to borrowings sourced by vehicle financing segment		—		—		—		—		(28,845.3)		—		—		(28,845.3)		—		—		(28,845.3)		(351.0)
Segment results	Rs.	31,387.3		3,610.1		(2,792.3)		32,205.1		(14,341.1)		39,741.6		903.5		58,509.1		7,849.9		183.2		66,542.2		810.2
Share of profit/(loss) of equity accounted investees (net)				—		1,851.3		1,851.3		—		1,443.4		—		3,294.7		69.1		—		3,363.8		40.9
Reconciliation to net income/(loss):																						—		—
Assets written off/loss on sale of assets and others (net)																						(5,258.9)		(64.0)
Other income/(loss) (net)																						30,548.5		371.8
Foreign exchange gain/(loss) (net)																						1,040.8		12.7
Interest income																						12,511.8		152.3
Interest expense (net) (excluding pertaining to borrowings sourced by vehicle financing segment)																						(73,547.0)		(895.5)
Income tax expense																						(7,040.6)		(85.7)

Net Income/(loss)																					Rs.	28,160.6	US$	342.7
Depreciation and amortization	Rs.	15,653.8		25,120.7		1,388.0		42,162.5		574.6	Rs.	197,949.9	Rs.	—	Rs.	240,687.0	Rs.	972.7	Rs.	(774.0)	Rs.	240,885.7	US$	2,931.6
Capital expenditure	Rs.	21,810.6		33,468.4		61.5		55,340.5		363.1	Rs.	121,607.1	Rs.	—	Rs.	177,310.7	Rs.	630.8	Rs.	(622.7)	Rs.	177,318.8	US$	2,158.0
Segment assets	Rs.	271,652.2	Rs.	180,564.1	Rs.	12,758.3	Rs.	464,974.6	Rs.	356,509.6	Rs.	1,776,973.6	Rs.	(23,909.4)	Rs.	2,574,548.4	Rs.	40,514.4	Rs.	(12,267.6)	Rs.	2,602,795.2	US$	31,675.7
Assets classified as held for sale						46.6		46.6		1,920.1		6,296.3		—		8,263.0				—		8,263.0		100.6
Investment in equity accounted investees		—		—		7,160.1		7,160.1				33,494.2		—		40,654.2		6,102.4				46,756.6		569.0
Reconciliation to total assets:
Investments																						217,034.9		2,641.3
Current and non-current income tax assets																						18,156.3		221.0
Deferred income taxes																						51,846.7		630.8
Other unallocated financial assets 1																						332,539.2		4,047.2

Total assets																					Rs.	3,277,392.0	US$	39,885.6

Segment liabilities	Rs.	223,696.4	Rs.	126,188.9	Rs.	12,522.7	Rs.	362,408.0	Rs.	12,413.7	Rs.	1,028,633.5	Rs.	(22,573.7)	Rs.	1,380,881.5	Rs.	22,521.2	Rs.	(3,124.6)	Rs.	1,400,278.1	US$	17,041.2
Reconciliation to total liabilities:
Borrowings																						1,256,496.6		15,291.2
Current income tax liabilities																						12,542.0		153.0
Deferred income taxes																						14,069.5		171.2
Other unallocated financial liabilities 2																						114,650.3		1,395.5

Total liabilities																					Rs.	2,798,036.5	US$	34,051.9

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
1.	Includes interest-bearing deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.
a.
Earnings before other income, interest and tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net) foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

	For the year ended/As at March 31, 2022
	Tata and other brand vehicles *								Vehicle Financing		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter-segment eliminations		Total
	Commercial Vehicles		Passenger Vehicles		Unallocable		Total

	(In millions)
Revenues:
External revenue	Rs.	521,107.8	Rs.	309,171.8	Rs.	2,258.6	Rs.	832,538.2	Rs.	42,113.4	Rs.	1,864,426.3	Rs.	—	Rs.	2,739,077.9	Rs.	26,689.0	Rs.	—	Rs.	2,765,766.9
Inter-segment/intra-segment revenue	Rs.	(2,090.5)	Rs.	5,280.0	Rs.	—	Rs.	3,189.5	Rs.	2,090.5	Rs.	—	Rs.	(5,280.0)	Rs.	—	Rs.	11,351.8	Rs.	(11,351.8)	Rs.	—

Total revenues	Rs.	519,017.3	Rs.	314,451.8	Rs.	2,258.6	Rs.	835,727.7	Rs.	44,203.9	Rs.	1,864,426.3	Rs.	(5,280.0)	Rs.	2,739,077.9	Rs.	38,040.8	Rs.	(11,351.8)	Rs.	2,765,766.9

Earnings before other income, interest and tax (a)	Rs.	(3,560.7)		(13,174.4)		(1,374.6)		(18,109.7)		23,163.2		(41,623.5)		—		(36,570.0)		6,146.4		537.5		(29,886.1)
Finance costs pertaining to borrowings sourced by vehicle financing segment		—		—		—		—		(27,189.3)		—		—		(27,189.3)		—		—		(27,189.3)
Segment results	Rs.	(3,560.7)		(13,174.4)		(1,374.6)		(18,109.7)		(4,026.1)		(41,623.5)		—		(63,759.3)		6,146.4		537.5		(57,075.4)
Share of profit/(loss) of equity accounted investees (net)		—		—		1,224.4		1,224.4		—		(2,055.7)		—		(831.3)		90.7		—		(740.6)
Reconciliation to net income/(loss):																						—
Assets written off/loss on sale of assets and others (net)																						555.4
Other income/(loss) (net)																						47,720.8
Foreign exchange gain/(loss) (net)																						(805.8)
Interest income																						6,252.1
Interest expense (net) (excluding pertaining to borrowings sourced by vehicle financing segment)																						(66,073.8)
Income tax expense																						(42,204.9)

Net Income/(loss)																					Rs.	(112,372.2)
Depreciation and amortization	Rs.	16,863.5		22,306.9		1,499.3		40,669.7		597.0	Rs.	198,037.6	Rs.	—	Rs.	239,304.3	Rs.	12.8	Rs.	—	Rs.	239,317.1
Capital expenditure	Rs.	19,945.9		6,239.5		10.0		26,195.4		204.3	Rs.	118,549.4	Rs.	—	Rs.	144,949.1	Rs.	446.7	Rs.	—	Rs.	145,395.8
Segment assets	Rs.	272,906.4	Rs.	142,362.9	Rs.	6,289.8	Rs.	421,559.1	Rs.	385,446.7	Rs.	1,689,542.5	Rs.	—	Rs.	2,496,548.3	Rs.	34,650.0	Rs.	(11,294.3)	Rs.	2,519,904.0
Assets classified as held for sale				334.5		64.8		399.3		4,499.0		58.7		—		4,957.0				—		4,957.0
Investment in equity accounted investees		—		—		5,542.5		5,542.5				31,929.9		—		37,472.4		6,021.5				43,493.9
Reconciliation to total assets:
Investments																						250,301.4
Current and non-current income tax assets																						14,566.3
Deferred income taxes																						38,708.7
Other unallocated financial assets 1																						351,671.4

Total assets																					Rs.	3,223,602.7

Segment liabilities	Rs.	210,850.4	Rs.	109,216.0	Rs.	2,095.5	Rs.	322,161.9	Rs.	9,662.0	Rs.	913,816.1	Rs.	(886.0)	Rs.	1,244,754.0	Rs.	20,201.5	Rs.	(2,697.8)	Rs.	1,262,257.7
Reconciliation to total liabilities:
Borrowings																						1,396,662.2
Current income tax liabilities																						12,538.5
Deferred income taxes																						15,584.4
Other unallocated financial liabilities 2																						95,995.3

Total liabilities																					Rs.	2,783,038.1

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
1.	Includes interest-bearing deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.
a.
Earnings before other income, interest and tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net) foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

	For the year ended/ As at March 31, 2021
	Automotive and related activity
	Tata and other brand vehicles *
	Commercial Vehicles		Passenger Vehicles		Unallocable		Total		Vehicle Financing		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total

	(In millions)
Revenues:
External revenue	Rs.	331,779.3	Rs.	165,188.4	Rs.	156.3	Rs.	497,123.9	Rs.	41,801.9	Rs.	1,926,616.6	Rs.	—	Rs.	2,465,542.5	Rs.	16,088.9	Rs.	—	Rs.	2,481,631.4
Inter-segment/intra-segment revenue	Rs.	(2,124.0)	Rs.	—	Rs.	—	Rs.	(2,124.0)	Rs.	2,124.0	Rs.	—	Rs.	—	Rs.	—	Rs.	9,987.3	Rs.	(9,987.3)	Rs.	—

Total revenues	Rs.	329,655.3	Rs.	165,188.4	Rs.	156.3	Rs.	494,999.9	Rs.	43,926.0	Rs.	1,926,616.6	Rs.	—	Rs.	2,465,542.5	Rs.	26,076.2	Rs.	(9,987.3)	Rs.	2,481,631.4

Earnings before other income, interest and tax (a)	Rs.	(6,058.8)		(11,019.4)		(4,042.2)		(21,120.4)		26,961.7		(104,041.0)		—		(98,199.7)		2,943.4		667.0		(94,589.3)
Finance costs pertaining to borrowings sourced by vehicle financing segment		—		—		—		—		(28,514.5)		—		—		(28,514.5)		—		—		(28,514.5)
Segment results		(6,058.8)		(11,019.4)		(4,042.2)		(21,120.4)		(1,552.8)		(104,041.0)		—		(126,714.2)		2,943.4		667.0		(123,103.8)
Share of profit/(loss) of equity accounted investees (net)		—		—		(406.8)		(406.8)		—		(3,633.2)		—		(4,040.0)		250.4		—		(3,789.6)
Reconciliation to net income/(loss):																						—
Assets written off/loss on sale of assets and others (net)																						(3,094.6)
Other income/(loss) (net)																						42,368.1
Foreign exchange gain/(loss) (net)																						18,293.3
Interest income																						4,925.3
Interest expense (net) (excluding pertaining to borrowings sourced by vehicle financing segment)																						(52,326.0)
Income tax (expense)/credit																						(25,410.7)

Net Income/(loss)																					Rs.	(142,138.0)

Depreciation and amortization	Rs.	16,462.1		19,975.5		1,574.9		38,012.5		613.6	Rs.	191,306.9	Rs.	—	Rs.	229,933.0	Rs.	966.2	Rs.	(1,261.1)	Rs.	229,638.1
Capital expenditure	Rs.	11,805.6		10,018.4		(792.6)		21,031.4		284.4	Rs.	157,274.5	Rs.	—	Rs.	178,590.3	Rs.	(391.6)	Rs.	—	Rs.	178,198.7

Segment assets	Rs.	239,776.8	Rs.	145,351.1	Rs.	19,413.9	Rs.	404,541.8	Rs.	395,655.5	Rs.	1,755,109.8	Rs.	—	Rs.	2,555,307.1	Rs.	24,775.8	Rs.	(12,698.9)	Rs.	2,567,384.0
Assets classified as held for sale						2,208.0		2,208.0						—		2,208.0				—		2,208.0
Investment in equity accounted investees		—		—		4,271.4		4,271.4				31,825.3		—		36,096.7		5,911.2				42,007.9
Reconciliation to total assets:
Investments																						204,194.8
Current and non-current income tax assets																						18,686.1
Deferred income taxes																						45,203.5
Other unallocated financial assets 1																						463,110.0

Total assets																					Rs.	3,342,794.4

Segment liabilities	Rs.	179,652.4	Rs.	60,109.9	Rs.	11,061.6	Rs.	250,823.9	Rs.	8,373.2	Rs.	1,105,896.9	Rs.	—	Rs.	1,365,094.0	Rs.	15,084.6	Rs.	(2,714.7)	Rs.	1,377,463.9
Reconciliation to total liabilities:
Borrowings																						1,358,937.1
Current income tax liabilities																						10,864.4
Deferred income taxes																						15,558.9
Other unallocated financial liabilities 2																						60,834.3

Total liabilities																					Rs.	2,823,658.6

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
1.	Includes interest-bearing deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.
a.
Earnings before other income, interest and tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net) foreign exchange gains/(loss) (net), interest income, interest expense (net) an income tax expense.

F-
105

Entity-wide disclosures
Information concerning principal geographic areas is as follows:
Net sales to external customers by geographic area by location of customers:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
India	US$	13,814.6	Rs.	1,135,142.0	Rs.	802,655.6	Rs.	497,802.5
United States of America		6,337.0		520,713.6		453,456.8		467,580.8
United Kingdom		4,587.2		376,927.0		324,296.6		369,256.4
Rest of Europe		5,203.2		427,547.0		332,145.9		349,545.8
China		5,427.5		445,975.2		426,459.3		445,784.4
Rest of the World		6,521.8		535,900.5		426,752.7		351,661.5

Total revenues	US$	41,891.3	Rs.	3,442,205.3	Rs.	2,765,766.9	Rs.	2,481,631.4

Non-current
assets (Property, plant and equipment, Intangible assets, other non-current
assets
(non-financial)
and Goodwill) by geographic area:

	As at March 31,
	2023		2023		2022

	(In millions)
India	US$	3,075.8	Rs.	252,739.3	Rs.	238,235.2
United States of America		100.0		8,215.1		8,503.3
United Kingdom		12,028.4		988,369.9		1,020,818.6
Rest of Europe		1,046.6		85,997.8		94,377.1
China		169.1		13,892.1		13,073.7
Rest of the World		419.9		34,506.2		35,869.6

Total	US$	16,839.8	Rs.	1,383,720.3	Rs.	1,410,877.5

Information about product revenues:

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Tata and Fiat vehicles (Refer note below)	US$	13,335.4	Rs.	1,095,766.1	Rs.	782,631.3	Rs.	462,990.0
Tata Daewoo commercial vehicles		669.6		55,021.4		53,096.4		32,498.5
Jaguar Land Rover vehicles		26,968.5		2,216,002.4		1,864,426.3		1,926,418.9
Others		404.3		33,220.9		24,494.4		19,243.6

Sub-total		41,377.8		3,400,010.8		2,724,648.4		2,441,151.0
Finance revenues		513.5		42,194.5		41,118.5		40,480.4

Total revenues	US$	41,891.3	Rs.	3,442,205.3	Rs.	2,765,766.9	Rs.	2,481,631.4

Note:-
Tata and Fiat vehicles includes the following:-

	Year ended March 31,
	2023		2023		2022		2021

	(In millions)
Commercial Vehicles	US$	7,736.1	Rs.	635,674.7	Rs.	471,200.9	Rs.	331,779.3
Passenger Vehicles		4,719.8		387,822.5		282,541.8		159,468.4
Electric Vehicles		846.1		69,520.0		26,630.0		5,720.0

Total revenues excluding unallocable	US$	13,302.0	Rs.	1,093,017.2	Rs.	780,372.7	Rs.	496,967.6

40.	Related-party transactions
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
The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2023:

	Associates and its subsidiaries		Joint ventures	Joint operations		Tata Sons Pvt Ltd, its subsidiaries and joint ventures		Total		Total
	(In millions)
(A) Transactions
Purchase of products	Rs.73,536.9	Rs.	5,723.7	Rs.	108,365.1	Rs.	18,317.8	Rs.	205,943.5	US$	2,506.3
Sale of products	3,256.8		24,476.2		30,278.7		14,864.2		72,875.9		886.9
Services received	220.8		24.4		6.2		24,663.6		24,915.0		303.2
Services rendered	257.2		10,607.4		64.4		2,404.4		13,333.4		162.3
Bills discounted	—		—		—		108,823.7		108,823.7		1,324.4
Purchase of property, plant and equipment	918.5		—		—		190.5		1,109.0		13.5
Interest (income)/expense, dividend (income)/paid, (net)	42.3		—		(2,112.9)		475.8		(1,594.8)		(19.4)
Finance taken (including loans and equity)	1,430.0		—		—		—		1,430.0		17.4
Finance taken, paid back (including loans and equity)	1,860.0		—		—		—		1,860.0		22.6
Repayment towards lease liability	—		—		310.8		—		310.8		3.8

(B) Balances
Amounts receivable in respect of loans and interest thereon	—		93.0		—		49.0		142.0		1.7
Amounts payable in respect of loans and interest thereon	480.0		—		—		36.7		516.7		6.3
Amount payable in respect of Lease Liability	—		—		3,028.7		—		3,028.7		36.9
Trade and other receivables	328.5		3,369.8		998.5		3,094.0		7,790.8		94.8
Accounts payable	2,295.7		45.5		7,535.6		4,719.8		14,596.6		177.6
Acceptances	—		—		—		11,561.4		11,561.4		140.7
Provision for amount receivables	—		93.0		—		—		93.0		1.1
Note:
The Company is required, in terms of Regulation 23 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015, to obtain the approval of shareholders for the transaction of sale of products aggregating to Rs.15,460.6 million with Fiat India Automobiles Private Limited, a joint arrangement, which has become a material related party transaction for the year ended March 31, 2023. The Company proposes to take the approval of the shareholders at the forthcoming Annual General Meeting.

F-
107

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2022:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Pvt Ltd, its subsidiaries and joint ventures		Total

	(In millions)
(A) Transactions
Purchase of products	Rs.	40,642.2	Rs.	3,988.9	Rs.	55,585.9	Rs.	229.7	Rs.	100,446.7
Sale of products		3,897.9		26,797.3		16,930.0		12,691.0		60,316.2
Services received		109.5		36.7		2.6		18,019.0		18,167.8
Services rendered		125.8		9,861.3		52.3		1,846.3		11,885.7
Bills discounted		—		—		—		79,014.20		79,014.2
Purchase of property, plant and equipment		348.6		—		—		97.90		446.5
Sale of property, plant and equipment		—		—		—		2,340.9		2,340.9
Interest (income)/expense, dividend (income)/paid, (net)		58.4		—		(45.1)		726.6		739.9
Finance taken (including loans and equity)		1,480.0		—		—		—		1,480.0
Finance taken, paid back (including loans and equity)		1,520.0		—		—		12.70		1,532.7
Borrowing towards lease liability		—		—		542.7		—		542.7
Repayment towards lease liability		—		—		240.7		—		240.7

(B) Balances
Amounts receivable in respect of loans and interest thereon		—		93.0		—		44.6		137.6
Amounts payable in respect of loans and interest thereon		910.0		—		—		28.8		938.8
Amount payable in respect of Lease Liability		—		—		2,960.5		—		2,960.5
Trade and other receivables		718.2		2,979.7		838.5		2,658.4		7,194.8
Accounts payable		1,399.5		2.0		1,119.2		2,388.4		4,909.1
Acceptances		—		—		—		15,297.2		15,297.2
Provision for amount receivables		—		93.0		—		—		93.0
The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2021:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Pvt Ltd, its subsidiaries and joint ventures		Total

	(In millions)
(A) Transactions
Purchase of products	Rs.	19,795.6	Rs.	—	Rs.	38,686.3	Rs.	277.4	Rs.	58,759.3
Sale of products		1,450.0		27,546.0		11,790.1		9,459.2		50,245.3
Services received		145.7		—		7.4		14,248.9		14,402.0
Services rendered		105.9		10,769.6		44.9		1,700.0		12,620.4
Bills discounted		—		—		—		59,472.30		59,472.3
Purchase of property, plant and equipment		248.2		—		—		37.20		285.4
Sale of property, plant and equipment		—		—		—		343.7		343.7
Interest (income)/expense, dividend (income)/paid, (net)		55.0		(0.9)		183.7		588.9		826.7
Finance given (including loans and equity)		—		—		—		412.5		412.5
Finance taken (including loans and equity)		2,110.0		—		—		26,025.10		28,135.1
Finance taken, paid back (including loans and equity)		1,620.0		—		—		—		1,620.0
Borrowing towards lease liability		—		—		1,679.9		—		1,679.9
Repayment towards lease liability		—		—		141.4		—		141.4

(B) Balances
Amounts receivable in respect of loans and interest thereon		—		93.9		—		45.9		139.8
Amounts payable in respect of loans and interest thereon		950.0		—		—		60.7		1,010.7
Amount payable in respect of Lease Liability		—		—		2,658.5		—		2,658.5
Trade and other receivables		405.7		4,812.9		—		3,484.6		8,703.2
Accounts payable		653.1		—		1,569.4		2,224.8		4,447.3
Acceptances		—		—		—		9,290.7		9,290.7
Provision for amount receivables		—		93.0		—		—		93.0

Compensation of key management personnel:

	Year ended March 31,
	2023		2023		2022		2021

			(In millions)
Short-term benefits	US$	10.0	Rs.	818.7	Rs.	575.9	Rs.	895.4
Post-employment benefits*		0.1		9.9		14.4		133.0
Share based payment	US$	0.7	Rs.	60.2	Rs.	14.2	Rs.	6.8
The compensation of erstwhile CEO and Managing Director is Rs.169.7 million for the year ended March 31, 2022. The compensation of Executive Director is Rs.46.4 million and Rs.33.4 million for the year ended March 31, 2023 and 2022, respectively.
The compensation of Group CFO is Rs.134.9 million and Rs.111.7 million for the year ended March 31, 2023 and 2022, respectively
The compensation of CEO at Jaguar Land Rover is Rs.586.7 million and Rs.371.8 million for the
year ended March 31, 2023 and 2022, respectively.
* Excludes provision for encashable leave and gratuity for certain key management personnel as a separate actuarial valuation is not available.
Refer note 32 for information on transactions with post-employment benefit plans.

F-
109

41.	Earnings per share (“EPS”)

41A.	Accounting policy
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

	Net income attributable to shareholders of Tata Motors Limited (In millions)		Weighted average shares (Nos.)	Earnings per share
For the year ended March 31, 2023:
Ordinary Shares
Basic net earnings/(loss) per share	Rs.	22,031.5	3,321,146,115	Rs.	6.6
	US$	268.1		US$	0.1
Effect of shares kept in abeyance	Rs.	—	492,559	Rs.	—
	US$	—		US$	—
Adjustment for Dilutive Shares related to ESOP/PSP	Rs.	—	1,282,388	Rs.	—
	US$	—		US$	—
Diluted earnings/(loss) per share	Rs.	22,031.5	3,322,921,062	Rs.	6.6
	US$	268.1		US$	0.1
‘A’ Ordinary Shares
Basic net earnings/(loss) per share	Rs.	3,373.3	508,502,896	Rs.	6.6
	US$	41.1		US$	0.1
Effect of shares kept in abeyance	Rs.	—	233,214	Rs.	—
	US$	—		US$	—
Diluted earnings/(loss) per share	Rs.	3,373.3	508,736,110	Rs.	6.6
	US$	41.1		US$	0.1
For the year ended March 31, 2022:
Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(98,599.3)	3,320,402,491	Rs.	(29.7)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
Diluted earnings/(loss) per share	Rs.	(98,599.3)	3,320,402,491	Rs.	(29.7)
‘A’ Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(15,100.0)	508,502,896	Rs.	(29.7)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
Diluted earnings/(loss) per share	Rs.	(15,100.0)	508,502,896	Rs.	(29.7)
For the year ended March 31, 2021:
Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(122,748.1)	3,128,268,742	Rs.	(39.2)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
Diluted earnings/(loss) per share	Rs.	(122,748.1)	3,128,268,742	Rs.	(39.2)
‘A’ Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(19,952.8)	508,502,896	Rs.	(39.2)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
Diluted earnings/(loss) per share	Rs.	(19,952.8)	508,502,896	Rs.	(39.2)
‘A’ Ordinary shareholders are entitled to receive dividend at 5 percentage points more than the aggregate rate of dividend determined by Tata Motors Limited on Ordinary shares for the financial year.

#	Since there is a loss for the year ended March 31, 2022 and 2021 potential equity shares are not considered as dilutive and hence Diluted EPS is same as Basic EPS.

42.	Held for sale assets and liabilities
Certain assets of the Company are classified as “Held for Sale” as they meet the criteria laid out under IFRS.
The below table outlines various
asse
ts and liabilities classif
i
ed as held for sale.

	As at March 31,
	2023		2023		2022

	(In millions)
Property, plant and equipment	US$	77.2	Rs.	6,342.9	Rs.	498.2
Repossessed vehicles related to finance receivable		23.4		1,920.1		4,458.8

Total assets	US$	100.6	Rs.	8,263.0	Rs.	4,957.0

Liabilities directly associated with Assets held-for-sale		—		—		31.2

Total liabilities	US$	—	Rs.	—	Rs.	31.2

43.	Loss/(gain) on sale/write off of assets and others (net)
The Company has written off certain property, plant and equipment and intangible assets amounting to Rs.5,164.2 million, Rs.366.5 million and Rs.5,626.8 million for the year ended March 31, 2023, 2022 and 2021 and recorded a loss/(gain) on sale of assets of Rs.94.7 million, Rs.(921.9) million and Rs.(2,532.2) million for the year ended March 31, 2023, 2022 and 2021.

44.
Tata Motors Limited (“Parent Company”)—condensed financial information as to financial position, cash flows and results of operations has not been provided, as per the requirements of Rule
12-04
(a) of Regulation
S-X,
because restricted net assets of the consolidated subsidiaries does not exceed 25% of the consolidated net assets as at March 31, 2023. As at March 31, 2023 and 2022, Rs. Nil and Rs. Nil respectively, of restricted assets were not available for distribution.

45.
Project Reimagine was approved by the JLR board on February 11, 2021, which targets the production of more sustainable and fully electric luxury vehicles including the goal of having a fully electric fleet of luxury vehicles by the end of the decade and 100% of sales from pure battery electric vehicles by 2036, as well as striving toward achieving net zero carbon emissions across its supply chain, among other environmentally driven strategies by 2039. This revised strategy, particularly the cancellation of the Modular Longitudinal Architecture (MLA) - Mid architecture, resulted in a charge being recognised comprising the following:

(i)	Asset write-downs of GBP951.8 million (Rs.96,061.1 million) in relation to models cancelled.

(ii)
Restructuring costs of GBP533.8 million (Rs.53,881.9 million) includes Costs of GBP526.4 million (Rs.53,122.9 million) accruals to settle legal obligations on work performed to date and provisions for redundancies and other third party obligations and defined benefit past service cost of GBP7.5 million (Rs.759.0 million).

46.
During the year ended March 31, 2022, Jaguar Land Rover has created a provision of Rs
.
4,286.6 million (GBP43 million) in relation to customer liabilities arising from sanctions imposed against Russia by many countries, preventing the shipment of vehicles and certain parts to the Russian market.

47.
As per the Securities Subscription Agreement between the Company and India Markets Rio Pte Ltd, an entity affiliated with TPG Rise Climate (the climate investing strategy of TPG’s global impact investing platform TPG Rise) for an aggregate investment of Rs.75,000 million
in Tata Passenger Electric Mobility Ltd. (TPEML), wholly owned subsidiary of the Company, against which TPEML will issue compulsory convertible preference shares. As per this arrangement TPEML will receive the amount in two tranches. First tranche of Rs.37,500 million
was received on March 29, 2022, and second tranche of Rs.37,500 million
on January 31, 2023.

F-
111

4 8 .	We had the following subsidiaries as at March 31, 2023:

Sr. No.	Name of the Subsidiary Company	Country of incorporation	% of Equity Shareholding
	(A) DIRECT SUBSIDIARIES
1	TML Business Services Limited	India	100.00
2	Tata Motors Insurance Broking and Advisory Services Limited	India	100.00
3	TMF Holdings Limited	India	100.00
4	TML Holdings Pte. Limited	Singapore	100.00
5	Tata Hispano Motors Carrocera S.A.	Spain	100.00
6	Tata Hispano Motors Carrocerries Maghreb SA	Morocco	100.00
7	Tata Precision Industries Pte. Limited	Singapore	78.39
8	Tata Technologies Limited	India	76.69
9	Tata Motors Body Solutions Limited (Formerly known as Tata Marcopolo Motors Limited)	India	100.00
10	Brabo Robotics and Automation Limited	India	100.00
11	Jaguar Land Rover Technology and Business Services India Private Limited (Formerly known as JT Special Vehicles Pvt. Limited)	India	100.00
12	TML CV Mobility Solutions Limited	India	100.00
13	Tata Passenger Electric Mobility Limited.	India	100.00
14	Tata Motors Passenger Vehicles Limited	India	100.00
15	TML Smart City Mobility Solutions Limited (Incorporated on May 25, 2022)	India	100.00
	(B) INDIRECT SUBSIDIARIES
	(ii) Subsidiaries of Tata Passenger Electric Mobility Limited.
16	Trilix S.r.l.	Italy	100.00
17	Tata Motors European Technical Centre PLC	UK	100.00
	(iii) Subsidiaries of TML Holdings Pte. Ltd.
18	Tata Daewoo Commercial Vehicle Company Limited	South Korea	100.00
19	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited	South Korea	100.00
20	Tata Motors (Thailand) Limited	Thailand	97.21
21	Tata Motors (SA) (Proprietary) Limited	South Africa	60.00
22	PT Tata Motors Indonesia	Indonesia	100.00
23	PT Tata Motors Distribusi Indonesia	Indonesia	100.00
24	Jaguar Land Rover Automotive Plc	UK	100.00
	(iv) Subsidiaries of Jaguar Land Rover Automotive Plc
25	Jaguar Land Rover Holdings Limited	UK	100.0
	(v) Subsidiaries of Jaguar Land Rover Holdings Limited
26	Jaguar Land Rover Limited	UK	100.0
27	Jaguar Land Rover Austria GmbH	Austria	100.00
28	Jaguar Land Rover Japan Limited	Japan	100.00
29	JLR Nominee Company Limited	UK	100.00
30	Jaguar Land Rover Deutschland GmbH	Germany	100.00
31	Jaguar Land Rover Classic Deutschland GmbH	Germany	100.00
32	Jaguar Land Rover North America LLC	USA	100.00
33	Jaguar Land Rover Nederland BV	Netherlands	100.00
34	Jaguar Land Rover Portugal - Veículos e Peças, Lda.	Portugal	100.00
35	Jaguar Land Rover Australia Pty Limited	Australia	100.00
36	Jaguar Land Rover Italia Spa	Italy	100.00
37	Jaguar Land Rover Korea Company Limited	South Korea	100.00
38	Jaguar Land Rover (China) Investment Co. Limited	China	100.00

Sr. No.	Name of the Subsidiary Company	Country of incorporation	% of Equity Shareholding
39	Jaguar Land Rover Canada ULC	Canada	100.00
40	Jaguar Land Rover France, SAS	France	100.00
41	Jaguar Land Rover (South Africa) (Pty) Limited	South Africa	100.00
42	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA	Brazil	100.00
43	Limited Liability Company “Jaguar Land Rover” (Russia)	Russia	100.00
44	Jaguar Land Rover (South Africa) Holdings Limited	UK	100.00
45	Jaguar Land Rover India Limited	India	100.00
46	Jaguar Land Rover Espana SL	Spain	100.00
47	Jaguar Land Rover Belux NV	Belgium	100.00
48	Jaguar Cars South Africa (Pty) Limited	South Africa	100.00
49	Jaguar Cars Limited	UK	100.00
50	Land Rover Exports Limited	UK	100.00
51	Land Rover Ireland Limited	Ireland	100.00
52	The Daimler Motor Company Limited	UK	100.00
53	Daimler Transport Vehicles Limited	UK	100.00
5 4	S.S. Cars Limited	UK	100.00
55	The Lanchester Motor Company Limited	UK	100.00
56	Shanghai Jaguar Land Rover Automotive Services Company Limited	China	100.00
57	Jaguar Land Rover Pension Trustees Limited	UK	100.00
58	Jaguar Land Rover Slovakia s.r.o	Slovakia	100.00
59	Jaguar Land Rover Singapore Pte. Ltd.	Singapore	100.00
60	Jaguar Racing Limited	UK	100.00
61	InMotion Ventures Limited	UK	100.00
62	In-Car Ventures Limited	UK	100.00
63	InMotion Ventures 2 Limited	UK	100.00
64	InMotion Ventures 3 Limited	UK	100.00
65	Jaguar Land Rover Colombia S.A.S	Columbia	100.00
66	Jaguar Land Rover Ireland (Services) Limited	Ireland	100.00
67	Jaguar Land Rover Taiwan Company Limited	Taiwan	100.00
68	Jaguar Land Rover Servicios México, S.A. de C.V.	Mexico	100.00
69	Jaguar Land Rover México, S.A.P.I. de C.V.	Mexico	100.00
70	Jaguar Land Rover Hungary KFT	Budapest	100.00
71	Jaguar Land Rover Classic USA LLC	USA	100.00
72	Jaguar Land Rover Ventures Limited	UK	100.00
73	Bowler Motors Limited	UK	100.00
74	Jaguar Land Rover (Ningbo) Trading Co. Limited	China	100.00
	(vi) Subsidiaries of Tata Technologies Limited
75	Tata Technologies Pte Limited	Singapore	76.69
76	Tata Technologies (Thailand) Limited	Thailand	76.69
77	Tata Manufacturing Technologies (Shanghai) Limited	China	76.69
78	INCAT International Plc.	UK	76.69
79	Tata Technologies Inc. (Formerly known as INCAT GmbH)	Germany	76.69
8 0	Tata Technologies Europe Limited	UK	76.69
81	Tata Technologies Nordics AB	UK	76.69
82	Tata Technologies Inc.	USA	76.74
83	Tata Technologies de Mexico, S.A. de C.V.	Mexico	76.74
84	Cambric Limited	USA	76.74
85	Tata Technologies SRL Romania	Romania	76.74
86	Tata Technologies Limited Employees Stock Option Trust	India	76.69
87	INCAT International Limited ESOP 2000	UK	76.69
	(vii) Subsidiaries of TMF Holdings Ltd.
88	Tata Motors Finance Solutions Limited	India	100.00
89	Tata Motors Finance Limited	India	100.00
	(vii) Subsidiaries of TML Smart City Mobility Solutions Limited.
90	TML Smart City Mobility Solutions (J&K) Private Limited (Incorporated with effect from October 13, 2022)	India	100.00

F-
113